EXHIBIT (c)(vi)

Queensland’s Budget Papers for 2026-27

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•

the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the conflicts in the Middle East, including their impact on global energy supply and prices;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(vi)-1

APPROPRIATION BILL 2026-27

THE HONOURABLE DAVID JANETZKI MP

TREASURER

MINISTER FOR ENERGY AND MINISTER HOME OWNERSHIP

Mr Speaker,

Our first budget laid the foundation for the fresh start Queenslanders voted for.

Respect for taxpayers’ money.

Respect for our public servants who work to heal the sick, teach and care for our young and protect our citizens.

Respect for the industries that underpin our prosperity.

And respect for hardworking Queenslanders who deserved better than what a decade of Labor government gave them.

Today we strengthen those foundations.

In challenging times, both here and abroad.

By delivering what we said we would and honouring our election commitments.

By investing in the jobs and services that would have ended under Labor.

By funding the infrastructure and projects to build our state’s future.

By providing certainty and stability through another budget with no new or increased taxes.

Not taking the easy option other governments have taken, damaging confidence and aspiration across the country.

Economic Backdrop

12,000 kilometres away lies the Strait of Hormuz.

War in Iran and blockages in the Strait have impacted roughly 20 per cent of the world’s oil supply reverberating through all markets to all corners of the global economy.

One of the most significant geopolitical economic shocks in our lifetime will linger long across the world.

And Queensland lies at the very end of this global supply chain – downstream of the global chaos.

The nation’s largest user of diesel.

Oil reliance buried deep into our economy.

Products embedded across industries, in ways obvious and subtle, driving prices higher, now and into a still uncertain future.

1,000 kilometres away lies Canberra.

A federal Labor government budget of broken promises that threatens not just political stability but the confidence and aspiration of everyday Australians – young and older – and businesses – small and family.

But that’s just the beginning. Canberra’s approach to federal-state financial arrangements threatens the very stability of the federation.

National Disability Insurance Scheme cost-shifting in the billions.

Inexplicable changes to natural disaster funding after a year in which 74 of 77 Queensland local governments have been disaster declared.

Uncertainty regarding previously struck 80/20 Bruce Highway funding agreements.

Queensland inland rail funding sent to Victoria, depriving our nation of its long-held promise.

More than 1,000 stranded Queenslanders lying in hospital awaiting federally responsible aged care places.

Ill-defined and ill-conceived intervention in the Queensland supplied east coast gas market.

TAFE funding cuts jeopardising more than 10,000 placements.

And of course, the inequities of the GST carve-up penalising Queensland for its decentralisation and commitment to the national wealth-creating gas industry.

Despite the national pool increasing by almost 20 per cent over the past three years, Queensland will be allocated less GST in real terms in 2026-27 than 2023-24.

And just metres away sit those opposite.

Their legacy of debt, deficits and deception.

Record debt. Worsening deficits. Broken tax promises.

State-owned service stations. State-owned GP practices. State-sliced school lunches.

Projects unscoped, ungoverned and undeliverable. Pioneer-Burdekin. Hydrogen. Borumba. Copperstring.

Budget papers as advertising hoarding. Nothing inside them to support Queenslanders who needed it most. Not 50 cent fares. Not Play On Sports Vouchers. Not even bill relief for vulnerable Queensland households.

Unfunded jobs and services. In health, child safety and homelessness.

A credit rating downgrade not just highly likely, but inevitable.

Turning around the ship from the careless course charted by those opposite will take time.

Delivering Strengthened Fiscal Results

These are the challenges – both near and far – that faced the Crisafulli Government as we started preparing our second budget.

And today, I present a budget to the House that strengthens the foundations of our first budget to address these challenges and delivers strengthened fiscal results.

Mr Speaker, I can today announce an operating surplus in the last of the budget years of 2029-30.

As foreshadowed last year, this surplus is possible because of stable revenue improvements, the careful management of expense growth and a growing Queensland economy.

The operating deficit for 2026-27 has improved to $6.2 billion following this year’s expected operating deficit of $8.8 billion.

Again, this improvement has been achieved through careful expense growth management with a forecast 4.9 per cent expense growth in 2026-27 compared to 5.3 per cent in last year’s budget and Labor’s historic growth of 6.6 per cent.

We’ve avoided the easy decisions seen in other jurisdictions – higher taxes, reducing services and projects ended.

I can advise the House that total state debt will be lower each year across the forward estimates than previously forecast.

Debt this year will be $142.4 billion, a $5.4 billion reduction on last year’s budget.

Total state debt is now forecast to reach $216.5 billion at the end of the forward estimates in 2029-30. Labor’s debt trajectory at the same time would have been $290 billion. We promised that debt would be lower under our government. And it is.

We are delivering a further reduction in the cap on the number of non-frontline senior executives employed under the Public Sector Act from 842 to 793. This reduction is being achieved following a review of unfilled positions that would have otherwise cost around $54.2 million over the forwards.

Our Productivity Commission will continue to lead policy debate across the state after its first inquiry into building and construction sector productivity and the provision of advice relating to energy and the GST distribution methodology.

The Productivity Commission recommendation to terminate Best Practice Industry Conditions is delivering savings of $20.6 billion to the community. Together with the ongoing Commission of Inquiry into the CFMEU, they are reminders of the vigilance necessary to drive productivity to deliver better living standards for future generations.

The hard work of strengthening the foundations of budget improvement will continue, this term and the next, respecting Queenslanders’ money, helping Queenslanders through the tough times and making responsible decisions for now, and in the future.

Lower debt.

Improving deficits, with a pathway to surplus.

And no new or increased taxes.

Just as we promised.

Strengthening Structural Cost-of-Living Support

Mr Speaker, this budget delivers what we said we would.

We’re doing our bit to help Queenslanders through tough times.

And we know many families are doing it tough right now as they face the national affordability crisis, rising inflation and price spikes driven by war in the Middle East.

This budget delivers the largest ongoing cost of living relief package in Queensland’s history with nearly $9.3 billion supporting Queenslanders in 2026-27.

This is a $700 million increase on last year’s cost of living relief package.

It is targeted and timely, recurrent and responsible.

This budget increases the Back to School Boost by 50 per cent to $150 for every primary school student in Queensland, to support families to pay for schoolbooks, uniforms and excursions to help with expenses at the start of the school year.

We’re delivering easier access to healthcare services for regional and remote Queensland by boosting the Patient Travel Subsidy Scheme with faster reimbursements and increasing the fuel subsidy by 11 cents to a nation-leading 45 cents a kilometre.

We’ve locked-in Play On! Sports Vouchers to support families that would have otherwise ended under those opposite last year.

Likewise, the LNP’s permanent 50 cent fares will be legislated – so that those opposite can never, ever again fail to fund this Crisafulli Government cost-of-living measure.

The vulnerable household Electricity Rebate Scheme – cruelly frozen by the former government — will again increase by 3.4 per cent to almost $400, providing an uplift in support to around 700,000 Queensland households.

The government indexation rate has been set below inflation for 2026-27, which reduces cost pressures flowing through to Queensland families.

Bulk water prices in the South East will be frozen for two years, giving households certainty that their water bill won’t skyrocket.

Saving households around $130.

We’re expanding free kindy health checks with $37.5 million over five years to help families with cost-of-living pressures and give Queensland kids the support they need as they start their educational journey.

We have extended the boosted First Home Owner Grant to $30,000 for another four years, incentivising young people to get into the market in a new build, encouraging more supply.

In opposition, the now Premier and I would often speak in relation to the need to deliver structural cost of living relief to Queenslanders.

In Labor’s last full year of office, Queensland had some of the sharpest cost of living increases in the country. In one year alone, power was up 19.9 per cent, which was three times the national average. Insurance was up 18.5 per cent in the same year.

We are working to address these structural cost-of-living challenges, and while there will be ups and downs, there are green shoots appearing.

The Insurance Council of Australia recently reported that car theft insurance claims fell 12 per cent in Queensland during the last year – the biggest reduction on record – which should put downwards pressure on insurance premiums.

But there is more to do.

In the first year after Labor released their Energy and Jobs Plan, power prices rose 29 per cent for regional Queenslanders.

In the first year after we released our Energy Roadmap, they dropped 6.9 per cent.

For small and family businesses, it’s down 8.1 per cent.

I’ve directed Ergon to ensure these savings are passed on in full.

In the South East, the decreases detailed in the Australian Energy Regulator’s Default Market Offer – between 7.2 and 10.7 per cent for households and between 10.4 and 14 per cent for small businesses - must also be reflected in Queenslanders’ power bills.

We’ve done our bit and now it’s time for retailers to do theirs.

But the work is just beginning.

This budget through the Energy Roadmap increases our Electricity Maintenance Guarantee to $1.8 billion over five years.

This builds on an investment of almost $400 million in 2025-26, including four major overhauls at Callide C3 and C4, Tarong and Wivenhoe power stations.

In 2026-27, government owned corporations will undertake four major unit overhauls at the Wivenhoe, Stanwell, Tarong and Kogan Creek power stations, investing more than $520 million to ensure the continued delivery of power into the network.

By properly maintaining generation assets through our Electricity Maintenance Guarantee and boosting private sector investment in new generation and storage, we’re putting downward pressure on power prices, just as we said we would.

Real, tangible cost of living relief.

Economic Outlook

Economic confidence has been battered by volatility in the Middle East and Canberra’s chaos.

While the outlook is uncertain, there is no better place to weather the storm than Queensland.

Queensland’s economy remains resilient to global pressures and continues to outperform many other states.

Queensland’s taxation per capita is extremely competitive compared to other jurisdictions.

It is estimated Queenslanders will pay about $650 less tax per person than the average of other jurisdictions in 2026-27 and are estimated to pay less tax going forward.

Reflecting our open for business approach, Gross State Product is forecast to grow by 2.5 per cent in 2025-26, easing to 1.75 per cent in 2026-27 as higher inflation, interest rates and fuel costs moderate economic activity before pushing past 2 per cent for the rest of the forward estimates.

Employment growth is expected to moderate to 1.5 per cent in 2025-26, while the unemployment rate is forecast to remain consistently low by historical standards.

Inflation is forecast to ease from 4.75 per cent to 3.75 per cent in 2026-27 before returning to more moderate levels over the medium term.

Strengthening Services Through a Stronger Economy

Again, this budget categorically disproves the base scare campaign and deception of those opposite. It is over.

I can announce today that the Public Sector Commission’s State of the Sector Report shows an increase of 8,693 full-time equivalent roles.

Queensland taxpayers will be happy to know, only 34 of those 8,693 jobs were corporate roles.

That’s 8,659 on the frontline, with 3,618 FTE in health alone.

That’s just 0.4 per cent of the FTE increase in the past year related to corporate roles, down from an average of 17.5 per cent and 6.5 per cent in Labor’s last two years.

With a record $35.5 billion health budget, we’re continuing to restore health services for Queenslanders as we heal Labor’s health crisis.

The investments we made in last year’s budget are healing the ailing system, with ambulance ramping down to a half-decade low and the elective surgery waitlist stabilised. Operational funding black holes left by Labor have been filled.

Labor’s hospital announcements weren’t funded, weren’t deliverable and simply weren’t real.

As the Sangster review revealed, it was a mirage of media releases.

Throughout Queensland, new hospitals are being opened or reaching construction milestones, and existing facilities are getting the upgrades they did not receive under the former government.

We are ending the blow outs and properly scoping projects with the fully funded Hospital Rescue Plan delivering three new hospitals in Toowoomba, Coomera and Bundaberg, and ten expanded hospitals throughout the state to deliver more than 2,600 new hospital beds.

We’re delivering a health workforce to operate them, with new CTs, MRIs, Transit Lounges and Step-Up, Step-Down services boosting health services in regional and remote Queensland.

The budget invests $74 million to continue delivery of the Closing the Gap Priorities Fund to provide better health and essential infrastructure for Aboriginal and Torres Strait Islander communities with 21 new projects to improve drinking water supply, wastewater management, waste infrastructure and social infrastructure.

Finding a place to call home – whether you’re a renter, buyer or someone facing homelessness – has become a genuine challenge for many.

It’s not a problem confined to Queensland, but it has been exacerbated here by the policy choices of the former Labor government.

It led to fewer homes being built. More people on the social housing waiting list.

Rents going up and home ownership rates going down.

While Labor built the housing crisis, we are creating the conditions for more homes to be built.

At the heart of it all is a single word.

Supply.

That simple watchword applies to all of Queensland – from the regions to the city – and for all Queenslanders.

We know there’s a long way to go to reverse Labor’s decline, but we’re seeing progress.

We’ve unlocked land for more than 98,000 new homes through the Residential Activation Fund, with round two doubled to $1 billion.

Through its Land Activation Program, EDQ has identified and released to market under-utilised government land to boost housing supply. Three new priority development areas have been declared since April last year.

The Infrastructure Activation Fund, with a cumulative $2.4 billion in funding available to Queensland including federal funding, will unlock development ready land to deliver 20,500 homes for first home owners to be built in Queensland.

And the numbers show progress.

There have never been more homes under construction in Queensland than there are right now.

The latest ABS data revealed 48,044 homes under construction in Queensland.

That’s a record.

Dwelling approvals hit 45,391, up 19.4 per cent compared with the same period a year ago.

Queenslanders want to achieve the dream of home ownership, and we’re helping them get there.

We terminated two taxes last year and the abolition of stamp duty on new homes for first home buyers has helped 3,501 Queenslanders into their own home sooner.

In the past year, the first homeowner grant has also helped 3,411 Queenslanders get the keys to their first home and it will be extended for the next four years.

We’re supporting home ownership for Indigenous Queenslanders through the rent-to-buy program on Palm Island, with $2 million over 10 years.

And the Boost to Buy home ownership scheme has opened the door for new home owners throughout the state with more than 100 settling on their dream home and thousands of Queenslanders registering interest in the first six months alone.

Increasing housing supply also benefits renters, as well as those needing extra support from social or community housing.

Labor built an average of 509 social homes a year in government.

Today, there are 6,500 social and affordable homes under contract or construction throughout Queensland – an all-time high.

This budget maintains the momentum by investing a record $5.7 billion over four years as we work towards 53,500 new social and community homes by 2044.

With a 20 per cent funding boost to specialist homelessness service providers locked in, we’re providing more support for vulnerable Queenslanders than ever, with an additional $450 million over four years for specialist homelessness services and crisis support.

We’re providing more teacher’s aides and chaplains to support students and removing red tape to free-up teachers from administration as part of a record $23.1 billion education budget.

We’re making classrooms safer, with an extra 139 workplace health and safety officers in our schools, as part of an $83.9 million investment.

We’ve already hit number one in the country for screen production, and our $391.9 million arts budget is boosting Queensland’s big screen presence and the jobs that come with it.

We’re also investing in festivals and events across the state, activating regional and rural communities, and promoting cultural tourism.

We’re investing $50 million to grow the agriculture industry that has for so long underpinned our state’s economy.

By investing in on-farm innovation and projects to boost production, we’re growing Queensland’s primary production output to $30 billion by 2030.

We’re protecting the Great Barrier Reef for future generations with $330 million over four years to boost water quality and minimise run-off impacts.

It’s the state’s biggest investment to preserve and protect the Great Barrier Reef, which supports 77,000 jobs and contributes $9 billion annually to the national economy.

We’re preserving our unique environment by expanding National Parks and protected areas with $126 million over four years.

We are working with councils and industry in relation to the waste strategy, continuing Labor’s waste levy trajectory and increasing investment into recycling and resource recovery as part of a $975 million investment over five years.

Tourism is a major employer throughout Queensland, from the coast to Cameron Corner.

And we know tourists love our stunning natural attractions.

As we prepare to showcase Queensland to the world in 2032, we’re unlocking our national parks with more environmentally sensitive and nature-based tourism opportunities.

It’s part of our plan to deliver 45 new ecotourism experiences by 2045 and strengthen our rural and regional economies with new tourism opportunities.

To strengthen the workforce of the future, we’re building a pipeline of skilled workers and supporting small businesses with assistance to cover the cost of apprentice wages during offsite training, under the Small Business Apprenticeship Pilot Program, with $19 million over four years.

We’ve invested $100 million to support small businesses to grow and access government procurement through training and support under the Small and Family Business First Action Statement.

We’re rebuilding Queensland’s skilled workforce, with a record number of apprenticeship completions and a surge in Queenslanders getting on the tools to start their trades.

Our $201 million investment to establish four new TAFE Centres of Excellence will see works start in the coming year in Rockhampton, Caloundra, Petrie and the Southern Moreton Bay Islands.

An economy is stronger and more productive when every Queenslander has a chance to participate in it. Queensland women are at the centre of our communities, our economy and our future.

Across Queensland, women are contributing every day as entrepreneurs, professionals, tradies, healthcare workers, teachers, emergency volunteers, farmers and community leaders.

That’s why this budget continues funding, with $10 million to assist women returning to work from a career break.

We are supporting female founders to build investment capability and connect with investors through the Backing Female Founders Program with $2.8 million in 2026-27.

These strengthening investments in services are built on a stronger economy.

We’re building new industries, including critical minerals, while benefiting from our competitive advantage in our traditional strengths in resources, agriculture and tourism.

We cannot be any clearer – Queensland is open for business.

This budget invests $146 million into accelerating extraction, processing and export of high-quality critical minerals to the world, driving investment in new projects and reopening mothballed mines that remain rich in resources.

That includes $100 million for the Queensland Critical Minerals Fund, managed through Queensland Investment Corporation, to accelerate strategically important projects and attract global partners to co-invest.

Critical minerals are not just rocks in the ground, they are the building blocks of advanced manufacturing. Queensland is home to at least 51 critical minerals and our budget invests in processing facilities, common user facilities and rail line investments to accelerate the industry’s development.

We’re investing $19 million over two years in the Queensland Fuel Security Plan to restore sovereign capability, with a plan to fast-track development of the Taroom Trough, optimise production in the Cooper-Eromanga Basin and increase refining capability on Queensland soil.

Never again will Queensland be left so exposed to international shocks and our plan to drill, refine and store will build sovereign capability and a stronger nation.

We have released 18 new prospective petroleum and gas, coal, and mineral exploration areas to secure a pipeline of future energy and minerals projects.

We’re attracting renewed interest in Queensland’s world-class metallurgical and thermal coal assets, underpinned by streamlined approvals and a stable operating environment.

We’re working hard to repair Queensland’s international reputation, establish new relationships abroad, welcome investors back to our state and support our exporters by providing investment certainty and stability.

Our $180 million Sovereign Industry Development fund is backing innovation and developing state and national capability, particularly in the areas of biomedical, defence and biofuels, creating new jobs across Queensland.

We’re boosting advanced manufacturing with a new manufacturing hub in Maryborough to resource small business manufacturers, developing skills capability and build local supply chains.

And we’re committing $410 million in 2026-27 for the first train to be manufactured in Maryborough under the Queensland Train Manufacturing Program.

Building Queensland’s Future

Mr Speaker, we are building Queensland’s future.

The 2026-27 capital program will deliver $119.2 billion over four years to 2029-30, supporting investment in critical infrastructure across the state, including transport, health, education, energy and water assets.

Central to a better lifestyle and a more productive economy is the transport system and infrastructure that Queenslanders need.

We’re building generational projects now and for the future.

Better roads, better rail and better public transport.

Improvements to make the journey home safer and sooner.

This budget invests in a record infrastructure pipeline, including The Wave stage one progressing through design, continued roll-out of Country Roads Connect and ongoing targeted Bruce Highway safety upgrades.

Several major projects under the $9 billion joint program have already been completed and dozens more are underway or ready to commence shortly.

It’s about building a safer, more resilient Bruce Highway to support communities and industries.

Getting you where you need to be sooner and safer.

Barron River Bridge. Bribie Island Bridge. Mooloolah River Interchange. Back Creek Bridge. Rockhampton Ring Road. Coomera Connector.

That’s just the beginning.

We’re developing a new Gold Coast Transport Plan to help future proof our state’s second-largest city for decades to come, supported by the continued delivery of faster rail.

We’re seizing the generational opportunity presented by the 2032 Olympic and Paralympic Games to create legacy infrastructure for all Queenslanders that will drive tourism and support grassroots sports throughout the state.

After 1,200 days of delay and mayhem under the former government, we’re getting on with the job of delivering the Games.

Preparatory earthworks have begun at Victoria Park for the centrepiece of the Games – the new Brisbane Stadium – as part of the $7.1 billion joint venue funding.

We’re progressing work on athlete villages and other Games venues, including Barlow Park upgrades, Sunshine Coast Stadium, Sunshine Coast Mountain Biking Centre, Redland Whitewater Centre, the Moreton Bay Indoor Sports Centre and the Toowoomba Equestrian Centre.

The $300 million Queensland Legacy Fund is investing in upgrades for grassroots sporting facilities throughout Queensland, including a major upgrade to Suncorp Stadium to ensure this sporting hub is Games-ready and can continue to provide memorable Queensland moments for decades to come.

We’re taking our youngest Queenslanders on the Games journey by delivering the second round of the $250 million Games On Program, to invest in generational grassroots sporting infrastructure for community clubs across the state.

We’re delivering new, modern infrastructure for the racing industry under the Racing Future Fund, which includes a $25 million investment to begin work on new spectator facilities at Queensland’s premier racecourse, Eagle Farm.

Infrastructure improvements will be delivered across all three codes, including a new Racing HQ at Albion Park, new harness infrastructure at Marburg and Toowoomba, new lights for the Toowoomba Turf Club and a new track for Bundaberg greyhounds.

We’re strengthening the future of our youngest Queenslanders by building 22 new schools including four new primary schools, three new high schools, and nine new special schools.

We’re strengthening the future of the state and the nation with a record $3.2 billion investment to build the CopperString energy project.

It’s a project of national strategic significance that realises the potential of the North West region – also backed by the $200 million North West Energy Fund – unlocking new resources and critical minerals projects.

In rural and regional Queensland, water is life, lifestyle and livelihoods.

To give farmers and communities access to the water security they need, we’re investing in capacity-restoring upgrades to existing dams, starting with works to restore North Pine and Lake Macdonald towards full service levels, with $545 million over six years.

We’re rebuilding Paradise Dam to support Wide Bay-Burnett agriculture and strengthen the region’s future, with $59.8 million in 2026-27 to continue planning.

And we’re investing $324 million in 2026-27 to progress investigations to increase the capacity of Borumba Dam for additional water supply for farmers and families, alongside progressing the delivery of the Borumba pumped hydro project.

We’re increasing water storage and capacity to protect agriculture and deliver water security, with five new weirs along the Thomson River in Longreach, delivering the Barlil and Cooranga Weirs, improving water supply reliability along the Burnett’s Boyne River and Barambah Creek, as well as advancing the business case for the Water for Warrill irrigation project.

The budget invests $31.4 million for new fire stations in Hervey Bay, Kingaroy and Ayr, thanks to the strong advocacy of local members.

We’re modernising our firefighting fleet to keep Queenslanders protected from bushfires, with a $43.4 million investment in 2026-27.

Making Queensland Safer

Labor’s youth crime crisis was created over a decade of decline, and it will take more than two budgets and a single term of government to fix.

Under Labor’s decade in government, victims of crime increased 193 per cent. There was a 91 per cent increase in the number of stolen vehicles and 101 per cent increase in the number of robberies.

But we are doing what we said we would do to make Queenslanders safer.

We’re delivering stronger laws and more police to provide a harder deterrence to would-be criminals and repeat offenders.

The Crisafulli Government has delivered on its election commitment of 1,600 new police recruits, and we did it twice as fast as we said we would, surpassing 13,000 officers for the first time in the state’s history.

But there’s more to do.

We’re investing $23 million in recruiting more frontline officers to keep Queenslanders safe.

We’re delivering new and upgraded police stations, facilities and police beats, including stage two of the Kirwan Police Facility, with a $495.9 million investment.

We’re funding the expansion of the Woodford Youth Detention Centre to increase capacity and keep dangerous, repeat offenders off our streets.

We know that early intervention and rehabilitation also plays an important role in turning young people away from crime, which is why we’re delivering new Crime Prevention Schools and Youth Justice Schools, as well as the ongoing delivery of targeted programs to break the cycle of reoffending, including $80 million for a remote rehabilitation-focused program for youth offenders.

While we’re targeting crime prevention, we are also assuring victims of crime that they are not alone.

We’re protecting victims of domestic and family violence with the ongoing electronic monitoring trial program for high-risk domestic violence offenders.

We’re providing additional funding of $37.1 million over four years to clear the DNA backlog and continue forensic testing at the state’s forensic laboratory.

Crucially, after the Commission of Inquiry lifted the veil on Labor’s decade of failures in child protection and child safety, this budget delivers major reform for a broken system to better protect and support our youngest and most vulnerable.

We’re implementing recommendations of the inquiry with a $200 million investment in 2026-27 and establishing a new Queensland Protection Commission to implement the reforms, with more than $250 million over four years to implement the In Plain Sight response.

As the Attorney General said last week, it takes a village to raise a child but a society to protect them.

Conclusion

Mr Speaker, when we came to government we uncovered the true state of the state’s finances. Unfunded service programs. Fake savings programs. Thousands of unfunded positions. Poorly scoped projects with blow outs and over runs.

Under Labor the 2026-27 operating deficit would have been $9.2 billion. We have made a nearly $3 billion improvement.

From day one we laid – now strengthened - the foundations of the state’s fiscal position.

We have strengthened this fiscal position while growing services and frontline jobs. Without new or increased taxes. We showed a new way to do things – steady improvements to fiscal outcomes while delivering improvements to services.

A particular focus on what matters.

Not by taking the easy choice and lifting taxes, damaging confidence and creating uncertainty – but by doing what we promised.

Mr Speaker, it’s sometimes said that budgeting is turning strategy into numbers.

And our strategy could not be clearer.

Delivering the hospitals and health services Queenslanders need to heal the health crisis.

Delivering more police officers and support programs to make Queenslanders safer.

Delivering new homes and helping open the door for first home buyers so more Queenslanders have a place to call home.

Delivering investments into long-term structural reform to put downward pressure on Queenslanders’ cost of living.

The foundations were laid last year, and this budget strengthens them, despite the economic headwinds at home and abroad.

We could have been distracted by events in Canberra and the Middle East. But we weren’t. We remained mindful of the impacts.

And at all times we stayed focussed on Queenslanders.

Looking through the immediate noise and looking at what lay beyond.

Providing certainty in the face of volatility.

Determined to make Queenslanders’ lives simpler. Not complicate it further like other governments.

We’re doing what those opposite did not, would not and could not.

Respect for taxpayer money.

Stability and certainty for households, business and industry.

Doing our bit helping Queenslanders through tough times and delivering on our commitments.

Strengthening the foundations we’ve laid, delivering the fresh start Queenslanders voted for.

Queensland Budget 2026-27  Budget Speech  Budget Paper No. 1

Queensland Budget 2026–27

BUDGET STRATEGY AND OUTLOOK

Budget Paper No. 2

© The State of Queensland (Queensland Treasury) 2026

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Budget Strategy and Outlook

Budget Paper No. 2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Paper No. 2

State Budget

2026-27

Budget Strategy and Outlook

Budget Paper No. 2

Budget Strategy and Outlook 2026-27

Contents

Overview		4

Economic conditions and outlook		5
Fiscal conditions and outlook		8
Building a stronger and more productive economy		9

1	Economic performance and outlook	19

1.1	International conditions	20
1.2	National conditions	21
1.3	Queensland conditions and outlook	22
1.4	Risks to the outlook	32

2	Fiscal strategy and outlook	35

2.1	Fiscal outlook	36
2.2	Key fiscal aggregates	37

3	Revenue	46

3.1	2025-26 Estimated actual and 2026-27 forecast	46
3.2	Revenue initiatives	49
3.3	Revenue by operating statement category	50

4	Expenses	66

4.1	2025-26 Estimated actual	66
4.2	2026-27 Budget and outyears	67

Budget Strategy and Outlook 2026-27

4.3	Expenses by operating statement category	68

5	Balance sheet and cash flows	74

5.1	Overview	74
5.2	Balance sheet	75
5.3	Cash flows	78

6	Intergovernmental financial relations	80

6.1	Federal financial relations	81
6.2	Federal Government funding to Queensland	82
6.3	Payments to Queensland for specific purposes	85
6.4	State-local government financial relations	89

7	Public Non-financial Corporations Sector	91

7.1	Context	91
7.2	Finances and performance	96

8	Uniform Presentation Framework	103

8.1	Context	103
8.2	Uniform Presentation Framework financial information	103
8.3	General Government Sector time series	113
8.4	Other General Government Sector Uniform Presentation Framework data	114
8.5	Background and interpretation of Uniform Presentation Framework	117
8.6	Sector classification	119
8.7	Reporting entities	120

Budget Strategy and Outlook 2026-27

Appendix A: Concessions Statement	124

A.1 Concessions summary	129
A.2 Previously announced temporary cost of living concessions	130
A.3 Concessions by agency	131
A.4 Concessions by government-owned corporations	159

Appendix B: Tax expenditure statement	161

Context	161
Methodology	161
The tax expenditure statement	162

Appendix C: Revenue and expense assumptions and sensitivity analysis	171

Taxation revenue assumptions and risks	171
Royalty assumptions and revenue risks	172
Parameters influencing Federal Government GST payments to Queensland	174
Sensitivity of expenditure estimates and expenditure risks	175

Appendix D: Fiscal aggregates and indicators	176

Budget Strategy and Outlook 2026-27

Overview

The 2026-27 Queensland Budget continues to strengthen the foundations laid in the 2025-26 Budget in making Queensland safer, restoring health services when Queenslanders need them most, easing national cost-of-living pressures, as well as delivering generational infrastructure for all of Queensland.

Strengthening the foundations for a fresh start

Better services through a stronger economy

•	Delivering the largest ongoing cost-of-living relief package in Queensland’s history, including lowering power prices in 2026-27 as the Energy Roadmap delivers more affordable power for Queenslanders.

•

Increasing access to essential health services for Queenslanders, with the Budget providing a record $31.486 billion to continue reducing ambulance ramping, improve services and recruit more health workers, and stabilise elective surgery waitlists.

•	Reducing cost pressures on families with a 50% increase to the Back to School Boost with $150 for every primary school student, and $200 Play On! Sports Vouchers.

•	$11.7 million per annum to boost the Patient Travel Subsidy Scheme fuel subsidy rate to a nation-leading 45 cents per kilometre and improve processing times.

•	$146.1 million to unlock critical minerals, $50 million to supercharge Queensland’s primary industries, $330.5 million for the conservation of the Great Barrier Reef.

•	$19 million for the Queensland Fuel Security Plan to fast-track the Taroom Trough Development Plan and invest in new refining and storage capability in Queensland.

Building Queensland’s future

•	Delivering the largest ever infrastructure pipeline, with a $119.2 billion capital program over four years.

•

Queensland Transport and Roads Investment Program (QTRIP) 2026-27 to 2029-30 represents a $55.9 billion investment. The program reflects the Queensland Government’s dedication to building resilient generational infrastructure that gets Queenslanders home sooner and safer and meets the needs of our growing population.

•	Delivering more than 2,600 hospital beds, through the Hospital Rescue Plan, which includes building three new hospitals and ten major expansions and upgrades.

Budget Strategy and Outlook 2026-27

•	Building 22 new schools in a $2.3 billion investment, including nine new special schools to provide more choice for parents.

•

Delivering a record $5.725 billion capital program for social and community housing over four years from 2026-27, and continuing to implement the $2 billion Residential Activation Fund, including doubling Round Two funding to $1 billion. These initiatives will help unlock more land and support the delivery of a record number of social and community homes.

•	$765.0 million in 2026-27 to progress planning and delivery of the new Brisbane Stadium and other Games venues and to progress the athlete villages.

•

Reinforcing the Government’s commitment to water security and dam safety, including investment in new weirs and water storage, and upgrades at existing dams with over $500 million for water security projects and $276.2 million towards dam improvement projects across the state in 2026-27.

Making Queensland Safer

•

The Queensland Government is committed to making Queensland safer through delivery of stronger laws, and record investment in rehabilitation and early intervention to address crime and reduce victim numbers.

•	Investment initiatives include:

•	over $250 million to boost the safety of children at childcare, in schools and in the community by implementing In Plain Sight recommendations and establishing a new Queensland Protection Commission

•	delivering frontline police, with $23 million to recruit more police officers, including from interstate and overseas, to restore safety where you live.

•	Boosting education and extra-curricular activities with $1,500 allowances for carers of children in care to help keep them on the right track, with the continued delivery of the $70.1 million program.

Economic conditions and outlook

Despite challenges to the global economic outlook, Queensland’s economic growth is expected to stay above the national average in 2025-26 and remain robust across the forward estimates.

Nationally, underlying inflation has picked up materially in 2025-26, reflecting broader capacity pressures. In addition, the conflict in the Middle East has resulted in sharply higher fuel and related commodity prices, which are adding to inflation.

Budget Strategy and Outlook 2026-27

Queensland’s gross state product (GSP) growth is forecast to strengthen to 2 1⁄2% in 2025-26, from 2.2% in 2024-25, which was the strongest amongst Australian states. Economic activity has been robust in the first three quarters of the 2025-26 financial year, driven by a rebalancing of growth drivers towards private domestic activity, in line with the government’s objective to drive economic growth and foster more business investment in Queensland.

However, the conflict in the Middle East is expected to weigh on economic growth in the near term. The effects of higher interest rates and inflation are expected to be concentrated in 2026-27, causing economic growth to ease to 1 3⁄4%.

Growth is then expected to return to 2% in 2027-28, driven by domestic economic activity, including household consumption growth and ongoing investment in both new and renovated dwellings. Thereafter, growth is expected to rise to 2 1⁄4% in 2028-29 and 2029-30, consistent with estimates of potential output growth.

Labour market conditions in the state remain strong, with the unemployment rate persistently low even as employment growth has eased to an estimated 1 1⁄2% in 2025-26. Employment growth is forecast to moderate to 1 1⁄4% in both 2026-27 and 2027-28 and average 1 1⁄2% thereafter, in part reflecting a slowing in private final demand.

Headline inflation is expected to step up to 4 3⁄4% in 2025-26, driven by several factors including the initial effects of the global oil and gas supply shock related to the conflict in the Middle East. The inflation rate is forecast to remain at 3 3⁄4% in 2026-27, before easing to 2 1⁄2% in 2027-28 and beyond.

Overview Table 1	Queensland economic forecasts/projections[1]

	Actuals	Forecasts			Projections
	2024-25	2025-26	2026-27	2027-28	2028-29	2029-30
Gross state product[2]	2.2	2 1⁄2	1 3⁄4	2	2 1⁄4	2 1⁄4
Employment	3.1	1 1⁄2	1 1⁄4	1 1⁄4	1 1⁄2	1 1⁄2
Unemployment rate[3]	4.0	4 1⁄4	4 3⁄4	4 3⁄4	4 3⁄4	4 3⁄4
Inflation[4]	2.2	4 3⁄4	3 3⁄4	2 1⁄2	2 1⁄2	2 1⁄2
Wage Price Index	3.7	3 1⁄2	3 1⁄2	3 1⁄4	3 1⁄4	3
Population	1.9	1 3⁄4	1 1⁄2	1 1⁄4	1 1⁄4	1 1⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	Chain volume measure, 2023-24 reference year. The comparable nominal GSP growth rates are 3.6% in 2024-25, 4 3⁄4% in 2025-26, 6 1⁄2% in 2026-27, 3 3⁄4% in 2027-28, 4 1⁄2% in 2028-29 and 4 1⁄2% in 2029-30.
3.	%, year-average.
4.	Brisbane, %, year-average.

Sources: Australian Bureau of Statistics (ABS) Annual State Accounts, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Budget Strategy and Outlook 2026-27

Cost-of-living package

The Queensland Government is playing its part to ease national cost-of-living pressures.

This Budget delivers the largest ongoing cost-of-living relief package in Queensland’s history, starting with the Energy Roadmap helping to ease power prices for Queenslanders.

In 2026-27, retail electricity prices are set to fall between 7% and 10% for typical households and between 8% and 14% for typical small businesses.

Other significant cost-of-living support measures for Queensland families include:

•	$141.2 million over four years for $150 Back to School Boost for primary school students

•	$250 million over four years for $200 Play On! Sports Vouchers

•	continued indexation of the Electricity Rebate Scheme to $399 in 2026-27

•	freezing bulk water prices in South East Queensland for two years from 1 July 2026, saving households around $130 on their water bills

•	$2.1 billion over four years to continue access to 15 hours per week of free kindy for all four year-olds for up to 40 weeks per year, and programs that support access to quality services

•	$37.5 million over five years (from 2025-26) for expanding free Kindy Kids Health Checks statewide

•	$11.7 million per annum to boost the Patient Travel Subsidy Scheme fuel subsidy rate to a nation-leading 45 cents per kilometre

•	permanent 50 Cent Fares legislated.

As outlined in the Concessions Statement (Appendix A), approximately $9.285 billion in concessions are forecast to be provided to Queenslanders in 2026-27, 5.4% more than the 2025-26 estimated actual amount.

Budget Strategy and Outlook 2026-27

Fiscal conditions and outlook

The 2026-27 Budget strengthens the foundations laid in the 2025-26 Budget to continue budget repair and restore fiscal sustainability.

After a period of unsustainable expense growth, the Government’s commitment to fiscal discipline sees the Budget forecast a return to surplus in 2029-30, while delivering better services for Queenslanders.

This reflects a calm and methodical approach to the management of spending.

A $500 million budget improvement will be delivered through better coordinating procurement, improving asset maintenance planning, reducing the cap on senior executive positions following a review of unfilled positions, consolidating office accommodation, and making better use of public sector expertise to reduce spending on contractors and consultants.

Net operating deficits are expected to progressively improve before a return to surplus as expense growth is maintained below revenue growth each year across the forward estimates.

A record $119.2 billion four-year capital program to 2029-30 is underpinned by analysis of the state’s current and future infrastructure requirements to provide for a growing and productive economy. The Government’s improved capital program governance framework is also ensuring on-time and on-budget delivery.

The return to surplus and targeted capital program ensures the State’s balance sheet continues to improve, with Non-Financial Public Sector (NFPS) borrowings forecast to be lower each year across the forward estimates than what was projected at the 2025-26 Mid-Year Fiscal and Economic Review (MYFER) and 2025-26 Budget.

NFPS borrowings are estimated to reach $183.7 billion in 2027-28, $34.1 billion lower than forecast in the 2024-25 MYFER.

Budget Strategy and Outlook 2026-27

Overview Table 2	Key fiscal aggregates[1]

	2024-25 Outcome $ million	2025-26 MYFER $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
General Government Sector
Revenue	88,966	91,102	92,018	99,671	104,354	107,835	112,311
Expenses	93,393	100,700	100,863	105,847	107,645	109,831	111,692
Net operating balance	(4,428)	(8,968)	(8,845)	(6,176)	(3,291)	(1,996)	619
PNFA[2]	11,322	15,191	12,450	15,479	19,121	20,296	20,014
Fiscal balance	(11,119)	(18,917)	(16,897)	(15,254)	(15,035)	(14,349)	(10,736)
Net debt	16,727	38,713	33,440	51,329	69,024	85,980	98,057
Non-financial Public Sector
Revenue	100,392	102,323	104,049	112,395	116,435	121,700	127,061
PNFA[2]	19,268	24,678	20,231	23,437	27,137	27,248	26,327
Borrowing[3]	123,446	146,930	142,376	162,624	183,680	202,131	216,472

Notes:

1.	Numbers may not add due to rounding.
2.	PNFA: Purchases of non-financial assets.
3.	Comprised of borrowing with Queensland Treasury Corporation, leases and similar arrangements and securities and derivatives.

Building a stronger and more productive economy

The 2026-27 Queensland Budget continues to strengthen the foundations for a strong and productive economy that delivers for all Queenslanders.

Productivity drives economic growth and improves living standards by increasing the economy’s capacity to realise opportunities and adapt to challenges, such as geopolitical instability or rapid technological change.

Better services through a stronger economy

Reducing red and green tape

Reducing regulatory burden is critical to lifting productivity, improving business competitiveness and easing cost-of-living pressures. The 2026-27 Budget continues the Government’s focus on simplifying regulation, removing duplication and promoting innovation.

Budget Strategy and Outlook 2026-27

The Government is progressing a targeted red tape reduction agenda to make it easier to start, run and grow a business in Queensland. The Small and Family Business First Action Statement, supported by more than $100 million over four years, is delivering a supportive business environment for small and family businesses. Key measures include a new Small Business Concierge service to streamline access to government support and a strengthened Small Business Commissioner role focused on practical red tape reduction and timely dispute resolution. Updates to the Queensland Procurement Policy are also expanding opportunities for local suppliers, with a particular focus on small and family businesses.

Reforms to building regulation are reducing compliance costs and supporting more efficient project delivery. The Building Reg Reno reforms, which commenced in 2025, are reducing compliance costs and project delays through the removal of unnecessary financial reporting, streamlining of administrative processes, and removal of duplicate workplace safety notification requirements.

The Government is also reducing administrative burden across the public sector. The Government’s commitment to cut red tape and administrative burden for Queensland state school teachers by 25% over four years is enabling teachers to spend more time with students, focused on teaching and learning.

Targeted legislative reforms are empowering local governments to operate more efficiently and respond to community needs. The Local Government (Empowering Councils) and Other Legislation Amendment Act 2026, alongside the work of the Local Government Red Tape Reduction Taskforce, is simplifying regulatory requirements so councils can better serve their communities.

Sector-specific reforms are improving the business environment. Streamlined engagement and government touchpoints in the tourism and events industry are making it easier for businesses to access targeted support, with the Tourism Support Hub service supporting over 100 businesses within its first 60 days. Planning and approval processes for hotels and clubs have also been simplified, enabling faster renovations and alterations.

The Government is also taking a coordinated approach to reducing green tape. This includes reducing duplication between federal and state processes, improving the efficiency of environmental approvals, and ensuring regulatory frameworks are fit for purpose and support timely investment and delivery.

The Queensland Productivity Commission (QPC) is examining the impacts of recent federal environmental reforms, while legislative changes introduced through the Environment Protection (Efficiency and Streamlining) and Other Legislation Amendment Act 2026 will improve the administrative efficiency of Queensland’s environmental laws, ensuring regulatory frameworks remain contemporary, effective and responsive.

Budget Strategy and Outlook 2026-27

Delivering a stronger productivity agenda

Productivity growth is central to Queensland’s economic prosperity and long-term living standards.

The Queensland Government is taking action to revive productivity in the building and construction industry, given the industry’s critical role in delivering housing and infrastructure and its marked decline in productivity over recent years.

The independent QPC conducted an inquiry into opportunities to improve construction industry productivity. The Government’s response to this landmark inquiry sets out a comprehensive, whole-of-government reform agenda that includes:

•	overhauling government procurement to make it easier to do business while delivering value for money for Queensland

•	better guidance on health and safety regulation to ensure projects maintain safe and productive workplaces, including management of work during adverse weather

•	less prescriptive and better targeted policy to boost the number of construction apprentices

•	reviewing training courses to deliver skills needed for modern methods of construction

•	streamlining licensing processes to fill skill shortages across Queensland’s construction industry.

Implementation is underway, with early action including the permanent removal of Best Practice Industry Conditions, which is projected to save Queenslanders up to $20.6 billion over the five years to 2030. Other actions already taken include simplification of government procurement to remove red tape, barriers to innovation and to competition, and streamlined workplace health and safety reporting.

The Government is progressing its broader productivity agenda through new and planned QPC inquiries. In 2026-27, the QPC will examine the impacts on Queensland of the 2025 reforms to the Federal Government’s Environment Protection and Biodiversity Conservation Act 1999, including the regulatory burden, economic effects and implications for major projects, infrastructure, housing, jobs and land use.

Lifting Queensland’s economic prosperity will continue to require action on a broad range of productivity-enhancing reforms.

Delivering the right skills

The Government’s Right Skills Strategy 2025-2028, a more than $5 billion investment, addresses skills shortages, and supports existing and emerging industries by aligning

Budget Strategy and Outlook 2026-27

training with industry needs. It aims to create 430,000 new jobs by 2028, enabling workers to upskill, reskill, and transition across industries, boosting productivity and growth.

In 2026-27, the Government is investing an additional $149 million to expand apprenticeships in critical industries, support public providers in delivering skills in demand and strengthen access to training in regional communities.

The Budget also targets support to areas of greatest need, including disadvantaged job seekers, small businesses and priority sectors facing workforce pressures. This includes the $19 million Small Business Apprenticeship Pilot Program that provides wage subsidies to help small businesses train and retain apprentices, as well as further support available to payroll tax-liable businesses through the newly extended 50% apprentice and trainee rebate. Additional targeted support is also available through ongoing funding of $80 million per year for the Skilling Queenslanders for Work program.

The Government is also continuing to invest in vocational education and training infrastructure to support skills development with a $201.1 million total investment over three years to construct four new TAFE Centres of Excellence in Rockhampton, Caloundra, Petrie and Moreton Bay surrounds.

Security for energy, fuel and water

The Government is strengthening Queensland’s resilience to global uncertainty through strategic investments in energy, fuel, and water security.

The Queensland Energy Roadmap is a pragmatic plan for the state’s energy system focused on leveraging existing infrastructure to put downward pressure on prices, optimising investments to respect taxpayer funds, and boosting private sector investment in new infrastructure to ease pressure on the Government’s balance sheet.

In 2026-27, Queensland’s state-owned energy businesses are investing over $5 billion across the energy supply chain — generation, transmission, and distribution — to improve Queensland’s energy assets while building what is needed for the future.

The Roadmap is putting downward pressure on power bills, demonstrating the Government’s commitment to delivering affordable, reliable, and sustainable energy. In 2026-27, retail electricity prices are set to fall between 7% and 10% for typical households and between 8% and 14% for typical small businesses.

The Budget strengthens the ongoing commitment to energy security for North and North West Queensland, including a record investment of $3.2 billion into the CopperString project.

The Queensland Fuel Security Plan is unlocking oil reserves in the Taroom Trough and expanding local fuel refining and storage capacity to reduce reliance on global supply chains and bolster long-term fuel security. Together with streamlined approvals and infrastructure development, these initiatives will help secure fuel supply, lower costs and support the economy.

Budget Strategy and Outlook 2026-27

The Queensland Fuel Security Plan includes:

•	unlocking oil reserves — helping reduce reliance on imports and stabilise prices by fast tracking approvals to extract fuel from Queensland’s Taroom Trough, through the Taroom Trough Development Plan

•	refining more fuel here in Queensland — more fuel processed locally, keeping fuel costs lower and more predictable

•	boosting fuel storage capacity — protecting against shortages and sudden price spikes that hit families hardest

•	permanently locking in 50 cent fares on public transport

•	improving transparency — backing states and territories in pushing Canberra to publish a dashboard with incoming fuel shipments to plan ahead for future pressures.

The Taroom Trough Development Plan will provide a streamlined development pathway and allow the Coordinator-General to lead whole-of-government planning and stakeholder engagement. This will effectively guide infrastructure and approvals, to provide greater certainty to support investment decisions, while also providing clarity on the nature, timing and opportunities associated with development for regional communities.

Under the new Accelerating Fuel Infrastructure Program, additional opportunities will be explored to unlock fuel refining and storage projects on government-owned industrial and port land across Queensland. The program includes a statewide audit of suitable land, rapid market engagement with industry and a coordinated framework to progress proposals efficiently.

The Budget reinforces the Government’s commitment to water security and dam safety, including investment in new weirs and water storage, and upgrades at existing dams. In addition, bulk water prices in South East Queensland will be frozen for two years from 1 July 2026, saving households around $130 on their water bills. These investments will protect agriculture, support families and businesses, and drive economic growth and diversification across Queensland.

Strong industries and sovereign capability

This Budget backs the industries, capabilities and partnerships that will strengthen productivity, resilience and private sector investment across the state.

It builds on Queensland’s comparative advantages in resources, manufacturing, tourism and agriculture — industries that are central to regional prosperity, support more than 200,000 jobs and account for around half of economic activity outside South East Queensland.

To accelerate investment in priority sectors, the Queensland Government has established a $180.6 million Sovereign Industry Development Fund to strengthen sovereign manufacturing capability, attract private investment, and support long-term economic

Budget Strategy and Outlook 2026-27

growth. Under this initiative, funding will be deployed into the biofuels, biomedical and defence industries to grow Queensland’s sovereign capability.

The Government is supporting the long-term future of the resources sector by providing a stable regulatory and operating environment that gives investors confidence. Faster approvals, clearer decisions and stronger coordination across government are bringing projects forward, while maintaining strong environmental and safety standards.

Since 2024, the Government has backed in projects that will support more than 5,000 jobs, including up to 1,450 jobs through the Eva Copper mine project. Exploration opportunities have also been released across highly prospective resource areas to secure the pipeline of future energy and minerals projects across the state.

On 25 March 2026, the Federal Government and Queensland Government, together with Rio Tinto, announced a $2 billion investment over ten years to 2040 to support the Boyne Island Aluminium Smelter, securing the long-term future of aluminium smelting in Central Queensland, and supporting 3,000 jobs in the region.

Unlocking Queensland’s critical minerals

Queensland has globally significant deposits of the critical minerals that the world needs.

The Government has introduced new legislation that will fast-track the next wave of critical minerals and other state-significant projects, helping unlock extraction, processing and export opportunities that strengthen Queensland’s economy.

The State Development and Public Works Organisation Act 1971 will be modernised to allow State strategic project declarations and new powers to support delivery of the highest-priority projects while responsibly managing impacts.

The 2026-27 Budget commits more than $146 million towards a range of measures that will support innovation in extraction, processing and rehabilitation, including opportunities to re-commercialise legacy mine assets. These include:

•	$100 million in 2025-26 to the Queensland Critical Minerals Fund to accelerate strategically important projects, attract global partners and strengthen Queensland’s role in emerging supply chains

•

$46.1 million over three years to enhance investment attraction, build critical minerals value chains and bring major projects online sooner, particularly in the North West Minerals Province and surrounding regions.

As part of the $46.1 million investment, effort will be focused on initiatives that accelerate projects to final investment decisions and production, including targeted global

Budget Strategy and Outlook 2026-27

promotion, stronger project profiling, a dedicated concierge model for priority proponents and tailored investment readiness support for junior miners.

Queensland-based value chains will also be strengthened through infrastructure corridor assessments, processing opportunities and common-user infrastructure such as the Queensland Resources Common User Facility and the Resources Centre of Excellence.

All these measures will unlock Queensland’s critical minerals opportunity and strengthen the state’s role in global supply chains while supporting regional growth and jobs.

The Destination 2045 plan is positioning Queensland to capture long-term growth in tourism by leveraging the state’s natural assets, global profile and regional visitor economy. A record $1 billion investment over four years from 2025-26 is supporting delivery of the plan. A further $139 million over four years will go to growing World Class Protected Areas, delivering visitor infrastructure and ecotourism across national parks, and delivering on the next stage of the Wangetti Trail.

The Reef 2050 Catchment Water Quality Strategy is setting the long-term direction for improving water quality entering the Great Barrier Reef and the Government’s Queensland Reef and Catchment Water Quality Program is providing $330.5 million in funding over five years for reef conservation. The strategy provides a coordinated framework for governments, industry and communities to protect a globally significant environmental asset that also underpins tourism, regional jobs and long-term economic resilience.

The Government is also backing home-grown innovation and advanced technologies through the $79.1 million Transforming Queensland Manufacturing Grant Program. This program is helping businesses lift capability, strengthen supply chains, expand export opportunities and improve the resilience and competitiveness of Queensland manufacturing. Further, to boost advanced manufacturing and secure local jobs, the 2026-27 Budget commits $925,000 for a new Wide Bay Manufacturing Hub in the Maryborough region, with $410 million also committed in 2026-27 for the Queensland Train Manufacturing Program, including the first train being manufactured in the Fraser Coast region.

The Government’s Primary Industries Prosper 2050 blueprint sets a long-term pathway to sustainably grow Queensland’s food, fibre and foliage industries over the next 25 years. The Government has committed $50 million to supercharge Queensland’s primary industries with on-farm innovation and investing in projects to boost the industry’s output to $30 billion by 2030, while strengthening regional economies and long-term sector productivity.

Budget Strategy and Outlook 2026-27

The Budget provides $164.5 million in 2026-27 for continued investment across Queensland’s state-owned ports, supporting trade and economic growth.

Better services

Better services such as health and education strengthen workforce participation, build skills, improve productivity and make Queensland a more attractive place to live, work and invest. In turn, a strong economy generates the economic growth needed to fund those services sustainably over time.

The 2026-27 Budget continues restoring health services when Queenslanders need them most, with the Budget providing a record $31.486 billion to continue reducing ambulance ramping, improve services and recruit more health workers and stabilise elective surgery waitlists.

This investment includes an additional $750 million to support the delivery of critical health services across Queensland including operationalising new capacity in key locations across the state including Hervey Bay, Cairns, West Moreton, Gold Coast, Logan, Wide Bay and Central Queensland.

The Government is also providing support for families with young school-aged children. This includes an increase in the Back to School Boost from $100 to $150 for primary school students, which will provide cost-of-living relief to families and enable children to participate in school activities.

Strengthening social impact in Queensland

The Government is transforming social impact in Queensland by investing $20 million each year to support vulnerable Queenslanders by empowering social enterprises and the broader for-purpose sector.

On 20 November 2025, the Social Enterprise and Impact Investing Roadmap 2025 (Roadmap) was released, providing a framework for long-term, sustainable growth of the social impact sector in Queensland.

The Roadmap is now being implemented, with funding beginning to flow through its first initiatives. The first round of Impact Revenue Investments is already supporting 14 social enterprises to help Queenslanders in need with challenges like food security, social isolation and barriers to employment. A second round will open later in 2026 offering untied funding of up to $200,000 over two years linked to revenue growth.

The Partnering for Impact Fund has also launched providing repayable funding of up to $2 million to support investment-ready proposals that can attract co-investment and demonstrate high social impact potential.

Two more flagship impact investment initiatives will be launched before the end of 2026: the Ready to Launch Fund, enabling seed capital and capability support to help social

Budget Strategy and Outlook 2026-27

entrepreneurs navigate early growth, and the Financing Growth Fund, facilitating concessional lending and offering capability support. These funds will augment the impact of the Government’s $20 million annual investment by leveraging co-investment from institutional, philanthropic and other investment partners.

Building Queensland’s future

The Government’s $119.2 billion capital program directly supports economic activity and job creation in the near term while also lifting the state’s productive capacity over the long term by reducing bottlenecks that constrain growth. The $29.6 billion capital program in 2026-27 is estimated to directly support 71,500 jobs.

The program leverages the 2032 Games to deliver generational infrastructure projects that will provide enduring economic and social benefits for communities across the state. A total expenditure of $765.0 million is budgeted in 2026-27 to progress planning and delivery of the new Brisbane Stadium and other Games venues and to progress the athlete villages.

Transport

The program of works detailed in the Queensland Transport and Roads Investment Program (QTRIP) 2026-27 to 2029-30 represents a record $55.9 billion investment across the state. The program reflects the Queensland Government’s commitment to building the generational infrastructure needed to get people home sooner and safer.

Investment includes the $9 billion Bruce Highway Targeted Safety Program, significant investment in rail infrastructure and investments to support the 2032 Delivery Plan. Key initiatives include The Wave and Mooloolah River Interchange on the Sunshine Coast, faster rail to the Gold Coast, the Coomera Connector and the Gold Coast Transport Plan.

Health

The Government is investing $4.040 billion in 2026-27 to advance the Hospital Rescue Plan, delivering more than 2,600 new beds. Regional health initiatives, such as the $36.9 million Cardiac Hybrid Theatre at Rockhampton Hospital and the $1 billion Cairns Hospital master plan, improve access to specialised care and support regional communities.

Education

This Budget continues to invest in new schools and the teachers to staff them, with $2.3 billion to deliver 22 new schools including four new primary schools, three new high schools and nine new special schools.

Housing

To deliver on the Government’s Securing our Housing Foundation Plan, the 2026-27 Budget allocates a total of $1.024 billion over five years to 2029-30 for continued delivery of 53,500 social and community homes by 2044. This delivers a record capital program for social and community homes of $5.725 billion over four years from 2026-27.

Budget Strategy and Outlook 2026-27

The Government is also supporting projects that will lay the groundwork for new housing through the $2 billion Residential Activation Fund, delivering trunk and essential infrastructure to enable residential developments, with a $1 billion minimum investment in regional communities. Round Two of the Fund has been doubled to $1 billion to cater to the demand and overwhelming interest by councils and industry.

In addition, over the four years to 2029-30, $83.4 million is committed to continue a number of private rental market tenancy support programs, and $450.1 million for specialist homelessness services, and peak and industry bodies.

Making Queensland safer

This Budget is strengthening the foundation for safety where you live with stronger laws, more police, new early intervention and rehabilitation, better resourced courts, more domestic and family violence prevention, child protection and child safety reform, and more support for victims of crime. $7.2 billion is being invested to deliver stronger laws, rehabilitation and early intervention, as well as better resourced courts, more police, reform for child protection and child safety.

The 2026-27 Budget is delivering more police to grow the frontline, stronger aerial crime-fighting capability and new and upgraded police stations. This includes $23 million to recruit more police, including from interstate and overseas and continuing the operation of POLAIR services with long-term funding.

Over $250 million is committed to boost the safety of children at childcare, in schools and in the community by implementing In Plain Sight recommendations and establishing a new Queensland Protection Commission. A total expenditure of $70.1 million is committed to continue delivery of $1,500 allowances for carers of children to help keep them engaged in extra curricular activities and on the right track.

Budget Strategy and Outlook 2026-27

1	Economic performance and outlook

Features

•	Despite challenges to the global economic outlook, Queensland’s economic growth is expected to stay above the national average in 2025-26 and remain robust across the forward estimates.

•	The International Monetary Fund (IMF) forecasts global growth across 2026 and 2027 to be weaker than 2025.

•	Nationally, inflation has accelerated materially in 2025-26, reflecting broader capacity pressures and sharply higher fuel and related commodity prices due to the conflict in the Middle East.

•

The Federal Government forecasts national economic growth to moderate in 2026-27, as higher inflation and interest rates impact private consumption and investment. Growth is then expected to recover in 2027-28, as real incomes improve.

•	Queensland is expected to deliver gross state product (GSP) growth of 2 1⁄2% in 2025-26, up from 2.2% in 2024-25, which was the strongest amongst Australian states.

•	GSP growth is expected to moderate to 1 3⁄4% in 2026-27, due to the challenging external environment and tighter financial conditions and gradually rise to 2 1⁄4% by 2028-29.

•	Labour market conditions remain strong, with the unemployment rate persistently low even as employment growth eased to an estimated 1 1⁄2% in 2025-26.

•	Employment is forecast to grow at 1 1⁄4% in both 2026-27 and 2027-28 and average 1 1⁄2% thereafter, in part reflecting a slowing in private final demand.

•	As a result, the state’s unemployment rate is forecast to rise from 4 1⁄4% in 2025-26 to 4 3⁄4% in 2026-27.

•	Headline inflation is expected to step up to 4 3⁄4% in 2025-26, driven by several factors including the initial effects of the global oil and gas supply shock.

•	Inflation is forecast to average 3 3⁄4% in 2026-27, before easing to 2 1⁄2% in the years beyond.

Budget Strategy and Outlook 2026-27

1.1	International conditions

Prospects for the global economy have shifted notably in 2026 amid geopolitical shocks and renewed inflation pressures, leaving a challenging outlook. While concerns over a global trade war have eased, they have been replaced by oil and gas supply pressures arising from the conflict in the Middle East.

The global economy has been resilient so far, but consecutive and varied challenges in recent years have resulted in a state of persistent uncertainty, a realignment of trade relationships and now an oil and gas shock which has increased concerns about supply chains. These developments are expected to weigh on private demand, increase risk premiums and could result in tighter financial conditions.

Disruptions to oil and gas supply has led to a surge in global prices which are expected to flow into economy-wide inflation pressures in the near term. Global inflation, which had been declining, is now expected to accelerate again, reflecting higher oil, gas and food prices.

Consequently, global monetary policy settings have been reassessed, and major economy bond yields have shifted higher. Many central banks face the challenge of navigating slowing economic growth and rising inflation.

The IMF’s April 2026 main forecast for world economic growth was 3.1% for 2026 and 3.2% for 2027. This represents a slowdown from 3.4% in 2025 and is approximately 1⁄4 percentage point lower than recent history (the intervening period between the GFC and COVID-19 pandemic).

The range of plausible paths to resolution of the Middle East conflict and restoration of maritime transit and oil and gas production remains extensive. A more protracted disruption would result in substantially lower growth and higher inflation. Under the IMF’s adverse scenario, which assumes oil prices falling back to about 20% above baseline in 2027, global growth would be 2.5% in 2026 and inflation would rise to 5.4%. Under a severe scenario where oil prices remain at a higher level for a longer period, GDP growth in 2026 would be 2%, considered recessionary for the global economy, and inflation rises above 6% in 2027.

The weighted average GDP growth across Queensland’s major export markets is also expected to slow. This is in part due to a continued moderation in China’s economic growth, where Queensland export demand is linked to steel demand and the construction cycle. Further, many Asian partners are highly exposed to oil and gas imports, and a protracted disruption to global flows could have implications for trading partner activity and demand for commodities.

Budget Strategy and Outlook 2026-27

Risks to the global outlook are mounting and skewed to the downside. Foremost are prolonged conflict in the Middle East, sustained higher global oil and gas prices, or supply deficiencies which impact aggregate demand or entrench higher inflation, and a re-intensification of protectionist trade policies which disrupt supply chains.

1.2	National conditions

Growth in the national economy has picked up over the past year, with annual growth at 2.5% in March quarter 2026, reflecting strength in real household consumption and real private investment.

The improved economic growth has seen the national labour market remain tight. In April 2026, trend employment was 1.3% higher over the year while the unemployment rate increased slightly to 4.3%. Per capita GDP has improved, after a period of decline, rising 1.0% over the year to March quarter 2026.

However, strength in real private demand from mid-2025 has contributed to increased capacity pressures in the national economy. Annual trimmed mean inflation picked up to 3.4% in April 2026, being above the Reserve Bank of Australia’s (RBA) target range of 2% to 3% since September 2025.

In response to greater capacity pressures in the economy and rising inflation, the RBA has increased the cash rate by a cumulative 75 basis points in 2026, to 4.35%, with a further increase by the end of 2026 still possible.

In their May 2026 Statement on Monetary Policy, the RBA forecast annual trimmed mean inflation to rise to 3.8% in June quarter 2026 before gradually approaching the mid-point of the target range by December quarter 2027.

The conflict in the Middle East has placed additional pressure on near-term headline inflation in Australia. Consumer prices rose 1.1% in March 2026, driven by a sharp rise in fuel prices, seeing the annual rate jump to 4.6%, before it eased to 4.2% in April as the temporary reduction in fuel excise was implemented.

With the impacts softened by the temporary reduction in fuel excise, the RBA expect the higher prices for motor vehicle fuel and domestic and international travel to contribute 0.5 percentage points to annual headline inflation of 4.8% in June quarter 2026.

Solid growth in aggregate wages has continued to support household disposable income growth. This is expected to be partially offset by higher inflation and increased interest payments for indebted households from the start of 2026.

Budget Strategy and Outlook 2026-27

In the 2026-27 Federal Budget, national real GDP growth is forecast to strengthen from 1.3% in 2024-25 to 2 1⁄4% in 2025-26, before easing to 1 3⁄4% in 2026-27. This is due to higher prices associated with the conflict in the Middle East which will weigh on household consumption and put pressure on business operating costs. The Federal Government assumes the oil price will peak at US$100 per barrel (bbl) in June quarter 2026, before moderating to US$80/bbl by mid-2027. Growth is expected to pick up to 2 1⁄4% in 2027-28, driven by a recovery in household consumption as real household incomes improve.

The national labour market is expected to remain resilient. The unemployment rate is forecast to edge higher in coming years, from 4.2% in June quarter 2025, to 4 1⁄4% in June quarter 2026 and 4 1⁄2% in June quarter 2027 and remain at this level across 2027-28 and 2028-29.

1.3	Queensland conditions and outlook

Queensland GSP growth is forecast to strengthen moderately in 2025-26, to 2 1⁄2% from 2.2% in 2024-25. This was the strongest amongst Australian states. The domestic economy has been robust in the first three quarters of the financial year, driven by an anticipated rebalancing of growth drivers towards private domestic activity.

Despite Queensland’s relative strength in the early part of 2025-26, the conflict in the Middle East is expected to weigh on economic growth in the near term. The effects of higher interest rates and inflation are expected to be concentrated in 2026-27, causing economic growth to ease to 1 3⁄4%.

Growth is then expected to return to 2% in 2027-28, driven by domestic economic activity, mainly household consumption growth and ongoing investment in both new and renovated dwellings. Thereafter, growth is expected to return to a robust 2 1⁄4% in 2028-29 and 2029-30, consistent with estimates of potential output growth.

Labour market conditions in the state remain strong, with the unemployment rate persistently low even as employment growth has eased to an estimated 1 1⁄2% in 2025-26. In part reflecting a slowing in private final demand, employment growth is forecast to moderate to 1 1⁄4% in both 2026-27 and 2027-28 and average 1 1⁄2% thereafter.

As a result, the unemployment rate is forecast to rise from 4 1⁄4% in 2025-26 to 4 3⁄4% in 2026-27, at which point labour demand is expected to be strong enough to absorb new entrants and stabilise the unemployment rate.

Headline inflation is expected to increase to 4 3⁄4% in 2025-26, driven by several factors, including the initial effects of the global oil and gas supply shock. The inflation rate is

Budget Strategy and Outlook 2026-27

forecast to ease but remain elevated at 3 3⁄4% in 2026-27, where the flow on impact of the Middle East crisis is concentrated, before moderating to 2 1⁄2% in 2027-28 and beyond.

Queensland wages growth is forecast to be a relatively robust 3 1⁄2% in 2025-26 and 2026-27 and 3 1⁄4% in the following two years. This profile reflects strong but easing labour demand, as well as expected compensation for an acceleration in inflationary pressures and productivity improvements.

Queensland’s population growth is estimated to be 1 3⁄4% in 2025-26, easing to 1 1⁄2% in 2026-27 and stabilising at 1 1⁄4% from 2027-28.

Table 1.1	Queensland economic forecasts/projections[1]

	Actuals	Forecasts			Projections
	2024-25	2025-26	2026-27	2027-28	2028-29	2029-30
Gross state product[2]	2.2	2 1⁄2	1 3⁄4	2	2 1⁄4	2 1⁄4
Employment	3.1	1 1⁄2	1 1⁄4	1 1⁄4	1 1⁄2	1 1⁄2
Unemployment rate[3]	4.0	4 1⁄4	4 3⁄4	4 3⁄4	4 3⁄4	4 3⁄4
Inflation[4]	2.2	4 3⁄4	3 3⁄4	2 1⁄2	2 1⁄2	2 1⁄2
Wage Price Index	3.7	3 1⁄2	3 1⁄2	3 1⁄4	3 1⁄4	3
Population	1.9	1 3⁄4	1 1⁄2	1 1⁄4	1 1⁄4	1 1⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.

Chain volume measures (CVM), 2023-24 reference year. The comparable nominal GSP growth rates are 3.6% in 2024-25, 4 3⁄4% in 2025-26, 6 1⁄2% in 2026-27, 3 3⁄4 in 2027-28, 4 1⁄2% in 2028-29 and 4 1⁄2% in 2029-30.

3.	%, year-average.
4.	Brisbane, %, year-average.

Sources: Australian Bureau of Statistics (ABS) Annual State Accounts, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

1.3.1	Household consumption

After adjusting to a period of tight financial conditions, household spending growth in Queensland recovered during 2025.

This was driven by real per capita incomes being supported by a combination of strong growth in labour income, tax and interest rate cuts, and prior easing of underlying inflation. However, consistent with national trends, households overall remained price sensitive and discount driven, particularly in relation to discretionary goods and services.

Budget Strategy and Outlook 2026-27

The recurrence of broader inflationary pressures more recently, which have been impacted by the conflict in the Middle East through increased fuel prices, as well as higher mortgage rates, are forecast to negatively impact real income growth over the near term.

In year-average terms, real consumption growth in Queensland is forecast to slow from an estimated 3% in 2025-26 to 1 1⁄2% in 2026-27 before rebounding towards the pre-COVID-19 decade average of around 2 1⁄2% from 2027-28.

1.3.2	Dwelling investment

Queensland residential construction activity in recent years has been impacted by a range of factors including material and labour shortages, strong price growth, poor weather, construction company insolvencies and low productivity growth. However, in 2024-25, it appeared some of those headwinds eased marginally, seeing real dwelling investment grow 4.9% in the year.

Although remaining elevated from pre-COVID-19 levels, average residential construction completion times for low-rise dwellings and the pace of construction cost growth have moderated from recent peaks.

As construction capacity has struggled to keep up with the state’s strong housing demand, the value of residential work in the pipeline has surged to record highs.

A pick-up in building approvals and the backlog of work in the pipeline is expected to drive construction activity demand in the coming years. Ongoing supply constraints and demand across the broader construction sector will continue to affect growth in dwelling investment, particularly if productivity does not improve and other constraining factors persist.

Recently, the evolving conflict in the Middle East presents a degree of risk and uncertainty to the construction industry. Higher fuel prices will likely contribute to construction price inflation. However, the scale of impact depends on the course and duration of the conflict.

Total real dwelling investment is expected to grow by 9% in 2025-26, before moderating to 4% in 2026-27 and 2 3⁄4% in 2027-28. Importantly, this growth is driven by the construction of new dwellings, which is forecast to grow an aggregate 21% between 2024-25 and 2027-28.

Budget Strategy and Outlook 2026-27

Box 1.1	Housing supply and home ownership

Housing market conditions

Median dwelling price growth has remained strong in Brisbane, in line with growth in the Perth and Adelaide markets which together with Brisbane have continued to outpace growth seen in the Sydney and Melbourne markets. Dwelling prices in regional Queensland have also seen robust growth.

Rental markets remain tight across Queensland, with the rental vacancy rate at only 1.0% in May 2026, which is a similar rate compared to the same month last year. There is some evidence conditions are stabilising with new rental price growth and dwelling price growth slowing a little in recent months.

The Queensland Government’s persistent efforts to boost supply are yielding positive results, with green shoots evident across a number of measures. Queensland is currently building more homes with the number of dwellings under construction increasing to a record high of 48,044 in December quarter 2025 (latest available data). This is the highest level on record, surpassing the previous record achieved during the South East Queensland apartment boom in 2016.

There are also positive signs that construction commencement-to-completion times for low-rise dwellings in Queensland have improved. A new house in Queensland took 7.1 months on average to complete in 2024-25, which was one month quicker than the year prior, and the fastest of all states.

Queensland Government response

The Government is committed to improving housing affordability and lifting Queensland’s home ownership rate. The Government is taking steps to unlock housing supply and meet our target of one million new homes, including 53,500 additional social and community homes by 2044. Since the 2025-26 Budget, the Government has:

•

Supporting projects that will lay the groundwork for new housing through the $2 billion Residential Activation Fund, delivering trunk and essential infrastructure to enable residential developments, with a $1 billion minimum investment in regional communities.

•

Doubled Boost to Buy funding to $330 million, providing support for up to 2,000 first home buyers through the nation-leading home ownership scheme. Boost to Buy provides support to eligible Queensland first home buyers, with the Government providing an equity contribution to fund a portion of the cost of new or existing homes, making home ownership more attainable for more Queenslanders. Two rounds of the Boost to Buy scheme have been released, offering a total of 1,000

Budget Strategy and Outlook 2026-27

places (half of which are reserved for first home buyers outside of South East Queensland).

•

Implemented several important reforms to boost the productivity of Queensland’s construction industry, including implementing many of the recommendations from the Queensland Productivity Commission’s Opportunities to Improve Productivity of the Queensland Construction Industry Final Report.

•

Launched the Land Activation Program which identifies, activates, then releases to market underutilised government land for housing. The program has already released land for approximately 5,800 homes across 6 sites from Pimlico, in Townsville to Varsity Lakes, on the Gold Coast.

•

Announced the Infrastructure Activation Fund, providing $200 million to enable infrastructure works to unlock new homes in priority development areas and support the Federal Government’s 100,000 Homes for First Home Buyers Program.

•	Delivered record investment in the delivery of social and affordable homes with 6,500 new homes currently underway.

The Government is ensuring Queensland is a place of aspiration and opportunity, where home ownership is a realistic and attainable goal for hardworking Queenslanders. This is why the 2026-27 Budget includes new measures to lift supply and support first home buyers.

•	Unlocking thousands of new homes across Queensland sooner, doubling Round Two of the Residential Activation Fund to $1 billion.

•

Increasing investment to support increased delivery of social and community housing by $1.024 billion over 5 years, including youth foyers and domestic and family violence shelters and social homes in remote and discrete First Nations communities.

•	Providing additional funding of $2 million over ten years to support implementation of the Palm Island Rent-to-Buy Home Ownership Scheme, in collaboration with Palm Island Aboriginal Shire Council.

•	Continuing the boosted $30,000 first home owner grant (FHOG). Since July last year, the FHOG has supported over 3,500 first home buyers to purchase or build a new home.

1.3.3	Business investment

Despite solid growth in the first half of 2025-26, the outlook remains for moderate growth in business investment due to the lagged impact of higher interest rates and moderating business conditions, together with capacity constraints and higher costs in the construction

Budget Strategy and Outlook 2026-27

industry. Leading indicators such as non-residential building approvals, engineering commencements and surveys of firms’ investment intentions all point to a relatively subdued outlook. At the same time, a reasonable volume of building and construction work in the pipeline should provide ongoing support.

Elevated global uncertainty, especially around the outlook for oil prices, is also likely to constrain business investment. Both business conditions and confidence in Queensland remain above the national average, although they have been weaker in recent months in line with national trends. The March 2026 fall in the national NAB Business Confidence Index, following the outbreak of the conflict in the Middle East was the largest since the COVID-19 period, although to date business conditions have only declined modestly.

Reflecting these constraints, overall business real investment is estimated to increase by 4% in 2025-26, before slowing to 1 3⁄4% in 2026-27 and 3⁄4% in 2027-28.

1.3.4	Public final demand

Public final demand (combined government expenditure at the national, state, and local levels) has recorded strong growth in recent years, rising 5 1⁄4% per annum on average over the six years to 2024-25. Growth has moderated in the first three quarters of 2025-26, reflecting respect for taxpayers’ money and moderation in investment expenditure. As a result, public final demand is forecast to grow a modest 1 3⁄4% in 2025-26.

Beyond 2025-26, the outlook for public final demand remains strong, supported by the Queensland Government’s capital program. Public final demand growth is forecast to be 4 1⁄4% in 2026-27 and 4 3⁄4% in 2027-28.

1.3.5	Overseas exports and imports

Queensland’s overseas exports are estimated to grow by 1 3⁄4% in 2025-26, driven by a recovery in coal exports, continued strong agricultural exports and solid growth in services.

Exports are then forecast to grow by 3⁄4% in 2026-27, as the expected continued recovery in coal exports is partially offset by both demand factors — increased global economic uncertainty and inflation — and supply side factors, such as scheduled mine closures affecting metals exports and agricultural exports moderating from record levels amid expected drier weather conditions. Exports are forecast to grow a further 3⁄4% in 2027-28, driven by a rebound in services exports which more than offsets a moderation in goods exports.

Growth in overseas imports is expected to be 3 1⁄4% in both 2025-26 and 2026-27, as the inflationary effects of the Middle East conflict affect real household incomes and overseas travel costs. Imports are forecast to grow by a further 4 1⁄2% in 2027-28.

Budget Strategy and Outlook 2026-27

Overall, relative weakness in exports growth is expected to see net exports detract from GSP growth across the forecast period.

Coal

Queensland’s coal exports are forecast to grow by 2 1⁄4% in 2025-26, with volumes recovering after a down year in 2024-25 underpinned by particularly strong growth in PCI/semi-soft volumes.

Tropical Cyclone Koji (TC Koji) caused the temporary closure of North Queensland coal ports for several days in early January. Weather induced lost production caused the premium hard coking coal spot price to rise from US$218 per tonne (t) on 6 January to a peak of US$252.50/t in early February before prices subsided. Premium hard coking coal prices are expected to gradually moderate over the medium term.

Overall, it is estimated that TC Koji caused the loss of around 4 1⁄2 million tonnes (Mt) of coal exports in 2025-26 (around 2% of coal exports and 1⁄4% of GSP). The losses are expected to have been experienced proportionately across all coal types.

Coal exports are forecast to grow 6% in 2026-27 and a further 2% in 2027-28, with hard coking exports recovering as supply conditions normalise, partially offset by a moderation in thermal coal exports.

The conflict in the Middle East has increased global demand for thermal coal, as an electricity generation alternative for natural gas. Premium thermal coal prices rose from around US$117/t in late February 2026 to US$142/t by early April. Thermal coal prices are expected to slowly moderate over the coming quarters as global markets readjust following the conflict.

Queensland’s thermal coal producers have been operating close to capacity in recent years, supported by the easing of trade restrictions with China and continued growth in coal-fired power generation in Asia.

Demand for Queensland’s metallurgical coal is expected to be supported by growing steel production in India and emerging markets such as Vietnam.

LNG

The volume of Queensland’s LNG exports rose to a record 24Mt in 2024-25 and is expected to be similarly strong in 2025-26.

Global gas and LNG markets have been significantly impacted by the conflict in the Middle East, due to the closure of the Strait of Hormuz, through which 20% of global oil and gas is

Budget Strategy and Outlook 2026-27

shipped. This has put substantial upwards pressure on global oil and LNG prices, which will boost the value of Queensland LNG exports.

Elevated spot prices may encourage LNG producers in Queensland to export additional spot cargoes beyond contracted amounts, boosting LNG exports. However, this response might be constrained due to emerging domestic supply pressures, and policy and investment uncertainty.

LNG exports are expected to return to their contracted amounts and moderate 1 1⁄2% in 2026-27 and a further 3% in 2027-28 as domestic gas fields in southern states deplete and conditions in the global market abate.

Metals and critical minerals

Queensland metals exports are forecast to decline in the near term as long-anticipated mine closures impact zinc/lead and copper production levels. Further, planned refinery output curtailment is expected to lower alumina exports from late 2026. Partly offsetting these declines are continued expansions across bauxite and refined zinc exports, and an improvement in domestic copper production as several operations commence, restart or expand.

Despite short-term challenges, the long-term outlook in Queensland is very strong with 51 of the world’s most sought-after critical minerals found here. The Government’s strategy to unlock Queensland’s critical minerals sector is presented in the Overview Chapter.

Agriculture

Agricultural exports rose by 6.9% in 2024-25, driven by increases in beef and chickpea exports. Boosted by favourable seasonal conditions, the volume of agriculture exports is expected to grow a further 6 3⁄4% in 2025-26 to an all-time high, driven by strong crop exports, particularly wheat and cotton.

With the US continuing to rebuild its depleted cattle herd, it is anticipated strong demand for Australian beef over the forecast period will be maintained. Demand for premium Australian beef is also expected to be strong from key markets in Asia, including China, South Korea and Japan.

Wheat exports are predicted to strengthen considerably in 2025-26, as abundant rainfall in the first half of 2025 supported above average yields and production. Similarly, cotton has also benefited from sustained water availability, with high production catering to increased international demand from India for premium quality Australian cotton for textile production.

Budget Strategy and Outlook 2026-27

Over the medium term, Queensland agriculture exports are expected to moderate, as beef and crop exports (particularly chickpeas) recede from recent all-time highs. However, production and exports are still expected to remain above long-term averages.

Services exports

Since the middle of 2023, services exports have stabilised at around the pre-COVID-19 level. However, this remains well below the pre-COVID-19 growth trajectory.

Several policy changes at the national level have meant that previously strong growth in international students has ceased with numbers effectively capped at pre-COVID-19 levels.

At the same time, the recovery in tourism spending continues. Tourism Research Australia data shows 2.4 million international travellers spent a record $7.485 billion in Queensland in 2025, an increase of 20.3%.

Imports

Overseas imports are expected to grow by 3 1⁄4% in 2025-26, supported by strong growth in services and modest growth in goods, as overseas travel returns to pre-COVID-19 trends.

The conflict in the Middle East has caused global oil prices to rise, increasing import and travel costs and weighing on household real incomes from June quarter 2026. As a result, growth in imports is expected to remain at 3 1⁄4% in 2026-27 and then rebound to 4 1⁄2% in 2027-28, as oil prices normalise and consumption growth recovers.

1.3.6	Labour market

Conditions in the Queensland labour market remain strong.

The unemployment rate has averaged 4.2% during 2025-26, while labour force participation has been generally elevated, and trend employment has grown 1.4% (or 42,500 persons) over the year to April 2026 (slightly above the national average of 1.3%).

Leading indicators such as job vacancies suggest tightness in the labour market is persisting, although conditions are expected to soften somewhat over the forward estimates. The job vacancy rate, which measures the number of job vacancies as a proportion of the labour force, was 2.3% in March quarter 2026. While the rate has eased from an historic high of 3% recorded in 2022, it remains elevated compared with the pre-COVID-19 rate of 1.4%.

As higher inflation and interest rates impact real domestic activity, employment growth is forecast to moderate to 1 1⁄4% across both 2026-27 and 2027-28 before recovering to grow broadly in line with working-age population growth later in the forward estimates.

Budget Strategy and Outlook 2026-27

Reflecting in part the easing in employment growth, the unemployment rate is expected to rise modestly from an estimated 4 1⁄4% in 2025-26 to 4 3⁄4% in 2026-27 and stabilise at that rate over the remainder of the forward estimates.

Despite the overall increase, this forecast profile remains low compared with the long-run average unemployment rate in Queensland of around 7%.

1.3.7	Prices and wages

In year-average terms, growth in Brisbane’s Consumer Price Index (CPI) continued to moderate in 2024-25, slowing to 2.2% from 4.0% in 2023-24 and 7.3% in 2022-23.

The scheduled expiry of temporary government rebates contributed to Brisbane’s annual headline inflation rate of 4.7% in September quarter 2025 and 5.1% in December quarter 2025 (Chart 1.1), before easing to 3.7% in the February 2026 monthly CPI release, in line with the national result. More recently, the conflict in the Middle East has significantly increased global oil prices, directly flowing through to higher fuel prices.

The combined impacts of the scheduled expiry of 2024-25 temporary government rebates and the recent oil supply shock are expected to contribute to Brisbane’s year-average CPI growth increasing to 4 3⁄4% in 2025-26. Higher global oil prices are also expected to impact CPI growth in 2026-27, seeing growth remain elevated at 3 3⁄4%, before moderating to 2 1⁄2% in 2027-28 and beyond.

Queensland’s labour market has remained tight in recent years. The tightness of the labour market supported annual Wage Price Index (WPI) growth in Queensland of 3.4% in March quarter 2026, similar to the national average.

Consistent with the lagged impact of lower inflation in 2024-25 and the expected easing in labour market conditions, Queensland’s WPI growth is expected to slow from 3.7% in 2024-25 to 3 1⁄2% in 2025-26 and 2026-27 and to 3 1⁄4% in 2027-28.

Budget Strategy and Outlook 2026-27

Chart 1.1	Consumer price index, Brisbane and Australia[1]

Note:

1.	Quarterly.

Source: ABS Consumer Price Index.

1.3.8	Population

Queensland’s population growth continues to moderate following a surge in recent years, which was largely driven by a rebound in net overseas migration (NOM).

The Federal Government’s decision to maintain the 2024-25 permanent Migration Program at 185,000 places into 2026-27 is expected to continue to temper NOM in the coming years.

Since its peak in 2021, net interstate migration has continued to ease and normalise, though it remains above all other states and territories.

Queensland’s overall population growth is projected to moderate from 1 3⁄4% in 2025-26 to 1 1⁄2% in 2026-27, and 1 1⁄4% in 2027-28.

1.4	Risks to the outlook

Global geopolitical tensions remain a key risk to the outlook.

This is especially the case with the conflict in the Middle East and the impact on oil prices and fertiliser supplies. Heightened tensions in the Strait of Hormuz are in addition to other

Budget Strategy and Outlook 2026-27

ongoing conflicts (including the war in Ukraine) and global economic policy uncertainty, particularly in relation to tariffs and trade.

Domestically, a key risk is the inflation rate and its implications for monetary policy. Inflation had trended downwards for several years but progress in reducing the rate towards the RBA’s target band stalled late last year.

Higher fuel prices are likely to push up the headline inflation rate in the near term. While this should be transitory, prolonged conflict and supply disruptions could cause a persistent elevation in inflation expectations, likely forcing the RBA to consider further monetary policy tightening.

Higher fuel prices serve to reduce disposable incomes, thereby reducing economic growth. Additional interest rate increases to combat inflationary expectations will exacerbate this effect.

There are also continued challenges for the national and Queensland construction industry which has faced significant capacity constraints over recent years. The uncertainty regarding the taxation changes announced in the 2026-27 Federal Budget pose a risk to investment, including in the property sector. Additionally, the uncertainty related to the Federal Budget risks damaging business confidence, especially in small and family business.

Table 1.2 below provides forecasts of the key macroeconomic variables relating to the Queensland economy.

Budget Strategy and Outlook 2026-27

Table 1.2	Queensland economic forecasts[1]

	Actuals	Forecasts
	2024-25	2025-26	2026-27	2027-28
Economic output[2]
Household consumption	1.3	3	1 1⁄2	2 1⁄4
Dwelling investment	4.9	9	4	2 3⁄4
New and used	4.1	11 1⁄2	4 1⁄2	3 3⁄4
Alterations and additions	6.2	5 1⁄4	3 1⁄4	1 1⁄2
Business investment	-2.0	4	1 3⁄4	3⁄4
Non-dwelling construction	-1.8	4	-1⁄2	-2 3⁄4
Machinery and equipment	-4.4	3 1⁄2	2 1⁄4	2 1⁄4
Private final demand	1.1	3 1⁄2	1 1⁄2	2
Public final demand	5.9	1 3⁄4	4 1⁄4	4 3⁄4
State final demand	2.5	3	2 1⁄4	2 3⁄4
Overseas exports[3]	2.2	1 3⁄4	3⁄4	3⁄4
Overseas imports[3]	3.8	3 1⁄4	3 1⁄4	4 1⁄2
Gross state product	2.2	2 1⁄2	1 3⁄4	2
Employment	3.1	1 1⁄2	1 1⁄4	1 1⁄4
Unemployment rate[4]	4.0	4 1⁄4	4 3⁄4	4 3⁄4
Inflation[5]	2.2	4 3⁄4	3 3⁄4	2 1⁄2
Wage Price Index	3.7	3 1⁄2	3 1⁄2	3 1⁄4
Population	1.9	1 3⁄4	1 1⁄2	1 1⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2023-24 reference year.
3.	Includes goods and services.
4.	%, year-average.
5.	Brisbane, %, year-average.

Note: Queensland economic forecasts are based on several key assumptions.

•	The RBA cash rate to peak at 4.6% in 2026 before progressively declining over 2027 and 2028.

•	In year-average terms, the A$ exchange rate to move towards US$0.72 by 2028-29.

•	The Brent oil price to move towards its assumed medium-term fair value of US$75/bbl by late 2027.

•	Residential property price growth in Brisbane to moderate from the strong growth recorded in recent years, but remain positive across the forward estimates, consistent with strong underlying demand.

•

After several years of above average rainfall, weather conditions are expected to move in line with the BOM’s latest outlook, before returning to historical averages by the end of the forward estimates.

•	The Federal Government’s reforms to immigration will lead to a moderation in net overseas migration over the medium term.

Sources: ABS Annual State Accounts, Australian National Accounts, Balance of Payments and International Investment Position, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Budget Strategy and Outlook 2026-27

2	Fiscal strategy and outlook

Features

•

The 2026-27 Queensland Budget strengthens the foundations laid for a fresh start in 2025-26, continuing budget repair after a decade of unsustainable expenditure growth put significant strain on Queensland’s fiscal capacity.

•	The Government’s commitment to fiscal discipline sees the Budget forecast a return to surplus in 2029-30, while delivering better services for Queensland’s growing population.

•

A net operating deficit of $6.2 billion is forecast in 2026-27, consistent with the 2025-26 MYFER and a substantial improvement on the 2024-25 MYFER, which forecast a net operating deficit of $9.2 billion for the same year.

•

The Government’s calm and methodical approach to management of spending maintains expense growth below revenue growth each year across the forward estimates, resulting in progressively improving operating deficits, before a return to surplus in 2029-30. Operating cash flows are also expected to turn positive from 2027-28, contributing funding for capital purchases.

•

A record four-year capital program of $119.2 billion will deliver the infrastructure required for Queensland’s future and is being managed to ensure Queenslanders receive value for money from the Government’s investment.

•

The Government’s responsible fiscal management and commitment to budget repair will result in a significant improvement in the Non-financial Public Sector’s (NFPS) borrowing compared to the 2024-25 MYFER forecast. NFPS debt is forecast to be $142.4 billion as at 30 June 2026, $13.8 billion lower than the 2024-25 MYFER forecast. In 2027-28, NFPS debt of $183.7 billion is forecast, $34.1 billion lower than forecast in the 2024-25 MYFER.

•

The NFPS interest expense has reduced by $3.0 billion across the three years to 2027-28 compared to the forecast in the 2024-25 MYFER, driven by lower borrowings from an improved operating position along with targeted improvement in delivery of the capital program.

•

The Fiscal Principles were refreshed in the 2025-26 Budget to support the Government’s focus on budget improvement. When compared to the 2025-26 Budget, the 2026-27 Budget improves on all six Fiscal Principles, showing clear progress as the Government continues to undertake budget repair and focus on lifting productivity.

Budget Strategy and Outlook 2026-27

2.1	Fiscal outlook

The 2026-27 Queensland Budget continues the pathway set in the 2025-26 Budget towards sustained budget improvement.

The Government’s commitment to fiscal discipline will see lower debt and smaller deficits moving forward compared with the former government, as reflected in the 2024-25 MYFER.

Over the four years to 2028-29, total key revenues (taxes, GST and royalties) are expected to improve compared to the 2025-26 MYFER reflecting higher royalties on the back of temporarily elevated coal, oil and gas prices, and higher taxation revenue underpinned by continued strength in Queensland’s property and labour markets.

Total General Government Sector (GGS) revenue is expected to grow by an average of 5.1% over the four years to 2029-30. By comparison, total GGS expenses are expected to grow by an average of 2.6% over the same period.

The record $119.2 billion four-year capital program to 2029-30 is underpinned by analysis of the state’s current and future infrastructure requirements to provide for a growing and productive economy. The Government’s improved capital program governance framework together with a significant construction productivity reform agenda are supporting the sustainability and deliverability of the program.

The return to surplus and targeted capital program sees the State’s balance sheet continue to improve with NFPS borrowings forecast to be lower each year across the forward estimates than projected at the 2025-26 MYFER and 2025-26 Budget.

Improvement in key fiscal metrics is being driven by a continued focus on fiscal discipline and an improving revenue outlook. The 2026-27 Budget demonstrates clear progress against each of the Government’s fiscal principles towards a strengthened and sustainable fiscal position.

Budget Strategy and Outlook 2026-27

2.2	Key fiscal aggregates

The key aggregates for the 2026-27 Queensland Budget are outlined in Table 2.1.

Table 2.1	Key fiscal aggregates[1]

	2024-25 Outcome $ million	2025-26 MYFER $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
GENERAL GOVERNMENT SECTOR
Revenue	88,966	91,102	92,018	99,671	104,354	107,835	112,311
Expenses	93,393	100,700	100,863	105,847	107,645	109,831	111,692
Net operating balance	(4,428)	(8,968)	(8,845)	(6,176)	(3,291)	(1,996)	619
PNFA[2]	11,322	15,191	12,450	15,479	19,121	20,296	20,014
Fiscal balance	(11,119)	(18,917)	(16,897)	(15,254)	(15,035)	(14,349)	(10,736)
Borrowing[3]	72,864	93,918	89,828	108,042	125,365	141,914	154,848
Net debt	16,727	38,713	33,440	51,329	69,024	85,980	98,057
NON-FINANCIAL PUBLIC SECTOR
Revenue	100,392	102,323	104,049	112,395	116,435	121,700	127,061
PNFA[2]	19,268	24,678	20,231	23,437	27,137	27,248	26,327
Borrowing[3]	123,446	146,930	142,376	162,624	183,680	202,131	216,472

Notes:

1.	Numbers may not add due to rounding.
2.	PNFA: Purchases of non-financial assets.
3.	Comprising borrowing with Queensland Treasury Corporation, leases and similar arrangements, and securities and derivatives line items from the balance sheet

2.2.1	Net operating balance

The GGS 2026-27 net operating deficit has narrowed to $6.176 billion compared to $6.318 billion in the 2025-26 MYFER. This is a slight downward revision from the 2025-26 Budget forecast of $5.864 billion (see Chart 2.1).

Across the forward estimates, net operating balances are projected to improve, with a return to a net operating surplus of $619 million forecast in 2029-30.

Budget Strategy and Outlook 2026-27

Chart 2.1	Outlook for GGS net operating balance

The improvement in the outyear trajectory reflects positive changes in the outlook for revenue, net of reductions in GST revenue (see section 2.2.3), with expense growth responsibly managed below revenue growth (see section 2.2.4).

The timing of payments under disaster recovery arrangements has also affected the outlook for the net operating balance (see Table 2.3).

Table 2.2 explains variations in the operating position from 2025-26 MYFER to the 2026-27 Budget.

The timing of payments from the Federal Government under disaster recovery arrangements do not always match timing of the state’s outlays for disaster recovery activities and works and can have a material effect on the net operating balance.

Budget Strategy and Outlook 2026-27

Table 2.2	Reconciliation of net operating balance, 2025-26 MYFER to 2026-27 Budget[1]

	2025-26 $ million	2026-27 $ million	2027-28 $ million	2028-29 $ million
2025-26 MYFER net operating balance	(8,968)	(6,318)	(4,760)	(1,048)
Taxation revisions[2]	1,003	549	824	1,165
Royalty and land rent revisions	(653)	1,981	775	800
GST revisions	130	89	(413)	(1,097)
Disaster Recovery Funding Arrangements (net)[3]	167	524	(120)	(220)
Revenue measures[4]	—	42	187	239
Expense measures[4]	(602)	(2,477)	(511)	(594)
Other parameter adjustments[5]	78	(565)	726	(1,240)
2026-27 Budget net operating balance	(8,845)	(6,176)	(3,291)	(1,996)

Notes:

1.	Numbers may not add due to rounding. Numbers indicate the impact on the operating balance. A number in brackets indicates a negative impact on the operating balance.

2.	Revisions exclude impact of revenue measures contained in Budget Paper 4 (BP4).

3.	Net operating funding impact under Disaster Recovery Funding Arrangements.

4.	Reflects the operating balance impact of government measures since the 2025-26 MYFER (refer to BP4 Budget Measures).

5.

Other parameter adjustments reflect Federal Government funding revisions, net flows from Public Non-financial Corporation Sector and Public Financial Corporations Sector entities and non-policy adjustments including changes in interest, depreciation, swaps, lapses and deferrals.

Table 2.3 details the impact of disaster expenses and Federal Government payments for Disaster Recovery Funding Arrangements on the net operating balance as well as disaster-related capital purchases.

Table 2.3	Impact of disaster funding in the net operating balance[1]

	2025-26 $ million	2026-27 $ million	2027-28 $ million	2028-29 $ million	2029-30 $ million
Net Operating Balance	(8,845)	(6,176)	(3,291)	(1,996)	619
less Disaster revenue	2,324	2,938	922	—	—
add Disaster expenses	(2,206)	(2,150)	(1,395)	(345)	—
Underlying Net Operating Balance	(8,963)	(6,964)	(2,818)	(1,651)	619
Disaster capital expenditure	571	728	800	986	—

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

2.2.2	Fiscal Principles

Having robust fiscal principles and related targets is the basis for transparent and effective fiscal management. In 2025-26, the Government amended the Charter of Fiscal Responsibility to ensure it allows for an honest and credible analysis of the fiscal position, and a renewed focus on pursuing policy settings which reduce total government debt and drive productivity improvements across the economy.

The Government’s disciplined and measured approach to budget repair is delivering improvement in the State’s finances, with progress evident across the Fiscal Principles compared to last year’s Budget.

Fiscal Principle 1 — Stabilise the Non-financial Public Sector debt to revenue ratio and General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the debt to revenue ratio in the long term.

Stabilising the ratios at sustainable levels restores capacity to respond to future external shocks. Both ratios have improved against the 2025-26 Budget and continue to positively moderate across the forward estimates.

In 2026-27, the Non-financial Public Sector debt to revenue ratio is expected to be 145% compared to 159% in the 2025-26 Budget. In 2028-29, the ratio will be 166% compared to 176%.

Compared to the 2024-25 MYFER and 2025-26 Budget, the outlook for NFPS debt has improved with the rate of increase to the debt to revenue ratio moderating from 2027-2028 onwards. The ongoing stabilisation aligns with the Fiscal Principle and puts the Government in the position to target a reduction in the NFPS debt to revenue ratio in the longer term.

Stabilisation is also seen on the GGS net debt to revenue ratio which is expected to be 51% in 2026-27 compared to 65% in the 2025-26 Budget and 80% in 2028-29 compared to 91% in the 2025-26 Budget.

Fiscal Principle 2 — Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable operating surpluses.

Maintaining a lower rate of expenses growth than revenue growth supports improvements in the operating position that, in turn, can assist with debt stabilisation.

Across the four years to 2029-30 average revenue growth is expected to be 5.1%, compared to expense growth of 2.6%. Revenue growth is forecast to outpace expense growth each year across the forward estimates, delivering a pathway to operating surplus in 2029-30.

Budget Strategy and Outlook 2026-27

Fiscal Principle 3 — Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

Funding a large capital program primarily through operating cash surpluses rather than additional borrowings is key to stabilising borrowing. Volatility in revenue and expense growth combined with the uneven profile of capital expenditure can impact this fiscal principle on an individual year basis.

The improving operating position will see net cash inflows increasingly fund the capital program. The metric is expected to reach 44% by 2029-30 with the expected return to surplus. The Government will continue to target budget improvements to increase net operating cash flows, in addition to responsible management of the capital program.

Fiscal Principle 4 — Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

Queensland’s taxation per capita is extremely competitive compared to other jurisdictions. It is estimated Queenslanders will pay around $650 less tax per person than the average of other jurisdictions in 2026-27 and are estimated to continue to pay less tax going forward.

Fiscal Principle 5 — Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice.

Full funding of superannuation and other long-term liabilities is a long-standing priority and a key element of financial management. Queensland remains the only jurisdiction in the country that fully funds all of its long-term liabilities.

The 2024 triennial actuarial investigation of the defined benefit scheme determined an asset coverage of liabilities of approximately 143%, or $10 billion in surplus as at 30 June 2024. The scheme continues to remain in a very strong surplus position following the transfer of $3 billion in surplus defined benefit investments to the Debt Retirement Fund to facilitate debt repayments as announced in the 2025-26 Budget.

As at 30 June 2025, WorkCover Queensland was fully funded.

Budget Strategy and Outlook 2026-27

Fiscal Principle 6 — Target productivity improvements across the private and public sectors to increase living standards for Queenslanders over the medium term.

Improvements in productivity ultimately benefit Queensland’s economy and living standards. As such, this principle will be measured in terms of Queensland’s real Gross State Product (GSP) per capita. The official data is released by the Australian Bureau of Statistics, as part of its Australian National Accounts: State Accounts publication on a financial year basis. Queensland Treasury estimates of real GSP per capita are presented in Table 2.4.

Table. 2.4	Queensland real GSP per capita estimates

	2025-26	2026-27	2027-28	2028-29	2029-30
Real GSP Per Capita (2023-24 $)	94,021	94,240	94,836	95,857	96,816
Real GSP Per Capita Growth Rate (%)	3⁄4	1⁄4	3⁄4	1	1

Sources: Australian Bureau of Statistics (ABS) Annual State Accounts, National, State and Territory Population and Queensland Treasury.

2.2.3	Revenue

Queensland’s key state revenues are stabilising after a period of significant volatility related to the record year-on-year GST reduction in 2025-26 and a significant reduction of royalties from the 2022-23 peak. A recovery is expected in 2026-27, with continued growth from 2027-28 to 2029-30.

In 2026-27, key revenues of taxation, royalties, and GST are forecast to reach $58.738 billion, $6.753 billion higher than in 2025-26, a 13% increase. From 2027-28 to 2029-30, key revenues are expected to grow by an average of 5.4% annually.

Across the four years to 2028-29, total revenue is expected to improve by $14.940 billion, or around 3.8%, compared to the 2025-26 MYFER. A significant driver behind the change in outlook is an uplift in Federal Government specific purpose grants and other grants and contributions, largely offset by associated expenses.

2.2.4	Expenses

The Government continues to drive ongoing fiscal discipline to manage expenses at sustainable levels and respect taxpayers’ money.

Building on measures implemented in the 2025-26 Budget, this budget will reduce the cap on senior executive positions following a review of unfilled positions and drive efficiencies in procurement and office accommodation.

GGS expenses are expected to grow by an average of 2.6% over the four years to 2029-30.

Budget Strategy and Outlook 2026-27

Across the four years to 2028-29, GGS expenses are expected to be $14.154 billion higher than 2025-26 MYFER forecasts, mainly reflecting additional funding from the Federal Government.

2.2.5	Capital Investment

The Government is investing a record $119.2 billion in the capital program over four years to 2029-30 to build Queensland’s future.

The program is underpinned by analysis of the Government’s current and future infrastructure requirements to provide for a growing and productive economy.

Key areas of focus in the forward estimates period and over the medium term include:

•	the Hospital Rescue Plan

•	providing the transport infrastructure to keep the state moving and the economy growing

•	delivering on our commitment to the 2032 Olympic and Paralympic Games

•	supporting sustainable delivery of Queensland’s Housing Investment Pipeline.

Following the review by the Queensland Productivity Commission into the construction industry and the Government’s decision to cease Best Practice Industry Conditions, there is an enhanced focus on productivity that over the medium term will yield benefits for the state’s capital program in terms of efficiency and sustainability, in addition to benefits in the broader economy.

2.2.6	Borrowings

Non-financial Public Sector (NFPS) borrowings are estimated to be lower than the 2025-26 MYFER and 2025-26 Budget. NFPS debt is forecast to be $142.376 billion as at 30 June 2026, $5.464 billion lower than forecast in the 2025-26 Budget. By 2028-29, NFPS debt of $202.131 billion will be $3.529 billion lower than forecast in the 2025-26 Budget.

NFPS debt to revenue is expected to be 145% in 2026-27 (14 percentage points lower than the 2025-26 Budget) and 166% in 2028-29 (10 percentage points lower than the 2025-26 Budget).

The NFPS interest to revenue ratio is expected to be 6.1% in 2026-27 (0.5 percentage points lower than the 2025-26 Budget) and 8.0% in 2028-29 (0.5 percentage points lower than the 2025-26 Budget).

Budget Strategy and Outlook 2026-27

Reduced borrowings when compared to previous forecasts arise from calm and methodical fiscal management driving improvement in the operating position and ongoing prioritisation of the capital program.

Chart 2.2 demonstrates that Queensland’s NFPS debt to revenue ratio, although increasing over time, is at a prudent level when compared to NSW and Victoria.

Chart 2.2	State comparison of NFPS Debt to Revenue Ratio

Sources: 2026-27 Budgets for Queensland and Victoria, New South Wales 2025-26 Half-Yearly Review.

The current credit ratings for Queensland are:

•	Moody’s Ratings: Aa1 (stable)

•	S&P Global: AA+ (negative)

•	Fitch Ratings: AA+ (stable)

Identified strengths that feature consistently across Queensland’s credit ratings include a strong and diversified economic base, robust liquidity and effective and experienced financial management.

Queensland’s AAA credit rating from S&P Global was downgraded to AA+ in 2009. Following the release of the 2024-25 MYFER, in which the true state of Queensland’s finances under the policy settings of the previous government was presented, Queensland’s credit rating outlook was downgraded from stable to negative by S&P Global. A rating downgrade would risk a further increase in the interest burden on the Budget. A long-term deterioration of

Budget Strategy and Outlook 2026-27

Queensland’s fiscal position has increased the likelihood of further heightened interest payments across the foreseeable future. The outlook downgrade, that followed the release of the 2024-25 MYFER, shows ratings agencies have set a path toward higher interest payments.

2.2.7	Emerging Fiscal Pressures

Emerging fiscal issues include:

•	servicing the needs of a growing state, especially health and child safety services, and maintenance of state assets that have been previously underfunded

•

adverse weather events which may impact state infrastructure and services, and the share of disaster-related expenses provided by the Federal Government under the Disaster Recovery Funding Arrangements, as outlined in Box 6.2

•

uncertainty around Queensland’s future GST entitlement, including potential impacts of the forthcoming Productivity Commission inquiry on horizontal fiscal equalisation, and the status of the GST no worse off guarantee beyond 2029-30

•	external risks to state revenues, including the impact of conflict in the Middle East on global markets, and the potential impacts of the tax changes included in the 2026-27 Federal Budget

•	cost shifting from the Federal Government to the states and territories, as outlined in Box 6.1.

Budget Strategy and Outlook 2026-27

3	Revenue

Features

•

Queensland’s key state revenues are stabilising after a period of significant volatility related to the record year-on-year GST reduction in 2025-26 and a significant reduction of royalties from the 2022-23 peak. A recovery is expected in 2026-27, with continued modest growth from 2027-28 to 2029-30.

•

GST outcomes driven by Federal Government decisions continue to disadvantage Queensland and weigh on the State’s revenue outlook. The Queensland Government will continue to advocate firmly for Queenslanders to get their fair share of national GST payments.

•

The key risks to the State’s revenue outlook are largely external, including the impact of conflict in the Middle East on global markets, federal decisions on GST distributions, and the potential impacts of the tax changes included in the 2026-27 Federal Budget. These risks will continue to be monitored closely.

3.1	2025-26 Estimated actual and 2026-27 forecast

Total key state revenues1 (taxes, royalties and GST) are expected to steadily increase across the forward estimates period.

Chart 3.1 outlines the growth in revenue across the three key revenue streams and the share of growth attributable to each item across the period to 2029-30.

[1]

Key revenues (taxes, royalties and GST) are fundamental to the State’s finances, as they make up the majority of Queensland’s untied general revenue. Other revenue sources such as non-GST grants from the Federal Government, and revenues from sales of goods and services, are largely tied to corresponding expenses. As a result, movements in key revenues have a considerable impact on the state’s fiscal position and capacity to fund priority state initiatives.

Budget Strategy and Outlook 2026-27

Chart 3.1	Outlook for growth in key revenues[1]

Note:

1.	Annual contribution to growth in key revenues. Total is the annual growth of the sum of the three categories.

Compared to the 2025-26 MYFER, key revenues have been revised up $2.660 billion (4.7%) in 2026-27, primarily as a result of higher royalties on the back of temporarily elevated coal, oil and gas prices. Across the following two years to 2028-29, key revenues have been revised up by $2.465 billion (2.0%), with higher taxation and royalties offsetting lower GST (in part reflecting higher royalties in the near term).

As outlined in Table 3.1, General Government Sector revenue is expected to increase by $7.652 billion (8.3%) to $99.671 billion in 2026-27, before growing by an annual average of 4.1% over the three years to 2029-30. Beyond the key revenues discussed above, this primarily reflects movements in non-GST Federal Government grants, which are expected to grow by $1.294 billion (5.3%) in 2026-27 and by 2.2% on average per annum over the three years to 2029-30.

Budget Strategy and Outlook 2026-27

Table 3.1	General Government Sector revenue[1]

	2024-25 Actual $ million	2025-26 Est. Act $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Taxation revenue	25,033	28,474	29,676	31,775	33,924	35,966
Sales of goods and services	7,590	7,899	8,116	8,664	8,257	8,365
Interest income	3,773	3,539	3,621	3,514	3,475	3,439
Grants revenue
GST revenue	19,044	16,932	19,577	22,567	24,567	25,744
Other Current grants	18,217	19,935	19,683	20,871	21,765	22,914
Capital grants	3,998	4,997	6,488	5,643	4,830	4,949
Dividend and income tax equivalent income
Dividends	993	909	782	892	975	1,240
Income tax equivalent income	414	346	304	248	432	504
Other revenue
Royalties and land rents	8,119	6,774	9,692	8,347	7,768	7,340
Other	1,785	2,214	1,735	1,832	1,842	1,849
Total revenue	88,966	92,018	99,671	104,354	107,835	112,311

Note:

1.	Numbers may not add due to rounding.

The largest sources of total General Government Sector revenue in 2026-27 are grants revenue, which includes GST and Federal Government grants (45.9%) and taxation revenue (29.8%).

Budget Strategy and Outlook 2026-27

Chart 3.2	Revenue by operating statement category, 2026-27[1]

3.2	Revenue initiatives

Box 3.1	Permanent cost-of-living measures

The Government is delivering cost-of-living relief through long-term, structural reforms. Legislative changes made by the Government will see Queenslanders pay less when they visit the doctor, by locking-in law the removal of the Patients’ Tax, which is set to deliver savings to Queensland households of over $100 million each year. The Government is making home ownership easier by locking-in law stamp duty relief for first home buyers on new builds. The budget also locks-in law permanent 50 Cent Fares.

Extending the apprentice and trainee payroll tax rebate for 12 months

The 50% payroll tax rebate for wages paid to apprentices and trainees will be extended for 12 months, until 30 June 2027. In addition to apprentice and trainee wages generally being exempt from payroll tax, this measure provides an additional rebate that can be used to offset payroll tax liabilities associated with wages paid to other employees. This initiative is expected to provide $64 million in tax relief for eligible businesses in 2026-27.

Budget Strategy and Outlook 2026-27

Expanding compliance and debt recovery activities

The Queensland Revenue Office’s compliance and debt recovery activities help maintain the integrity of Queensland’s tax, royalty and penalty debt systems by ensuring taxpayers and debtors meet their obligations.

New legislation has increased enforcement activity in areas such as illicit tobacco, drug offending and unlawful use of e-mobility devices. In addition, broader population growth has expanded the client base. The Budget provides the Queensland Revenue Office with additional ongoing resources from 1 July 2026 to identify and bring taxpayers into compliance and ensure every avenue is pursued to collect existing tax and penalty debt. This is expected to raise $220 million in revenue and $612 million in additional debt recovery over the forward estimates.

Targeting transfer duty home concessions

The Government is targeting eligibility for home, first home and vacant land transfer duty concessions. From 1 August 2026, temporary residents will generally be ineligible for these concessions, and be required to pay transfer duty at standard rates (similar to investors). Certain retirement visa holders (subclass 405 or 410) who are exempt from additional foreign acquirer duty will be excluded from these changes.

The change enhances consistency with settings for duty concessions in other Australian jurisdictions, as well as with existing eligibility requirements for Queensland’s first home owner grant. The measure is expected to reduce revenue foregone by $28.9 million over four years, with annual impacts affected by the Federal Government’s ban on foreign purchases of established dwellings in place until 2029-30.

Waste disposal levy

Following completion of a review of Queensland’s waste disposal levy, metropolitan levy rates will continue the $10 annual increase from 2028-29, while regional rates will continue to align with indexation. Revenue forecasts include changes to levy exemptions and zones.

The levy is expected to generate additional revenue of $569.7 million over four years.

3.3	Revenue by operating statement category

3.3.1	Taxation revenue

Compared to the 2025-26 MYFER, taxation revenue has been revised up by $1.003 billion (3.6%) in 2025-26, and a total of $3.976 billion (3.3%) over the four years to 2028-29. This primarily reflects higher-than-expected dwelling prices and volumes of large transactions in 2025-26, supporting transfer duty. Meanwhile, stronger-than-anticipated labour income,

Budget Strategy and Outlook 2026-27

including due to higher near-term inflation, has led to a marginally upgraded payroll tax outlook.

Chart 3.3 outlines the composition of estimated state tax revenue for 2026-27. The largest sources are payroll taxes and transfer duty, together representing 57.1% of the state’s total taxation revenue.

Chart 3.3	State taxation by category, 2026-27[1,2,3]

Note:

1.	Percentages may not add to 100% due to rounding.
2.	‘Other duties’ includes vehicle registration duty, insurance duty and other minor duties.
3.	‘Other taxes’ includes the emergency management levy, waste disposal levy, competitive neutrality fees and other minor taxes.

Table 3.2 shows the main components of taxation revenue across the forward estimates.

Budget Strategy and Outlook 2026-27

Table 3.2	State taxation revenue[1]

	2024-25 Actual $ million	2025-26 Est. Act $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Payroll taxes
Payroll tax	6,796	7,429	7,957	8,407	8,865	9,349
Mental health levy	539	597	637	673	709	748
Total payroll tax	7,335	8,026	8,593	9,080	9,574	10,097
Duties
Transfer duty	6,918	8,671	8,346	8,946	9,553	10,152
Vehicle registration duty	877	912	927	940	954	968
Insurance duties[2]	1,633	1,730	1,832	1,940	2,054	2,157
Other duties[3]	54	53	49	49	50	50
Total duties	9,482	11,366	11,154	11,875	12,611	13,328
Gambling taxes and levies
Gaming machine tax	1,163	1,267	1,324	1,384	1,446	1,511
Health services levy	196	223	242	259	275	291
Lotteries taxes	389	400	420	441	463	486
Betting tax	305	315	324	333	342	351
Casino tax	111	111	114	118	124	129
Keno tax	30	32	33	34	35	36
Total gambling taxes and levies	2,194	2,349	2,459	2,570	2,685	2,806
Other taxes
Land tax	2,353	2,690	3,162	3,715	4,322	4,826
Motor vehicle registration fees	2,152	2,525	2,724	2,843	2,967	3,074
Emergency management levy	668	700	735	771	809	841
Waste disposal levy	460	477	546	636	676	709
Competitive neutrality fees	356	302	268	249	245	247
Other taxes[4]	33	39	35	36	37	38
Total taxation revenue	25,033	28,474	29,676	31,775	33,924	35,966

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	Includes the statutory insurance scheme levy and nominal defendant levy.

Budget Strategy and Outlook 2026-27

Queensland’s competitive tax status

The Government is committed to fostering tax settings which provide stability and certainty to position the state as an attractive destination for investment from interstate and overseas to stimulate growth.

In 2026-27, taxation per capita in Queensland is projected to be significantly lower than the average taxation per capita in the other states and territories.

Based on the latest budgets or mid-year reviews published by other states and territories, Queensland’s taxation per capita in 2026-27 will be around $650 lower than the average of other jurisdictions.

Taxation per capita is expected to remain materially below the average of other jurisdictions across the forward estimates.

Payroll tax and mental health levy

Combined payroll tax and mental health levy revenue is estimated to moderate from 9.4% estimated growth in 2025-26 to a compounded growth rate of 5.9% across the forward estimates, in line with broader wages and employment growth forecasts.

Duties

Total duties revenue is expected to moderate from 19.9% estimated growth in 2025-26 to a compounded growth rate of 4.1% across the forward estimates, primarily due to the impact of market conditions on transfer and insurance duty revenue, partly offset by lower revenue from other duties, including life insurance premiums.

Land tax

Queensland retains one of the highest land tax-free thresholds in Australia, 12 times higher than in Victoria, and is one of only three states and territories with multi-year averaging of land values.

The rate of growth in land tax is expected to moderate towards the end of the forward estimates as land values stabilise, with expected growth of 14.3% in 2025-26 tapering down to 11.7% in 2029-30.

Budget Strategy and Outlook 2026-27

Gambling taxes & levies

Total gambling tax and levy revenue is expected to moderate from 7.1% expected growth in 2025-26 to a compounded growth rate of 4.5% across the forward estimates, driven by relatively stable growth across a range of activities.

Other taxes

Growth in revenue from other taxes (including motor vehicle registration fees, the emergency management levy, waste disposal levy, competitive neutrality fees, and other minor taxes) is expected to moderate from 10.2% to a compounded growth rate of 5% across the forward estimates, as motor vehicle registration fees return to expected levels after the one-off reduction which was temporarily funded in the 2024-25 Budget and ceased as scheduled from mid-September 2025. There was no allocation to maintaining this discount in any of the forward years, which reflected public commentary at the time.

3.3.2	Grants revenue

Grants revenue comprises Federal Government grants (including GST), grants from the community and industry, and other miscellaneous grants.

A 9.3% increase in total grants revenue is forecast for 2026-27 compared to 2025-26, primarily driven by an increase in GST revenue and other current and capital grants from the Federal Government. Queensland is disadvantaged by the recent changes to GST distribution.

Table 3.3 summarises current and capital grants to the Queensland Government.

Budget Strategy and Outlook 2026-27

Table 3.3	Grants revenue[1,2]

	2024-25 Actual $ million	2025-26 Est. Act $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Current grants
GST revenue grants[3]	19,044	16,932	19,577	22,567	24,567	25,744
Federal Government grants[4]	17,811	19,541	19,302	20,509	21,412	22,553
Other grants and contributions	405	393	380	362	353	360
Total current grants	37,261	36,867	39,259	43,438	46,333	48,658
Capital grants
Federal Government capital grants	3,960	4,938	6,471	5,630	4,815	4,932
Other grants and contributions	37	59	17	13	15	17
Total capital grants	3,998	4,997	6,488	5,643	4,830	4,949
Total Federal Government payments	40,816	41,412	45,350	48,706	50,794	53,230
Total grants revenue	41,258	41,864	45,747	49,081	51,162	53,607

Notes:

1.	Numbers may not add due to rounding.
2.	Amounts in this table may differ to those outlined in Chapter 8 due to different classification treatments.
3.	Includes entitlements to payments associated with the ‘no worse off’ guarantee as part of the Federal Government changes to the GST distribution.
4.	Queensland Treasury estimates. Differs from Chapter 6 due to the inclusion of direct Federal Government payments to Queensland agencies for Federal Government own purpose expenditure.

GST revenue

Queensland’s GST revenue in 2025-26 is expected to be $16.932 billion, $2.111 billion (11.1%) lower than in 2024-25. This reflects the negative outcomes from the CGC’s 2025 Review, where Queensland experienced the largest reduction of any jurisdiction since the introduction of GST.

GST revenue begins to recover in 2026-27 growing by 15.6% to $19.577 billion, as the national GST pool grows and Queensland’s GST relativity marginally recovers as the impact of previously elevated royalties and COVID-19 related costs in other jurisdictions drop out of the CGC’s assessment period.

Budget Strategy and Outlook 2026-27

This is only 1.5% more than three years earlier despite national GST payments increasing by around 21% over the same period.

Beyond 2026-27, Queensland’s GST relativity continues to increase as the effect of temporarily high coal royalties in prior years diminishes, supporting average annual GST revenue growth of 9.6% over the three years to 2029-30.

Revisions to the GST pool

The Federal Government’s national GST pool forecasts were upgraded in the 2026-27 Federal Budget. In 2025-26, the GST pool is expected to be around $697 million (0.7%) higher than forecast in the 2025-26 Federal Mid-Year Economic and Fiscal Outlook (MYEFO). The total national pool is forecast to be around $4 billion higher across the four years to 2028-29, compared with the Federal MYEFO estimates.

The Federal Budget attributes this revision to stronger-than-expected collections in the near term, and higher nominal consumption subject to GST over the forward estimates.

Expected impact of the Middle East conflict on GST

At a time of significant global uncertainty and cost-of-living pressure, Queensland and other states and territories agreed to forego any GST ‘windfall’ generated from increased GST collections on higher fuel prices.

Collectively, states and territories agreed to contribute up to $400 million to fund a 10.9% reduction in fuel excise — equivalent to 5.7 cents per litre — from 1 April 2026 to 30 June 2026.

Since then, the 2026-27 Federal Budget has confirmed no net GST ‘windfall’ is expected to be realised in 2025-26 due to the Middle East conflict. Over the five years to 2029-30, the Federal Government estimates the potential net GST impact to be less than half a percent.

Queensland is working to ensure that states’ contribution to the Federal Government’s fuel excise package is fully passed through at the bowser to provide timely cost-of-living relief to motorists.

Queensland’s GST share

Queensland has typically received more than its per capita share of GST in recognition of the higher costs of providing services as Australia’s most decentralised state, as well as its relative levels of disadvantage especially in regional and remote locations.

Despite this, Queensland has recently received less than its per capita share of GST revenue, driven primarily by external factors such as methodology changes by the CGC, including changes which negatively exacerbated the impact of elevated coal royalties in recent years.

Budget Strategy and Outlook 2026-27

In its 2026 Update released in March 2026, the CGC estimated that Queensland’s share of the GST pool would increase from 17.4% in 2025-26 to 18.0% in 2026-27.

The three largest factors for this improvement, based on information published by the CGC were:

•	COVID-19 expenses — the majority of COVID-19 health and business support spending has been removed, with the 2021-22 year dropping out of the CGC assessment period.

•

Mining production and royalties — lower coal prices in 2024-25 compared with 2021-22 have lowered Queensland’s capacity to raise coal royalties, outweighing the distorting impacts of the CGC’s method changes from the 2025 Review.

•	Natural disaster relief — a significant downward revision in New South Wales’s disaster expenses in 2022-23 decreased its assessed GST needs relative to all other states.

As illustrated in Chart 3.4, Queensland is estimated to receive $293 million (1.5%) more in 2026-27 than it received in 2023-24. Compared with 2023-24, the GST allocation for Victoria is up by 49.4%, Western Australia is up 45.6% and New South Wales is up 8.1%, while all other states and territories have recorded increases of between 17.6% and 29.6%.

Chart 3.4	Change in GST payments from 2023-24 to 2026-27

Source: Federal Government, 2023-24 Final Budget Outcome and 2026-27 Federal Budget.

Budget Strategy and Outlook 2026-27

Box 3.2	Impacts of Federal changes to Australia’s GST distribution system

The Federal Productivity Commission (PC) is undertaking an Inquiry into the efficiency, effectiveness, and fiscal implications of GST distribution reforms made in 2018. These reforms, intended to address perceived inequities, have instead created significant fiscal risks for Queensland and other states.

The 2018 reforms introduced a new equalisation benchmark, a GST relativity floor, and a temporary No Worse Off (NoWO) guarantee to ensure no state received less than under the previous system. However, the NoWO is set to expire in 2029-30, leaving states at risk of substantial revenue losses. Without the NoWO, Queensland could lose up to $1 billion annually, severely impacting the state’s ability to deliver essential services and infrastructure.

Queensland has consistently advocated for a fairer GST system that supports all Australians. In its submission to the PC, Queensland highlighted the inefficiencies and inequities of the current system and proposed practical, principle-based reforms to restore fairness, including:

•

Introducing a mining revenue discount: This would address the volatility and policy disincentives created by the current system, particularly for resource-rich states like Queensland. The current system penalises states that develop their natural resources, while compensating states that restrict resource development.

•

Adjusting the treatment of key federal payments: Queensland is calling for a discount to the treatment of certain Federal Government payments, such as those for health and infrastructure projects, to ensure they are not subject to GST redistribution. For example, Queensland is effectively losing $3 billion of the $7.2 billion in federal funding for the Bruce Highway Targeted Safety Program due to GST redistribution rules.

The Queensland Productivity Commission’s (QPC’s) final report on the Economic Impacts of Australia’s GST Distribution System on Queensland, released on 12 May 2026, provides independent validation of these concerns. The QPC report highlights systemic inefficiencies and disincentives embedded in the current GST system, including:

•	states with significant resource revenues, like Queensland, retaining only a small share of revenue changes due to GST redistribution, which discourages resource development

•	states that restrict resource development being compensated for their inability to raise revenue, creating inefficiencies and undermining economic growth

Budget Strategy and Outlook 2026-27

•	the potential for arbitrary decisions in the treatment of Commonwealth payments leading to inefficient outcomes.

Given the profound inequities of the CGC’s 2025 Methodology Review in which Queensland experienced the largest negative redistribution of any state since the GST commenced, the Queensland Government will continue to fight for a fair share of GST at every available opportunity.

The PC’s final report is due to be provided to the Federal Government by December 2026.

Federal Government payments (excluding GST)

Federal Government current grants (excluding GST) to Queensland in 2026-27 are expected to total $19.302 billion, representing a decrease of $239 million (1.2%) compared to 2025-26, predominantly reflecting lower grants for on-passing and National Partnership (NP) payments, which more than offset higher activity-based National Health Reform payments.

Following this, Federal Government current grants to Queensland (excluding GST) are forecast to grow by an average of 5.3% per annum over the three years to 2029-30.

Federal Government capital grants to Queensland in 2026-27 are expected to total $6.471 billion, noting the timing of funding for previously agreed transport infrastructure and 2032 Olympic and Paralympic Games projects.

Chapter 6 provides a detailed overview of federal financial arrangements, including Federal Government payments to Queensland.

3.3.3	Royalty revenue

Royalty revenues are particularly sensitive to changes in commodity prices as well as the exchange rate, both of which are subject to volatility and uncertainty. Changes in commodity export volumes also impact Queensland’s royalty estimates and may in turn also impact global prices.

Uncertainties have materially increased due to conflict in the Middle East. The primary impact on Queensland’s royalties is through oil prices, to which LNG prices are also linked through contractual arrangements. The outlook for oil prices in particular — and their impact on petroleum royalties — remains subject to elevated uncertainty.

Despite this, across the forward estimates Queensland’s total royalty and land rents revenue is estimated to remain steady as compared to recent historical volatility.

Budget Strategy and Outlook 2026-27

Table 3.4	Royalty revenue[1]

	2024-25 Actual $ million	2025-26 Est. Act $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Coal	5,474	4,799	6,948	6,332	5,777	5,374
Petroleum[2]	1,690	1,122	1,863	1,171	1,118	1,084
Other royalties[3]	772	658	676	632	640	638
Total royalties	7,936	6,579	9,486	8,135	7,534	7,097
Land rents	183	195	206	213	234	243
Total royalties and land rents	8,119	6,774	9,692	8,347	7,768	7,340

Notes:

1.	Numbers may not add due to rounding.
2.	Includes gas converted into liquefied natural gas (LNG).
3.	Includes base and precious metals, other minerals and other royalties.

Appendix C outlines key parameter assumptions and sensitivities of royalty estimates to individual changes in price, volume and exchange rate parameters.

Coal royalties

In 2025, hard coking coal (HCC), used primarily in global steel production, accounted for around 54.7% of Queensland’s total coal export value, semi soft/pulverized coal for injection (PCI) accounted for around 25.3%, and thermal coal accounted for around 19.9%.

Coal royalties are expected to total $4.799 billion in 2025-26, $675 million (12.3%) lower than in 2024-25. This is predominantly due to lower global coal prices.

Coal royalties are projected to increase in 2026-27 reflecting higher US$-denominated coal prices supported by a recovery in export volumes, before declining steadily to 2029-30 in line with an expected normalisation in coal prices.

Compared to 2025-26 MYFER, coal royalties have been downgraded by $586 million (10.9%) in 2025-26, but upgraded by $1.530 billion in total across the four years ending 2028-29. Weakness in 2025-26 is driven by a combination of A$/US$ exchange rate leading to lower A$ revenues for Queensland’s coal exporters and reduced coal export volumes contributed to by flooding events in North Queensland in early 2026.

Export volumes are expected to remain lower compared with MYFER expectations as a result of a weak outlook for supply while the A$/US$ exchange rate has been upgraded across the forward estimates. These effects are more than offset from 2026-27 onwards by higher US$ prices for metallurgical coal. In the near term, this reflects short-term supply disruptions and higher costs due to elevated oil prices.

Budget Strategy and Outlook 2026-27

The conflict in the Middle East represents a risk to coal royalties. For example, there is potential upside to thermal coal prices, an energy substitute for oil and gas, potentially offset by downside if a weaker global economy leads to reduced demand for metallurgical coal.

Coal export prices and volumes

Coking coal prices

Recent US$ prices have been stronger than forecast at the 2025-26 MYFER, averaging US$235 per tonne (t) for HCC in the March quarter 2026. This reflects short-term supply disruptions in Queensland and temporary restocking demand in India and China and follows relatively soft HCC prices earlier in 2025-26, with prices averaging just under US$184/t in the September quarter 2025, their lowest quarterly average level since mid-2021.

Premium HCC prices are expected to gradually moderate towards the medium-term fair value estimate of US$200/t over the forward estimates period.

Chart 3.5	Hard coking coal price forecasts

Sources: Consensus Economics (May-26), Wood Mackenzie (May-26 and Dec-25), Department of Industry Science and Resources Office of the Chief Economist (Dec-25 and Mar-25), Westpac (May-26), Federal Treasury (May-26), and Queensland Treasury.

Chart 3.5 shows HCC price forecasts compared to the latest quarterly price forecasts from a range of other forecasters. As seen above, though there are variations across forecasters in

Budget Strategy and Outlook 2026-27

terms of pathway, the 2026-27 Queensland Budget medium-term price assumption of US$200/t for HCC is similar to most other forecasters.

Thermal coal prices

US$ thermal coal prices have been higher than forecast since the 2025-26 MYFER, driven by reduced supply from other markets, particularly Indonesia, and higher premium thermal demand due to higher relative prices in substitutes such as oil and gas.

Average premium thermal coal prices across the first quarter of 2026 were US$117/t and are expected to increase to US$132/t in the June quarter. Prices are then expected to decline slowly towards the 2026-27 Queensland Budget medium-term assumption of US$120/t by mid-2026. This is broadly similar to most other forecasters.

Coal export volumes

Total coal export tonnages over the four years ending 2028-29 have been revised downwards by around 3%, compared with the 2025-26 MYFER forecasts.

Weakness in production and export volumes is concentrated in HCC, which has been downgraded by 10% since MYFER, mainly driven by near-term weather disruptions in early 2026 along with a delay in the return to nameplate capacity for a number of key mines. This is partially offset by increases to semi soft/pulverising coal for injection driven by reclassifications of some lower quality HCC and near-term increases to Queensland’s production capacity and demand outlook for thermal coal.

Petroleum royalties

Petroleum royalties are estimated to total $1.122 billion in 2025-26, $568 million (33.6%) lower than in 2024-25. This reflects lower oil prices which have prevailed for much of 2025-26, as well as the lag between changes in global oil prices and changes in LNG prices that impact Queensland’s petroleum royalties.

Petroleum royalties are expected to increase by $741 million (66.1%) to $1.863 billion in 2026-27, $958 million higher than forecast in the 2025-26 MYFER.

Annual growth and revision is driven by the sharp increase in global oil prices. Dated oil prices (the actual price paid for delivery of oil) averaged US$106 per barrel (bbl) in March, US$133/bbl in April, and US$113/bbl in May — up sharply from US$73/bbl in February. This situation contrasts with expectations within the 2025-26 MYFER, when an expected global production surplus was forecast to constrain oil prices to around US$60/bbl in the short term before recovering to US$70/bbl across the forward estimates.

Oil prices are forecast to begin to ease from the second half of 2026 and return to a medium-term price of US$75/bbl by the end of 2027. As such petroleum royalties are

Budget Strategy and Outlook 2026-27

expected to decline towards more normal levels in 2027-28, and average around $1.1 billion over the three years to 2029-30.

Other royalties

Revenue from other royalties (including base and precious metals, other minerals and other royalties) is estimated to total $658 million in 2025-26, $114 million (14.8%) lower than 2024-25. This reflects the varied movements across prices and volumes, as well as administrative factors which supported elevated outcomes in 2024-25.

Other royalties are forecast to increase slightly, by $18 million (2.7%) to $676 million in 2026-27, reflecting a combination of price and volume changes across commodities.

Revenue from other royalties is expected to average around $637 million per annum across the three years ending 2029-30. This reflects several factors including an appreciating Australian dollar, and industry-wide expectations for mine production levels and scheduled closures. Although some new mines will inevitably open, potential royalties from these operations are only incorporated into forecasts once final investment decisions are made.

3.3.4	Sales of goods and services

Sales of goods and services revenue primarily comprises the cost recovery from the Queensland Government’s provision of a range of goods or services.

Sales of goods and services revenue is expected to grow in the near term, reflecting broad-based growth, before declining in towards the end of the forward estimates, predominantly due to expected completion of the Cross River Rail project which drives significant sales from the General Government Sector to the Public Non-financial Corporations Sector.

Table 3.5 provides a breakdown of the categories of goods and services that comprise sales of goods and services revenue.

Budget Strategy and Outlook 2026-27

Table 3.5	Sales of goods and services[1]

	2024-25 Actual $ million	2025-26 Est. Act $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Fee for service activities	3,766	3,945	3,984	4,350	3,758	3,708
Public transport: South East Queensland	100	61	63	64	65	59
Rent revenue	665	660	712	748	792	814
Sale of land inventory	64	117	121	180	198	227
Hospital fees	1,055	1,115	1,121	1,153	1,185	1,216
Transport and traffic fees	537	603	635	665	702	728
Other sales of goods and services	1,403	1,398	1,479	1,504	1,558	1,614
Total	7,590	7,899	8,116	8,664	8,257	8,365

Note:

1.	Numbers may not add due to rounding.

Government Indexation Policy

For the 2026-27 year, the Government has set the Government Indexation Rate for fees and charges at 3.4%. This is materially below estimated 2025-26 Brisbane Consumer Price Index growth of 4 3⁄4%.

3.3.5	Interest income

Interest income reflects interest earned on investments, including those placed to support debt, superannuation and insurance liabilities.

Interest income is expected to decline moderately over the forward estimates by an average of 0.7% over the four years to 2029-30. This reflects expected drawdowns on investments from the Debt Retirement Fund to repay debt along with investment drawdowns to support defined benefit scheme payments. Further details on investment consolidation and the debt repayment strategy are discussed in Chapter 5.

3.3.6	Dividend and income tax equivalent income

Revenues from dividend and income tax equivalent income is estimated to total $1.254 billion in 2025-26. Dividend and income tax equivalent forecasts are expected to be

Budget Strategy and Outlook 2026-27

relatively stable in 2026-27 and 2027-28, before growing strongly from 2028-29 and 2029-30.

Key movements over the period include increases in electricity network and port dividends, in line with increased earnings, moderated by dividends and income tax equivalents from the electricity generation and rail sectors, as market electricity prices stabilise and major rail assets come into operation. Trends in dividends and income tax equivalent income from the Public Non-financial Corporations Sector are discussed in more detail in Chapter 7.

3.3.7	Other revenue

Other revenue, including royalty revenue, accounts for 11.5% of total General Government Sector revenue in 2026-27 (see Table 3.6).

Royalties (including land rents) account for 9.7% of total revenue in 2026-27 and are discussed in more detail above in section 3.4.3.

The major fines included in the fines and forfeitures category include speeding, red light, mobile phone and seatbelt camera detected offences and tolling offences.

Revenue from fines and forfeitures is expected to total $823 million in 2025-26, $27 million (3.2%) lower than expected at the 2025-26 Budget. The reduction is due to improved driver behaviour and revised timing of the camera program rollout. Revenue from camera detected offences is directed to road safety improvement projects across the state.

Fines and forfeitures are expected to grow by an average of 12.9% in 2026-27 and 2027-28 primarily driven by planned expansions of the camera program, before stabilising from 2028-29.

Table 3.6	Other revenue[1]

	2024-25	2025-26	2026-27	2027-28	2028-29	2029-30
	Actual	Est. Act	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Royalties and land rents	8,119	6,774	9,692	8,347	7,768	7,340
Fines and forfeitures	735	823	947	1,048	1,049	1,049
Revenue not elsewhere classified	1,050	1,391	787	784	794	800
Total other revenue	9,904	8,988	11,426	10,180	9,611	9,189

Note:

1.	Numbers may not add due to rounding.

Revenue not elsewhere classified includes assets contributed to the state and payments received for works delivered on behalf of government-owned corporations (GOCs).

Budget Strategy and Outlook 2026-27

4	Expenses

Features

•

The 2026-27 Queensland Budget continues to uphold fiscal discipline by managing expenses growth at sustainable levels, creating capacity to meet emerging pressures and demonstrating respect for taxpayers’ money.

•	General Government Sector expenses are estimated to be $105.847 billion in 2026-27, 4.9% higher than the 2025-26 estimated actual.

•	Total expenses are projected to grow at an average annual rate of 2.6% over the four years to 2029-30, well contained within the average annual revenue growth of 5.1% over the same period.

•

In 2026-27, the major areas of expenditure are in the key frontline services of health and education, which account for more than 50% of General Government Sector expenses. Additional funding is also being provided to other priority areas including housing and community safety.

4.1	2025-26 Estimated actual

General Government expenses in 2025-26 are estimated to be $100.863 billion, $793 million higher than the 2025-26 Mid-Year Fiscal and Economic Review (MYFER) estimate. The increase is largely due to:

•	higher on-passed Federal Government grant payments for Financial Assistance Grants to local councils and to non-state schools

•	additional service delivery within the health system

•	acceleration of the Residential Activation Fund grant program

•	additional funding for critical housing, homelessness and child safety services.

Budget Strategy and Outlook 2026-27

4.2	2026-27 Budget and outyears

Table 4.1	General Government Sector expenses[1]

	2024-25 Outcome $ million	2025-26 MYFER $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Employee expenses	36,147	38,368	38,433	40,510	41,673	42,983	44,216
Superannuation interest costs	825	703	699	767	717	643	569
Other superannuation expenses	4,365	4,646	4,645	4,827	4,936	5,008	5,023
Other operating expenses	25,961	27,225	27,344	27,716	27,825	28,407	28,524
Depreciation and amortisation	5,890	6,353	6,258	6,938	7,475	7,970	8,627
Other interest expenses	2,594	3,452	3,357	4,464	5,623	6,758	7,705
Grants expenses	17,611	19,324	20,126	20,624	19,395	18,061	17,028
Total Expenses	93,393	100,070	100,863	105,847	107,645	109,831	111,692

Note:

1.	Numbers may not add due to rounding.

General Government expenses are projected to be $105.847 billion in 2026-27, an increase of $4.984 billion (or 4.9%) over the 2025-26 estimated actual. Key services and programs contributing to the growth in expenses in 2026-27 include:

•	additional funding for the health system to improve performance and provide easier access to health services

•	additional funding under the Better and Fairer Schools Agreement – Full and Fair Funding and associated Bilateral Agreement

•	grants for housing and infrastructure programs

•	higher grants to local councils to support recovery from the extensive disaster events that occurred in 2025-26

•	wage increases associated with the Consumer Price Index (CPI) Uplift Adjustment built into renegotiated certified agreements

•	borrowing costs in support of the state’s capital program.

Budget Strategy and Outlook 2026-27

The Government is committed to returning the Budget to a fiscally sustainable position through strong expenditure management. General Government Sector expense growth falls from 4.9% in 2026-27 to an average annual growth of 2.6% over the four years to 2029-30.

The Government continues to uphold fiscal discipline by managing expenses at sustainable levels, creating capacity to meet emerging pressures. A $500 million budget improvement will be delivered through better coordinating procurement, improving asset maintenance planning, reducing the cap on senior executive positions following a review of unfilled positions, consolidating office accommodation, and making better use of public sector expertise to reduce spending on contractors and consultants, including in areas such as recruitment.

4.3	Expenses by operating statement category

As Chart 4.1 shows, employee-related expenses are the largest component of General Government Sector expenses, accounting for 38.3% of total operating expenditure. Other operating expenses at 26.2% is the next largest category, reflecting non-labour costs associated with providing goods and services to government and non-government recipients including, for example, repairs and maintenance, transport service contract payments to Queensland Rail, and subsidies to households.

Budget Strategy and Outlook 2026-27

Chart 4.1	Expenses by operating statement category, 2026-27

4.3.1	Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave.

Employee expenses are projected to be $40.510 billion in 2026-27, $2.077 billion or 5.4% higher than the 2025-26 estimated actual. Employee expenses growth represents the combined increase in full-time equivalent (FTE) employees and forecast wage rates. An allowance has been factored into the forward estimates for potential costs of a CPI Uplift Adjustment on enterprise bargaining agreements.

Health and education services account for just over 70% of employee expenses in 2026-27.

Full-time equivalents

The 2026-27 Queensland Budget continues to deliver better services and infrastructure for Queenslanders, where and when they are needed, with a clear focus on frontline services.

Approved funded FTE positions across government departments (refer Table 4.2) are estimated to increase by around 2,200 in 2026-27, driven principally by increases in Queensland Health, the Department of Education, the Queensland Police Service and the Department of Youth Justice and Victim Support.

Budget Strategy and Outlook 2026-27

The Public Sector Commission has primary responsibility for monitoring the number of FTEs and collating key human resource workforce metrics across the whole-of-sector (consisting of the agencies outlined in Table 4.2 plus selected other entities).

The Public Sector Commission’s annual State of the Sector Report provides a summary of the Queensland whole-of-sector workforce as at the March quarter each year. The 2026 Report shows that:

•	there was a total of 279,577 FTEs, representing an increase of 8,693 FTEs, or 3.21%, since March 2025

•	the increase reflects growth of 8,660 FTEs in frontline and frontline support roles and 34 FTEs in non-frontline roles

•	in total, 91.08% of public servants are engaged in frontline and frontline support roles, with 8.92% in corporate service roles.

This data is evidence of the Government’s commitment to growing frontline service delivery while maintaining respect for taxpayers’ money, with just 0.4% of whole-of-sector FTE increase in the year to March 2026 related to corporate roles, down from 17.5% in March 2024 and 6.5% in March 2025.

It is noted the reporting basis of the State of the Sector Report reflects active and paid FTEs engaged at March 2026 while FTE levels reported in Table 4.2 reflect approved funded FTE positions for the financial year.

Budget Strategy and Outlook 2026-27

Table 4.2	Funded Controlled FTE positions by department[1]

	2025–26 Adjusted Budget[2]	2025–26 Est. Act.	2026–27 Budget
Customer Services, Open Data and Small and Family Business	3,376	3,382	3,342
Education	78,148	79,534	79,944
Electoral Commission of Queensland	91	91	98
Environment, Tourism, Science and Innovation	3,118	3,116	3,129
Families, Seniors, Disability Services and Child Safety	5,940	5,937	6,016
Housing and Public Works	4,611	4,607	4,592
Justice	4,623	4,653	4,599
Local Government, Water and Volunteers	836	835	814
Natural Resources and Mines, Manufacturing and Regional and Rural Development	1,524	1,523	1,519
Office of the Inspector-General Emergency Management	22	22	22
Premier and Cabinet	534	599	647
Primary Industries	2,956	2,952	2,975
Public Sector Commission	90	82	79
Queensland Corrective Services	8,274	8,433	8,413
Queensland Fire Department	4,230	4,227	4,226
Queensland Health	119,438	120,160	121,477
Queensland Police Service	19,791	19,786	20,008
Queensland Treasury	1,983	1,981	2,071
Sport, Racing and Olympic and Paralympic Games	445	443	442
State Development, Infrastructure and Planning	1,865	1,862	1,851
The Public Trustee of Queensland	635	635	633
Trade, Employment and Training	4,924	4,922	4,883
Transport and Main Roads	6,801	6,817	6,810
Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	432	431	428
Youth Justice and Victim Support	2,665	2,662	2,879
Total	277,352	279,692	281,897

Notes:

1.

Explanations for variances in departmental FTEs can be found in the Service Delivery Statements (SDS). Department total may include multiple tables from SDS due to separate FTE tables being provided for Departmental service areas and Commercialised Business Units.

2.	Adjusted Budget reflects movements of FTEs following Machinery of Government (MOG) changes.

Budget Strategy and Outlook 2026-27

4.3.2	Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

The state’s defined benefit superannuation liabilities are valued in accordance with the Australian Accounting Standards Board (AASB) 119 Employee Benefits which requires the discounting of future benefit obligations using yield rates on government bonds. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plan assets.

Superannuation interest costs are dependent on the applicable discount rate at the beginning of the year. Superannuation interest costs are forecast to decline over the forward estimates. The defined benefit scheme is closed to new members and will progressively decline as members leave.

Other superannuation expenses represent employer superannuation contributions to accumulated superannuation and the current service cost of the state’s defined benefit obligations (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

4.3.3	Other operating expenses

Other operating expenses comprise non-labour costs necessary for the operation and delivery of government services. These costs include repairs and maintenance, information technology and communication services, water, electricity, subsidies to households, consultants and procurement of outsourced service delivery by contractors.

In 2026-27, other operating expenses are estimated to total $27.716 billion, representing an increase of $372 million or 1.4% compared to the 2025-26 estimated actual. Other operating expenses are expected to grow modestly across the rest of the forward estimates.

4.3.4	Depreciation and amortisation

Depreciation and amortisation expenses are an estimate of the progressive consumption of the state’s assets through normal usage, wear and tear and obsolescence.

Depreciation and amortisation expenses are projected to be $6.938 billion in 2026-27 and are forecast to grow over the forward estimates, effectively reflecting recent asset revaluations and the state’s capital program.

Budget Strategy and Outlook 2026-27

4.3.5	Other interest expenses

Other interest expenses include interest paid on borrowings, finance leases and similar arrangements to acquire capital assets and infrastructure such as roads, hospitals, state schools and social and affordable housing.

In 2026-27, other interest expenses are estimated to be $4.464 billion, $1.107 billion higher compared to 2025-26 estimated actual. Interest expenses will rise across the forward estimates in line with increased borrowings, but the rate of increase is expected to moderate as improved operating cash flows fund an increasing proportion of capital investments.

4.3.6	Grants expenses

The Government provides recurrent and capital grants to non-government recipients. Recurrent grants are provided to support government service delivery or provide targeted assistance to specific recipient groups. Capital grants are provided to support infrastructure projects or transfer infrastructure assets. Table 8.12 provides further details.

Current grants include grants and subsidies to the community (such as non-state schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Community Service Obligations are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community.

Recurrent grants are expected to total $14.933 billion in 2026-27, representing an increase of $133 million compared to payments in the 2025-26 estimated actual. The increase reflects higher on-passed Federal Government grant payments to non-state schools, Waste Strategy payments to local councils and community recovery grants for recent natural disasters. These increases are partly offset by advance payment of on-passed Federal Government Financial Assistance Grants to local councils in 2025-26.

Capital grants are transfers to the PNFC Sector, local governments, not-for-profit institutions and non-state schools, businesses and households (including the First Home Owner Grant) for capital purposes.

In 2026-27, capital grant expenses are estimated to total $5.691 billion, before declining in 2027-28 and 2028-29. Higher capital grants in 2026-27 mainly reflect additional funding for social and affordable housing programs and disaster recovery funding to local councils. As detailed in Table 2.3, disaster expenses, mainly capital grants to local councils, decrease significantly in 2027-28, with recovery works largely completed in 2028-29. Disaster expenditure is jointly shared between the Federal Government and the states.

Budget Strategy and Outlook 2026-27

5	Balance sheet and cash flows

Features

•

The 2026-27 Queensland Budget delivers a strengthened balance sheet through disciplined management of expenses and the capital program, with Non-financial Public Sector (NFPS) borrowings forecast to be lower each year across the forward estimates compared to the 2025-26 Mid-Year Fiscal and Economic Review (MYFER) and 2025-26 Budget.

•	General Government Sector (GGS) gross borrowing is forecast to be $108.042 billion for 2026-27, $6.034 billion less than expected in the 2025-26 MYFER.

•	The NFPS gross borrowing is expected to be $162.624 billion in 2026-27, $8.073 billion less than projected at 2025-26 MYFER.

•	In 2028-29, total NFPS debt is forecast to be $202.131 billion, $2.768 billion lower than the 2025-26 MYFER forecast of $204.899 billion.

•

NFPS borrowing is expected to progressively increase to $216.472 billion by 2029-30. The rate of increase slows each year as the general government operating position improves and the capital program stabilises.

•

Over the four years to 2029-30, the NFPS capital program is forecast to be $119.241 billion, which comprises $104.149 billion of purchases of non-financial assets (PNFA), $13.708 billion of capital grants expenses, and acquisitions of non-financial assets under finance leases and similar arrangements of $1.384 billion.

5.1	Overview

The balance sheet shows the projected assets, liabilities and net worth of the GGS as at 30 June each year. A resilient balance sheet provides the Government with the capacity to respond to immediate financial and economic events.

The cash flow statement shows the expected cash flows of the GGS during each financial year of the forward estimates. While the operating statement is reported in accrual terms, when revenues and expenses are recognised, the cash flow statement is reported in cash terms when revenues are received, and payments are made.

Budget Strategy and Outlook 2026-27

5.2	Balance sheet

Table 5.1	Summary of budgeted balance sheets[1]

	2024-25 Outcome $ million	2025-26 MYFER $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
GENERAL GOVERNMENT SECTOR
Financial assets	96,563	96,487	97,585	100,656	102,879	105,837	109,473
Non-financial assets	386,452	399,892	397,313	407,948	422,619	437,064	450,653
Total assets	483,015	496,378	494,899	508,604	525,497	542,901	560,126
Borrowings	72,864	93,918	89,828	108,042	125,365	141,914	154,848
Advances	3,630	1,260	1,856	1,301	1,132	1,027	980
Superannuation liability	18,821	17,360	16,416	15,586	15,104	14,479	13,919
Other provisions and liabilities	32,274	32,926	33,119	33,324	34,486	35,374	36,503
Total liabilities	127,588	145,464	141,219	158,253	176,086	192,794	206,250
Net worth	355,427	350,914	353,680	350,352	349,412	350,107	353,876
Net debt	16,727	38,713	33,440	51,329	69,024	85,980	98,057
NON-FINANCIAL PUBLIC SECTOR
NFPS Borrowings	123,446	146,930	142,376	162,624	183,680	202,131	216,472
NFPS Purchases of non-financial assets	19,268	24,678	20,231	23,437	27,137	27,248	26,327

Note:

1.	Numbers may not add due to rounding.

5.2.1	Financial assets

The major categories of financial assets are investments, loans and placements, and investments in other public sector entities.

Investments, loans and placements include investments held to meet future liabilities, such as superannuation and insurance, as well as investments relating to the Queensland Future Fund – Debt Retirement Fund.

The GGS also holds the equity in the state’s public enterprises, principally the shareholding in GOCs but also Public Financial Corporations like Queensland Treasury Corporation.

Total financial assets of $97.585 billion are estimated for 2025-26, $1.022 billion higher than 2024-25 Outcome. Financial assets are forecast to rise steadily across the forward estimates

Budget Strategy and Outlook 2026-27

mainly due to increases in equity in public sector enterprises. Investment, loans and placements increase in 2029-30 with the conclusion of the 2025-26 Budget repair measure to utilise a proportion of Debt Retirement Fund investments to repay borrowings.

5.2.2	Non-financial assets

Non-financial assets consist primarily of land and other fixed assets, including roads, schools, hospitals and other infrastructure. Other non-financial assets held by the state include prepayments and deferred income tax assets relating to GOCs.

GGS non-financial assets are estimated to be $397.313 billion at 30 June 2026, $10.861 billion higher than the 2024-25 outcome. GGS non-financial assets are forecast to increase from $407.948 billion in 2026-27 to $450.653 billion by 30 June 2030.

The NFPS capital program for 2026-27 is forecast to be $29.616 billion, which comprises $23.437 billion of PNFA, $5.678 billion of capital grant expenses and acquisitions of non-financial assets under finance leases and similar arrangements of $501 million.

Over the four years to 2029-30, the NFPS capital program is forecast to be $119.241 billion, which comprises $104.149 billion of PNFA, $13.708 billion of capital grants expenses, and acquisitions of non-financial assets under finance leases and similar arrangements of $1.384 billion.

The finance leases and similar arrangements are mainly in relation to Public Private Partnerships and include construction of Cross River Rail infrastructure and Gold Coast Light Rail Stage 3.

Further discussion can be found in Budget Paper 3: Budget Capital Statement.

5.2.3	Liabilities

General Government Sector

Total GGS liabilities are estimated to be $141.219 billion at 30 June 2026 of which the largest component is borrowings at $89.828 billion. This is $4.245 billion lower than the 2025-26 MYFER estimate.

By 30 June 2029, borrowing is expected to be $141.914 billion, which is $1.399 billion lower than the 2025-26 MYFER estimate.

The defined benefit superannuation liability is projected to be $16.416 billion at 30 June 2026 and is expected to continue to decline over the forward estimates as members progressively retire. The fund has been closed to new entrants since 2008.

Budget Strategy and Outlook 2026-27

Non-financial Public Sector borrowing

The NFPS is a consolidation of the General Government and Public Non-financial Corporations (PNFC) sectors, with transactions between these sectors eliminated.

PNFC debt is primarily held by GOCs and is supported by income-generating assets including key economic infrastructure.

NFPS borrowing is expected to be $142.376 billion by 30 June 2026, $4.554 billion lower than the 2025-26 MYFER estimate.

NFPS borrowing of $202.131 billion is forecast in 2028-29, $2.768 billion lower than the 2025-26 MYFER estimate.

5.2.4	Net debt

Net debt is the sum of borrowing and advances received, less the sum of cash and deposits, advances paid, and investments, loans and placements.

Net debt excludes certain assets and liabilities, such as superannuation and insurance liabilities. Net debt is another metric used across jurisdictions to assess the soundness of the Government’s fiscal position. Higher levels of net debt will require servicing through interest payments and limit flexibility to adjust expenditure.

Net debt for the GGS in 2025-26 is estimated to be $33.440 billion, $5.273 billion lower than expected in the 2025-26 MYFER. The lower net debt predominantly reflects lower borrowing requirements for capital purchases in both the GGS and PNFC sectors, and the impact of expected returns on the state’s long-term assets.

The net debt to revenue ratio for the GGS is forecast to be 51% in 2026-27 compared to 65% in the 2025-26 Budget and 80% in 2028-29 compared to 91% in the 2025-26 Budget.

5.2.5	Net worth

The net worth, or equity, of the state is the amount by which the state’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

Changes in the state’s net worth occur for several reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity

•	revaluation of assets and liabilities as required by accounting standards

•	movements in the net worth of the state’s investments in the PNFC and Public Financial Corporations sectors

Budget Strategy and Outlook 2026-27

•	gains or losses on disposal of assets — where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

GGS net worth is projected to be $353.680 billion at 30 June 2026 and gradually decline in 2026-27 and 2027-28 due to the net operating deficits. From 2028-29, net worth is expected to improve as operating deficits reduce and is forecast to reach $353.876 billion in 2029-30.

5.3	Cash flows

The cash flow statement provides the cash surplus (deficit) measure, which comprises the net cash flows from operating activities plus the net cash flows from investments in non-financial assets (or physical capital).

GGS net cash inflows from operating activities have improved compared to the 2025-26 MYFER estimates due to revised timing of capital purchases and moderately improved operating balances. The improvement in this measure over the forward estimates is shown in Chart 5.1.

Net cash flows from investments in financial assets for policy purposes include net cash flows from disposal or return of equity, net equity injections into GOCs and concessional loans and advances. Cash flows from the injection of equity into the PNFC and Public Financial Corporations sectors are the primary driver of net outflows of $4.879 billion over the period from 2026-27 to 2029-30.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation and insurance, as well as deposits and withdrawals to or from a redraw facility with Queensland Treasury Corporation and other specific investments.

In 2025-26, $1.4 billion has been withdrawn from the Debt Retirement Fund and used to repay debt as per the measure announced in the 2025-26 Budget. From 2026-27 to 2028-29, cash flows for liquidity purposes will include further annual withdrawals of $1.4 billion from the Debt Retirement Fund to repay debt.

Total GGS PNFA in 2025-26 are estimated to be $12.450 billion. Over the period from 2026-27 to 2029-30, GGS PNFA are expected to total $74.910 billion. By 2029-30, operating cash flows will fund 44% of capital purchases.

Budget Strategy and Outlook 2026-27

Chart 5.1	General Government Sector net cash inflows from operating activities

The GGS cash deficit for 2025-26 is estimated to be $16.050 billion, which is $3.311 billion lower than the deficit forecast at the 2025-26 MYFER.

A GGS cash deficit of $15.400 billion is forecast for 2026-27, reducing to an estimated deficit of $11.116 billion in 2029-30. The improvement in cash deficits across the forward estimates reflects the impact of Government’s commitment to return the Budget to an operating surplus in the medium term.

Budget Strategy and Outlook 2026-27

6	Intergovernmental financial relations

Features

•

The federal financial relations framework recognises that coordinated action and clear lines of responsibility for funding and service delivery are crucial for maximising economic and social outcomes and to strategically position the nation for the future.

•

One of the Federal Government’s functions under this framework is to provide funding to states and territories to deliver essential services and infrastructure. It is estimated the Federal Government will provide the Queensland Government with $45.350 billion in 2026-27 ($3.938 billion more than in 2025-26), or approximately 45% of all Queensland’s General Government Sector revenue in 2026-27.

•	Federal Government funding to the Queensland Government comprises:

•	$25.122 billion[2] in payments for specific purposes ($2.090 billion more than 2025-26)

•	$651 million in other Federal Government grants, including payments direct to Queensland Government agencies for Federal Government own-purpose expenditure ($796 million less than 2025-26)

•	$19.577 billion in GST payments ($2.644 billion more than 2025-26). Further detail is provided in Chapter 3.

•	Payments for specific purposes to Queensland in 2026-27 include:

•	$8.766 billion for National Health Reform funding

•	$7.976 billion for Better and Fairer Schools funding[3]

•

$7.537 billion for National Partnership payments (including the Land Transport Infrastructure Projects Agreement, Disaster Recovery Funding Arrangements (DRFA), and the 2032 Olympic and Paralympic Games)

•	$471 million for National Skills Agreement funding

•	$372 million for National Agreement on Social Housing and Homelessness funding.

[2]	Total payments for specific purposes may not add due to rounding.
[3]	Better and Fairer Schools funding includes payments for government schools (exclusive of GST) and non-government schools (inclusive of GST).

Budget Strategy and Outlook 2026-27

•

The Queensland Government is committed to rebuilding and strengthening its relationship with local governments to improve outcomes for all Queenslanders, including through red tape reduction, the Local Government Depreciation Taskforce and ongoing advocacy to the Federal Government to increase Financial Assistance Grants paid to local governments.

•

The Queensland Government is also supporting local governments to unlock new homes sooner by dedicating more than half of the $2 billion Residential Activation Fund towards residential developments outside South East Queensland, and is supporting local communities across the state that have been affected by natural disasters since the beginning of 2026.

6.1	Federal financial relations

The Federal Government has greater capacity to raise revenue than is required to fund its service delivery responsibilities. Conversely, states and territories’ (states) ability to raise revenue is less than required to meet their service delivery and infrastructure responsibilities. The resulting vertical fiscal imbalance (VFI) is bridged through a system of intergovernmental payments from the Federal Government to the states.

The Federal Government makes two types of payments:

•	general revenue assistance payments (largely GST revenue) which can be used by states for any purpose (‘unconditional’ funding)

•	payments for specific purposes (‘conditional’ funding) such as:

•

payments for National Health Reform, Better and Fairer Schools, the National Skills Agreement and the National Agreement on Social Housing and Homelessness, which are a contribution toward states’ service delivery priorities

•	National Partnership payments, which represent funding to support the delivery of specific priorities, outputs, or projects and to facilitate or incentivise reforms.

As part of the national governance arrangements, the Council on Federal Financial Relations — chaired by the federal Treasurer and comprising all state Treasurers — oversees national agreements and transfers between the Federal Government and states.

States have also formed the Board of Treasurers (the Board) to collaborate on common issues, advance national reform priorities from state perspectives, and promote united agenda setting in federal affairs. The Board is chaired by a state Treasurer for a calendar year on a rotational basis.

Budget Strategy and Outlook 2026-27

Key priority areas for the Board in 2026 include health and disability services reform, the 2026 Federal Productivity Commission Inquiry on the 2018 GST distribution reforms, the impact of the conflict in the Middle East and overseeing negotiations of major funding agreements expiring within the next 18 months.

This chapter largely focuses on the Federal Government’s payments for specific purposes (sections 6.2 and 6.3). Information on State-local government relations is provided in section 6.4.

6.2	Federal Government funding to Queensland

It is estimated the Federal Government will provide the Queensland Government with $45.350 billion in 2026-27 ($3.938 billion more than in 2025-26).

The primary drivers for the increase in Federal Government funding is an increase of $2.644 billion in Queensland’s GST revenue and an increase in total payments for specific purposes of $2.090 billion in 2026-27.

A detailed discussion of Queensland’s GST revenue, including the key factors driving the increase in GST in 2026-27, is provided in Chapter 3.

Federal Government funding is estimated to account for 45% of Queensland’s total General Government Sector revenue sources in 2026-27 (shown in Chart 6.1).

Budget Strategy and Outlook 2026-27

Chart 6.1	General Government Sector revenue sources, Queensland 2026-27[1,2]

Notes:

1.	Queensland own-source and other revenue figure includes taxation revenue, sales of goods and services, royalties and land rents.
2.	Other Federal Government grants include payments direct to Queensland Government agencies for Federal Government own-purpose expenditure.

Sources: 2026-27 Federal Budget Paper No. 3 and Queensland Treasury estimates.

Box 6.1	Changes in Federal Financial Relations

Since handing down its budget in May, the Federal Government has successively unveiled the detail of its proposals to change the National Disability Insurance Scheme (NDIS), Disaster Recovery Funding Arrangements, and Technical and Further Education (TAFE); and withdrawn support for national agreements. The Federal Government is ending long-standing arrangements as the chief funder of national and significant infrastructure projects and has not addressed Queensland’s concerns regarding the inequitable GST system (refer to Chapter 3).

The Federal Government’s Budget comes at the expense of Queensland. Together, the proposed changes could see Queensland worse off by $1 billion or more each year. This means fewer health and care services, fewer education services, less support for disaster-affected communities; or more debt carried by Queenslanders affected by reduced Federal Government support.

Budget Strategy and Outlook 2026-27

•

NDIS — The Federal Government’s new reforms are expected to reduce both the current and future number of people with access to the NDIS and the supports available, keeping annual growth as low as 0.2% over the next few years. Changes to access arrangements — particularly the shift from diagnosis-based eligibility to functional needs assessments, introduced without consultation with states and territories — could result in Queenslanders losing around $1 billion in disability supports per annum by the end of the forward estimates.

•

Disaster Recovery Funding Arrangements — The Federal Government has proposed a new framework for disaster recovery, including a blanket 50:50 funding arrangement that does not recognise the severity or frequency of disaster events that befall some states, including Queensland. This would have cost the state around an extra $500 million each year on average to respond to recent events.

•

National infrastructure — In 2024, the Federal Government ended the long-standing arrangement to be the predominant funder (80:20) of national and significant infrastructure (e.g. highways and roads that connect the nation). Without this arrangement, Queensland could be paying an additional $150 million to $250 million each year.

•

National agreements — The Federal Government is withdrawing support for national agreements that are important for economic growth and community cohesion, including investment in TAFE and flood mitigation works in North Queensland. The Queensland Government will need to increase investment by hundreds of millions if these services are to continue operating at current levels.

More effective delivery of national outcomes could occur through the Federal Government genuinely consulting with states. For example, the Federal Government should not progress with system-level changes to bargaining and institutional arrangements for major government projects, like the now permanently abolished Best Practice Industry Conditions in Queensland. This is likely to lead to increased coordination of wages and conditions across industry at the expense of productivity and project delivery.

The Queensland Productivity Commission found that Best Practice Industry Conditions increased project costs by around 10% to 25% and imposed a net cost to Queensland of up to $20.6 billion by 2029-30, without material improvements to worker safety.

Budget Strategy and Outlook 2026-27

6.3	Payments to Queensland for specific purposes

In 2026-27, Queensland expects to receive $25.122 billion4 in payments for specific purposes, $2.090 billion (9.1%) more than in 2025-26.

Payments for specific purposes comprise funding for National Health Reform, Better and Fairer Schools, National Skills Agreement, National Agreement on Social Housing and Homelessness, and National Partnership payments (refer to Table 6.1).

Table 6.1	Estimated payments of Federal Government grants[1]

	2024-25 Actual $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million
Payments for specific purposes
National Health Reform funding[2]	7,072	7,537	8,766
Better and Fairer Schools funding[3]	7,157	7,659	7,976
National Skills Agreement funding	451	459	471
National Agreement on Social Housing and Homelessness funding	355	363	372
National Partnership payments (incl. DRFA)	5,745	7,014	7,537
Total payments for specific purposes	20,780	23,032	25,122
Other Federal Government grants[4]	992	1,447	651
Total payments for specific purposes and other Federal Government grants	21,772	24,479	25,773

Notes:

1.	Numbers may not add due to rounding.
2.	The 2026-2031 Addendum to the National Health Reform Agreement (NHRA) was agreed by National Cabinet in January 2026.
3.	Better and Fairer Schools funding includes payments for state schools (exclusive of GST) and non-government schools (inclusive of GST).
4.

Includes direct Federal Government payments to Queensland agencies for Federal Government own-purpose expenditure (e.g. financial assistance to local governments and funding to Hospital and Health Services).

Sources: 2026-27 Federal Budget Paper No. 3 and Queensland Treasury estimates.

From 2026-27, National Health Reform funding estimates are based on the new funding model under the 2026-2031 Addendum to the NHRA, agreed by National Cabinet on

[4]	Queensland Treasury estimates.

Budget Strategy and Outlook 2026-27

30 January 2026. The funding model provides for annual Federal Government cap increases of 10.25% in 2026-27 and 8.0% in 2027-28 to 2030-31.

In 2026-27, National Health Reform funding, which accounts for 34.9% of the total payments for specific purposes, is estimated to increase by $1.229 billion (16.3%)5.

Queensland Government projections of National Health Reform funding differ from those in the 2026-27 Federal Budget. Federal Government projections represent cash payments made in the financial year (rather than the entitlement amount for the financial year) and include adjustments for services delivered in prior years.

Actual National Health Reform payments also vary from the Federal Budget as they are based on actual public hospital activity delivered each year.

Better and Fairer Schools funding, which accounts for around 31.7% of total payments for specific purposes, is estimated to increase by $317 million (4.1%) to $7.976 billion in 2026-27. This comprises $2.877 billion (excluding GST) for state schools and $5.099 billion (including GST) for non-state schools in 2026-27.

National Partnership payments (including DRFA) account for 30.0% of the total payments for specific purposes in 2026-27 and are estimated to increase by $522 million (7.4%) from 2025-26 to 2026-27. A significant proportion of National Partnership payments in 2026-27 is allocated to infrastructure and DRFA payments (refer to Chart 6.2).

The estimated increase in National Partnership payments in 2026-27 primarily reflects:

•	significant DRFA payment in 2026-27 associated with 2025 disaster events

•	anticipated payments for road and rail infrastructure under the Land Transport Infrastructure Projects Agreement

•	the program for delivery of venues for the 2032 Olympic and Paralympic Games.

Other Federal Government grants include payments direct to Queensland Government agencies for Federal Government own-purpose expenditure.

In 2026-27, Queensland expects to receive $651 million in other Federal Government grants, $796 million (55%) less than in 2025-26. The significant decrease is mainly due to the Federal Government’s bring forward of financial assistance to local governments from 2026-27 to 2025-26.

[5]

Per the terms of the 2026-2031 Addendum to the NHRA, the estimated increase for 2026-27 is 10.25% when accounting for $414 million provided by the Federal Government in 2025-26 under a separate bilateral funding schedule as part of the interim NHRA funding arrangements.

Budget Strategy and Outlook 2026-27

Chart 6.2	National Partnership Payments by sector, 2026-27[1]

Note:

1.	Excludes Federal Government funding to local government and payments direct to Queensland Government agencies for Federal Government own-purpose expenditure.

Sources: 2026-27 Federal Budget Paper No. 3 and Queensland Treasury estimates.

Box 6.2	Proposed changes to Disaster Recovery Funding Arrangements

The Federal Government has proposed a Disaster Recovery Funding Framework to replace the Disaster Recovery Funding Arrangements (DRFA), which would materially reduce federal support for disaster recovery in Queensland by introducing a blanket 50:50 cost-sharing arrangement for eligible expenditure. This compares to current arrangements under which the Federal Government contributes up to 75% across the disaster recovery program and is consistent with a broader reduction in Federal Government support for Queensland.

This would increase the share of recovery costs borne by the state and local governments and weaken Queensland’s capacity to fund the timely restoration of essential public infrastructure following natural disasters.

Given Queensland’s exposure to frequent and severe disaster events, the proposed change would impose significant and ongoing fiscal pressure on disaster recovery budgets across the state.

Budget Strategy and Outlook 2026-27

The proposed revised funding model, following from a review of the DRFA released on 25 October 2024 (the ‘Colvin Review’), would shift a greater proportion of recovery costs onto councils, including those with limited revenue bases and high exposure to recurrent disaster damage. This would intensify financial pressures on local governments, constrain the delivery of reconstruction activity and increase the likelihood of deferred repairs to damaged roads, bridges and community assets, particularly in regional and remote areas. In practice, these costs would need to be absorbed through expenditure reprioritisation, reduced service capacity or increased reliance on local revenue.

The proposed changes reportedly simplify administrative arrangements, but result in a material reduction in federal financial support available to Queensland. This would reduce the resilience of the state’s disaster recovery arrangements and transfer a greater share of disaster risk to Queensland communities.

6.3.1	Projections of payments for specific purposes to Queensland

Across the forward estimates, total payments for specific purposes (including DRFA) are expected to increase slightly, with average growth of approximately 1.4% per annum between 2026-27 and 2029-30. DRFA payments are event-driven and do not indicate trends in Federal transfers. When DRFA payments are excluded from the calculation, the average growth of total payments for specific purposes is expected to be 5.7% per annum between 2026-27 and 2029-30. National Health Reform funding is expected to grow by an average of 8% per annum over the forward estimates in line with the Federal Government’s funding cap under the new NHRA funding model.

Growth in Better and Fairer Schools funding for Queensland is expected to average 4.3% per annum between 2026-27 and 2029-30 in line with enrolment changes, increased funding per student and legislated Federal Government funding shares. Queensland is expecting to receive $12.118 billion (excluding GST) for state schools and $21.895 billion (including GST) for non-government schools from 2026-27 to 2029-30.

DRFA payments of $3.860 billion estimated from 2026-27 to 2027-28 are primarily for disaster events in 2025 and 2026.

6.3.2	Expiring agreements

The Federal Government provides time-limited funding to states through National Partnership payments to support the delivery of specific projects, facilitate reforms or reward states that deliver on nominated reforms or service delivery improvements.

Budget Strategy and Outlook 2026-27

There are 11 agreements6 expected to expire in 2025-26. In the 2026-27 Federal Budget, the Federal Government allocated funding beyond 2025-26 for three expiring agreements, including agreements for Public Dental Services for Adults, Yellow Crazy Ant Control and Access to HIV treatment for people who are not eligible for Medicare.

The Queensland Government continues to advocate for the extension of the Comprehensive Palliative Care in Aged Care agreement as part of ongoing negotiations related to broader health and aged care reforms. The 2026-27 Federal Budget did not allocate funding beyond 2025-26.

Funding has not been extended for seven expiring agreements due to the intended short-term nature of the programs, such as the agreement for Addressing Protection Visa Backlogs, or following completion of the project, such as the agreement for Protecting Our Communities (Disaster Resilience) Program.

6.4	State-local government financial relations

The Queensland Government has committed to rebuilding and strengthening the relationship between state and local government by signing the Equal Partners in Government agreement in March 2025. This agreement recognises the importance of local governments and the shared desire to improve outcomes for all Queenslanders.

The Government has continued its commitment to empowering local governments through the Local Government Red Tape Reduction Taskforce and Local Government Depreciation Taskforce.

In March 2026, the Queensland Parliament passed the Local Government (Empowering Councils) and Other Legislation Amendment Act 2026, the first phase of legislative reform to reduce red tape and empower local governments and to provide the resources and framework needed to deliver for their communities.

Financial sustainability remains a key issue for local governments, particularly regional and remote communities. The Government has been advocating for an increased allocation of Financial Assistance Grants to local governments as many of them are reliant on these grants to fund essential services.

The Government made a submission to the Federal Parliamentary Inquiry into Local Government Funding and Fiscal Sustainability, emphasising the need for Queensland

[6]	Includes any expiring schedules to Federation Funding Agreements.

Budget Strategy and Outlook 2026-27

communities to receive increased funding through Financial Assistance Grants, particularly Queensland’s Indigenous Councils, which cannot levy rates.

In recognition of the financial sustainability challenges faced by Queensland’s Indigenous Councils, the 2026-27 Budget includes an additional $40.5 million over two years for these local governments. This funding will support these local governments to deliver services for their communities.

The Government continues to support local government financial sustainability and infrastructure delivery through investments from the $2 billion Residential Activation Fund for trunk infrastructure such as road, water and sewerage upgrades, which unlock land for new homes sooner. More than half of this funding is dedicated to fast-tracking residential developments located in regional, rural and remote areas, outside of South East Queensland.

This is in addition to the Works for Queensland program which the Queensland Government has made permanent, providing $100 million in ongoing annual funding certainty to ensure regional Queensland councils can deliver local projects that create jobs and deliver better infrastructure and services.

The proposed changes to natural disaster funding arrangements by the Federal Government threaten the financial viability of many regional and rural local governments across Queensland. If the proposed changes are enacted, local governments may be forced to increase rates to recoup costs, while some smaller councils may not be financially viable.

Nearly all local governments in Queensland have been impacted by natural disasters since the beginning of 2026. The Government will continue to work closely with affected local governments to ensure the right targeted support is provided to assist with recovery needs.

Budget Strategy and Outlook 2026-27

7	Public Non-financial Corporations Sector

Features

•	Entities in the Public Non-financial Corporations (PNFC) Sector provide essential services to communities across Queensland for electricity, bulk water supply, rail and port services.

•

The Queensland Government is committed to efficient, safe, affordable and reliable service delivery for Queenslanders. Businesses are expected to improve performance by maximising value from existing assets and delivering investments on time and on budget.

•

The PNFC Sector is estimated to achieve earnings before interest and tax (EBIT) of $3.081 billion in 2026-27, increasing to $4.314 billion in 2029-30, while returning total dividends and tax equivalent payments of $4.505 billion over four years to 2029-30.

•	Borrowings to 2029-30 primarily reflect capital requirements to deliver critical energy investments, transform the rail network and ensure water security across the state.

•

In 2026-27, state-owned energy businesses are investing over $5 billion across the energy supply chain to deliver the Energy Roadmap and affordable, reliable and sustainable energy for Queenslanders. The Roadmap is putting downward pressure on energy prices, with lower power bills for households and small businesses in 2026-27.

•	The Electricity Maintenance Guarantee is supporting $1.8 billion of investment over the five years to 2030-31 to properly maintain state-owned power plants.

•	In the transport sector, investments will support reconfiguration of the South East Queensland rail network and port projects to expand capacity, support trade, and drive economic growth.

7.1	Context

The PNFC Sector provides vital services to Queenslanders such as electricity supply and distribution, water supply, rail and port services. This includes Queensland GOCs under the Government Owned Corporations Act 1993 (GOC Act), commercialised statutory entities such

Budget Strategy and Outlook 2026-27

as Queensland Rail, Seqwater, local water boards, and other public corporations (including Queensland Hydro and Stadiums Queensland).

GOC boards are responsible and accountable to shareholding Ministers for financial and operational performance, and must operate commercially and efficiently. These requirements are legislated under the GOC Act, with similar provisions in enabling legislation for other entities.

Entities incur costs and bear commercial risks in service delivery, and target a commercial rate of return to sustain operations. Returns from the PNFC Sector support consolidated revenue and government service delivery, including critical infrastructure. The commercial nature of entities ensures debt servicing is self-supported and net worth continues to grow over the four years to 2029-30.

Table 7.1	Key financial aggregates[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Revenue	17,977	18,364	18,391	19,082	19,303	20,091	21,233
Expenses	17,369	17,618	17,902	18,647	18,958	19,698	20,544
EBIT[2]	2,821	3,387	2,963	3,081	3,263	3,724	4,314
PNFA[3]	7,878	9,207	7,804	7,856	7,867	7,135	6,375
Assets	90,843	94,792	95,318	100,932	107,531	113,344	117,857
Borrowings	50,588	52,367	52,555	54,589	58,323	60,225	61,631

Notes:

1.	Numbers may not add due to rounding.
2.	EBIT reflects the commercial nature of the sector. Net operating balance is reported in Chapter 8.
3.	PNFA: Purchases of non-financial assets.

7.1.1	Electricity networks

Queensland’s two electricity network businesses are responsible for transporting electricity to consumers across the state.

•	Powerlink Queensland (Queensland Electricity Transmission Corporation) owns and operates the electricity transmission network in Queensland.

•	Energy Queensland Limited owns and operates the low-voltage distribution network connecting to households and businesses.

Revenues are largely derived from services regulated by the Australian Energy Regulator.

Budget Strategy and Outlook 2026-27

Box 7.1	Energy Roadmap and lower power bills

Delivering affordable, reliable and sustainable energy

The Queensland Energy Roadmap, released in October 2025, is a pragmatic plan for the state’s energy system focused on the investment and market outlook to 2030 and beyond, providing certainty for investors, industry, communities and consumers.

Central to the Roadmap is a focus on leveraging existing assets to put downward pressure on prices, optimising investments to respect taxpayer funds, and boosting private sector investment in new assets to ease pressure on the State’s balance sheet.

In 2026-27, Queensland’s state-owned energy businesses are investing over $5 billion across the energy supply chain — transmission, distribution and generation — to improve Queensland’s energy assets while building what is needed for the future.

Investing in existing assets
Network businesses are investing $2.1 billion in 2026-27 to maintain and extend the state’s transmission and distribution network, ensuring the right investments are made at the right time.
The Electricity Maintenance Guarantee is supporting $1.8 billion of investment over the next five years in existing state-owned power plants. This investment ensures state-owned coal assets can continue to operate as long as needed in Queensland’s energy system and supported by the market.

Expanding firming capacity
QIC has commenced the Central Queensland Gas Power Tender, which will deliver 400 megawatts (MW) of new gas-fired generation capacity by 2032 to support long-term grid security and reliability.
Generator GOCs are progressing new gas assets, including the Brigalow Gas Peaker at Kogan Creek (a partnership between CS Energy and APA), Stanwell’s Lockyer Energy Project and CleanCo’s investigation of a new gas turbine at Swanbank.

Supporting private sector investment
The QIC Investor Gateway is matching investors and developers to drive new investment in more than 1,700 MW of capacity, in partnership with GOCs. This includes the 228 MW Boulder Creek and 285 MW Lotus Creek wind farms and 400 MW Brigalow Gas Peaker with CS Energy.
Through the $200 million North West Energy Fund and $400 million Queensland Energy Investment Fund, QIC is facilitating private sector capital into local generation and storage assets, including at Julia Creek and Dugald River Mine.

Progressing pumped hydro energy storage
In 2026-27, Queensland Hydro will invest $324 million to continue early works and progress Borumba Pumped Hydro Energy Storage as part of a joint energy and water security project, subject to ongoing assessment through the QIC Review.

Budget Strategy and Outlook 2026-27

QIC is also leading the continued investigation of smaller, more manageable pumped hydro projects and private sector engagement on behalf of the State. Following the first stage of the review, QIC is progressing further investigations in relation to the Capricornia Pumped Hydro project.

Delivering major network infrastructure
The Government is delivering CopperString with a record capital investment of $3.2 billion, including $420 million in 2026-27, demonstrating the Government’s commitment to ensure the Eastern Link of CopperString reaches commercial operations by 2032.

In 2026-27, Powerlink will invest $501 million to commence construction on the Gladstone Project to reinforce the energy grid in Central Queensland, supporting system security and reliability.

7.1.2	Electricity generation

Queensland owns three electricity generation GOCs (Stanwell, CS Energy and CleanCo), with existing baseload capacity, and new generation and firming assets:

•

Stanwell supplies around 30% of Queensland’s electricity, with an owned and contracted portfolio of coal, firming and renewable energy assets. Stanwell is delivering the 300 MW Stanwell Battery and progressing the Lockyer Energy Project through the QIC Investor Gateway.

•

CS Energy supplies around one quarter of Queensland’s electricity, with an owned and contracted portfolio of coal, firming and renewable energy assets. CS Energy is constructing the 400 MW Brigalow Gas Peaker in partnership with APA Group, while continuing to underpin development of the Boulder Creek and Lotus Creek wind farms.

•

CleanCo owns and operates a portfolio of low and no emissions assets, with additional contracted renewable energy across Queensland. Through the QIC Investor Gateway, CleanCo is investigating a new gas peaker at the Swanbank Energy Precinct.

All GOCs offer retail services to large commercial and industrial customers, with CS Energy also supplying residential and small business customers in South East Queensland through a joint venture with Alinta Energy.

Box 7.2	Energy security

The Queensland Government is enhancing energy security and customer outcomes through coordinated action to ensure reliability of electricity generation, improved network connections, and sustained fuel supply investment across the PNFC Sector.

In 2026-27, the Electricity Maintenance Guarantee will continue to deliver an investment, performance and accountability framework for asset maintenance on state-owned power

Budget Strategy and Outlook 2026-27

plants. Over the next five years, Stanwell, CS Energy and CleanCo will invest $1.8 billion in existing assets, ensuring they operate effectively and place downward pressure on prices.

This builds on an investment of almost $400 million in 2025-26, including four major overhauls at Callide C, Tarong and Wivenhoe Power Stations. In 2026-27, the Guarantee will support a further $524 million of investment into existing state-owned generation assets.

GOCs are accountable for asset maintenance and performance, including key performance indicators (KPIs) in respect of maintenance investment, personal safety, process safety and plant performance. Building on strong performance in 2024-25, all generators achieved summer availability targets in 2025-26, with actual performance exceeding 90% on average.

The Connections Guarantee for electricity network GOCs — Powerlink and Energy Queensland — is a key deliverable under the Energy Roadmap. Supported by a $418 million investment in 2026-27, the Connections Guarantee will strengthen public accountability by embedding clear KPIs and transparent reporting on how network GOCs engage with the private sector and deliver timely, efficient connection services.

Queensland’s state-owned energy, ports, water, and rail businesses will also continue investing to support fuel security, with over $100 million in 2026-27 for diesel and petroleum to ensure affordable and reliable service delivery for Queenslanders.

7.1.3	Rail

Queensland Rail is a state-owned rail operator, responsible for delivery of passenger transport in South East Queensland, long distance passenger services in rural and regional Queensland, and third-party access to networks for freight transport across the state.

Rail services are delivered under the Rail Transport Services Contract with the Government, which sets funding for rail infrastructure and passenger services in South East Queensland (CityTrain) and regional Queensland (TravelTrain). Queensland Rail is also supporting works associated with Cross River Rail and Department of Transport and Main Roads rail projects.

7.1.4	Ports

Queensland has a large network of coastline ports owned and operated by GOCs. Gladstone Ports Corporation, North Queensland Bulk Ports Corporation, Port of Townsville Limited, and Far North Queensland Ports Corporation Limited (trading as Ports North) manage assets ranging from small community facilities to large, world class multi-user and multi-cargo ports.

Budget Strategy and Outlook 2026-27

7.1.5	Water

Queensland’s largest entities in the bulk water supply industry are Queensland Bulk Water Supply Authority (trading as Seqwater) and Sunwater. Seqwater is responsible for supplying bulk drinking water to over three million people across South East Queensland, while Sunwater supplies untreated bulk water to around 5,000 regional industrial, mining, urban and irrigation customers. The PNFC Sector also includes the Gladstone Area Water Board and Mount Isa Water Board.

7.1.6	Other

Queensland Hydro

Queensland Hydro is investing $324 million in 2026-27 to support early works and progress of Borumba Pumped Hydro Energy Storage (PHES) as part of a joint energy and water security project, subject to ongoing QIC assessment. QIC’s coordinated PHES review is ensuring state investments are progressed in a way that is affordable, deliverable and aligned to energy system needs.

CopperString

QIC is delivering CopperString with major construction on the Eastern Link commencing by 2028 and commercial operations by 2032, subject to approvals. At the same time, enabling works will begin on the Western Link in 2026-27, supported by the $200 million North West Energy Fund in partnership with the private sector.

Stadiums Queensland

Stadiums Queensland is a statutory body which manages, develops, operates and promotes the use of the state’s major sport, entertainment, high performance and recreation facilities. Stadiums Queensland currently owns nine venues across its diverse portfolio.

7.2	Finances and performance

7.2.1	Earnings before interest and tax

PNFC Sector EBIT is expected to increase to $4.314 billion in 2029-30, with:

•	electricity network sector EBIT increasing to $2.627 billion in 2029-30, associated with expected regulated rate of return, revenue and expenditure movements

Budget Strategy and Outlook 2026-27

•	electricity generation sector EBIT totalling $636 million in 2029-30, reflecting increased generation and output, offset by lower wholesale energy prices and volatility

•	rail sector EBIT trending lower over the next four years, reflecting Cross River Rail and other new major rail assets commencing operation

•	port sector EBIT increasing to $375 million in 2029-30, reflecting long-term customer revenue contracts and the commercial operation of port assets

•	water sector EBIT trending higher over the next four years in line with forecast water demand, with a fall in 2027-28 reflecting the Government’s policy on recovery of dam improvement costs

•	‘other’ sector EBIT reflects Stadiums Queensland venue operations, which supports major events, and early works expenditure for Queensland Hydro to progress the Borumba PHES project.

Table 7.2	Earnings before interest and tax[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	1,142	1,412	1,228	1,578	1,866	2,315	2,627
Electricity generation	681	806	765	296	269	364	636
Rail	499	593	500	507	451	313	273
Ports	328	313	304	329	327	370	375
Water	517	354	447	483	467	486	536
Other[2]	(345)	(92)	(282)	(113)	(117)	(124)	(135)
Total PNFC Sector	2,821	3,387	2,963	3,081	3,263	3,724	4,314

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

7.2.2	Borrowings

PNFC Sector entities use debt financing as a source of funds for asset renewal and capital investments, and to maintain an optimal capital structure. Borrowings also include derivative liabilities associated with hedging activities undertaken by GOCs.

Asset values are a relevant factor in considering borrowings, with PNFC Sector entities borrowing around 54% of their asset values in 2026-27 (on average). PNFC Sector borrowings are expected to increase to $61.631 billion in 2029-30, with:

Budget Strategy and Outlook 2026-27

•	electricity network sector borrowings increasing in line with capital expenditure commitments across critical infrastructure for system reliability, including the Gladstone Project

•	electricity generation sector borrowings remain steady through to 2029-30 as entities invest in existing assets and manage debt balances

•	rail sector borrowings increasing to support the delivery of major South East Queensland growth projects such as Cross River Rail and regional asset maintenance plans

•	ports sector borrowings remaining steady to 2029-30 as entities complete major projects to support operations and trade growth, and manage debt balances

•	water sector borrowings increasing to meet requirements for asset renewal and ongoing investment in water security and dam safety projects

•	‘other’ sector borrowings increasing to support early works for the Borumba PHES project, subject to the outcomes of the QIC coordinated PHES review.

Table 7.3	Borrowings and total assets[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	28,659	29,883	29,522	31,165	32,482	33,235	33,924
Electricity generation	5,128	4,188	5,599	4,574	4,990	4,758	3,585
Rail	5,884	6,600	6,076	6,868	7,932	8,380	8,644
Ports	1,161	1,162	1,214	1,197	1,189	1,192	1,178
Water	9,417	9,696	9,569	9,900	10,411	10,765	10,969
Other[2]	339	838	576	885	1,318	1,895	3,332
Total PNFC Sector	50,588	52,367	52,555	54,589	58,323	60,225	61,631
Total Assets	90,843	94,792	95,318	100,932	107,531	113,344	117,857

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

7.2.3	Returns to government

Dividends

Dividends generated by the PNFC Sector form part of consolidated revenue used to fund a range of government services, including investment in critical infrastructure. Cumulative dividends across the PNFC Sector are forecast at $3.267 billion over the four years to 2029-30, with:

Budget Strategy and Outlook 2026-27

•	electricity network sector dividends increasing to $518 million in 2029-30, consistent with earnings growth over the next four years

•	electricity generation sector delivering stable dividends in line with earnings and market conditions

•	rail sector dividends declining over the next four years, reflecting increased investment to bring major new assets into operation

•	port sector dividends increasing to $206 million in 2029-30 driven by stronger revenue growth associated with long-term contracts and new capital expansions

•	water sector dividends relatively stable, reflecting forecast demand for water in South East Queensland and Government policy regarding recovery of dam improvement costs.

Table 7.4	Dividends[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	103	37	30	51	166	388	518
Electricity generation	336	504	211	144	127	145	279
Rail	192	312	284	206	197	—	—
Ports	158	175	163	184	177	208	206
Water	87	55	59	55	74	71	73
Total PNFC Sector	875	1,083	748	639	740	812	1,076

Note:

1.	Numbers may not add due to rounding.

Tax equivalent payments

Tax equivalent payments are paid by PNFC Sector entities to ensure a uniform application of income tax laws between GOCs and the private sector. Tax equivalent payments are expected to increase to $439 million in 2029-30. Sector level movements are mostly consistent with EBIT.

Budget Strategy and Outlook 2026-27

Table 7.5	Tax equivalent payments[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	47	6	—	8	15	167	246
Electricity generation	115	224	121	35	34	55	38
Rail	49	190	70	91	33	27	34
Ports	77	89	89	95	90	102	103
Water	58	3	4	14	16	16	18
Other[2]	1	1	1	—	1	1	1
Total PNFC Sector	348	512	284	244	188	367	439

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

Competitive neutrality fees

The competitive neutrality fee is applied to a GOC’s cost of debt to neutralise any advantage of government ownership related to the ability to borrow funds at a lower rate than private sector competitors. Changes generally reflect movements in borrowings, interest rate spreads and the entity’s credit rating. Competitive neutrality fee payments are expected to decline and then stabilise.

Table 7.6	Competitive neutrality fee payments[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	140	133	122	99	72	57	58
Electricity generation	37	16	30	25	27	26	24
Rail	39	32	37	30	35	48	50
Ports	8	8	8	8	9	9	9
Water	6	5	5	4	4	4	4
Total PNFC Sector	231	194	200	166	147	143	145

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

7.2.4	Community service obligation and rail transport payments

Community Service Obligation (CSO) payments are used to subsidise particular services.

The CSO payment to Energy Queensland Limited under the Uniform Tariff Policy subsidises the higher cost of operating in regional Queensland so all customers, regardless of location, pay a similar price for electricity. The CSO payment is forecast at $851 million by 2029-30, reflecting lower retail electricity prices.

Rail Transport Services Contract payments to Queensland Rail subsidise rail passenger services in South East Queensland, and uncommercial prices for travel and tourism markets. Rail Transport Services Contract payments are expected to increase to $2.922 billion in 2029-30, reflecting growth, maintenance and safety of the rail network.

Seqwater and Sunwater own and operate water supply schemes, where irrigation prices for some schemes are set below supply cost levels and for which CSOs are paid.

Table 7.7	Community service obligation payments and transport service contracts[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est. Act. $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Electricity networks	653	603	659	736	770	809	851
Rail	2,540	2,838	2,828	2,783	2,881	2,915	2,922
Water	22	18	19	18	6	5	4
Total PNFC Sector	3,215	3,459	3,507	3,537	3,656	3,729	3,777

Note:

1.	Numbers may not add due to rounding.

7.2.5	Equity movements

Corporations may apply different target capital structures to optimise value and support business operations. Equity movements account for changes in contributed equity and special dividends.

The Government provides new equity to support state-owned businesses to invest in critical infrastructure projects across the state. Over the four years to 2029-30:

•	electricity network sector movements reflect funding for local network batteries

•	rail sector movements reflect Cross River Rail and other significant rail capital projects

•	ports sector movements reflect investment in major port infrastructure projects, including Ports North’s Cairns Marine Precinct Common User Facility

Budget Strategy and Outlook 2026-27

•	water sector movements reflect the Government’s commitments to key projects including Paradise Dam and the Barlil and Cooranga weirs

•	‘other’ sector movements relate to investment in the Borumba PHES project, CopperString and state-owned Olympic venues.

Changes from the 2025-26 Budget include reprofiling for major projects based on updated delivery timeframes and project reviews.

Table 7.8	Equity movements[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est. Act. $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Electricity networks	395	409	18	36	—	—	—
Electricity generation	1,576	315	186	—	—	—	—
Rail	442	962	825	1,258	308	769	111
Ports	114	38	—	20	30	160	123
Water	318	59	(4)	43	323	—	—
Other[2]	21	190	323	1,661	1,666	2,123	1,743
Total PNFC Sector	2,866	1,972	1,347	3,018	2,327	3,052	1,977

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

Budget Strategy and Outlook 2026-27

8	Uniform Presentation Framework

8.1	Context

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) first agreed to at the Premiers’ conference in 1991.

The UPF has been reviewed a number of times, more significantly following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements. The UPF was reviewed more recently in February 2019 following the 2015 update to the Australian GFS framework.

In addition, this chapter provides:

•	a time series for the General Government Sector using the revised UPF

•	background information on the revised UPF and disclosure of differences arising from it, including the conceptual basis and sector definitions, along with a list of reporting entities.

8.2	Uniform Presentation Framework financial information

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on the harmonised basis for the General Government Sector, Public Non-financial Corporations (PNFC) Sector and Non-financial Public Sector.

Budgeted financial information for the Public Financial Corporations Sector is not required by the UPF.

Budget Strategy and Outlook 2026-27

Table 8.1	General Government Sector Operating Statement[1]

	2024-25 Outcome $ million	2025-26 Budget $ million	2025-26 Est.Actual $ million	2026-27 Budget $ million	2027-28 Projection $ million	2028-29 Projection $ million	2029-30 Projection $ million
Revenue from Transactions
Taxation revenue	25,033	26,907	28,474	29,676	31,775	33,924	35,966
Grants revenue	41,258	40,990	41,864	45,747	49,081	51,162	53,607
Sales of goods and services	7,590	8,057	7,899	8,116	8,664	8,257	8,365
Interest income	3,773	3,474	3,539	3,621	3,514	3,475	3,439
Dividend and income tax equivalent income	1,407	1,794	1,254	1,085	1,140	1,406	1,745
Other revenue	9,904	10,114	8,988	11,426	10,180	9,611	9,189
Total Revenue from Transactions	88,966	91,337	92,018	99,671	104,354	107,835	112,311

Less Expenses from Transactions
Employee expenses	36,147	37,964	38,433	40,510	41,673	42,983	44,216
Superannuation expenses
Superannuation interest cost	825	791	699	767	717	643	569
Other superannuation expenses	4,365	4,650	4,645	4,827	4,936	5,008	5,023
Other operating expenses	25,961	27,339	27,344	27,716	27,825	28,407	28,524
Depreciation and amortisation	5,890	6,447	6,258	6,938	7,475	7,970	8,627
Other interest expenses	2,594	3,501	3,357	4,464	5,623	6,758	7,705
Grants expenses	17,611	19,226	20,126	20,624	19,395	18,061	17,028
Total Expenses from Transactions	93,393	99,918	100,863	105,847	107,645	109,831	111,692

Equals Net Operating Balance	(4,428)	(8,581)	(8,845)	(6,176)	(3,291)	(1,996)	619

Plus Other economic flows—included in operating result	4,024	(589)	2,158	(197)	(384)	(556)	(492)

Equals Operating Result	(404)	(9,170)	(6,687)	(6,373)	(3,675)	(2,552)	126

Other Economic Flows—Other Movements in Equity
Plus Other economic flows—other movements in equity	24,684	3,728	4,939	3,045	2,735	3,247	3,643

Equals Comprehensive Result — Total Change In Net Worth	24,280	(5,441)	(1,747)	(3,328)	(940)	695	3,769

KEY FISCAL AGGREGATES

Net Operating Balance	(4,428)	(8,581)	(8,845)	(6,176)	(3,291)	(1,996)	619

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	11,322	14,639	12,450	15,479	19,121	20,296	20,014
Less Sales of non-financial assets	83	170	130	195	164	164	164
Less Depreciation	5,890	6,447	6,258	6,938	7,475	7,970	8,627
Plus Change in inventories	(17)	164	244	80	80	(17)	(55)
Plus Other movements in non-financial assets	1,359	866	1,746	652	182	209	187
Equals Total Net Acquisition of Non-financial Assets	6,691	9,052	8,052	9,078	11,744	12,353	11,355
Equals Fiscal Balance	(11,119)	(17,632)	(16,897)	(15,254)	(15,035)	(14,349)	(10,736)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.2	Public Non-financial Corporations Sector Operating Statement[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Revenue from Transactions
Grants revenue	863	817	875	952	973	1,017	1,065
Sales of goods and services	16,338	17,013	16,680	17,546	17,869	18,563	19,609
Interest income	311	176	271	262	268	277	290
Other revenue	465	359	564	321	193	233	268
Total Revenue from Transactions	17,977	18,364	18,391	19,082	19,303	20,091	21,233

Less Expenses from Transactions
Employee expenses	3,521	3,525	3,499	3,505	3,582	3,617	3,651
Superannuation expenses
Superannuation interest cost	(11)	—	—	—	—	—	—
Other superannuation expenses	486	511	552	572	594	591	604
Other operating expenses	7,871	7,353	7,794	8,050	7,792	7,665	7,971
Depreciation and amortisation	3,014	3,330	3,333	3,667	3,917	4,284	4,504
Other interest expenses	2,088	2,359	2,413	2,581	2,854	3,144	3,344
Grants expenses	24	24	22	23	23	23	23
Other property expenses	376	517	289	249	194	373	445
Total Expenses from Transactions	17,369	17,618	17,902	18,647	18,958	19,698	20,544

Equals Net Operating Balance	608	746	489	435	345	394	689

Plus Other economic flows—included in operating result	(484)	(188)	(266)	(235)	(237)	(147)	(166)

Equals Operating Result	124	558	223	201	108	247	523

Other Economic Flows—Other Movements in Equity
Plus Other economic flows—other movements in equity	2,887	1,855	2,044	3,113	2,333	3,089	1,831

Equals Comprehensive Result—Total Change In Net Worth	3,011	2,413	2,267	3,314	2,441	3,336	2,354

KEY FISCAL AGGREGATES

Net Operating Balance	608	746	489	435	345	394	689

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	7,878	9,207	7,804	7,856	7,866	7,135	6,374
Less Sales of non-financial assets	30	26	97	1,147	—	1	—
Less Depreciation	3,014	3,330	3,333	3,667	3,917	4,284	4,504
Plus Change in inventories	96	124	185	94	4	22	31
Plus Other movements in non-financial assets	200	89	96	107	783	209	86
Equals Total Net Acquisition of Non-financial Assets	5,131	6,064	4,656	3,243	4,737	3,082	1,988
Equals Fiscal Balance	(4,522)	(5,318)	(4,167)	(2,807)	(4,392)	(2,688)	(1,299)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.3	Non-financial Public Sector Operating Statement[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Revenue from Transactions
Taxation revenue	24,519	26,453	28,028	29,251	31,361	33,513	35,552
Grants revenue	41,284	41,059	41,939	45,833	49,172	51,258	53,709
Sales of goods and services	20,129	20,869	20,583	21,525	21,577	23,146	24,423
Interest income	3,930	3,584	3,723	3,836	3,740	3,712	3,691
Dividend and income tax equivalent income	184	199	225	203	212	227	229
Other revenue	10,344	10,473	9,551	11,747	10,372	9,843	9,457
Total Revenue from Transactions	100,392	102,638	104,049	112,395	116,435	121,700	127,061

Less Expenses from Transactions
Employee expenses	39,425	41,247	41,705	43,774	45,008	46,351	47,617
Superannuation expenses
Superannuation interest cost	814	791	699	767	717	643	569
Other superannuation expenses	4,851	5,161	5,197	5,399	5,531	5,599	5,627
Other operating expenses	29,997	30,477	31,129	31,615	30,648	32,384	32,930
Depreciation and amortisation	8,904	9,777	9,591	10,605	11,392	12,255	13,131
Other interest expenses	4,297	5,601	5,482	6,832	8,288	9,719	10,866
Grants expenses	16,799	18,501	19,348	19,782	18,537	17,163	16,089
Total Expenses from Transactions	105,086	111,555	113,151	118,774	120,120	124,114	126,829

Equals Net Operating Balance	(4,695)	(8,917)	(9,103)	(6,379)	(3,686)	(2,414)	232

Plus Other economic flows—included in operating result	3,539	(777)	1,892	(431)	(621)	(703)	(658)

Equals Operating Result	(1,155)	(9,694)	(7,211)	(6,811)	(4,307)	(3,117)	(426)

Other Economic Flows—Other Movements in Equity
Plus Other economic flows—other movements in equity	25,435	4,253	5,462	3,482	3,365	3,810	4,194

Equals Comprehensive Result—Total Change In Net Worth	24,280	(5,441)	(1,749)	(3,329)	(941)	694	3,768

KEY FISCAL AGGREGATES

Net Operating Balance	(4,695)	(8,917)	(9,103)	(6,379)	(3,686)	(2,414)	232

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	19,268	23,837	20,231	23,437	27,137	27,248	26,327
Less Sales of non-financial assets	163	196	227	1,342	164	165	163
Less Depreciation	8,904	9,777	9,591	10,605	11,392	12,255	13,131
Plus Change in inventories	79	288	429	174	85	5	(24)
Plus Other movements in non-financial assets	1,559	955	1,843	758	965	418	273
Equals Total Net Acquisition of Non-financial Assets	11,839	15,107	12,685	12,422	16,630	15,252	13,281
Equals Fiscal Balance	(16,534)	(24,024)	(21,787)	(18,801)	(20,316)	(17,665)	(13,049)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.4	General Government Sector balance sheet[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Assets
Financial Assets
Cash and deposits	2,552	1,426	1,761	1,771	1,728	1,699	1,567
Advances paid	1,052	1,298	1,012	1,358	1,263	1,152	1,065
Investments, loans and placements	56,164	52,222	55,471	54,885	54,483	54,109	55,139
Receivables	5,264	4,896	5,543	5,530	5,851	5,987	6,458
Equity
Investments in other public sector entities	31,254	33,140	33,521	36,835	39,276	42,612	44,965
Investments—other	277	202	278	278	278	278	278
Total Financial Assets	96,563	93,185	97,585	100,656	102,879	105,837	109,473

Non-financial Assets
Land and other fixed assets	378,867	371,561	388,939	399,301	413,563	427,673	440,944
Other non-financial assets	7,585	8,032	8,375	8,647	9,056	9,390	9,708
Total Non-financial Assets	386,452	379,593	397,313	407,948	422,619	437,064	450,653

Total Assets	483,015	472,778	494,899	508,604	525,497	542,901	560,126

Liabilities
Payables	6,849	6,362	7,049	7,233	7,544	7,527	7,770
Superannuation liability	18,821	18,806	16,416	15,586	15,104	14,479	13,919
Other employee benefits	11,065	11,356	11,294	11,273	12,185	13,013	13,822
Advances received	3,630	1,269	1,856	1,301	1,132	1,027	980
Borrowing[2]	72,864	95,480	89,828	108,042	125,365	141,914	154,848
Other liabilities	14,360	14,561	14,776	14,818	14,757	14,834	14,911
Total Liabilities	127,588	147,835	141,219	158,253	176,086	192,794	206,250

Net Worth	355,427	324,943	353,680	350,352	349,412	350,107	353,876

Net Financial Worth	(31,025)	(54,649)	(43,634)	(57,596)	(73,207)	(86,957)	(96,777)
Net Financial Liabilities	62,279	87,790	77,154	94,431	112,483	129,569	141,742
Net Debt	16,727	41,803	33,440	51,329	69,024	85,980	98,057
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	64,708	88,128	82,650	101,057	118,587	135,133	148,501
Leases and other similar arrangements	8,100	7,288	7,122	6,929	6,721	6,724	6,291
Securities and derivatives	57	64	56	56	56	56	56

	72,864	95,480	89,828	108,042	125,365	141,914	154,848

Budget Strategy and Outlook 2026-27

Table 8.5	Public Non-financial Corporations Sector balance sheet[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Assets
Financial Assets
Cash and deposits	1,557	1,129	996	1,108	1,378	1,353	1,235
Advances paid	3,433	1,117	1,695	1,180	1,052	986	977
Investments, loans and placements	2,014	1,615	2,249	1,776	1,517	1,436	1,391
Receivables	3,312	2,989	2,840	3,116	3,235	3,287	3,461
Equity
Investments — other	—	26	—	—	—	—	—
Total Financial Assets	10,316	6,876	7,780	7,181	7,182	7,062	7,064

Non-financial Assets
Land and other fixed assets	78,583	85,906	85,120	91,235	97,719	103,480	107,941
Other non-financial assets	1,944	2,010	2,418	2,516	2,630	2,802	2,852
Total Non-financial Assets	80,527	87,916	87,538	93,752	100,349	106,282	110,793

Total Assets	90,843	94,792	95,318	100,932	107,531	113,344	117,857

Liabilities
Payables	3,366	2,538	2,875	2,796	2,850	3,055	3,462
Superannuation liability	(138)	(263)	(117)	(118)	(120)	(121)	(121)
Other employee benefits	1,404	1,432	1,378	1,391	1,412	1,434	1,480
Deposits held	11	11	11	11	11	11	11
Advances received	3	2	2	1	1	—	—
Borrowing[2]	50,588	52,367	52,555	54,589	58,323	60,225	61,631
Other liabilities	8,666	9,438	9,404	9,739	10,090	10,439	10,739
Total Liabilities	63,901	65,525	66,109	68,409	72,567	75,044	77,204

Net Worth	26,942	29,267	29,209	32,523	34,964	38,300	40,654

Net Financial Worth	(53,585)	(58,649)	(58,329)	(61,229)	(65,384)	(67,982)	(70,139)
Net Debt	43,599	48,519	47,629	50,537	54,388	56,462	58,039
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	48,475	51,338	50,598	53,130	56,499	58,475	60,017
Leases and other similar arrangements	869	633	809	719	1,337	1,370	1,279
Securities and derivatives	1,244	396	1,148	741	488	380	335

	50,588	52,367	52,555	54,589	58,323	60,225	61,631

Budget Strategy and Outlook 2026-27

Table 8.6	Non-financial Public Sector balance sheet[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Assets
Financial Assets
Cash and deposits	4,109	2,555	2,757	2,879	3,106	3,052	2,802
Advances paid	1,056	1,298	1,007	1,354	1,259	1,150	1,063
Investments, loans and placements	58,178	53,836	57,720	56,661	55,999	55,544	56,530
Receivables	6,988	6,755	7,015	7,268	7,455	7,652	8,058
Equity
Investments in other public sector entities	4,312	3,874	4,312	4,312	4,312	4,312	4,312
Investments — other	276	228	278	278	278	278	278
Total Financial Assets	74,918	68,546	73,088	72,752	72,410	71,988	73,043

Non-financial Assets
Land and other fixed assets	457,449	457,466	474,058	490,536	511,281	531,153	548,885
Other non-financial assets	2,314	1,835	2,538	2,536	2,607	2,609	2,566
Total Non-financial Assets	459,763	459,301	476,596	493,072	513,888	533,761	551,451

Total Assets	534,681	527,847	549,684	565,825	586,299	605,749	624,494

Liabilities
Payables	8,682	7,830	8,614	8,711	8,823	9,021	9,434
Superannuation liability	18,683	18,543	16,299	15,468	14,984	14,358	13,798
Other employee benefits	12,469	12,788	12,672	12,664	13,597	14,448	15,303
Deposits held	11	11	11	11	11	11	11
Advances received	203	153	159	118	78	38	—
Borrowing[2]	123,446	147,840	142,376	162,624	183,680	202,131	216,472
Other liabilities	15,759	15,738	15,874	15,879	15,718	15,640	15,606
Total Liabilities	179,254	202,904	196,006	215,476	236,891	255,648	270,625

Net Worth	355,427	324,943	353,678	350,349	349,407	350,101	353,869

Net Financial Worth	(104,336)	(134,357)	(122,918)	(142,723)	(164,481)	(183,660)	(197,582)
Net Financial Liabilities	108,648	138,231	127,230	147,035	168,793	187,972	201,893
Net Debt	60,319	90,315	81,062	101,860	123,404	142,435	156,089
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	113,183	139,466	133,247	154,187	175,085	193,608	208,518
Leases and other similar arrangements	8,968	7,921	7,931	7,647	8,058	8,094	7,570
Securities and derivatives	1,294	453	1,197	790	537	429	384

	123,446	147,840	142,376	162,624	183,680	202,131	216,472

Budget Strategy and Outlook 2026-27

Table 8.7	General Government Sector Cash Flow Statement[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Cash Receipts from Operating Activities
Taxes received	24,854	26,915	28,482	29,674	31,773	33,922	35,964
Grants and subsidies received	40,949	40,987	41,884	45,735	49,072	51,161	53,609
Sales of goods and services	8,072	8,543	8,437	8,563	9,177	8,770	8,865
Interest receipts	3,767	3,472	3,539	3,613	3,511	3,473	3,438
Dividends and income tax equivalents	1,429	1,690	1,490	1,188	1,018	1,197	1,545
Other receipts	12,694	12,700	10,910	14,334	12,814	12,373	11,655
Total Operating Receipts	91,765	94,308	94,742	103,106	107,365	110,896	115,076

Cash Payments for Operating Activities
Payments for employees	(41,515)	(43,521)	(44,349)	(46,925)	(47,400)	(48,855)	(49,822)
Payments for goods and services	(29,443)	(31,370)	(30,814)	(31,344)	(31,553)	(32,145)	(31,846)
Grants and subsidies	(18,118)	(19,165)	(20,062)	(20,580)	(19,352)	(18,018)	(16,982)
Interest paid	(2,482)	(3,359)	(3,245)	(4,367)	(5,560)	(6,701)	(7,687)
Other payments	(6)	—	(3)	(5)	(5)	(5)	(5)
Total Operating Payments	(91,563)	(97,415)	(98,473)	(103,222)	(103,870)	(105,725)	(106,342)

Net Cash Inflows from Operating Activities	203	(3,107)	(3,730)	(116)	3,495	5,171	8,734

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(11,322)	(14,639)	(12,450)	(15,479)	(19,121)	(20,296)	(20,014)
Sales of non-financial assets	83	170	130	195	164	164	164
Net Cash Flows from Investments in Non-financial Assets	(11,239)	(14,469)	(12,320)	(15,284)	(18,957)	(20,132)	(19,850)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(1,826)	(1,346)	(915)	(1,730)	(1,381)	(1,111)	(657)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,734	498	3,216	648	502	452	(994)

Receipts from Financing Activities
Advances received (net)	469	(1,261)	(1,763)	(553)	(166)	(103)	(45)
Borrowing (net)	9,827	19,643	14,722	17,044	16,463	15,694	12,680
Net Cash Flows from Financing Activities	10,296	18,383	12,959	16,491	16,297	15,591	12,635

Net Increase/(Decrease) in Cash held	167	(42)	(791)	10	(43)	(29)	(132)

Net cash from operating activities	203	(3,107)	(3,730)	(116)	3,495	5,171	8,734
Net cash flows from investments in non-financial assets	(11,239)	(14,469)	(12,320)	(15,284)	(18,957)	(20,132)	(19,850)
Surplus/(Deficit)	(11,036)	(17,576)	(16,050)	(15,400)	(15,461)	(14,961)	(11,116)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(11,036)	(17,576)	(16,050)	(15,400)	(15,461)	(14,961)	(11,116)
Acquisitions under finance leases and similar arrangements	(1,051)	(407)	(1,053)	(471)	(2)	(28)	(6)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(12,087)	(17,983)	(17,103)	(15,871)	(15,463)	(14,989)	(11,122)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.8	Public Non-financial Corporations Sector Cash Flow Statement[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	829	809	867	938	956	1,002	1,050
Sales of goods and services	17,888	18,570	18,899	19,287	19,606	20,326	21,261
Interest receipts	312	114	180	137	127	123	124
Other receipts	376	368	549	100	160	241	275
Total Operating Receipts	19,405	19,861	20,495	20,461	20,849	21,693	22,711

Cash Payments for Operating Activities
Payments for employees	(3,928)	(4,000)	(4,055)	(4,065)	(4,157)	(4,187)	(4,209)
Payments for goods and services	(9,981)	(9,264)	(10,001)	(9,735)	(9,333)	(8,934)	(9,224)
Grants and subsidies	(24)	(24)	(22)	(23)	(23)	(23)	(23)
Interest paid	(2,082)	(2,338)	(2,296)	(2,544)	(2,834)	(3,106)	(3,316)
Other payments	(734)	(862)	(793)	(642)	(564)	(641)	(907)
Total Operating Payments	(16,749)	(16,488)	(17,167)	(17,010)	(16,911)	(16,891)	(17,679)

Net Cash Inflows from Operating Activities	2,656	3,373	3,327	3,451	3,939	4,801	5,032

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,878)	(9,207)	(7,804)	(7,856)	(7,867)	(7,135)	(6,376)
Sales of non-financial assets	30	26	97	1,147	—	1	—
Net Cash Flows from Investments in Non-financial Assets	(7,849)	(9,181)	(7,707)	(6,709)	(7,867)	(7,135)	(6,376)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(484)	1,230	1,737	515	128	66	9

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	225	(17)	(161)	44	39	(18)	(36)

Receipts from Financing Activities
Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Borrowing (net)	4,185	3,776	2,218	2,384	3,230	1,807	1,331
Dividends paid	(968)	(900)	(882)	(733)	(635)	(748)	(808)
Other financing (net)	1,991	1,167	908	1,162	1,436	1,202	731
Net Cash Flows from Financing Activities	5,208	4,041	2,243	2,812	4,031	2,260	1,253

Net Increase/(Decrease) in Cash held	(244)	(554)	(561)	113	270	(26)	(118)

Net cash from operating activities	2,656	3,373	3,327	3,451	3,939	4,801	5,032
Net cash flows from investments in non-financial assets	(7,849)	(9,181)	(7,707)	(6,709)	(7,867)	(7,135)	(6,376)
Dividends paid	(968)	(900)	(882)	(733)	(635)	(748)	(808)
Surplus/(Deficit)	(6,161)	(6,708)	(5,262)	(3,991)	(4,563)	(3,082)	(2,152)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,161)	(6,708)	(5,262)	(3,991)	(4,563)	(3,082)	(2,152)
Acquisitions under finance leases and similar arrangements	(138)	(11)	(19)	(31)	(706)	(132)	(9)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,299)	(6,719)	(5,281)	(4,022)	(5,269)	(3,214)	(2,161)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.9	Non-financial Public Sector Cash Flow Statement[1]

	2024–25 Outcome $ million	2025–26 Budget $ million	2025–26 Est.Actual $ million	2026–27 Budget $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
Cash Receipts from Operating Activities
Taxes received	24,339	26,462	28,037	29,249	31,360	33,511	35,550
Grants and subsidies received	40,974	41,047	41,951	45,806	49,146	51,243	53,696
Sales of goods and services	22,359	22,719	23,347	23,715	23,832	25,423	26,574
Interest receipts	3,925	3,520	3,631	3,702	3,593	3,556	3,525
Dividends and income tax equivalents	147	206	229	213	218	212	232
Other receipts	13,026	13,059	11,447	14,535	13,099	12,411	11,845
Total Operating Receipts	104,771	107,013	108,642	117,220	121,247	126,355	131,421

Cash Payments for Operating Activities
Payments for employees	(45,200)	(47,279)	(48,177)	(50,750)	(51,309)	(52,792)	(53,780)
Payments for goods and services	(35,745)	(36,226)	(36,825)	(36,933)	(35,898)	(37,376)	(37,482)
Grants and subsidies	(17,337)	(18,440)	(19,284)	(19,737)	(18,493)	(17,120)	(16,042)
Interest paid	(4,178)	(5,438)	(5,254)	(6,698)	(8,201)	(9,623)	(10,821)
Other payments	(399)	(273)	(410)	(399)	(397)	(403)	(401)
Total Operating Payments	(102,859)	(107,656)	(109,950)	(114,516)	(114,299)	(117,314)	(118,526)

Net Cash Inflows from Operating Activities	1,911	(643)	(1,308)	2,704	6,949	9,041	12,895

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(19,268)	(23,837)	(20,231)	(23,437)	(27,137)	(27,248)	(26,327)
Sales of non-financial assets	163	196	227	1,342	164	165	163
Net Cash Flows from Investments in Non-financial Assets	(19,106)	(23,641)	(20,004)	(22,095)	(26,973)	(27,083)	(26,164)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	586	(181)	(107)	(522)	80	96	74

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,958	482	3,054	692	541	434	(1,030)

Receipts from Financing Activities
Advances received (net)	(14)	(31)	(34)	(38)	(38)	(37)	(36)
Borrowing (net)	14,012	23,419	16,940	19,428	19,693	17,501	14,010
Other financing (net)	(426)	—	107	(47)	(26)	(5)	(1)
Net Cash Flows from Financing Activities	13,573	23,389	17,013	19,343	19,630	17,459	13,974

Net Increase/(Decrease) in Cash held	(77)	(595)	(1,352)	122	227	(54)	(250)

Net cash from operating activities	1,911	(643)	(1,308)	2,704	6,949	9,041	12,895
Net cash flows from investments in non-financial assets	(19,106)	(23,641)	(20,004)	(22,095)	(26,973)	(27,083)	(26,164)
Surplus/(Deficit)	(17,195)	(24,284)	(21,312)	(19,391)	(20,024)	(18,042)	(13,268)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(17,195)	(24,284)	(21,312)	(19,391)	(20,024)	(18,042)	(13,268)
Acquisitions under finance leases and similar arrangements	(1,189)	(417)	(1,072)	(501)	(708)	(160)	(15)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(18,384)	(24,701)	(22,384)	(19,893)	(20,732)	(18,203)	(13,283)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

8.3	General Government Sector time series

Table 8.10	General Government Sector Time Series[1]

	2013–14 Actual $ million	2014–15 Actual $ million	2015–16 Actual $ million	2016–17 Actual $ million	2017–18 Actual $ million	2018–19 Actual $ million	2019–20 Actual $ million	2020–21 Actual $ million	2021–22 Actual $ million	2022–23 Actual $ million	2023–24 Actual $ million	2024–25 Actual $ million
Revenue from Transactions
Taxation revenue	11,840	12,598	12,547	12,919	13,244	14,165	14,585	16,249	20,011	20,601	22,659	25,033
Grant revenue	21,740	23,583	23,740	27,384	27,966	28,307	27,645	33,013	34,135	38,335	40,064	41,258
Sales of goods and services	5,039	5,443	5,712	5,642	5,884	5,783	5,618	6,105	5,896	6,483	7,143	7,590
Interest income	2,460	2,470	2,543	2,351	2,389	2,191	2,088	1,948	2,643	3,225	3,617	3,773
Dividend and income tax equivalent income	1,975	2,554	2,661	2,675	2,920	2,784	1,926	1,329	790	1,007	1,477	1,407
Other revenue	3,650	3,322	3,577	5,223	5,685	6,598	5,915	4,147	10,710	20,159	14,807	9,904
Total Revenue	46,705	49,970	50,780	56,194	58,087	59,828	57,778	62,791	74,185	89,809	89,768	88,966
Expenses from Transactions
Employee expenses	17,816	18,592	20,045	21,258	22,681	24,019	25,662	26,385	28,068	30,558	33,264	36,147
Superannuation expenses
Superannuation interest costs	963	878	767	514	667	653	354	246	377	776	789	825
Other superannuation expenses	2,277	2,319	2,507	2,661	2,741	3,012	3,183	3,073	3,387	3,756	4,071	4,365
Other operating expenses	13,108	14,539	14,811	15,578	17,259	16,480	17,085	16,500	18,229	20,013	25,901	25,961
Depreciation and amortisation	3,060	3,137	2,921	3,068	3,326	3,451	4,033	4,170	4,506	5,018	5,441	5,890
Other interest expenses	2,200	2,328	2,220	1,722	1,614	1,581	1,486	1,619	1,508	1,688	2,020	2,594
Grant expenses	6,792	7,758	6,841	8,568	8,048	9,647	11,702	11,713	13,827	14,072	16,555	17,611
Total Expenses	46,217	49,551	50,112	53,369	56,337	58,843	63,505	63,706	69,902	75,880	88,042	93,393
Net Operating Balance	488	420	668	2,825	1,750	985	(5,728)	(915)	4,284	13,928	1,726	(4,428)
OTHER KEY AGGREGATES
Purchases of non-financial assets	6,323	4,635	4,044	4,620	5,126	5,764	6,306	6,682	7,878	9,899	10,553	11,322
Net acquisition of non-financial assets	3,087	992	1,164	2,265	2,337	3,192	3,436	3,942	4,356	5,838	5,729	6,691
Fiscal Balance	(2,599)	(572)	(497)	560	(587)	(2,207)	(9,164)	(4,857)	(72)	8,090	(4,003)	(11,119)

Cash Surplus/(Deficit)	(3,213)	(105)	866	1,448	337	302	(6,228)	(6,421)	2,816	10,167	(3,627)	(11,036)
Net Worth	166,492	171,933	188,099	194,988	195,038	200,861	195,646	209,464	249,590	303,994	331,316	355,427
Net Debt	5,208	5,749	653	(355)	(509)	(198)	14,036	11,344	10,997	2,608	5,687	16,727
Borrowing with QTC[2]	39,864	41,343	34,200	31,358	29,256	29,468	37,570	46,153	49,000	46,166	50,950	64,708
Leases and similar arrangements	882	1,126	1,370	1,503	2,142	2,612	6,485	7,703	7,671	7,519	7,759	8,100
Borrowing with QTC (NFPS)	70,668	73,256	71,160	69,107	66,964	67,576	76,464	85,901	90,851	89,442	95,620	113,183
Leases and similar arrangements (NFPS)	1,752	1,802	1,316	1,882	2,142	2,612	6,977	8,157	8,028	7,887	8,504	8,968

Notes:

1.	Numbers may not add due to rounding.
2.	Borrowing in 2013–14 includes bank overdraft of $1.434 billion.

Source: Report on State Finances for Queensland 2012–13 to 2023–24. (Numbers have been recast for changes to UPF presentation.)

Budget Strategy and Outlook 2026-27

8.4	Other General Government Sector Uniform Presentation Framework data

8.4.1	Grants

Table 8.11	General Government Sector grant revenue[1]

	2025–2026 Est. Act. $ million	2026–2027 Budget $ million
Current grant revenue
Current grants from the Commonwealth
General purpose grants	16,933	19,577
General purpose grants for on-passing	12	6
Specific purpose grants	13,708	14,047
Specific purpose grants for on-passing	5,821	5,250
Total current grants from the Commonwealth	36,474	38,879
Other contributions and grants	393	380
Total current grant revenue	36,867	39,259
Capital grant revenue
Capital grants from the Commonwealth
Specific purpose grants	4,938	6,471
Total capital grants from the Commonwealth	4,938	6,471
Other contributions and grants	59	17
Total capital grant revenue	4,997	6,488
Total grant revenue	41,864	45,747

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

Table 8.12	General Government Sector grant expenses[1]

	2025–2026 Est. Act $ million	2026–2027 Budget $ million
Current grant expense
Private and Not-for-profit sector	4,456	4,754
Private and Not-for-profit sector on-passing	4,990	5,196
Local Government	478	615
Local Government on-passing	923	145
Grants to other sectors of Government	3,296	3,576
Other	657	647
Total current grant expense	14,800	14,933
Capital grant expense
Private and Not-for-profit sector	1,801	2,194
Local Government	3,342	3,403
Grants to other sectors of Government	12	13
Other	170	81
Total capital grant expense	5,326	5,691
Total grant expense	20,126	20,624

Note:

1.	Numbers may not add due to rounding.

8.4.2	Dividend and income tax equivalent income

Table 8.13	General Government Sector dividend and income tax equivalent income[1]

	2025–2026 Est. Act. $ million	2026–2027 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	1,029	882
Dividend and Income Tax Equivalent income from PFC sector	225	203
Total Dividend and Income Tax Equivalent income	1,254	1,085

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

8.4.3	Expenses by function

Table 8.14	General Government Sector expenses by function[1]

	2025–2026 Budget $ million	2025–2026 Est. Act. $ million	2026–2027 Budget $ million	2027–2028 Projection $ million	2028–2029 Projection $ million	2029–2030 Projection $ million
General public services	10,802	9,750	10,857	11,660	13,045	13,420
Public order and safety	9,381	9,377	9,646	9,747	9,986	10,152
Economic affairs	3,536	3,320	3,550	3,168	2,949	3,006
Environmental protection	1,258	1,230	1,448	1,153	1,051	935
Housing and community amenities	1,851	2,320	2,692	1,987	1,347	1,382
Health	29,140	30,772	31,653	32,064	33,666	34,682
Recreation, culture and religion	1,763	1,583	2,277	2,886	2,333	1,840
Education	22,256	22,451	23,552	24,540	25,911	26,957
Social protection	8,749	9,318	8,807	8,394	8,792	8,719
Transport	11,182	10,743	11,363	12,046	10,752	10,599
Total Expenses	99,918	100,863	105,847	107,645	109,831	111,692

Note:

1.	Numbers may not add due to rounding.

8.4.4	Purchases of non-financial assets by function

Table 8.15	General Government Sector purchases of non-financial assets by function[1]

	2025–2026 Budget $ million	2025–2026 Est. Act. $ million	2026–2027 Budget $ million	2027–2028 Projection $ million	2028–2029 Projection $ million	2029–2030 Projection $ million
General public services	481	305	300	220	110	48
Public order and safety	1,327	1,092	965	1,139	786	817
Economic affairs	67	43	45	29	24	28
Environmental protection	112	119	152	121	59	60
Housing and community amenities	653	926	771	799	1,227	897
Health	3,513	2,333	3,478	4,115	3,698	3,177
Recreation, culture and religion	424	263	805	575	1,128	1,769
Education	1,181	1,137	1,416	1,500	1,259	710
Social protection	119	23	73	89	34	36
Transport	6,762	6,208	7,474	10,533	11,971	12,472
Total Purchases	14,639	12,450	15,479	19,121	20,296	20,014

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

8.4.5	Taxes

Table 8.16	General Government Sector taxes[1]

	2025–2026 Est. Act. $ million	2026–2027 Budget $ million
Taxes on employers’ payroll and labour force	8,026	8,593
Taxes on property
Land taxes	2,690	3,162
Stamp duties on financial and capital transactions	8,671	8,346
Other	1,533	1,597
Taxes on the provision of goods and services
Taxes on gambling	2,349	2,459
Taxes on insurance	1,768	1,867
Taxes on use of goods and performance of activities
Motor vehicle taxes	3,437	3,652
Total Taxation Revenue	28,474	29,676

Note:

1.	Numbers may not add due to rounding.

8.5	Background and interpretation of Uniform Presentation Framework

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following release of the accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting which aims to harmonise GFS and GAAP with the objective of improving the clarity and transparency of government financial statements.

8.5.1	Accrual Government Finance Statistics Framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistics standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refers to a unit’s holding of assets and liabilities at a point in time, while flows represent the

Budget Strategy and Outlook 2026-27

movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types: transactions and other economic flows. Transactions come about from mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction.

In GFS operating statements, other economic flows, being outside the control of government, are excluded and do not affect the net operating balance or fiscal balance.

8.5.2	Harmonisation under AASB 1049

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases

•

amended presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transaction and other economic flows classification system based on GFS

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

8.5.3	Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Federal, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF continues to apply to financial statements produced by government in budget, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Aligning the framework with the AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements of AASB 1049. Instead, the

Budget Strategy and Outlook 2026-27

revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information to comply with AASB 1049.

8.6	Sector classification

GFS data is presented in Budget Paper 2 by institutional sector, distinguishing between the General Government Sector and the PNFC Sector.

Budget reporting focuses on the General Government Sector, which provides regulatory services, and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Federal Government grants and state taxation). This service comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC Sector comprises bodies that provide mainly market goods and services that are of non-regulatory and non-financial nature. PNFCs are financed through sales to customers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government Sector and the PNFC Sector comprise the Non-financial Public Sector.

Budget Strategy and Outlook 2026-27

8.7	Reporting entities

The reporting entities included in the General Government and the PNFC sectors in these budget papers are included below:

8.7.1	General Government

Departments

Customer Services, Open Data and Small and Family Business

Education

Environment, Tourism, Science and Innovation

Families, Seniors, Disability Services and Child Safety

Housing and Public Works

Justice

Local Government, Water and Volunteers

Natural Resources and Mines, Manufacturing and Regional and Rural Development

Premier and Cabinet

Primary Industries

Queensland Corrective Services

Queensland Fire Department

Queensland Health

Queensland Police Service

Queensland Treasury

Sport, Racing and Olympic and Paralympic Games

State Development, Infrastructure and Planning

Trade, Employment and Training

Transport and Main Roads

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

Youth Justice and Victim Support

Budget Strategy and Outlook 2026-27

Commercialised Business Units

CITEC

QBuild

QFleet

RoadTek

Shared Service Providers

Corporate Administration Agency

Queensland Shared Services

Other General Government entities

Board of the Queensland Museum

Crime and Corruption Commission

Cross River Rail Delivery Authority

Economic Development Queensland

Electoral Commission of Queensland

Games Independent Infrastructure and Coordination Authority

Gold Coast Waterways Authority

Health and Wellbeing Queensland

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of Industrial Relations

Office of the Governor

Office of the Health Ombudsman

Office of the Information Commissioner

Budget Strategy and Outlook 2026-27

Officer of the Inspector-General Emergency Management

Office of the Queensland Integrity Commissioner

Office of the Ombudsman

Public Sector Commission

Queensland Academy of Sport

Queensland Art Gallery Board of Trustees

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

Queensland Rural and Industry

Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

The Council of the Queensland Institute of

Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

Trade and Investment Queensland

8.7.2	Public Non-financial Corporations

Brisbane Organising Committee for the 2032 Olympic and Paralympic Games

CleanCo Queensland Ltd

CS Energy Limited

Energy Queensland Limited

Far North Queensland Ports Corporations Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority (Seqwater)

Budget Strategy and Outlook 2026-27

Queensland Hydro Pty Ltd

Queensland Rail

Queensland Treasury Holdings Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

Sunwater Limited

Budget Strategy and Outlook 2026-27

Appendix A:	Concessions Statement

Queensland Government’s commitment to ongoing support for households, families and businesses by reducing costs of goods and services

The 2026-27 Budget delivers the largest ongoing cost-of-living relief package in Queensland’s history, starting with lower power prices due to the Energy Roadmap, which will be passed on in full to regional Queenslanders through the Energy Roadmap Price Drop, for all Ergon customers.

The range of concessions delivered through the 2026-27 Budget will support Queensland households, businesses and industries.

By making essential services, such as electricity, transport, health, housing, education and training services, more affordable and accessible through rebates, subsidies and discounts, these concessions help ease national cost-of-living pressures and strengthen communities.

In 2026-27, the Government will provide an estimated $9.285 billion in concessions to support Queenslanders across the state.

This significant funding support will improve the accessibility and affordability of a range of goods and services by reducing the price paid by consumers.

The total estimated concessions in 2026-27 is 5.4% higher than the 2025-26 estimated actual amount of $8.814 billion.

This Budget also includes measures that will provide long-term cost-of-living support, including:

•	permanent 50 cent fares legislated

•	a larger $150 Back to School Boost for primary school students as well as $200 Play On! Sports Vouchers, so Queensland kids can stay active and take advantage of everything school has to offer

•	indexation of the Electricity Rebate Scheme, providing vulnerable Queensland households with a $399 rebate on their power bills

•	boosting the Patient Travel Subsidy Scheme fuel subsidy rate to a nation-leading 45 cents per kilometre, an increase of 11 cents per kilometre.

Budget Strategy and Outlook 2026-27

Chart A.1	Total ongoing concessions value by year[1]

Note:

1.	This chart shows ongoing concessions only, with one-off concessions not included to avoid distortion and to focus on underlying ongoing benefits.

The Government provides a broad range of targeted concessions based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

The vast majority of Queenslanders benefit from at least one Queensland Government concession, while many Queensland households benefit from multiple concessions.

One of the most significant concessions provided by the Government is the public transport fare reduction on all TransLink networks across the state.

A flat fare of 50 cents per trip has been locked in permanently to make public transport more affordable, thereby increasing patronage and reducing road congestion. It is also providing relief to households impacted by higher fuel prices due to the conflict in the Middle East.

The Budget also continues to provide broad-based support for households and businesses through targeted transport concessions and investment in the state-supported rail network. Rail Network and Infrastructure Funding supports a safe, reliable and fit-for-purpose network, benefiting both freight and passenger users across Queensland.

In addition to some of the biggest reductions in retail electricity prices in a decade, the Government is continuing to deliver support through the Electricity Rebate Scheme, which

Budget Strategy and Outlook 2026-27

will be adjusted in line with the Government Indexation Rate of 3.4%. This will provide vulnerable Queenslanders with a $399 rebate in 2026-27.

Eligible card holders may also access free dental care under the Oral Health Scheme, including general treatment, dentures and emergency dental care.

The Budget also provides targeted support for older Queenslanders through concessions that help reduce everyday costs. This includes a 50% concession on registration fees for a four-cylinder vehicle, a subsidy of up to $200 per year for eligible pensioners to help offset local government rates and charges, and a rebate of up to $96 per annum to assist with the cost of reticulated natural gas.

In addition, the Public Housing Rental Subsidy provides valuable support for low-income households by improving access to affordable housing. This support helps vulnerable Queenslanders manage housing costs by bridging the gap between private market rents and the rent charged for government housing.

The Budget continues to invest in education and parenting concessions to support families with the cost of schooling. This includes assistance for parents and carers of secondary school-age students attending government and non-government schools, as well as children registered for home education, to help meet the cost of textbooks and learning resources.

From 2026, the Government has provided $100 for each student attending government and non-government primary schools, supporting families with the cost of school essentials. From 2027, the Back to School Boost payment is being increased to $150 for each primary school-aged student.

The Government is continuing to fund 15 hours per week of free kindergarten for all four-year-old Queensland children. In 2026-27, a family attending a sessional kindergarten charging $51.65 per day for 15 hours per week is expected to save, on average, $5,165 a year in fees.

For young Queenslanders, the Budget supports pathways into work through concessions such as the Career Start General Training Subsidy and the Career Start Apprentices and Trainee Training Subsidy, reducing financial barriers to education, training and skills development.

Budget Strategy and Outlook 2026-27

Focus of Concessions Statement

The Concessions Statement highlights the cost and nature of concessions provided by the Queensland Government. It outlines the concessions that are direct budget outlays (e.g. fee subsidies) and concessions that result in foregone revenue through fees and charges being set at a lower rate than applies to the wider community and other businesses.

In the case of broader concessions, it also includes concessions related to the delivery of services to consumers at less than the full cost of service provision.

Section A.1 summarises the estimated total value of concessions provided by the Government, detailed by each agency and GOC.

Section A.2 outlines the previously announced temporary cost-of-living support measures.

Section A.3 sets out the specific concessions provided by the Government, detailed by agency.

Section A.4 sets out the concessions provided by GOCs and is separated into concessions by GOC and concessional leases (industry, commercial and community) by GOC. Within each agency or GOC, concessions are listed in descending order of value.

Explanation of scope

For the purposes of this document, concessions include:

•

discounts, rebates and subsidies provided by the Government that improve access to, and affordability of, a range of goods or services for certain individuals, families or businesses based on eligibility criteria (e.g. relating to factors such as age, income, special needs, location or business characteristics)

•	concessions where all consumers, including businesses, of a particular good or service pay a price that is below the full cost of service provision — that is, no eligibility criteria is applied.

Both General Government Sector and Public Non-financial Corporations (PNFC) Sector concessions are included in this statement. Where a payment is made from a General Government Sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the General Government Sector agency only to avoid double counting.

To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $50,000 in either the budget year or previous year.

Budget Strategy and Outlook 2026-27

Varying methods have been used to estimate the cost of concessions, depending on the nature of the concessions, including:

•	direct budget outlay cost (e.g. direct subsidy or rebate payments or the Government’s contribution in the case of items such as rental subsidies)

•	revenue foregone (e.g. concessional fees and charges)

•	cost of goods and services provided.

For the purposes of illustrating the potential benefits of individual concessions, the document often uses averages to demonstrate the potential value of the concession to recipients. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to individual recipients may vary from person to person or business to business.

The Concessions Statement does not include tax expenditures (e.g. tax exemptions, reduced tax rates, tax rebates and deductions). Information on tax expenditures can be found in Appendix B.

Budget Strategy and Outlook 2026-27

A.1	Concessions summary

Table A.1.1	Concession by entity[1]

Concession by entity	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Agency
Department of Education	480.0	520.1
Department of Families, Seniors, Disability Services and Child Safety	363.4	393.2
Department of Housing and Public Works	972.2	977.7
Department of Justice	156.3	161.9
Department of Local Government, Water and Volunteers	33.3	44.0
Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development	44.3	57.1
Department of Primary Industries	5.8	9.0
Department of Sport, Racing and Olympic and Paralympic Games	66.1	65.8
Department of State Development, Infrastructure and Planning	0.4	0.5
Department of the Environment, Tourism, Science and Innovation	2.1	2.2
Department of Trade, Employment and Training	723.1	801.3
Department of Transport and Main Roads	4,792.1	4,955.7
Queensland Fire Department	12.2	12.8
Queensland Health	373.6	394.8
Queensland Treasury	663.0	748.0
Total Agency	8,687.9	9,144.1

Government-owned corporations
Energy Queensland Limited	28.1	29.5
Far North Queensland Ports Corporation Limited	2.2	2.2
Gladstone Ports Corporation Limited	45.0	57.0
North Queensland Bulk Ports Corporation Limited	1.7	1.7
Port of Townsville Limited	6.9	7.0
Queensland Rail	2.8	2.9
Sunwater Limited	39.1	40.9
Total government-owned corporations	125.8	141.2

Total all entities	8,813.7	9,285.3

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2026-27

A.2	Previously announced temporary cost-of-living concessions

The 2024-25 Budget included measures which provided temporary elevated levels of assistance, with no funding allocated from 2026-27 onwards.

Table A.2.1	Previously announced temporary cost-of-living concessions[1]

Concession by name	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Name
Cost of Living Electricity Rebate and National Energy Bill Relief[2,3]	353.0	—
Temporary Additional Vehicle Registration Concessions	36.0	—
Total	389.0	—

Notes:

1.	The table provides a summary of temporary cost-of-living support measures which did not have ongoing funding allocated.
2.	This consists of funding for Electricity Rebates from the Federal Government under the National Energy Bill Relief plan. The rebate ceased on 31 December 2025.
3.	The table above represents funding in line with appropriation payments, consistent with the presentation of other concessions throughout this document.

Budget Strategy and Outlook 2026-27

A.3	Concessions by agency

Table A.3.1	Department of Education

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Queensland Kindergarten Funding	229.2	236.8
Textbook and Resource Allowance	93.4	97.4
Back to School Boost[1]	47.1	70.4
School Transport Assistance for Students with Disability	66.1	66.1
Tuition Fee Exemptions/Waivers – Dependants of International Students	10.9	13.2
Living Away from Home Allowance Scheme	12.2	12.5
Non-State Schools Transport Assistance Scheme	9.5	9.7
Queensland Museum – Arts Concessional Entry Fees[2]	2.8	3.9
Queensland Performing Arts Trust – Arts Concessional Entry Fees	3.0	3.0
Distance Education – Information and Communication Technology Subsidy Scheme	2.1	2.1
Queensland Art Gallery – Arts Concessional Entry Fees[3]	0.4	2.1
Arts Queensland – Discount on Property Lease Rentals[4]	0.9	0.8
Distance Education – Non-Government Student Fee Subsidy	0.8	0.8
Queensland Performing Arts Trust – Venue Hire Rebates	0.8	0.7
Arts Queensland – Venue Hire Rebates	0.4	0.4
State Library of Queensland – Venue Hire Rebates[5]	0.4	0.2
Total	480.0	520.1

Notes:

1.	Increase is due to uplift in annual payments from 2027.
2.

Increase is due to anticipated growth in ticketing revenue in relation to a new ticketed commercial exhibition at Queensland Museum Kurilpa, South Bank. Concessions are funded from Queensland Government Grant Funding, i.e. at Toowoomba and Ipswich, or non-government self-funded revenue, i.e. Brisbane and Townsville.

3.

Increase is due to the Asia Pacific Triennial occurring in 2025-26. The Asia Pacific Triennial is a free to attend, special exhibition being held in 2025-26 and reduced the number of ticketed exhibitions. 2026-27 is higher partly due to a family orientated exhibition, which is anticipated to result in a higher number of concessional attendances.

4.	Decrease is due to reduced rent foregone as a result of new lease offers to the tenant of the Judith Wright Centre following the Judith Wright Arts Centre Modernisation Project.
5.	Decrease is due to a reduction in venue bookings received to date for 2026-27.

Budget Strategy and Outlook 2026-27

Queensland Kindergarten Funding

Queensland Kindergarten Funding provides funding to eligible kindergarten service providers to ensure greater access to a quality kindergarten program for Queensland children and to reduce out-of-pocket fees for many families.

Since 1 January 2024, the Government has provided an affordability subsidy of 15 hours per week to make kindergarten free for all four-year-olds for up to 40 weeks or 600 hours per year. In 2026-27, on average a family attending a sessional kindergarten that charges $51.65 per day (15 hours per week) will save $5,165 a year in fees.

These subsidies are funded by both the Queensland and Federal governments under the Preschool Reform Agreement 2022 to 2027.

Textbook and Resource Allowance

The Textbook and Resource Allowance is available for all parents/caregivers of secondary school age students attending state and non-government schools, and children registered in home education of equivalent age, to assist with the cost of textbooks and learning resources.

In schools, parents may assign this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. For children registered for home education, the allowance is paid directly to the parent.

In 2026, the rates per annum are $164 for students in Years 7 to 10 and $357 for students in Years 11 and 12.

Back to School Boost

The Back to School Boost concession provides annual payments in 2026 of $100 for each student attending state and non-state primary schools to support parents and families with the cost of school essentials. From 2027, the concession payment is being increased to $150 for each student.

School Transport Assistance for Students with Disability

The School Transport Assistance Program for Students with Disability assists eligible state school students whose disability impacts on their parents’ or carers’ ability to arrange their safe travel to and from school. This assistance includes coordinated service delivery in specially contracted taxis or minibuses, payment of fares on bus, ferry, tram and train, or an allowance for parents who make private travel arrangements for their children to school or a transport meeting point.

The benefit is generally a maximum of $400 per week, per student, however in exceptional circumstances higher amounts may be approved. A separate scheme is in place for students

Budget Strategy and Outlook 2026-27

with disability attending non-state schools (refer ‘Non-State Schools Transport Assistance Scheme’).

Tuition Fee Exemptions/Waivers – Dependants of International Students

Adult International students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying tuition fees for their dependant children. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland. A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

The estimated average amount exempted or waived per student is $12,102 in 2026-27.

Living Away from Home Allowance Scheme

The Living Away from Home Allowance Scheme provides financial assistance to support geographically isolated families. The scheme assists with the costs of children required to live away from home to attend school. This concession is available to Queensland students attending both state and non-state schools.

The benefits available for eligible students in 2026 are:

•

Remote Area Tuition Allowance — assistance is available for primary students of up to $8,860 per annum and secondary students of up to $10,891 per annum for students who board at approved non-state schools

•

Remote Area Travel Allowance — available where the distance from the family home to the boarding location is at least 50 kilometres (km). Benefit levels depend on the distance travelled and range from $185 per annum to a maximum of $2,266 per annum

•

Remote Area Disability Supplement — available to students with disability who incur additional costs associated with living away from home to attend school. Benefits are up to $10,045 per student per annum

•

Remote Area Allowance — assistance of $3,087 per annum is available to students attending the campus of a Queensland state high school and undertaking an approved agriculture course in lieu of Years 11 and 12.

Non-State Schools Transport Assistance Scheme

The Non-State Schools Transport Assistance Scheme directly assists families through the provision of funding towards the transport costs incurred for eligible students enrolled in non-state schools.

Under the Scheme, payments are made twice a year to the families of students enrolled in non-state schools located beyond the Brisbane City Council area where bus and ferry fare

Budget Strategy and Outlook 2026-27

expenses are above the annual Catholic Education Queensland Limited set weekly threshold amount.

In Semester 1 and Semester 2 2026, the weekly threshold is $40 per family, or $30 for families with a current Health Care Card, Pensioner Concession Card or Veterans’ Affairs Pensioner Concession Card.

The program also assists families of eligible students with disability enrolled in non-state schools. The level of assistance provided is dependent on the type of transport needed and travel assistance already provided by the Department of Transport and Main Roads (DTMR). For families using taxi travel, the benefit level is to a maximum of $300 per week, inclusive of any assistance provided through DTMR’s Taxi Subsidy Scheme.

Queensland Museum – Arts Concessional Entry Fees

Queensland Museum provides concessional entry fees to seniors, students, children, families, and a variety of concession card holders for ticketed exhibitions at Queensland Museum Kurilpa (Brisbane) and Queensland Museum Tropics (Townsville) and, for general entry to Queensland Museum Cobb & Co (Toowoomba) and Queensland Museum Rail Workshops (Ipswich).

Concessions are also provided to targeted groups, such as schools, to encourage visits to museums. The level of concession provided varies depending on the venue and the event.

Queensland Performing Arts Trust – Arts Concessional Entry Fees

Concessional entry fees (i.e. projects that require subsidy) are offered for specific Queensland Performing Arts Trust productions that enable access by particular demographics (e.g. school audiences).

Distance Education – Information and Communication Technology Subsidy Scheme

The Distance Education Information and Communication Technology Subsidy provides assistance to Queensland state school students enrolled in a School of Distance Education and who are geographically isolated or in eligible categories.

The scheme has two components.

•

Computer Hardware Subsidy: An annual payment of $472 to eligible students to assist with purchasing, replacing or upgrading computer hardware. Hardware subsidies are available to support students who are identified as belonging to geographically isolated or medical categories.

•

Broadband Internet Subsidy: An annual payment of $517 to eligible students to assist with provision of broadband internet access. Internet subsidies are available to support students who are identified as belonging to the geographically isolated category.

Budget Strategy and Outlook 2026-27

Queensland Art Gallery – Arts Concessional Entry Fees

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families and a variety of concession card holders. The purpose of the Queensland Art Gallery Arts entry fees concession is to contribute to the cultural, social and intellectual development of Queenslanders, and encourage diverse audiences.

Arts Queensland – Discount on Property Lease Rentals

A discount on property lease rentals is provided to arts and cultural organisations compared with market rental rates at the Judith Wright Arts Centre, Festival House and Bulmba-ja Arts Centre.

Distance Education – Non-Government Student Fee Subsidy

The Distance Education Non-Government Student Fee Subsidy is available to students who are enrolled in non-government schools and choose to access distance education subjects. It provides an average annual subsidy of approximately $1,613 per distance education subject enrolment.

This subsidises approximately 50% of the total average cost per annum of providing a subject through distance education for non-government school students. The concession contributes towards the state continuing to make distance education available to non-government schools ensuring the widest possible subject choice for students, while recovering a proportion of the teaching and overhead costs.

Queensland Performing Arts Trust – Venue Hire Rebates

Venue hire rebates are offered to government-funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts include Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

Arts Queensland – Venue Hire Rebates

Venue hire rebates support Queensland Government-funded arts organisations and professional artists to develop and present new work at the Judith Wright Arts Centre and Bulmba-ja Arts Centre.

State Library of Queensland – Venue Hire Rebates

State Library of Queensland provides venue hire concessions to targeted community and non-profit groups including cultural and charitable organisations and educational institutions in order to support events and programs directly linked to State Library of Queensland’s services, programs, and activities.

Budget Strategy and Outlook 2026-27

Table A.3.2	Department of Families, Seniors, Disability Services and Child Safety

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Electricity Rebate Scheme[1]	261.9	286.4
Pensioner Rate Subsidy Scheme	62.7	66.0
South East Queensland Pensioner Water Subsidy Scheme	19.3	19.8
Home Energy Emergency Assistance Scheme	10.0	10.0
Medical Cooling and Heating Electricity Concession Scheme[2]	3.4	3.9
Reticulated Natural Gas Rebate Scheme	3.3	3.9
Electricity Life Support Concession Scheme[2]	2.8	3.2
Total	363.4	393.2

Notes:

1.	Adjusted by the Government Indexation Rate of 3.4%.
2.

Adjusted annually according to the Queensland Competition Authority (QCA) price determination for Tariff 11. For 2026-27, the QCA determined Tariff 11 will decrease by 6.9%. However, existing rebate values will remain at 2025-26 levels.

Electricity Rebate Scheme

The Electricity Rebate Scheme provides a rebate of up to approximately $399 per annum to assist with the cost of domestic electricity supply to the homes of eligible holders of a Pensioner Concession Card, Queensland Seniors Card, Health Care Card, Department of Veterans’ Affairs Gold Card and asylum seekers. It is estimated that around 700,000 Queensland households will receive an electricity rebate in 2026-27.

Pensioner Rate Subsidy Scheme

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

South East Queensland Pensioner Water Subsidy Scheme

The South East Queensland Pensioner Water Subsidy Scheme provides a subsidy of up to $120 per annum to eligible pensioner property owners in the South East Queensland Water Grid to lessen the impact of water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

Home Energy Emergency Assistance Scheme

The Home Energy Emergency Assistance Scheme provides emergency assistance of up to $720 once in a two-year period to assist low income households experiencing a short-term

Budget Strategy and Outlook 2026-27

financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Medical Cooling and Heating Electricity Concession Scheme

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to approximately $522 per annum for eligible concession card holders with a medical condition who have dependence on air conditioning to regulate body temperature.

Reticulated Natural Gas Rebate Scheme

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to approximately $96 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card.

Electricity Life Support Concession Scheme

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems by providing a rebate of up to approximately $1,063 per annum for users of oxygen concentrators and a rebate of up to approximately $712 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

Table A.3.3	Department of Housing and Public Works

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Public Housing Rental Subsidy	931.8	932.2
Home Assist Secure[1]	27.0	27.9
Non-residential Buildings – Subsidised Rents[2]	9.1	12.9
Rental Bond Loans[3]	3.3	3.7
Youth Subsidy – Community Housing	1.0	1.0
Community Housing[4]	—	—
Total	972.2	977.7

Notes:

1.	The variance is based on the anticipated year on year demand for services provided under this scheme.
2.	The variance is primarily due to movements in comparative market rents based on prevailing conditions.
3.	The variance is based on the anticipated year on year demand for services provided under this scheme.
4.	The value of this concession arrangement cannot be easily quantified.

Budget Strategy and Outlook 2026-27

Public Housing Rental Subsidy

The Public Housing Rental Subsidy targets low-income families and individuals and represents the difference between the estimated rents that would be payable in the private market and rent that is charged by the Government based on household income.

Assistance is provided to approximately 56,300 households. The estimated average yearly subsidy per household for 2026-27 is $16,600.

Home Assist Secure

Home Assist Secure provides free safety-related information, referral and subsidised assistance for eligible clients unable to undertake or pay for critical maintenance services without assistance. To be considered for subsidised assistance, people with disability or 60 years or over must hold a Pensioner Concession Card and be unable to complete the work themselves. In addition, they must be unable to access assistance from other services.

Labour costs (up to $500 per household per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including the materials) are met by the client. Clients can also get a one-off subsidy of $80 for the cost of materials for security related work (Security Hardware Subsidy).

Home Assist Secure targets homeowners and those in rental housing who are 60 years of age or older or have disability, and who require assistance to remain living in their home. In 2026-27, it is estimated that over 28,000 households will be assisted.

Non-residential Buildings – Subsidised Rents

Accommodation is provided to 34 community, education, arts and not-for-profit organisations in government-owned non-residential buildings. Tenures for the occupancies are by way of leases, licences or month-to-month arrangements. Rents paid by the organisations are often below independently assessed market rent levels. Subsidised rental arrangements are provided to 25 properties comprising a total floor area of approximately 41,720 square metres. The total subsidy is calculated by deducting the actual annualised amount paid by the occupants from the total estimated annual market rent for the space.

Rental Bond Loans

The Government provides interest-free rental bond loans to people who cannot afford to pay a full bond to move into private rental accommodation, thereby reducing the need for more costly, subsidised housing assistance, through three products:

•	Bond Loans: equivalent to a maximum amount of four weeks rent

•	Bond Loan Plus: equivalent to a maximum amount of six weeks rent

•	Bridging Bond Loans: equivalent to a maximum amount of four weeks rent.

Budget Strategy and Outlook 2026-27

The interest-free bond loan targets low-income households and can stabilise tenancies, prevent households from entering the cycle of homelessness and engaging with fringe, high interest credit providers. The concession represents the interest saving for the client on the bond loan. In 2026-27, approximately $38 million in bond loans, bond loan plus and bridging bond loans may be advanced to an estimated 16,000 clients, averaging approximately $2,370 support per client.

Youth Subsidy – Community Housing

Funding has been provided for Registered Community Housing Providers (RCHPs) to help house more young people through a Youth Subsidy. Young people can face additional barriers when it comes to finding safe and affordable housing, including lower incomes, often while balancing study and work commitments, completing training and establishing their careers.

The subsidy will assist young people to access community housing by making it financially possible for RCHPs to house more young people. The department will provide RCHPs with a weekly subsidy for each eligible household where a young person is the primary tenant.

In 2026-27, the Government has allocated $1 million for purposes of housing an estimated 1,000 young people under this program, based on anticipated demand for services provided under the scheme.

Community Housing

The Government provides contributions to RCHPs, including capital grants, granted land or properties, or recurrent funding, to assist in increasing housing affordability and access to social housing.

Due to the nature of the arrangement, particularly varying rents charged by providers based on individual circumstances of each household, the overall value of the concession provided by the Government cannot be easily quantified.

Rents charged for social housing managed by the RCHPs are based on 25% of a household’s assessable income, 30% of a household’s gross income, or the market rent, whichever is lower, which substantially reduces accommodation costs for eligible individuals and families. Many of these families may also be eligible for Commonwealth Rent Assistance to assist in the cost of their accommodation. Assistance is expected to be provided to approximately 16,500 households to access community housing in 2026-27.

Budget Strategy and Outlook 2026-27

Table A.3.4	Department of Justice

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Public Trustee of Queensland – Concessions[1]	45.3	47.9
Court Services – Civil Court	42.8	44.3
Queensland Civil and Administrative Tribunal	44.4	43.6
Blue Card – Volunteer Applicants[2]	15.8	18.4
Body Corporate and Community Management – Dispute Resolution	5.1	4.2
Disability Worker Screening – Volunteer Applicants[2]	2.4	3.0
Liquor Gaming and Fair Trading – Rural Hotel Concessions	0.4	0.4
Registry of Births, Deaths and Marriages – Fee Waivers	0.1	0.1
Total	156.3	161.9

Notes:

1.	The variance is due to indexation and an anticipated increase in service demand in 2026-27.
2.	The variance is due to indexation and an increase in forecast volume.

Public Trustee of Queensland – Concessions

The Public Trustee of Queensland (The Public Trustee) uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain customers which provides for a rebate of fees for some customers with limited assets. The rebate is applied to customers such as financial administration customers with impaired capacity, or estate administration customers of limited means. The Public Trustee also provides Will making services for Queenslanders at no cost.

Court Services – Civil Court

The Supreme, District and Magistrates Courts hear civil disputes between two or more parties (people or organisations) where one party sues the other, usually to obtain compensation, or seek some other remedy. These disputes may involve anything from defamation to outstanding debts.

Civil Court Fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2019 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

Queensland Civil and Administrative Tribunal

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal which makes decisions and resolves disputes across a wide range of jurisdictions for the community.

Budget Strategy and Outlook 2026-27

Fees for these services are set below cost recovery to ensure services are accessible, fair and inexpensive. QCAT provides human rights services with no application fees for matters related to guardianship and administration of adults, children and young people and anti-discrimination.

Blue Card – Volunteer Applicants

Individuals providing child-related services or conducting child-related activities in regulated service environments are required to undergo an assessment of their police and relevant disciplinary information, and if approved, are issued with a blue card. A blue card is valid for three years unless cancelled or suspended earlier.

The Government has met the cost of blue card assessment for volunteer applicants since the inception of the blue card system in 2001. This is to ensure children can continue to receive services and participate in activities which are essential to their development and wellbeing, in a safe and supportive environment.

Body Corporate and Community Management – Dispute Resolution

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order.

The service is delivered below full cost recovery so as not to restrict access to justice due to affordability reasons. The commissioner has the discretion to waive application fees on the grounds of financial hardship.

Disability Worker Screening – Volunteer Applicants

Individuals providing disability support activities in regulated service environments are required to undergo a suitability assessment to work with people with disability; and if approved, are issued with a National Disability Insurance Scheme (NDIS) Disability Worker Screening Clearance. A NDIS Worker Screening Clearance is valid for five years unless cancelled or suspended earlier.

The Government meets the cost of NDIS Disability Worker Screening assessment of volunteer applicants undertaken by the department.

The Government has committed to increasing volunteers within the disability sector to ensure that people with disability can continue to receive services and participate in activities which are essential for their support and wellbeing.

Budget Strategy and Outlook 2026-27

Liquor Gaming and Fair Trading – Rural Hotel Concessions

The Office of Liquor and Gaming Regulation licenses hotels and clubs under the Liquor Act 1992.

Under the Liquor (Rural Hotels Concession) Amendment Act 2019, the Rural Hotels Concession provides licence fee relief to establishments in remote communities by reducing the base licence fees for hotels and community clubs with no more than 2,000 members for eligible licences.

Registry of Births, Deaths and Marriages – Fee Waivers

The Registry of Births, Deaths and Marriages waives the fees for certificates provided to disadvantaged groups in the Queensland Community (e.g. Aboriginal and Torres Strait Islander peoples, people experiencing homelessness, domestic and family violence victims, etc.) and those impacted by major emergencies (e.g. natural disasters such as cyclones and bushfires).

The majority of concession waivers relate to the provision of birth certificates ($56.20 per certificate in 2025-26), with approximately 2,000 individuals per annum receiving a benefit.

Table A.3.5	Department of Local Government, Water and Volunteers

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Rural Irrigation Water Price Discount	12.3	13.0
Sunwater Rural Irrigation Water Price Subsidy	10.7	10.8
Gladstone Water Security Subsidy	—	10.0
Cloncurry Pipeline Water Supply Subsidy	7.2	7.0
Seqwater Rural Irrigation Water Price Subsidy	2.1	2.0
Disaster Relief Arrangements – Annual Water Licence Fee Waiver	1.0	0.7
Drought Relief Arrangements – Annual Water Licence Fee Waiver	—	0.5
Total	33.3	44.0

Rural Irrigation Water Price Discount

An additional 15% discount provided as a rebate on irrigation water prices for eligible Sunwater and Seqwater customers, available to approved applicants for a two-year period including 2026-27.

Sunwater Rural Irrigation Water Price Subsidy

Sunwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators.

Budget Strategy and Outlook 2026-27

Government funding is provided to Sunwater to offset the reduced revenue and to ensure irrigation prices gradually transition towards cost recovery.

Gladstone Water Security Subsidy

Water prices for urban customers supplied by Gladstone Area Water Board will be temporarily set below the level required to fully recover the costs of supplying water.

The Government will provide funding to the Gladstone Area Water Board to offset the resulting revenue shortfall, supporting the affordability of water services for urban customers while maintaining infrastructure sustainability.

Cloncurry Pipeline Water Supply Subsidy

North West Queensland Water Pipeline Limited (NWQWP), a Sunwater subsidiary, owns and operates the Cloncurry Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s water supply and supports industrial development in the region.

The Government provides funding to NWQWP to ensure the pipeline remains commercially viable to operate while providing an affordable and safe water supply to Cloncurry.

Seqwater Rural Irrigation Water Price Subsidy

Seqwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators.

Government funding is provided to Seqwater to offset the reduced revenue and to ensure that irrigation prices gradually transition towards cost recovery.

Disaster Relief Arrangements – Annual Water Licence Fee Waiver

Fees associated with annual water licences ($98.34) will be waived for 2026-27 for disaster declared areas.

The waiver is available to landholders in Local Areas where Category B of the Disaster Recovery Funding Arrangements for Disaster Assistance (Primary Producer) Loans or Disaster Assistance (Essential Working Capital) Loans Scheme for Small Business is activated. In 2026-27, it is estimated 7,500 waivers will be issued to landholders.

Drought Relief Arrangements – Annual Water Licence Fee Waiver

To support landholders affected by drought, fees associated with an annual water licence invoice ($98.34) and applications for stock or domestic water licences ($156.24) will be waived for 2026-27. It is estimated 4,500 waivers may be issued to landholders.

The waiver is available to primary producers in drought declared areas and those who have an individually droughted property.

Budget Strategy and Outlook 2026-27

Table A.3.6	Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Primary Industry Productivity Enhancement Scheme (PIPES)[1]	28.4	40.6
Zero Rent for Exploration Permits for Minerals	15.9	16.5
Total	44.3	57.1

Note:

1.	The increase is mainly due to the anticipated increase in loan advances.

Primary Industry Productivity Enhancement Scheme

Primary Industry Productivity Enhancement Scheme (PIPES) is administered by the Queensland Rural and Industry Development Authority and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance.

First Start Loans and Sustainability Loans of up to $2 million and $1.3 million, respectively, support applicants to enter primary production and to improve productivity and sustainability. The amounts shown in the above table represent the fair values of the interest rate concessions pertaining to loans issued in the PIPES portfolio in each of the years shown.

Zero Rent for Exploration Permits for Minerals

The Government is reducing rent to $0 for five years from 1 September 2023 for new and existing exploration permits for minerals other than coal.

Table A.3.7	Department of Primary Industries

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Drought Preparedness Grant Scheme	4.6	4.6
Sheep and Goat Electronic Identification (eID) Additional Assistance Scheme[1]	1.1	4.3
Stocked Impoundment Permit Scheme	0.1	0.1
Total	5.8	9.0

Note:

1.	The increase is due to the timing of scheme, which commenced on 30 March 2026.

Budget Strategy and Outlook 2026-27

Drought Preparedness Grant Scheme

The Drought Preparedness Grant Scheme provides a rebate to eligible primary producers of up to $50,000 for on-farm capital improvements identified in their Farm Business Resilience Plan to improve the drought preparedness of the producer’s property.

Sheep and Goat Electronic Identification (eID) Additional Assistance Scheme

The Queensland Sheep and Goat eID Additional Assistance Scheme supports industry in the mandatory transition to sheep and goat individual eID to enhance national livestock traceability and biosecurity. The scheme provides financial assistance to eligible sheep and goat producers and businesses including:

•	An eID reader and equipment rebate:

-	50% rebate up to $1,600 per property identification code for sheep and goat producers
-	50% rebate ranging from $2,500 to $65,000 for saleyards
-	50% rebate ranging from $2,500 to $85,000 for processors
-	50% rebate up to $1,600 for Queensland livestock agents and agricultural show sub-chambers.

•	A point-of-sale discount of $0.75 per eligible eID device (sheep and goats).

Stocked Impoundment Permit Scheme

The Stocked Impoundment Permit Scheme provides world class, sustainable fishing options in freshwater environments. It helps manage pressure on wild fish stocks through a requirement to hold a permit to fish in one of the state’s 63 impoundments.

The scheme provides concessions if you have a Queensland Seniors Card, Pensioner Concession Card, Health Care Card or a Repatriation Health Card (Gold Card) and aims to facilitate participation in recreational fishing for seniors and concession card holders. The concession provides a discount of $17.53 on the cost of an annual permit.

Table A.3.8	Department of Sport, Racing and Olympic and Paralympic Games

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Play On! Sports Vouchers	62.5	62.5
Sport and Recreation Venues – Concessional Usage Rates & Gym Fees	2.6	2.3
SwimStart	1.0	1.0
Total	66.1	65.8

Budget Strategy and Outlook 2026-27

Play On! Sports Vouchers

The Play On! Sports Vouchers are valued at up to $200 each, with every Queensland child aged between 5 and 17 is eligible to apply for one each financial year, with two rounds offered annually to align with the winter and summer sports sign-on seasons. Play On! Sports Vouchers are particularly targeting supporting children in regional and remote communities, as well as children with disability, to help them access and participate in sports.

Sport and Recreation Venues – Concessional Usage Rates & Gym Fees

Concessional usage rates are offered to clients who meet the strategic objectives of the department, including gym members eligible for concessional rates, not-for-profit sport and recreation organisations, Queensland schools and Queensland state sporting organisations, for the use of Sport and Recreation owned and operated venues, including Queensland Recreation Precincts at Currimundi and Tallebudgera and the Gold Coast Performance Centre at Runaway Bay.

Table A.3.9	Department of State Development, Infrastructure and Planning

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
South Bank Corporation – Concessional Event Hire	0.4	0.5
Total	0.4	0.5

South Bank Corporation – Concessional Event Hire

Concessional event hire is offered for special events held in the Parklands by not-for-profit entities. The level of concession varies depending on the number and size of events being held each year.

Table A.3.10	Department of the Environment, Tourism, Science and Innovation

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Queensland Parks and Wildlife Service – Tour fee and Access Permits	2.1	2.2
Total	2.1	2.2

Queensland Parks and Wildlife Service – Tour Fee and Access Permits

A range of concessions are available through the Department of the Environment, Tourism, Science and Innovation.

Visitor admission and ranger-guided tour fees concessions of 10% to 100% are available at several attractions and visitor centres for eligible persons including infants, children,

Budget Strategy and Outlook 2026-27

pensioners, concession card holders and groups undertaking tours or access for educational purposes.

Vehicle access permit concessions of up to 100% are available in the Cooloola Recreation Area, Bribie, Moreton (Mulgumpin) and K’gari Islands for approved applicants, including First Nations peoples and local residents required to traverse the protected area estate.

Camping concessions of 45% to 100% are available in all national park and state forest camping areas for educational purposes and children under five years of age.

Table A.3.11	Department of Trade, Employment and Training

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Career Start – Apprentices and Trainees Training Subsidy[1]	287.0	337.7
Career Start – General Training Subsidy[1,2]	299.9	296.3
Career Boost – General Training Subsidy[1]	128.7	164.3
Travel and Accommodation Subsidy[1]	7.0	3.0
Free Tools for First Years Program[3]	0.5	—
Total	723.1	801.3

Notes:

1.	The variance is due to the demand-driven nature of the programs.
2.	The Department of Education shares funding responsibility of the VET in Schools program for state schools.
3.	The variance is due to the expected cessation of the program, with claims closed 30 June 2025.

Career Start – Apprentices and Trainees Training Subsidy

The Career Start Apprentices and Trainees Training Subsidy provides funding towards the cost of training and assessment for eligible Queensland apprentices and trainees or complementary pathways leading to apprenticeship outcomes.

Subsidies are available to pre-approved public and private registered training organisations to support tuition fees to reduce the cost of nationally recognised entry-level training for apprentices and trainees. The Free Apprenticeships for under 25s component provides fully subsidised training for more than 130 priority apprenticeship and traineeship qualifications.

Apprentices and trainees and their employers have the flexibility to choose a training provider that suits their specific needs, supporting industry-aligned learning pathways. The value of this subsidy for each qualification ranges from $1,390 to $52,710, depending on student eligibility and qualification subsidised. The average subsidy value is $11,118.

Budget Strategy and Outlook 2026-27

Career Start – General Training Subsidy

The Career Start General Training Subsidy supports Queenslanders to undertake entry-level vocational qualifications outside of apprenticeships and traineeships.

This program is targeted at jobseekers and individuals seeking their first post-school qualification, helping them gain job-ready skills or employment. It also includes training for eligible school students undertaking Certificate I or II qualifications that provide pathways to post-school employment or further vocational study.

Government subsidies are available to pre-approved registered training organisations (Skills Assure Suppliers) for a range of Certificate III-level qualifications aligned to industry need and workforce participation goals.

The value of this subsidy for each qualification ranges from $552 to $7,850, depending on student eligibility and qualification subsidised. The average subsidy value is $3,614.

Career Boost – General Training Subsidy

The Career Boost General Training Subsidy helps Queenslanders progress into higher-level vocational training that supports job advancement, specialisation, or transition into further education. It funds training in priority and emerging industries such as health, energy, and advanced manufacturing.

The program provides subsidies for eligible students undertaking Certificate IV, diploma, and advanced diploma qualifications, as well as selected skill sets that respond to critical workforce needs.

Subsidies are available to pre-approved public and private registered training organisations (Skills Assure Suppliers).

In 2026-27 this program also includes targeted initiatives such as Free Nursing, which will reduce cost barriers for learners entering essential health and care occupations.

The value of this subsidy for each qualification ranges from $1,390 to $12,232, depending on student eligibility and qualification subsidised. The average subsidy value is $5,284.

Travel and Accommodation Subsidy

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off-the-job training at a registered training organisation. To be eligible, apprentices must attend the closest registered training organisation that offers the required qualification and travel a minimum of 100 km return from their usual place of residence to the registered training organisation. The subsidy provides for:

Budget Strategy and Outlook 2026-27

•	return land travel to the registered training organisation of 28 cents per km for distances between 100 km and 649 km, increasing to 34 cents per km for distances of 650 km or more

•	a return economy air ticket to the location of the registered training organisation for distances of 1,100 km or more if necessary

•	cost of ferry travel if necessary

•	accommodation assistance of $58 per day for overnight stay within Queensland and $112 for interstate travellers, if it is necessary to live away from their usual place of residence to attend training.

Free Tools for First Years Program

The Free Tools for First Years Program provides a rebate to eligible first-year apprentices to help offset the cost of essential tools required to commence work in their trade. The program supports apprentice participation and retention by reducing upfront costs. It complements the department’s broader investment in vocational education and training pathways.

Budget Strategy and Outlook 2026-27

Table A.3.12	Department of Transport and Main Roads

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
General Public Transport Concessions (South East Queensland)[1]	2,786.7	2,945.8
Rail Network and Infrastructure Funding	1,081.4	1,089.6
General Public Transport Concessions (Regional Queensland)	394.6	403.2
Vehicle and Boat Registration Concessions[2]	223.2	234.6
School Transport Assistance Scheme	170.0	173.3
Livestock and Regional Freight Contracts	42.0	42.6
Rail Concession Scheme	29.9	29.9
Other Transport Concessions (Regional Queensland), Taxi Subsidies and Disability Parking Permits[3]	22.4	19.6
Practical Driving Test	7.8	7.9
Designated Public Transport Concessions for Interstate Seniors Card Holders	4.7	4.8
Remote Communities Freight Assistance Scheme[4]	29.4	4.4
Total	4,792.1	4,955.7

Notes:

1.

The increase is mainly due to indexation and growth in services for bus, ferry and demand-responsive transport services and significant investment in the South East Queensland rail network. The increase also continues to improve service availability while maintaining affordability for all modes.

2.	The increase is mainly due to indexation on the registration fee and population growth rate.
3.	The decrease is due to a timing difference in the receipt of Federal Government NDIS reimbursement.
4.	The decrease is due to the Northern Peninsular store subsidy component temporarily increasing from 5.2% to 20% in 2024-25 which accelerated the utilisation of the available funding.

General Public Transport Concessions (South East Queensland)

The General Public Transport Concessions (South East Queensland) represents the direct funding contribution the Government makes towards the cost of operating public transport services within South East Queensland.

This contribution reduces the ticket price paid by all public transport users on bus, rail and ferry services, increasing the affordability of these services.

The Government made 50 cent fares permanent in February 2025.

Rail Network and Infrastructure Funding

The Rail Transport Service Contract (Rail TSC) provides funding to Queensland Rail to support major capital projects and related asset strategies. Rail network and infrastructure funding ensures that the state-supported rail network is safe, reliable and fit for purpose.

Budget Strategy and Outlook 2026-27

The funding provided via the Rail TSC directly benefits customers of the state-supported rail network, including both freight and passenger service users. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

General Public Transport Concessions (Regional Queensland)

The General Public Transport Concessions (Regional Queensland) represents the financial contribution that Government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts)

•	subsidies for air services to remote and rural communities within the state

•	subsidies for Kuranda Scenic Railway

•	TravelTrain (excluding the ‘Rail Concession Scheme’ for eligible pensioners, veterans and seniors)

•	subsidies for long-distance coach services to rural and remote communities within the state

•	subsidies for Heritage Rail Services

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland).

To provide assistance with cost-of-living pressures, the Government has provided fare reductions across the regional public transport network, with a flat fare of 50 cents per trip made available on a permanent basis in February 2025.

Vehicle and Boat Registration Concessions

Vehicle registration concessions for light and heavy motor vehicles are provided to a variety of individuals and organisations. For simplicity, this can be broken into two categories: person-based concessions and vehicle-based concessions.

Person-based concessions include concessions to holders of the Pensioner Concession Card, Queensland Seniors Card and to those assessed by the Department of Veterans’ Affairs as meeting the necessary degree of incapacity or impairment. For most eligible card holders, a concession for a 4-cylinder vehicle would reduce the 12-month registration fee, excluding the Traffic Improvement Fee, by 50% from $385.45 to $192.75 (current at 1 July 2026). As at 31 March 2026, this concessional group applied to approximately 604,254 vehicles.

Budget Strategy and Outlook 2026-27

Vehicle-based concessions are offered to Charitable and Community Service Organisations, Primary Producers, Special Interest Vehicles, people living in remote areas, Consular and Local Governments. As at 31 March 2026, this concessional group applied to approximately 127,038 vehicles.

For a recreational boat up to and including 4.5 metres in length, the concession reduces the registration fee by 50% from $100.65 to $50.35. As at 31 March 2026, these concessions applied to approximately 35,634 vessels.

School Transport Assistance Scheme

The School Transport Assistance Scheme assists students that do not have a school in their local area or who are from defined low-income groups. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances. A typical concession would be to fully fund the cost of travel from home to the nearest state primary or high school where no local primary or high school is available (e.g. from Bargara to Bundaberg High School).

Livestock and Regional Freight Contracts

The Livestock and Regional Freight Contracts provide funding to support the movement of both cattle and freight via rail to and from regional areas of Queensland. The funding reduces the cost of rail freight services, directly benefiting the cattle industry and those communities who are reliant on rail freight services and enabling regional Queensland communities to maintain employment.

Rail Concession Scheme

The Queensland Rail Concession Scheme improves the affordability of long-distance rail services for eligible pensioners, veterans, seniors and current/past rail employees with 25 years of service. Assistance for long-distance rail services is provided through discounted fares and free travel vouchers.

For TravelTrain (long-distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

Other Transport Concessions (Regional Queensland), Taxi Subsidies and Disability Parking Permits

Other transport concessions (regional Queensland), taxi subsidies and disability parking permits are provided to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income.

Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold or White Card, Seniors Card, Companion Card,

Budget Strategy and Outlook 2026-27

Vision Impairment Travel Pass, Total Permanent Incapacitated/Extreme Disablement Adjustment Veteran Travel Card, children, secondary and tertiary students, JobSeeker and Youth Allowance recipients and asylum seekers.

The Government made 50 cent fares permanent in February 2025, replacing concessions on these services for cardholders not eligible for free travel.

The Taxi Subsidy Scheme (TSS) aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $30 per trip. As at April 2026 there were 44,000 TSS members.

Practical Driving Test

As part of the state’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($69.40 (including GST) current at 1 July 2026). The objective of this concession is to assist predominantly young drivers and/or their parents with cost-of-living pressures. It is estimated that in 2026-27, 187,664 applicants will each receive a direct concession of $42.

Designated Public Transport Concessions for Interstate Seniors Card Holders

Designated Public Transport Concessions for Interstate Seniors Card Holders allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Queensland Government.

The Queensland Government made 50 cent fares permanent in February 2025, replacing this concession for SEQ services. Concessions are still available for Queensland Rail Travel long-distance services, with a discount of 25% off the full adult rail fare.

Remote Communities Freight Assistance Scheme

The Remote Communities Freight Assistance Scheme is easing freight-related cost-of-living pressures across various remote and regional Queensland communities.

Communities in the Northern Peninsula, Torres Strait and Gulf regions are benefiting from a retail subsidy of 20% on essential goods at participating retailers.

The retail subsidy is being applied across 15 of the 17 nominated Local Government Areas in the Northern Peninsula, Torres Strait and Gulf Regions.

Communities in the South West region are benefiting from subsidised road freight services which reduce the cost of moving freight along the Balonne and Warrego highway supply chains.

The amounts shown are for the peninsular and South-West components of the scheme only.

Budget Strategy and Outlook 2026-27

Communities in the Central West region are benefiting from subsidised rail freight services along the central west rail line from Rockhampton to Longreach. Funding for rail freight services in Central West is identified under Livestock and Regional Freight Contracts.

Table A.3.13	Queensland Fire Department

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Emergency Management Levy Concession	12.2	12.8
Total	12.2	12.8

Emergency Management Levy Concession

The emergency management levy is applied to all prescribed Queensland property via council rates to ensure there is a secure funding base for fire and emergency services when Queenslanders are at risk during emergencies such as fire and accidents, as well as floods, cyclones, and storms.

A 20% discount is available on the emergency management levy for a property that is the owner’s principal place of residence and where the owner holds a Federal Pensioner Concession Card or a Repatriation Health Card (Gold Card). For example, an eligible owner of a house in a Class A Levy District will save an estimated $52 on their total annual emergency management levy contribution for 2026-27. Class A Levy Districts include many metropolitan areas.

Approximately 291,000 eligible property owners are estimated to receive the benefit of the emergency management levy concession in 2026-27.

Budget Strategy and Outlook 2026-27

Table A.3.14	Queensland Health

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Oral Health Scheme[1]	203.7	200.1
Patient Travel Subsidy Scheme[2]	119.8	140.4
Medical Aids Subsidy Scheme[3]	40.1	42.6
Spectacle Supply Scheme[4]	8.2	9.9
Hospital Car Parking Concession Scheme[5]	1.8	1.8
Total	373.6	394.8

Notes:

1.

In 2026-27, Federal Government funding available under the Federation Funding Agreement on Public Dental Services for Adults will remain the same as previous years (no indexation provided). The variance is due to elevated activity in 2025-26.

2.	The 2026-27 Patient Travel Subsidy Scheme estimate reflects increased demand projections and an increased fuel mileage subsidy for 2026-27.
3.	The increase is due to expected cost escalations and service growth.
4.	Reduced demand in 2025-26 reflects decrease in overall applications. Demand fluctuates across financial years due to the two-year eligibility requirements for Queensland residents.
5.	The concession scheme funding allocation reached full expenditure in 2025-26.

Oral Health Scheme

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card.

The average value of a course of treatment for eligible clients is approximately $910 for general care, $2,460 for treatment involving dentures, and $320 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate, generally 15% to 20% less than average private dental fees.

Patient Travel Subsidy Scheme

The Patient Travel Subsidy Scheme provides financial assistance to eligible patients travelling for specialist medical services that are not available locally. The scheme provides a financial subsidy toward the cost of travel and accommodation for patients and, in some cases, an approved escort when patients are required to travel more than 50 km from their nearest public hospital or public health facility to access specialist medical services.

Under this scheme, patients receive either fully subsidised commercial transport for the most clinically appropriate cost-effective mode, or a subsidy at the appropriate discount rate, excluding GST and fees.

Budget Strategy and Outlook 2026-27

The Government is providing an uplift of $11.7 million per annum from 2026-27 to improve processing times and increase affordability for patients and families travelling under the scheme. From 2026-27, the mileage subsidy will increase from 34 cents per kilometre to 45 cents per kilometre where patients travel by private car. Funding will support Queensland patients, particularly in regional areas, to better access specialist care by increasing assistance with travel costs when services are not available locally.

The scheme will continue to provide assistance with accommodation costs, with a subsidy of $70 per night for commercial accommodation and $10 per night for private accommodation available to eligible Queensland patients.

This funding will build on and complement existing supports.

Medical Aids Subsidy Scheme

The Medical Aids Subsidy Scheme provides access to funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and established conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home, therefore avoiding premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen.

Based on demand and current applications as at end of March 2026, the scheme has provided 54,148 occasions of service to 44,450 clients. The scheme is estimated to provide approximately 72,197 occasions of service to approximately 59,266 clients in 2025-26.

If growth continues at the same rate as 2025-26, the scheme is estimated to provide 74,429 occasions of service to approximately 61,043 clients in 2026-27.

Spectacle Supply Scheme

The Spectacle Supply Scheme provides eligible Queensland residents with free access to a comprehensive range of basic spectacles every two years including bifocals and trifocals. Applicants must be holders of an eligible concession card and be deemed by a prescriber to have a clinical need for spectacles.

In 2025-26, it is estimated that the scheme will provide over 81,000 items to approximately 55,000 clients (some clients require more than one pair of spectacles due to clinical need), with eligibility on a two-year basis. Demand can fluctuate across financial years.

Budget Strategy and Outlook 2026-27

Hospital Car Parking Concession Scheme

The Hospital Car Parking Concession Scheme supports Hospital and Health Services to provide affordable car parking for eligible patients and their carers at 17 Queensland public hospitals with paid parking.

Car parking concessions are available to eligible patients and their carers who attend hospital frequently, or for an extended period of time; patients and their carers with special needs who require assistance; and patients and carers experiencing financial hardship.

The scheme provides access to discounted parking with a year-to-date average parking discount of approximately 55% when compared to commercial rates.

Table A.3.15	Queensland Treasury

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Uniform Tariff Policy – Energy Queensland (Excluding Isolated Systems)[1]	523.3	605.3
Uniform Tariff Policy – Energy Queensland (Isolated Systems)[1]	121.7	126.4
Supercharged Solar for Renters	8.8	8.8
Electricity Tariff Adjustment Scheme[2]	4.9	4.5
Uniform Tariff Policy – Origin Energy[3]	4.3	3.0
Total	663.0	748.0

Notes:

1.	Higher payments in 2026-27 reflect a reduction in electricity prices set by the Queensland Competition Authority, consistent with the Australian Energy Retailer’s Default Market Offer for 2026-27.
2.	Reductions are in line with program expectations, as participants move out of the scheme over time.
3.	Annual changes are due to variations in regulated tariffs in regional Queensland relative to prices in regional New South Wales.

Uniform Tariff Policy – Energy Queensland (Excluding Isolated Systems)

A customer service obligation payment is provided to the regional retailer, Ergon Energy, through Energy Queensland, and covers the difference between the revenue earned by charging customers notified prices and the actual costs in the regional areas (due to differences in network costs and energy losses).

Uniform Tariff Policy – Energy Queensland (Isolated Systems)

Energy Queensland, through the regional retailer Ergon Energy, owns and operates 33 isolated power systems which supply electricity in remote and isolated communities, and provides retail electricity services to customers in those communities at notified electricity prices.

Budget Strategy and Outlook 2026-27

This customer service obligation payment is provided to Ergon Energy, through Energy Queensland, and covers the difference between the revenue earned by charging customers notified prices and the actual cost of operating the isolated power systems.

Supercharged Solar for Renters

The Supercharged Solar for Renters program provides cost-of-living support through reducing energy bills for Queensland renters.

The program provides rebates of up to $3,500 to eligible landlords for installing solar systems on rental properties.

Electricity Tariff Adjustment Scheme

The Electricity Tariff Adjustment Scheme provides targeted support to regional businesses materially impacted by the phase-out of obsolete electricity tariffs from 30 June 2021. This initiative provides eligible customers with individually tailored transitional rebates to help offset the removal of obsolete tariffs and incentivise a pathway to self-sufficiency over time. Eligible businesses will receive a subsidy payment for up to nine years.

Uniform Tariff Policy – Origin Energy

Origin Energy retails electricity to approximately 4,700 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales Essential Energy distribution network.

The Government provides a subsidy to these customers, via rebate payments to Origin Energy, to ensure they pay a similar price for electricity as other Queenslanders. Therefore, the rebate amount depends on the relative difference between Queensland and New South Wales retail electricity tariffs for non-market customers.

Budget Strategy and Outlook 2026-27

A.4 Concessions by government-owned corporations

Table A.4.1	Energy Queensland Limited

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Regulated Service Charges – Energex	18.2	19.2
Regulated Service Charges – Ergon Energy	9.9	10.3
Total	28.1	29.5

Regulated Service Charges – Energex

Under Schedule 8 of the Electricity Regulation 2006, charges for a range of services provided by Energex Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped.

The maximum amount Energex is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and, in turn, to Queensland households.

Regulated Service Charges – Ergon Energy

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers, for example disconnection and reconnection of supply, are capped.

The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and, in turn, to Queensland households.

Table A.4.2	Gladstone Ports Corporation Limited

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Concessional Port Charges	39.0	51.0
Total	39.0	51.0

Concessional Port Charges

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long-term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government

Budget Strategy and Outlook 2026-27

initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

Table A.4.3	Sunwater Limited

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Water Supply Contracts	39.1	40.9
Total	39.1	40.9

Water Supply Contracts

Sunwater has a number of historic non-commercial water supply contracts that benefit specific entities (including local governments). The amount shown represents the difference between the estimated revenue under these contracts and what could potentially be recovered under a commercial cost allocation pricing model.

Table A.4.4	Concessional Leases by Entity (Industry, Commercial and Community)

Concession	2025–26 Est. Act. $ million	2026–27 Estimate $ million
Port of Townsville Limited	6.9	7.0
Gladstone Ports Corporation Limited	6.0	6.0
Queensland Rail Limited	2.8	2.9
Far North Queensland Ports Corporation Limited	2.2	2.2
North Queensland Bulk Ports Corporation Limited	1.7	1.7
Total	19.6	19.8

Concessional Leases (Industry, Commercial and Community)

The above GOC entities provide leases to various community organisations, local councils, government departments and industry participants at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

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Appendix B: Tax expenditure statement

Context

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation.

This Tax Expenditure Statement (TES) details revenue forgone as a result of Queensland Government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver government policy objectives. Tax expenditures are provided through a range of measures, including:

•	tax exemptions, rebates or deductions

•	the application of reduced tax rates to certain groups or sectors of the community

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates scrutiny as part of the annual budget process.

Methodology

Revenue forgone approach

The method consistently used by governments to quantify the value of their tax expenditures is the revenue forgone approach. This method estimates the revenue forgone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession.

One of the deficiencies of the revenue forgone approach is that effects on taxpayer behaviour resulting from tax expenditures are not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

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Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

An important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of what features of a tax constitute a tax expenditure, as well as the relevant benchmark revenue bases and rates, requires a degree of judgement and is not definitive. In addition, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue forgone from exemptions or concessions provided to government agencies. Very small exemptions or concessions are also excluded.

The tax expenditure statement

This year’s statement includes estimates of tax expenditures in 2024-25 and 2025-26 for payroll tax, the mental health levy, land tax, duties, the waste disposal levy and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue forgone is presented in Table B.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

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Table B.1	Tax expenditure summary[1]

	2024–25[2] $ million	2025–26 $ million
Payroll tax
Liability threshold	1,108	1,126
Graduated scale	34	37
Deduction scheme	741	776
Regional discount	109	117
Section 14 exemptions	1,079	1,134
Local government	187	197
Education	287	302
Hospitals (excluding public hospitals)	82	86
Charities	523	550
Apprentice and trainee exemption	123	127
Apprentice and trainee rebate	53	55
General practitioner amnesty and exemption[3]	111	116
Total payroll tax	3,357	3,488
Mental health levy
Graduated scale	206	221
Land tax
Liability threshold	1,078	1,125
Graduated land tax scale	2,167	2,531
Principal place of residence exemption	832	1,022
Primary production exemption	433	532
Part 6 Divisions 2 and 3 exemptions not included elsewhere	220	221
Land developers’ concession	10	8
Land tax foreign surcharge relief[4]	109	208
Total land tax	4,848	5,647
Duties
Transfer duty
Home concession	486	499
First home concession[5]	343	274
First home (new home) concession[6]	3	38
First home vacant land concession[7]	31	63
Additional foreign acquirer duty relief	13	24
Insurance duty
WorkCover	124	132
Health insurance	563	588
Compulsory third party (CTP)	100	103
Vehicle registration duty
Electric and hybrid vehicle concession	41	62
Total duties	1,704	1,784

Budget Strategy and Outlook 2026-27

	2024–25[2] $ million	2025–26 $ million
Waste disposal levy
Exempt waste – general[8]	40	72
Approved exemptions	225	229
Approved discounts	10	14
Total waste disposal levy	276	315
Taxes on gambling
Gaming machine taxes	158	159
Casino taxes	15	14
Total taxes on gambling	173	173
Total	10,564	11,628

Notes:

1.	Numbers may not add due to rounding.
2.	2024-25 estimates may have been revised since the 2025-26 Queensland Budget.
3.

From 1 December 2024, a payroll tax exemption for payments to all general practitioners (GPs), including employed GPs, has applied under Section 14 of the Payroll Tax Act 1971. Prior to this date, a payroll tax amnesty was provided for contracted GPs, with the amnesty due to expire on 30 June 2025. Tax expenditures for each measure are combined as a standalone item in this table.

4.	The increase in 2025-26 reflects a range of factors including administrative efforts to process aged applications, as well as the impact of land value growth.
5.	The decrease in 2025-26 in part reflects that the first home (new home) concession applies to some transactions that previously would have had the first home concession applied.
6.	The increase in 2025-26 reflects this concession type applies to contracts signed from 1 May 2025.
7.	The increase in 2025-26 reflects the removal of vacant land value caps for contracts signed from 1 May 2025.
8.	The increase in 2025-26 is primarily due to an increase in exempt asbestos waste.

Budget Strategy and Outlook 2026-27

Discussion of individual tax expenditures

Payroll tax

The benchmark tax base for payroll tax is assumed to be all taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971.

Payroll tax liability threshold

From 1 July 2019, employers in Queensland with an annual Australian payroll of $1.3 million or less have not been liable for payroll tax. On the basis of November 2025 average weekly adult total earnings, the threshold corresponded to businesses with payrolls equivalent to employing approximately 12 full-time equivalent employees. This threshold is designed to assist small and medium sized businesses.

Graduated payroll tax scale

Queensland employers with Australian payrolls between $1.3 million and $6.5 million are liable for payroll tax at a rate of 4.75%, and those with payrolls above $6.5 million are liable at a rate of 4.95%. The benchmark tax rate for payroll tax is assumed to be 4.95%.

Deduction scheme

Queensland employers with Australian payrolls between $1.3 million and $10.4 million benefit from a deduction in taxable payrolls of $1.3 million, which reduces by $1 in every $7 by which the annual payroll exceeds $1.3 million. No deduction is available for employers or groups that have annual payroll in excess of $10.4 million.

Regional discount

Employers who are based in regional Queensland and pay over 85% of taxable wages to regional areas may be entitled to a discount on the rate of payroll tax imposed on their taxable wages. The discounted payroll tax rates for regional businesses are 3.75% for employers who pay $6.5 million or less in Australian taxable wages, or 3.95% for employers who pay more than $6.5 million in Australian taxable wages.

From 1 July 2024, the regional discount does not apply for employers who pay more than $350 million in Queensland taxable wages.

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Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by charities for employees working in hospitals, non-tertiary private educational institutions and for other qualifying exempt purposes, and for local governments (excluding commercial activities).

Apprentice and trainee exemptions

Most apprentice and trainee wages are exempt from payroll tax. To be eligible the employee must sign a training contract with their employer to undertake an apprenticeship or traineeship declared under the Further Education and Training Act 2014.

Apprentice and trainee rebate

In addition to being exempt wages for payroll tax, a rebate can be claimed that reduces the overall payroll tax liability of an employer. The rebate is calculated by multiplying 50% of the apprentice and trainee wages by the applicable payroll tax rate for each return period.

General practitioner amnesty and exemption

A payroll tax amnesty in relation to payments made to contracted general practitioners applied for the 5-year period until 30 November 2024. From 1 December 2024, wages paid by a medical practice (other than a hospital) to a contracted or employee general practitioner are exempt from payroll tax under Section 14 of the Payroll Tax Act 1971.

Mental health levy

The benchmark tax base for the mental health levy is assumed to be taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland.

Queensland employers with Australian payrolls between $10 million and $100 million are liable for a primary rate of 0.25%, and those with payrolls above $100 million are liable for the primary rate of 0.25% plus an additional rate of 0.5%. The benchmark rate for the mental health levy is assumed to be 0.75%.

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland. As outlined below for each specific tax expenditure, the appropriate benchmark tax rate for land tax is

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either the top rate of land tax applicable in Queensland (excluding surcharges) in each financial year, or the effective rate under the graduated scale of land tax rates for revenue foregone.

Liability threshold

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land holdings with a taxable value of less than $10 million for resident individuals and companies, trustees and absentees. The benchmark rates used for estimating the tax expenditures were the highest rates applicable for different types of owner, 2.25% for individuals, 2.5% for absentees and 2.75% for companies and trustees.

Principal place of residence exemption

Land owned by resident individuals as their principal place of residence is excluded from the estimate of taxable land value in calculating land tax. The benchmark rates used for estimating the tax expenditures were the effective rate under the graduated scale of land tax rates.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming. The benchmark rates used for estimating the tax expenditures were the effective rate under the graduated scale of land tax rates.

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted to eligible organisations in Part 6 Divisions 2 and 3 of the Land Tax Act 2010. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

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Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of undeveloped land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60% of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

Land tax foreign surcharge relief

An Australian-based foreign corporation or trust whose commercial activities make a significant contribution to the Queensland economy and community, including through property development, may be eligible for ex-gratia relief (financial years up to 2025-26) or an exemption (financial years from 2026-27 onwards) from the land tax foreign surcharge.

Duties

Home concession

A concessional rate of duty applies to purchases of a principal place of residence.

A 1% concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

First home buyers purchasing an existing dwelling as their principal place of residence can benefit from the first home concession.

This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property.

For contracts signed on or after 9 June 2024, a full concession is provided for eligible purchases valued up to $700,000, with a partial concession available for properties valued between $700,000 and $800,000.

First home (new home) concession

First home buyers purchasing a newly built dwelling as their principal place of residence can benefit from the first home (new home) concession.

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For contracts signed on or after 1 May 2025, no transfer duty is payable by eligible first home buyers purchasing newly built homes, regardless of the property value.

First home vacant land concession

First home buyers purchasing vacant land on which they will build their new home can benefit from the first home vacant land concession.

For contracts signed on or after 9 June 2024 to 1 May 2025, a full concession is provided for eligible purchases valued up to $350,000, with a partial concession available for properties valued between $350,000 and $500,000.

For contracts signed on or after 1 May 2025, no transfer duty is payable on vacant land purchased by eligible first home buyers on which they will build their new home, regardless of the land value.

Additional foreign acquirer duty relief

An Australian-based foreign corporation or trust whose commercial activities involve qualifying property development that adds to the supply of housing stock in Queensland, where such development is primarily residential, may be eligible for ex-gratia relief (up to 14 December 2025) or an exemption (from 15 December 2025) from additional foreign acquirer duty.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax rate is 9%. Accident insurance (WorkCover) duty is levied at a rate of 5%, health insurance is exempt from insurance duty, and CTP duty is levied at a rate of 10 cents per policy.

Vehicle registration duty

Vehicle registration duty rates are applied based on factors such as mass of the vehicle, market value, type of vehicle, type of engine and number of cylinders or rotors.

Lower duty rates apply to electric and hybrid vehicles. The benchmark rate applied is the rate for a 1 to 4 cylinder vehicle under $100,000.

Waste disposal levy

The waste disposal levy applies to 39 local government areas, covering more than 90% of the state’s waste generation and population. The levy is paid by landfill operators on waste

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disposed to landfill. Queensland’s levy zone is divided into two areas — metropolitan and regional — with differential annual increases of levy rates. In 2025-26, the metropolitan levy rate increased by $10 to $125 per tonne, and the regional levy rate increased by indexation of 3.4% to $97.

General levy exemptions exist for particular wastes, such as those from declared disasters and severe local weather events. Also, levy exemptions are available on application for other particular wastes, such as waste from charitable recycling organisations and community clean-up events. Levy discounts of 50% are available on application for residue wastes from particular recycling activities.

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in the Brisbane and Gold Coast casinos, and 20% in the Cairns and Townsville casinos.

In addition, concessional rates of 10% also apply for revenue from high rollers table game play in all casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

Budget Strategy and Outlook 2026-27

Appendix C: Revenue and expense assumptions and sensitivity analysis

The 2026-27 Queensland Budget, similar to all other jurisdictions, is based in part on assumptions made about parameters, both internal and external to Queensland, which can impact directly on economic and fiscal forecasts.

The sensitivity of revenue and expense forecasts to movements in underlying assumptions is particularly relevant given the ongoing uncertainty in global and national economic conditions and other factors that can directly or indirectly impact key revenues.

The forward estimates in the 2026-27 Queensland Budget are framed on a no-policy-change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the budget) are applied consistently throughout the forward estimates period.

This appendix outlines the key assumptions, estimates and risks associated with key revenue and expenditure forecasts.

Taxation revenue assumptions and risks

The rate of growth in tax revenues is dependent on a range of factors linked to the rate of growth in economic activity in the state. Some taxes are closely related to activity in specific sectors of the economy, while others are broadly related to the general rate of economic growth, employment, inflation or wages.

Therefore, any change in the level of economic activity compared with that reflected in the economic forecasts outlined in this paper would impact a broad range of taxation receipts.

Wages and employment growth – payroll tax

Wages and employment growth have a direct impact on taxes on employer payrolls. Forecasts for these parameters are outlined in Chapter 1.

A one percentage point variation in either Queensland wages growth or employment is estimated to change total payroll tax and mental health levy collections by approximately $85 million in 2026-27.

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Property prices and transaction volumes – transfer duty

Transfer duty, as a transaction-based tax, can be volatile from year to year reflecting changes in residential and non-residential market conditions. Such market conditions are impacted by factors such as interest rates, population growth, market sentiment, and changes to policy settings.

This includes recent changes to taxation arrangements announced in the 2026-27 Federal Budget, which present a source of uncertainty to the outlook for both price levels and transaction volumes. The impact of these changes is uncertain and will take time to resolve.

A one percentage point variation in either the average value of property transactions or the volume of transactions is estimated to change transfer duty collections by approximately $85 million in 2026-27.

Royalty assumptions and revenue risks

Table C.1 provides the key assumptions adopted for the 2026-27 Queensland Budget in relation to coal and petroleum royalties, which represent the bulk of Queensland’s royalty revenue.

Budget Strategy and Outlook 2026-27

Table C.1	Key royalty assumptions[1]

	2024–25 Actual	2025–26 Est. Act.	2026–27 Budget	2027–28 Projection	2028–29 Projection	2029–30 Projection
Tonnages – crown export[2] coal (Mt)	191	197	204	206	205	211
Exchange rate US$ per A$[3]	0.65	0.68	0.71	0.71	0.72	0.72
Year average coal prices (US$ per tonne)[4]
Hard coking	195	214	230	220	210	200
PCI/Semi-soft	152	151	169	165	157	150
Thermal	121	116	123	120	120	120
Year average oil price (US$ per barrel)
Brent oil	75	86	89	75	75	75
Brent oil (lagged 4 months)[5]	81	69	103	76	75	75

Notes:

1.	Numbers in this table may be affected by rounding.
2.	Excludes coal produced for domestic consumption and where royalties are not paid to the Government (private royalties). The 2026-27 estimated volume is approximately 20Mt and private coal is 8Mt.
3.	Estimated year-average.
4.

Estimated year-average spot prices for the highest quality coking and thermal coal. Lower quality coal can be sold below this price, with indicative average prices for 2026-27 as follows: hard coking coal US$213/t and thermal coal US$95/t.

5.	Annual averages with a lag of 4 months are also provided to better align with petroleum royalty revenue.

Exchange rate and commodity prices and volumes

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate, commodity prices, and production/export volumes.

Contracts for the supply of commodities are generally written in US dollar terms. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and, therefore, expected royalty collections. Due to the prevailing global economic uncertainty, the exchange rate has been particularly volatile.

Royalties for a range of commodities are based on progressive rates with higher royalty rates applying to higher prices. Conversely, as prices moderate downwards, only lower royalty rates apply.

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Potential impact on coal royalty revenue7

For each one cent movement in the A$-US$ exchange rate in 2026-27, the impact on coal royalty revenue would be approximately $206 million.

A 1% variation in export coking and thermal coal volumes would lead to an estimated change in royalty revenue of approximately $66 million. A one million tonne variation in export volumes would lead to an estimated change in royalty revenue of approximately $33 million.

A 1% variation in the average price of export coal would lead to an estimated change in royalty revenue of approximately $143 million.

Potential impact on petroleum royalty revenue1

Global oil prices factor strongly into petroleum royalty forecasts, given most of the LNG produced from Queensland gas is sold under long-term contracts linked to oil prices (with a lag).

A US$1 per barrel variation in the price of oil would lead to an estimated change in petroleum royalty revenue of approximately $25 million.

Parameters influencing Federal Government GST payments to Queensland

The 2026-27 Queensland Budget incorporates estimates of GST revenue grants to Queensland based on 2026-27 Federal Budget estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share.

Since Federal Government GST payments are based on the amount actually collected, it is the Queensland Budget that bears the risks of fluctuations in GST collections. There is a risk of lower collections than estimated if national economic growth and consumption are weaker than expected, or if the share of consumption subject to GST is lower than anticipated.

GST forecasts assume there are no changes to the underlying methodology or overarching objectives of the Commonwealth Grants Commission’s assessment of horizontal fiscal equalisation.

[7]	Sensitivities represent the estimated change to royalty revenue accruing over the 2026–27 return period, if the parameter change was sustained throughout the year.

Budget Strategy and Outlook 2026-27

The Federal Productivity Commission is currently conducting an inquiry into the 2018 GST reforms, with a final report due to the Federal Government by the end of 2026. Recommendations arising from this inquiry, if adopted, could have significant implications for GST revenue across or beyond the forward estimates.

Due to the complexities associated with the GST base, the information provided in the Federal Budget papers is insufficient to prepare indicative estimates of the sensitivity of GST forecasts to key variables.

Sensitivity of expenditure estimates and expenditure risks

Interest rates

The General Government Sector has a total debt servicing cost forecast at $4.464 billion in 2026-27. The current average duration of General Government Sector borrowing with the Queensland Treasury Corporation is 5.86 years.

The majority of General Government Sector debt is held under fixed interest rates and, therefore, the impact of interest rate variations on debt servicing costs in 2026-27 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are actuarially estimated with reference to, among other things, assumed rates of investment returns, salary growth, inflation and the discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

Budget Strategy and Outlook 2026-27

Appendix D: Fiscal aggregates and indicators

	2018–19 Actual $ million	2019–20 Actual $ million	2020–21 Actual $ million	2021–22 Actual $ million	2022–23 Actual $ million	2023–24 Actual $ million	2024–25 Actual $ million	2025–26 Est. Act. $ million	2026–27 Projection $ million	2027–28 Projection $ million	2028–29 Projection $ million	2029–30 Projection $ million
General Government
Total revenue	59,828	57,778	62,791	74,185	89,809	89,768	88,966	92,018	99,671	104,354	107,835	112,311
Taxation revenue	14,165	14,585	16,249	20,011	20,601	22,659	25,033	28,474	29,676	31,775	33,924	35,966
Total expenses	58,843	63,505	63,706	69,902	75,880	88,042	93,393	100,863	105,847	107,645	109,831	111,692
Employee expenses	24,019	25,662	26,385	28,068	30,558	33,264	36,147	38,433	40,510	41,673	42,983	44,216
Net operating balance	985	(5,728)	(915)	4,284	13,928	1,726	(4,428)	(8,845)	(6,176)	(3,291)	(1,996)	619
Capital purchases	5,764	6,306	6,682	7,878	9,899	10,553	11,322	12,450	15,479	19,121	20,296	20,014
Net capital purchases	3,192	3,436	3,942	4,356	5,838	5,729	6,691	8,052	9,078	11,744	12,353	11,355
Fiscal balance	(2,207)	(9,164)	(4,857)	(72)	8,090	(4,003)	(11,119)	(16,897)	(15,254)	(15,035)	(14,349)	(10,736)
Borrowing with QTC	29,468	37,570	46,153	49,000	46,166	50,950	64,708	82,650	101,057	118,587	135,133	148,501
Leases and similar arrangements[1]	2,612	6,485	7,703	7,671	7,519	7,759	8,100	7,122	6,929	6,721	6,724	6,291
Securities and Derivatives	121	198	220	93	41	64	57	56	56	56	56	56
Net debt	(198)	14,036	11,344	10,997	2,608	5,687	16,727	33,440	51,329	69,024	85,980	98,057

Non-financial Public Sector
Total revenue	68,329	66,171	71,318	85,485	100,820	100,258	100,392	104,049	112,395	116,435	121,700	127,061
Capital purchases	8,460	9,482	9,877	11,130	14,300	16,932	19,268	20,231	23,437	27,137	27,248	26,327
Borrowing with QTC	67,576	76,464	85,901	90,851	89,442	95,620	113,183	133,247	154,187	175,085	193,608	208,518
Leases and similar arrangements[1]	2,612	6,977	8,157	8,028	7,887	8,504	8,968	7,931	7,647	8,058	8,094	7,570
Securities and Derivatives	720	1,503	1,570	17,374	5,491	2,302	1,294	1,197	790	537	429	384

Note:

1.	Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16.

Budget Strategy and Outlook 2026-27

	2018-19 Actual[1] %	2019-20 Actual[1] %	2020-21 Actual[1] %	2021-22 Actual[1] %	2022-23 Actual[1] %	2023-24 Actual[1] %	2024-25 Actual[1] %	2025-26 Est. Act. %	2026-27 Projection %	2027-28 Projection %	2028-29 Projection %	2029-30 Projection %
General Government
Revenue/GSP	16.3	16.0	17.0	16.3	17.7	17.5	16.8	16.5	16.8	17.0	16.8	16.7
Tax/GSP	3.9	4.0	4.4	4.4	4.1	4.4	4.7	5.1	5.0	5.2	5.3	5.4
Own source revenue/GSP	8.6	8.3	8.1	8.8	10.1	9.7	9.0	9.0	9.1	9.0	8.8	8.7
Expenses/GSP	16.1	17.6	17.3	15.3	15.0	17.2	17.6	18.1	17.9	17.5	17.1	16.6
Employee expenses/GSP	6.6	7.1	7.2	6.2	6.0	6.5	6.8	6.9	6.8	6.8	6.7	6.6
Net operating balance/GSP	0.3	(1.6)	(0.2)	0.9	2.7	0.3	(0.8)	(1.6)	(1.0)	(0.5)	(0.3)	0.1
Capital purchases/GSP	1.6	1.7	1.8	1.7	2.0	2.1	2.1	2.2	2.6	3.1	3.2	3.0
Net cash inflows from operating activities/ Net cash flows from investments in non-financial assets	105.5	(2.5)	0.7	136.9	204.6	65.2	1.8	(30.3)	(0.8)	18.4	25.7	44.0
Fiscal balance/GSP	(0.6)	(2.5)	(1.3)	(0.0)	1.6	(0.8)	(2.1)	(3.0)	(2.6)	(2.4)	(2.2)	(1.6)
Total borrowings/GSP	8.8	12.2	14.7	12.5	10.6	11.5	13.7	16.1	18.2	20.4	22.1	23.1
Total Borrowings/Revenue	53.8	76.6	86.1	76.5	59.8	65.5	81.9	97.6	108.4	120.1	131.6	137.9
Lease and other liabilities/revenue	4.4	11.2	12.3	10.3	8.4	8.6	9.1	7.7	7.0	6.4	6.2	5.6
Net debt/revenue	(0.3)	24.3	18.1	14.8	2.9	6.3	18.8	36.3	51.5	66.1	79.7	87.3

Revenue growth	3.0	(3.4)	8.7	18.1	21.1	(0.0)	(0.9)	3.4	8.3	4.7	3.3	4.2
Tax growth	7.0	3.0	11.4	23.1	2.9	10.0	10.5	13.7	4.2	7.1	6.8	6.0
Expenses growth	4.4	7.9	0.3	9.7	8.6	16.0	6.1	8.0	4.9	1.7	2.0	1.7
Employee expenses growth	5.9	6.8	2.8	6.4	8.9	8.9	8.7	6.3	5.4	2.9	3.1	2.9

Non-Financial Public Sector
Capital purchases/GSP	2.3	2.6	2.7	2.4	2.8	3.3	3.6	3.6	4.0	4.4	4.2	3.9
Total borrowings/GSP	19.3	23.5	25.9	25.5	20.3	20.8	23.2	25.6	27.4	29.9	31.5	32.2
Total Borrowings/Revenue	103.8	128.4	134.1	136.0	102.0	106.2	123.0	136.8	144.7	157.8	166.1	170.4
Net financial liabilities/revenue	114.9	158.3	142.5	117.8	90.5	94.9	108.2	122.3	130.8	145.0	154.5	158.9

Note:

1.	Actual GSP figures: as at 2024-25 ABS National Accounts: State Accounts.

Budget Strategy and Outlook 2026-27

Queensland Budget 2026-27 Budget Strategy and Outlook Budget Paper No. 2

Queensland Budget 2026–27

Budget Strategy and Outlook Budget Paper No.2

Queensland Budget 2026–27

BUDGET CAPITAL STATEMENT

BUDGET PAPER NO. 3

© The State of Queensland (Queensland Treasury) 2026

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Budget Capital Statement

Budget Paper No. 3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Capital Statement 2026-27

State Budget

2026-27

Capital Statement

Budget Paper No. 3

Capital Statement 2026-27

Contents

1	Approach and highlights	1

Features		1

1.1	Introduction	3
1.2	Capital projects and programs	4
1.3	Queensland’s infrastructure frameworks	15

2	2026-27 Capital program overview	18

2.1	Introduction	18
2.2	Capital purchases	19
2.3	Capital grants	22

3	Capital outlays by entity	24

3.1	Customer Services, Open Data and Small and Family Business	24
3.2	Education	26
3.3	Environment, Tourism, Science and Innovation	35
3.4	Families, Seniors, Disability Services and Child Safety	40
3.5	Housing and Public Works	44
3.6	Justice	49
3.7	Legislative Assembly of Queensland	53
3.8	Local Government, Water and Volunteers	55
3.9	Natural Resources and Mines, Manufacturing and Regional and Rural Development	63
3.10	Premier and Cabinet	65
3.11	Primary Industries	67
3.12	Queensland Corrective Services	70

Capital Statement 2026-27

3.13	Queensland Fire Department	72
3.14	Queensland Health	76
3.15	Queensland Police Service	82
3.16	Queensland Treasury	86
3.17	Sport, Racing and Olympic and Paralympic Games	96
3.18	State Development, Infrastructure and Planning	99
3.19	Trade, Employment and Training	104
3.20	Transport and Main Roads	107
3.21	Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	122
3.22	Youth Justice and Victim Support	124

Appendix A:	Entities included in capital outlays 2026-27	125
Appendix B:	Key concepts and coverage	129
Appendix C:	Capital purchases by entity by region 2026-27	130

Capital Statement 2026-27

1	Approach and highlights

Features

•	The Queensland Government is building Queensland’s future, investing a record $119.241 billion in its capital program over the next four years.

•

The capital program is an historic investment in Queensland’s social and economic infrastructure, strengthening the foundations for delivering better services through a stronger economy and making Queensland safer.

•

In 2026-27, the Government will invest $29.616 billion in capital, directly supporting around 71,500 jobs across the state. A total of $20.515 billion, or 69.3%, of this capital program will be invested outside of the Greater Brisbane region, supporting around 48,500 jobs.

•

Capital expenditure on health infrastructure in 2026-27 is a record $4.040 billion investment to support delivery of the Hospital Rescue Plan, expansion of frontline health services and investment in critical health infrastructure across Queensland.

•

Capital expenditure across the transport portfolio totals $11.165 billion in 2026-27. The portfolio includes the $9 billion Bruce Highway Targeted Safety Program, significant investment in rail infrastructure, including Cross River Rail, and planning and delivery of investments to support population growth and the 2032 Delivery Plan, including The Wave and Mooloolah River Interchange on the Sunshine Coast, faster rail to the Gold Coast, Coomera Connector and the Gold Coast Transport Plan.

•	In 2026-27, the Government will invest $1.457 billion in Queensland’s education infrastructure to meet demand and support contemporary learning requirements.

•

In 2026-27, state-owned energy businesses are investing over $5 billion across the energy supply chain to deliver the Energy Roadmap and affordable, reliable and sustainable energy for Queenslanders. Key investments include $420 million to progress CopperString and $501.1 million to progress the Gladstone Project.

•	Over the next five years, the Electricity Maintenance Guarantee is underpinning a $1.8 billion investment in Queensland’s state-owned generation assets.

•	In 2026-27, state-owned ports are investing $164.5 million across Queensland to support trade and economic growth.

•

The Government is strengthening water security, enhancing the flood resilience of critical infrastructure and ensuring the ongoing safety and reliability of dams. Major investments in 2026-27 include $20.7 million to progress planning for the Barlil and

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Capital Statement 2026-27

Cooranga Weirs and $276.2 million towards the dam improvement programs of Sunwater, Seqwater and the Gladstone Area Water Board.

•

To address ongoing pressures in the state’s housing system, the Government has committed additional investment of $1.024 billion over five years (including $308.8 million in 2025-26) to support Queensland’s Housing Investment Pipeline. This is on top of the significant investment announced during the 2025-26 Budget, which included an ongoing commitment of at least $500 million per annum in baseline funding for social and community homes from 2029-30 and brings the four-year capital program to a record $5.725 billion. This will help deliver 53,500 social and community homes by 2044, including youth foyers, domestic violence shelters and social homes in remote and discrete Aboriginal and Torres Strait Islander communities.

•

The Government’s 2032 Delivery Plan will restore the pride of Queenslanders in the Games with $765 million invested in 2026-27 in world-class venues, infrastructure, villages and a permanent legacy to last for generations.

•

To support safety where you live and faster access to justice, the Government is continuing to deliver improved facilities across the criminal justice system including new and upgraded police facilities, the new Woodford Youth Detention Centre, the $67.9 million Domestic and Family Violence Courthouse Improvements Program and $2.387 billion for additional adult prison capacity.

•

A key element of the Government’s capital program is providing grants to local governments and non-government organisations to support their work in communities across Queensland. A significant component of this relates to the Queensland Government’s program of infrastructure renewal and recovery within disaster-affected communities.

•

In 2026-27, the Queensland Reconstruction Authority will provide $1.523 billion to councils for reconstruction, betterment and other projects relating to natural disaster events, jointly funded by the Queensland and Federal Governments under the Disaster Recovery Funding Arrangements.

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Capital Statement 2026-27

1.1	Introduction

The Capital Statement presents an overview of the Queensland Government’s infrastructure delivery program and proposed capital outlays for 2026-27.

The $29.616 billion of investment outlined in the 2026-27 Capital Statement is estimated to directly support around 71,500 jobs, with 48,500 of these jobs located outside of the Greater Brisbane region.

Construction Productivity Reforms

Delivery of the capital pipeline is being supported by the Government’s landmark construction productivity reform agenda, informed by the 2025 Queensland Productivity Commission (QPC) report Opportunities to Improve Productivity of the Construction Industry. The QPC found that complex procurement settings, burdensome regulation and labour market constraints have contributed to declining productivity in the industry.

The Government has implemented reforms to improve delivery, including permanently removing Best Practice Industry Conditions, which had delayed projects and were projected to cost Queenslanders $20.6 billion over five years. Pre-qualification requirements for subcontractors have also been removed to reduce red tape and broaden participation in Government projects. New workplace health and safety guidance materials have been developed, alongside measures to remove duplication in workplace incident reporting.

As outlined in the Queensland Government response to the QPC inquiry, further initiatives are underway to boost construction productivity while maintaining strong safety standards. These include improving prioritisation and coordination of infrastructure projects, procurement reform and changes to land use and building activity regulation.

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Capital Statement 2026-27

1.2	Capital projects and programs

Queensland Health Hospital Rescue Plan

Queensland Health’s Hospital Rescue Plan will create more than 2,600 additional beds across the state and deliver new hospitals and major hospital expansions, with $4.040 billion invested in 2026-27 to increase capacity and stabilise elective surgery waitlists across Queensland.

In 2026-27, the Government will invest $2.206 billion in new hospitals in each of Bundaberg, Coomera and Toowoomba, the Queensland Cancer Plan, as well as major hospital expansions and upgrades including expanded emergency departments and transit lounges.

Easier Access to Health Services

The Government is improving access to healthcare services through investments that enhance diagnostic capability, support patient flow and reduce pressure on emergency departments.

In 2026-27, Queensland Health will invest $135.5 million as part of the $360.8 million Easier Access to Health Services initiative, including the CT and MRI Expansion Program and initiatives designed to improve access to care and hospital flow.

Regional, Rural and Remote Health Infrastructure

The Government continues to strengthen healthcare delivery across regional and rural Queensland through targeted investment in critical health infrastructure.

In 2026-27, Queensland Health will invest $79.8 million in regional, rural and remote health infrastructure, including $60.3 million for the Building Rural and Remote Health Program, and $13.5 million for new renal dialysis chairs at Emerald Hospital and improved parking at Yarrabah Hospital.

Residential Activation Fund

The Residential Activation Fund is an important initiative underpinning the commitments to get more Queenslanders into their own homes sooner. The fund is providing $2 billion for trunk and essential infrastructure such as water supply, sewerage, stormwater, transport, power and telecommunications needed to activate infill and greenfield residential developments, with a $1 billion minimum investment in regional communities. In response to strong interest from the community, the Government has brought forward funding allocated to the Residential Activation Fund to deliver a place to call home for more Queenslanders, doubling Round Two funding to $1 billion. Under Round One, the Government has committed $998.4 million to approved projects.

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Capital Statement 2026-27

Infrastructure Activation Fund

$200 million is provided over four years to support a new Economic Development Queensland Infrastructure Activation Fund as part of a matched contribution of $399 million, to deliver more than 51,000 new homes, including over 20,500 homes exclusively for first home buyers in partnership with the Federal Government.

Social and Affordable Housing

Building on the significant investment announced in 2025-26, the Government has committed additional funding of $1.024 billion over five years (including $308.8 million in 2025-26) to support Queensland’s Housing Investment Pipeline. This delivers a record housing capital program for social and community homes of $5.725 billion over four years from 2026-27. This will help towards delivering 53,500 social and community homes by 2044, including youth foyers, domestic violence shelters and social homes in remote and discrete Aboriginal and Torres Strait Islander communities.

Olympic and Paralympic Games

The Queensland Government’s 2032 Delivery Plan provides a roadmap for delivering the infrastructure required for a successful 2032 Olympic and Paralympic Games (the 2032 Games).

In August 2025, the Queensland and Federal Governments signed a new Intergovernmental Agreement formalising funding arrangements for the delivery of 2032 Games venues in the 2032 Delivery Plan. The Federal Government has confirmed its commitment to a $3.4 billion funding contribution to 2032 Games venues, including funding for the new Brisbane Stadium. The allocation of funding for specific venues is subject to government investment decisions following completion of project assessment activities. The Games Independent Infrastructure and Coordination Authority is responsible for delivery of venues as detailed in the Brisbane Olympic and Paralympic Games Arrangements Act 2021.

Total expenditure of $417 million is forecast in 2026-27 for the delivery of 2032 Games venues including Brisbane Stadium within a total funding provision of $7.1 billion.

The Sunshine Coast Stadium, Sunshine Coast Mountain Bike Centre, Moreton Bay Indoor Sports Centre, Logan Indoor Sports Centre, Barlow Park Stadium and the Redland Whitewater Centre are already in procurement and delivery. Project Validation Reports will be developed for the remaining venues and will continue to support investment decisions by the Queensland and Federal Governments.

The 2026-27 State Budget has also allocated funding for upgrades to make Suncorp Stadium Games-ready.

5

Capital Statement 2026-27

Total expenditure of $348 million is forecast in 2026-27 for the delivery of 2032 Games Athlete Villages in partnership with the private sector, within a total funding envelope of $3.5 billion.

The Villages Program will provide accommodation at four locations for up to 16,000 athletes and officials during the Olympic Games and 8,000 during the Paralympic Games.

Port Hinchinbrook Revitalisation

The Government is delivering a fresh start for Port Hinchinbrook and kickstarting a long-awaited revitalisation of the precinct to transform it into a thriving tourism, economic and residential area.

This budget provides an additional $54 million in 2026-27 to undertake dredging, remediation and resilience works to restore safe navigability, address longstanding environmental issues and support economic development within the Port Hinchinbrook Provisional Priority Development Area. This brings the Government’s total investment to $64 million over two years.

Queensland Transport and Roads Investment Program

The program of works detailed in the Queensland Transport and Roads Investment Program (QTRIP) 2026-27 to 2029-30 represents a $55.9 billion investment across local, state and national networks. The program reflects the Government’s commitment to building resilient infrastructure that meets the needs of our growing population. The program has been developed in accordance with the funding allocations identified by the Queensland and Federal Governments and shaped by State infrastructure planning processes and specific transport strategies and plans developed in accordance with State legislation.

Bruce Highway Upgrades

The Bruce Highway is Queensland’s major north-south freight and commuter corridor, connecting coastal population centres from Brisbane to Cairns over almost 1,700 kilometres. The Government will continue to work with the Federal Government to deliver Bruce Highway upgrades aimed at improving safety, flood resilience and capacity along the length of the highway.

6

Capital Statement 2026-27

The 2026-27 capital program includes investment towards several key projects, including significant investment in regional Queensland. Key investments include (noting total budgets):

•	$9 billion Bruce Highway Targeted Safety Program

•	$1.98 billion towards the Rockhampton Ring Road

•	Bruce Highway Tiaro Bypass.

Olympic and Paralympic Games Transport Infrastructure

The 2032 Delivery Plan is committed to creating a transport legacy for Queensland through the delivery of reliable, sustainable and inclusive transport before, during and after the 2032 Games.

Gold Coast Transport Infrastructure

The Coomera Connector is a transport corridor between Loganholme and Nerang. The $3.5 billion Stage 1 project is now open to traffic between Shipper Drive and Helensvale Road and will deliver a new 16 kilometre four-lane motorway in the priority section between Coomera and Nerang improving productivity and reliability and relieving pressure on the Pacific Motorway (M1). Future stages between Loganholme and Coomera include Stage 2 between Pimpama and Coomera as the next priority section for planning and design.

The rail line between Kuraby and Beenleigh is a key capacity bottleneck on the network, where trains share a single track in each direction. During peak periods, all-stop Beenleigh trains need to be held to one side to allow Gold Coast express trains to pass through.

The $5.75 billion Logan and Gold Coast Faster Rail project will unlock additional train services to meet the high growth travel demand between Brisbane and the Gold Coast and is a key investment to support the 2032 Olympic and Paralympic Games.

The project will also make it easier for customers to access high-frequency train services through modern station upgrades and improved walking and cycling connections and it will improve safety and reduce traffic congestion through level crossing removals.

The Gold Coast Transport Plan (the Plan) will deliver transport projects right across the Gold Coast. The Plan is designed to meet the needs of a growing population, support the 2032 Olympic and Paralympic Games and create a legacy for generations to come. Investments under the plan will deliver enhanced, reliable and inclusive public transport services, road upgrades to support these services and active transport upgrades to meet the Gold Coast community’s transport needs - before, during and after the 2032 Games.

Sunshine Coast Transport Infrastructure

The Beerburrum to Nambour Rail Upgrade (Stage 1) project will increase the capacity and reliability of the North Coast Line, enabling more efficient travel and improved passenger

7

Capital Statement 2026-27

and freight connections between the Sunshine Coast, Moreton Bay, Brisbane and beyond. The project will include delivering four new bridges, four new rail bridges, addressing three level crossings and expanding three park ‘n’ ride facilities, duplicate the section of rail track between Beerburrum and Beerwah and construct a new bus interchange on the eastern side of Landsborough Station.

The Caloundra Congestion Busting Plan aims to reduce congestion, boost capacity at key intersections, create additional connections to the Caloundra CBD and improve traffic flow, travel times and safety for all road users.

The program of works includes progressing the Nicklin Way to Third Avenue connection providing alternative access into the Caloundra CBD and fast-tracking construction for future upgrades to the Caloundra Road, Nicklin Way and Pelican Waters Boulevard intersection to improve safety and reduce congestion. The program also includes constructing a new north-south overpass over Caloundra Road connecting Kawana Way Link Road to Bells Creek Arterial Road to keep traffic moving and upgrading the Caloundra Road and Bellvista Boulevard intersection to boost capacity and improve the flow of traffic. The program will also deliver a new link between Aura Boulevard and Pelican Waters Boulevard to ease pressure on Caloundra Road.

The Wave will see the delivery of a new direct heavy rail line from Beerwah to Birtinya linking with a state-of-the-art metro hub that will connect to the Sunshine Coast Airport through Maroochydore. The program includes a $5.5 billion investment for Stage 1 (Beerwah to Caloundra – 19 kilometres) and planned investment for Stage 2 (Caloundra to Birtinya – 7 kilometres) and a Stage 3 high-capacity, high frequency metro service from Birtinya to the Sunshine Coast Airport, which will be supported by the Mooloolah River Interchange Upgrade.

Cross River Rail

This project involves a new 10.2 kilometre rail line from Dutton Park to Bowen Hills, including 5.9 kilometres of twin tunnels under the Brisbane River and CBD and four new high-capacity underground stations (at Boggo Road, Woolloongabba, Albert Street and Roma Street).

The Cross River Rail project is being delivered in partnership with the private sector through two major infrastructure packages of work: Tunnel, Stations and Development with Pulse Consortium through a public private partnership; and Rail, Integration and Systems through an alliance model with Unity Alliance.

The project will also support the introduction of a new signalling system, the European Train Control System.

Commercial negotiations were resolved in 2025, leading to a revised delivery program to 2029 and additional funding to address the impacts of protracted industrial action, the

8

Capital Statement 2026-27

COVID-19 pandemic, supply chain disruptions, cost escalation, ongoing wet weather and localised flooding on the Cross River Rail project.

New School Infrastructure

The Government will commence delivery of four new state schools in high growth areas across Queensland in 2026-27.

Capital funding of over $700 million over five years will deliver new school infrastructure including a new primary school in Greater Flagstone, a new secondary school in Ripley Valley and new special schools in Wynnum-Manly and Townsville. This is in addition to the two new primary schools, a new secondary school, an academy and six new special schools or campuses funded since November 2024.

The Government is also investing in Crime Prevention and Youth Justice Schools, with $90 million over five years to deliver new schools in Townsville, Rockhampton, Ipswich, South East Queensland and North Queensland. This brings the total number of new schools being delivered by this Government to 22.

Electricity Maintenance Guarantee

In 2026-27, the Electricity Maintenance Guarantee will continue to deliver an investment, performance and accountability framework for asset maintenance on state-owned power plants. Over the next five years, Stanwell, CS Energy and CleanCo will invest $1.806 billion in existing assets, ensuring they operate effectively and place downward pressure on prices.

This builds on an investment of almost $400 million in 2025-26, including major overhauls at Callide C, Tarong and Wivenhoe Power Stations. In 2026-27, the Guarantee will support a further $523.5 million of investment into existing state-owned generation assets.

GOCs are accountable for asset maintenance and performance, including key performance indicators (KPIs) in respect of maintenance investment, personal safety, process safety and plant performance. Building on strong performance in 2024-25, all generators achieved their summer availability targets in 2025-26 with actual performance exceeding 90% on average.

Energy Roadmap

The Queensland Energy Roadmap, released in October 2025, is a pragmatic plan for the state’s energy system focused on the investment and market outlook to 2030 and beyond, providing certainty for investors, industry, communities and consumers.

In 2026-27, state-owned energy businesses are investing over $5 billion across the supply chain – transmission, distribution and generation – to improve Queensland’s energy assets while building what is needed for the future. This includes $2.096 billion to maintain and extend the electricity network, $91 million for Stanwell to complete the 300-megawatt

9

Capital Statement 2026-27

Stanwell Battery and $35 million to progress the Lockyer Energy Project and $78.6 million for CS Energy to continue development of the Brigalow Gas Peaking Plant in partnership with APA.

In 2026-27, Queensland Hydro will invest $324.3 million to continue early works and progress the Borumba Pumped Hydro Energy Storage (PHES) as part of a joint energy and water security project, subject to ongoing assessment through the Queensland Investment Corporation (QIC) Review. QIC is also leading the continued investigation of smaller, more manageable pumped hydro projects and private sector engagement on behalf of the State.

The Government is also delivering major network infrastructure, including $501.1 million for Powerlink to progress the Gladstone Project to strengthen the transmission network in the Central Queensland region and $122.4 million for synchronous condensers to support system strength.

CopperString

QIC is delivering CopperString, with construction to commence on the Eastern Link in 2028 and commercial operations in 2032 (subject to approvals).

To deliver CopperString from Townsville to Mt Isa, the Budget allocates $420 million in 2026-27 as part of a record $3.246 billion investment. Key works in 2026-27 include the Hughenden Hub and local road upgrades to enable oversize and heavy transport along the corridor.

The $200 million North West Energy Fund is backing new energy projects to improve reliability, lower costs and support industry across the region. It will support local energy solutions in and around Mount Isa, Cloncurry, Julia Creek and Richmond to boost reliability and help drive down power costs.

The Fund is intended to enhance reliability of electricity supply in the North West Minerals Province and surrounding regions, including through gas, storage and wind and solar projects.

As part of the commitment to CopperString, $50 million in legacy projects is also being delivered in communities across the state’s north and north west through the Community Benefits Fund. This initiative will deliver community infrastructure, housing and accommodation, as well as economic and workforce development.

Disaster Resilience Program

The start of 2026 saw two tropical cyclones, ex-Tropical Cyclone Koji and ex-Tropical Cyclone Narelle, along with widespread flooding. The Government was quick to respond to the devastating impacts of these disaster events, providing immediate assistance under the jointly funded Disaster Recovery Funding Arrangements (DRFA).

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Capital Statement 2026-27

In addition to immediate support provided under the DRFA, the Federal and Queensland Governments also approved several extraordinary packages to respond to these disaster events, totalling over $220 million. This includes building roads back better, assisting primary producers and small businesses, supporting community health and wellbeing, implementing an environmental recovery package, and repairing sport and community recreation assets.

In 2026-27, an estimated $2.486 billion will be spent on the community’s broader disaster recovery program from these events. This includes personal hardship assistance, loans and grants for primary producers, small businesses and not-for-profit organisations and for the reconstruction and enhanced resilience of Federal, State and Local Government infrastructure.

As one of the most disaster-impacted states in Australia, it is vital to help local Queensland communities better prepare for natural disasters. Increasing the resilience of infrastructure and investing in innovative programs to lessen the impact of natural disasters will allow communities to recover more quickly should a natural disaster occur.

As part of the 2026-27 State Budget, the Queensland Reconstruction Authority will continue to administer the $450 million Queensland Resilience and Risk Reduction Program. This will deliver high-priority infrastructure projects and support locally led disaster resilience and risk reduction initiatives. A further $54.9 million will also be allocated towards infrastructure projects supporting crucial access links and upgrades to rural and remote access points, jointly funded by the Queensland and Federal Governments.

Increase Prison Capacity

The Government is investing $2.387 billion to increase adult prison capacity at the Arthur Gorrie, Townsville Correctional Centres and across the system, with a focus on delivering an expansion of the Townsville Correctional Centre earlier than initially planned by 2028. The additional capacity will help meet projected growth in prisoner numbers to keep the community safe.

Courthouse Infrastructure

The Government is continuing to deliver critical courthouse infrastructure and security upgrades to support enhanced justice service delivery. This includes continuation of courtroom expansions at the Brisbane Supreme and District Court and Townsville Courthouse, restoration of the heritage-listed Bowen and Maryborough Courthouses and completion of the Domestic and Family Violence (DFV) Courthouse Improvements Program.

•

Construction has commenced at the Brisbane Supreme and District Court and Townsville Courthouse to increase court capacity and provide modern, fit-for-purpose facilities, with Townsville to be completed in 2026-27.

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Capital Statement 2026-27

•

Restoration of the heritage-listed Bowen and Maryborough Courthouses is progressing as part of the $25 million heritage remediation program, which will prioritise the preservation and protection of these historic courthouses while enhancing functionality and accessibility for the community.

Kirwan Police Complex - Stage 2

The Government will continue to progress work on Stage 2 of the Kirwan Police Complex, creating a modern, purpose-built facility for the North Queensland Police Academy and the Townsville Dog Squad, with the remaining construction costs projected to be $98.2 million over the period 2026-27 to 2028-29 (of the total estimated cost of $100 million).

The new academy will increase recruit capacity to 144 recruits in each intake, increasing from the current capacity for 63 recruits at the existing facility. The Kirwan Police Facility (Stage 1) will support up to 300 frontline police and specialist staff and will strengthen crime response, intelligence and disaster response coordination across North Queensland. Stage 2 of the complex is expected to become operational in 2029-30.

Ayr, Hervey Bay and Kingaroy Fire and Rescue Stations

The Government will invest $31.4 million over three years, commencing in 2026-27, for the replacement of the Ayr, Hervey Bay and Kingaroy Fire and Rescue Stations.

The Hervey Bay investment also includes a four-bay vehicle shed to house response vehicles and technical rescue equipment.

This investment is critical to addressing population growth and disaster risks, enabling timely emergency responses for the community, particularly as development expands away from the original Hervey Bay town centre and existing station.

Youth Detention Centre

The Government will continue to progress work on a new youth detention centre at the Woodford Correctional Precinct, north west of Brisbane, with the remaining construction costs projected to be $294.7 million over the period to 2027-28 (of the total estimated cost of $982.6 million).

The centre includes 112 beds across two campuses. The first campus is expected to be complete in the second half of 2027.

Gladstone Port Northern Land Expansion Project

The Northern Land Expansion Project involves construction of a bund wall for a new reclamation area at the port’s Northern Trade Precinct near Fisherman’s Landing. This development supports the release of additional land at the Port of Gladstone for prospective users, and will facilitate the long-term development of other heavy industries.

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Capital Statement 2026-27

Cairns Marine Precinct – Common User Facility

The Government has committed to deliver an expansion of the Cairns Marine Precinct through the development of a Common User Facility delivered by Far North Queensland Ports Corporation Limited (trading as Ports North), supporting the expansion of maritime maintenance capacity and capability in northern Australia.

The project will support the State’s broader focus on strengthening regional economies, creating skilled jobs and building long-term infrastructure for Far North Queensland.

The Queensland Government has committed $207 million and is working with the Federal Government, which has committed $180 million. In partnership with industry, this funding will support delivery of the Common User Facility, including $8.3 million in 2026-27 to progress critical activities and market engagement.

Bowen Wharf Replacement Project

North Queensland Bulk Ports Corporation is progressing design and approvals for the replacement of the Bowen Wharf, which is nearing the end of its useful life.

Following extensive consultation with stakeholders on potential options, a preferred design was selected in 2024-25. The 2026-27 Budget includes $8 million to finalise detailed design works, environmental approvals and construction contracts for the $50 million Bowen Wharf replacement project. Construction works are planned to commence in 2027.

Dam Improvement Program

The 2026-27 Budget allocates $276.2 million to ensure state-owned dams meet modern engineering standards and continue to operate safely during extreme weather events.

Seqwater’s dam improvement program in 2026-27 includes $86.7 million for construction works on the Lake MacDonald Dam Improvement Project, $66.1 million to continue planning and enabling works at Somerset Dam and $20.5 million for staged strengthening of North Pine Dam.

The Budget also allocates $90 million to Sunwater dam improvement projects in 2026-27, including $59.8 million to continue progressing the rebuild of Paradise Dam.

South East Queensland and Surrounds Water Security Program

The 2026-27 Budget allocates over $500 million to enhance and maintain water security across South East Queensland and surrounding regions, helping to ensure a safe, reliable and sustainable water supply for a growing population of approximately 3.8 million.

Key investments include $263.7 million to maximise and maintain the performance of existing assets, $9.5 million to continue planning and enabling works for a new Wyaralong Water Treatment Plant connecting Wyaralong Dam to the South East Queensland Water Grid and continued investigations for future water supply capacity.

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Capital Statement 2026-27

Barlil and Cooranga Weirs

The 2026-27 Budget provides $20.7 million for Sunwater to progress planning and design work for the Barlil Weir and Cooranga Weir projects, supporting improved water reliability in the South Burnett and North Burnett regions.

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Capital Statement 2026-27

1.3	Queensland’s infrastructure frameworks

The Government’s infrastructure frameworks focus on achieving robust capital planning, quality investment decisions and economic development. These processes are critical in effectively assessing and prioritising delivery of an infrastructure program and are informed by the latest population projections from the Queensland Government Statistician’s Office.

Regional Infrastructure Plans

The Government has committed to delivering Regional Infrastructure Plans embedded within the new statutory Regional Plans, to support delivery of one million homes by 2044 across Queensland. This approach strengthens coordination between land use and infrastructure planning and provides greater clarity for stakeholders.

As statutory plans with a 20-year horizon, these plans are setting clear housing and economic growth goals and establishing growth area priorities in each region. Developed through consultation with stakeholders, each plan will maintain a place-based approach, focusing on transformative infrastructure relevant to each region and improve prioritisation of Government infrastructure.

The Queensland Government Infrastructure Pipeline

The Queensland Government Infrastructure Pipeline provides industry with visibility of the Government’s infrastructure program, giving greater clarity and confidence and helping to inform industry preparedness, including supply chain and workforce planning. The Queensland Government Infrastructure Pipeline also demonstrates the Government’s commitment to meeting Queensland’s future infrastructure needs. The Queensland Government Infrastructure Pipeline dashboard comprises:

•	infrastructure delivery pipeline – infrastructure commitments and activity expected to be delivered over the next four years

•	infrastructure planning pipeline – proposals moving through different stages of assessment (subject to Government consideration and final investment decisions).

The Queensland Government Infrastructure Pipeline is being refreshed in response to the Queensland Productivity Commission recommendations and industry feedback.

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Capital Statement 2026-27

Infrastructure Proposal Development Policy

The Infrastructure Proposal Development Policy sets objectives for planning and assessing major infrastructure, to ensure the Government undertakes careful long-term planning for the state’s infrastructure needs by:

•	aligning agency infrastructure programs with whole-of-government objectives to optimise outcomes for the state

•	supporting agencies to improve and mature their infrastructure planning and assessment capabilities

•	providing targeted assistance and assurance advice to agencies on major infrastructure proposal development

•	ensuring frameworks and systems are in place and applied to give government confidence in infrastructure investment decisions.

Project Assessment Framework

The Project Assessment Framework is used across government to ensure a consistent and rigorous approach to assessing projects at critical stages in their development lifecycle.

The Project Assessment Framework is administered by Queensland Treasury and applied by government departments to evaluate proposals for infrastructure projects and for the procurement of goods and services. The Project Assessment Framework may also be used by other government entities when developing and implementing project assessment methodologies.

Business Case Development Framework

The Business Case Development Framework supports the implementation of the Project Assessment Framework by providing agencies with detailed guidance and tools to complete assessment and assurance of infrastructure proposals. The Business Case Development Framework informs the development of proposals from early assessment stages through to the detailed business case stage. It is scalable and can be applied to all infrastructure proposals.

The Business Case Development Framework ensures that major infrastructure proposals are thoroughly assessed to provide a well-informed basis for government investment

16

Capital Statement 2026-27

decisions. The Business Case Development Framework guidance materials and templates are published and maintained by the Department of State Development, Infrastructure and Planning.

17

Capital Statement 2026-27

2	2026-27 Capital program overview

2.1	Introduction

In this Budget, the Government has allocated a total of $29.616 billion in 2026-27 to deliver a broad range of capital works projects across the state.

The budgeted investment envelope will help create jobs, support Queensland businesses and grow the economy, including in Queensland’s vital regional areas. The 2026-27 capital program is estimated to directly support around 71,500 jobs across the state.

The 2026-27 capital program comprises $23.938 billion of purchases of non-financial assets and acquisitions of non-financial assets under finance leases and $5.678 billion of capital grants expenses.

Importantly, the 2026-27 capital program demonstrates the Government’s commitment to growing the state’s regions, with $20.515 billion, or 69.3% of the capital program in 2026-27 to be spent outside of the Greater Brisbane region (Brisbane and Redlands, Logan and Ipswich), supporting an estimated 48,500 jobs across those regions.

The Government’s capital program includes a range of infrastructure projects in the port, rail, water and energy sectors being delivered through the state’s Public Non-financial Corporations sector (that is, commercial entities of the Government, including government-owned corporations).

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Capital Statement 2026-27

2.2	Capital purchases

The Government is continuing to provide the essential economic and social infrastructure needed to support economic growth, deliver essential services and ensure ongoing improvements in the quality of life enjoyed by Queensland’s growing population.

Capital purchases in 2026-27, categorised according to purpose, are outlined in Chart 1. Transport continues to account for the largest share of purchases, followed by energy infrastructure and health, housing and community services infrastructure.

Chart 1	Capital purchases by purpose 2026-27

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Capital Statement 2026-27

Table 1 outlines the capital purchases by Government entity, including the 2025-26 year (estimated actual) and the Budget for 2026-27. Transport and Main Roads has the largest proportion of total capital purchases.

Table 1	Capital purchases by Queensland Government entity[1,2]

Entity	2025-26 Est. Actual $‘000	2026-27 Budget $‘000
Customer Services, Open Data and Small and Family Business	23,926	27,423
Education	1,229,853	1,497,639
Environment, Tourism, Science and Innovation	122,894	138,612
Families, Seniors, Disability Services and Child Safety	21,687	78,799
Housing and Public Works	1,137,066	1,065,676
Justice	115,461	143,373
Legislative Assembly of Queensland	16,140	17,456
Local Government, Water and Volunteers
Local Government, Water and Volunteers	11,271	7,069
Water Distribution and Supply	1,020,345	948,797
Natural Resources and Mines, Manufacturing and Regional and Rural Development	22,687	19,232
Premier and Cabinet	166	479
Primary Industries	17,041	33,036
Queensland Corrective Services	194,259	363,853
Queensland Fire Department	132,185	101,905
Queensland Health	2,419,382	4,040,272
Queensland Police Service	224,876	299,438
Queensland Treasury
Queensland Treasury	2,743	—
Energy Transmission, Distribution and Generation Sector	5,463,909	5,573,358
Sport, Racing and Olympic and Paralympic Games	84,001	56,239
State Development, Infrastructure and Planning	193,478	566,793
Trade, Employment and Training	76,225	105,662
Transport and Main Roads
Transport and Main Roads	6,362,213	8,177,721
Port Authorities	214,271	164,467
Queensland Rail	1,560,771	1,610,843
Cross River Rail Delivery Authority	904,857	567,543
Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	902	1,240
Youth Justice and Victim Support	461,397	250,938
Other agencies[3]	2,505	345
Other adjustments[4]	(333,945)	579,796
Anticipated contingency reserve[5]	(400,000)	(2,500,000)

Total capital purchases	21,302,566	23,938,004

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Capital Statement 2026-27

Total capital purchases breakdown	2025-26 Est. Actual $‘000	2026-27 Budget $‘000
Consisting of:
Purchases of non-financial assets per Non-financial Public Sector Cash Flow Statement (BP2 Table 8.9)	20,230,522	23,436,567
New leases	1,072,044	501,437

Total capital purchases	21,302,566	23,938,004

Notes

1.	Includes all associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	Includes other government entities with non- material capital programs.
4.	Representing inter- agency eliminations, movements in capital payable and receivable, funds held centrally and other accounting adjustments to align with Uniform Presentation Framework Statements.
5.	Contingency recognises that on a whole- of- government basis there is likely to be under spending resulting in a carryover of capital allocations.

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Capital Statement 2026-27

2.3	Capital grants

The Government provides a range of grants to non-government entities (i.e. not government departments or statutory bodies) and individuals for capital acquisitions.

Total capital grants are expected to be $5.678 billion in 2026-27, with Chart 2 below outlining the capital grants to local governments (LG) and non-government organisations (NGOs).

Chart 2	Capital grants by purpose and recipient

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Capital Statement 2026-27

Table 2 shows the planned expenditure on capital grants by Government entities for 2026-27. The Queensland Reconstruction Authority within the Queensland Fire Department has the highest proportion of capital grants, followed by the Department of State Development, Infrastructure and Planning.

Table 2	Expenditure on capital grants by Queensland Government entity[1,2]

Entity	2025-26 Est. Actual $‘000	2026-27 Budget $‘000
Education	139,788	144,137
Environment, Tourism, Science and Innovation	121,574	166,884
Families, Seniors, Disability Services and Child Safety	13,476	8,715
Housing and Public Works	675,782	721,162
Justice	—	1,500
Local Government, Water and Volunteers	461,483	402,622
Natural Resources and Mines, Manufacturing and Regional and Rural Development	122,121	125,883
Premier and Cabinet	1,550	1,650
Queensland Fire Department	1,550,657	1,676,820
Queensland Police Service	7,274	3,786
Queensland Treasury	125,573	76,195
Sport, Racing and Olympic and Paralympic Games	165,782	293,141
State Development, Infrastructure and Planning	1,138,019	1,593,268
Trade, Employment and Training	16,800	17,520
Transport and Main Roads
Transport and Main Roads	713,872	587,489
Cross River Rail Delivery Authority	37,123	57,337
Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	2,628	9,428
Other adjustments[3]	20,789	(209,403)

Total capital grants	5,314,291	5,678,134

Notes

1.	Includes associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	Includes assets transferred, funds held centrally and other technical accounting adjustments.

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Capital Statement 2026-27

3	Capital outlays by entity

3.1	CUSTOMER SERVICES, OPEN DATA AND SMALL AND FAMILY BUSINESS

The Customer Services, Open Data and Small and Family Business portfolio includes the Department of Customer Services, Open Data and Small and Family Business, the shared services providers of Queensland Shared Services and Corporate Administration Agency, and the commercialised business unit of CITEC. The portfolio’s capital program for 2026-27 is $27.4 million.

Department of Customer Services, Open Data and Small and Family Business

The Department has capital purchases of $5.6 million in 2026-27.

Program Highlights (Property, Plant and Equipment)

•	$4.6 million for property, plant and equipment.

•	$1 million for refurbishment of the Garbutt Customer Service Centre (Townsville).

CITEC

CITEC has capital purchases of $20.4 million in 2026-27, comprising of infrastructure, maintenance of existing systems, hardware replacement and storage services.

Program Highlights (Property, Plant and Equipment)

•	$9 million to manage and maintain the Public Safety Network Management Centre.

•	$8.1 million to replace the existing data storage service solution.

•	$1.8 million to refresh existing connectivity equipment.

Queensland Shared Services

Queensland Shared Services has capital purchases of $1.4 million in 2026-27.

Program Highlights (Property, Plant and Equipment)

•	$1.4 million for Townsville site refurbishment.

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Capital Statement 2026-27

Customer Services, Open Data and Small and Family Business

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF CUSTOMER SERVICES, OPEN DATA AND SMALL AND FAMILY BUSINESS
Property, Plant and Equipment
Other Property, Plant and Equipment	Various	4,646		4,646
Garbutt Customer Service Centre Refurbishment	318	2,000		1,000	1,000

Total Property, Plant and Equipment				5,646

CITEC
Property, Plant and Equipment
Public Safety Network Management Centre	Various			9,045	Ongoing
Data storage solution	Various			8,116	Ongoing
Refresh connectivity equipment	Various			1,805	Ongoing
Refresh storage access network fabric equipment	Various			1,115	Ongoing
Refresh storage equipment	Various			296	Ongoing

Total Property, Plant and Equipment				20,377

QUEENSLAND SHARED SERVICES
Property, Plant and Equipment
Queensland Shared Services Regional Site Refurbishment	318	1,400		1,400

Total Property, Plant and Equipment				1,400

TOTAL CUSTOMER SERVICES, OPEN DATA AND SMALL AND FAMILY BUSINESS (PPE)				27,423

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Capital Statement 2026-27

3.2	EDUCATION

Total capital purchases for the Education portfolio (including the Department of Education, Arts Queensland and related entities) are $1.498 billion in 2026-27. Total capital grants for the portfolio are $144.1 million in 2026-27.

Department of Education

The 2026-27 capital purchases of $1.457 billion includes capital works of $1.375 billion to deliver and maintain purpose built, accessible and modern infrastructure for Queensland children to enjoy positive learning environments.

The budget is providing increased funding of $700 million over 5 years, including $254.1 million held centrally, for the planning and construction of new schools including a new secondary school in Ripley Valley, a new primary school in Greater Flagstone, two new special schools in Townsville and Wynnum-Manly and stage 2 of the new secondary school in Gracemere.

Program Highlights (Property, Plant and Equipment)

•

$459.2 million to plan and construct new schools in Queensland’s fastest growing communities, including a new Health Sciences Academy in Rockhampton and a new secondary school in Gracemere, both to open in 2028.

•	$266 million for the provision of additional facilities at existing state schools experiencing rapid enrolment growth.

•	$276.3 million to upgrade or provide additional school and early childhood education infrastructure that enhances education outcomes and associated servicing needs.

•	$204.4 million for the renewal (major refurbishment and replacement) of existing infrastructure.

•	$106.8 million to acquire land for future new and expanded schools.

•	$82 million for plant and equipment purchases.

•	$62 million for infrastructure works to meet legislative obligations and safety requirements.

Program Highlights (Capital Grants)

•	$144.1 million is provided for the non-state schooling sector and student hostels.

Queensland Curriculum and Assessment Authority

The Authority’s capital program of $3.1 million for 2026-27 includes enhancements to software applications that support the delivery of high-quality curriculum, assessment and reporting services to Queensland schools and teachers.

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Capital Statement 2026-27

Arts Queensland

Arts Queensland’s capital purchases for 2026-27 are $30.5 million for continued asset renewal, replacement and delivery including:

Program Highlights (Property, Plant and Equipment)

•	$19.3 million to deliver a flexible performance space within the Queensland Performing Arts Centre.

•	$4.2 million to continue delivery of the new performing arts venue at the Queensland Performing Arts Centre, benefiting Queensland artists and audiences.

•	$1.5 million for Hostile Vehicle Mitigation and Roadworks around the Queensland Cultural Centre.

Library Board of Queensland

The Library Board of Queensland has capital purchases of $2.2 million in 2026-27 to continue to purchase heritage collections, information collections, intangible assets in the form of digital collections, and replace information technology equipment.

Program Highlights (Property, Plant and Equipment)

•	$1.6 million to acquire new items for the digital, heritage and information collections.

•	$688,000 to replace information technology equipment.

Queensland Art Gallery

The Queensland Art Gallery has capital purchases of $2.8 million in 2026-27 for the continued acquisition of artworks for the State Art Collection, and for life-cycle replacement of other property, plant and equipment assets.

Program Highlights (Property, Plant and Equipment)

•	$2.5 million for artwork acquisitions.

•	$250,000 to replace other property, plant and equipment.

Queensland Museum

The Queensland Museum has capital purchases of $1.2 million in 2026-27 to effectively safeguard the State Collection and preserve state-owned infrastructure.

Queensland Performing Arts Trust

The Queensland Performing Arts Trust has capital purchases of $1 million in 2026-27 for strategic capability enhancements to technical equipment, towards service of spaces offered by the Melbourne Street Green Cafe, as well as life-cycle replacement of other property, plant and equipment assets.

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Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF EDUCATION
Property, Plant and Equipment
Capital Works Program
Aitkenvale State School - Upgrade four learning spaces in Block H	318	1,282	225	1,057
Alexandra Hills State High School - Fire Hydrant upgrade	301	827	146	681
Algester State School - Electrical Upgrade	303	663	267	396
Beenleigh Special School - New admin resource centre	311	36,709	3,738	23,246	9,725
Broadbeach State School - New general learning centre	309	23,688	7,480	8,518	7,690
Browns Plains State High School - Multi-purpose hall	311	16,794	15,163	468	1,163
Buranda State School - New general learning and administration resource centre	303	32,900	26,292	6,097	511
Cairns State Special School - Additional classrooms	306	15,980	12,253	2,506	1,221
Charters Towers Central State School - Refurbish learning space	318	866	37	829
Charters Towers School of Distance Education - Library extension	318	3,031	1,445	918	669
Cherbourg State School - New Building for Buwu Program	319	3,000	121	2,879
Clermont State School - Upgrade multi-purpose courts	312	833	442	391
Cleveland District State High School - Electrical Upgrade	301	1,182	90	724	368
Coomera State Special School - General learning and specialist spaces	309	33,735	13,661	11,676	8,398
Corymbia State School - Stage 2	311	29,704	13,640	12,009	4,054
Currimundi State School - Refurbish Block B	316	1,732	1,170	562
Dalby State High School - Multi-purpose hall	307	11,461	4,415	5,043	2,002
Discrete Communities Infrastructure Improvement	Various	43,972		13,225	30,747
Emerald State High School - Specialist spaces and administration	308	16,920	6,124	7,915	2,881
Flood Resilience	Various	62,248		17,933	44,315

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Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
General and minor works - Early Childhood Education and Care	Various			17,264	Ongoing
General and Minor Works - Education	Various			16,641	Ongoing
Growth projects in Brisbane and Redlands	301	163,697	4,776	82,006	76,915
Growth projects in Darling Downs - Maranoa	307	28,207	432	4,799	22,977
Growth projects in Ipswich	310	45,988	21,163	7,895	16,930
Growth projects in Moreton Bay	313	7,159	536	6,353	270
Growth projects in Wide Bay	319	26,702	306	3,659	22,737
Helensvale State School - New outdoor learning area	309	676	338	338
Hermit Park State School - Grounds enhancements	318	520		520
Hopevale Campus of Cape York Aboriginal Australian Academy - Refurbish learning space	315	1,472	422	1,050
Humpybong State School - Electrical Upgrade	313	402	121	281
Ipswich Special School - Stage 1 of masterplan	310	19,074	5,001	11,088	2,986
James Nash State High School - Refurbish and upgrade specialist spaces	319	11,582	2,190	6,583	2,808
Keebra Park State High School - Performing Arts building	309	17,295	515	8,521	8,259
Kelvin Grove State College - Priority electrical upgrades	305	1,437	393	751	292
Kingston State School - Refurbish amenities	311	950	147	804
Land acquisition	Various			106,820	Ongoing
Legislative obligations and safety	Various			54,892	Ongoing
Lockhart State School - Replace modular buildings	315	1,452	693	759
Loganlea State High School - General learning and specialist spaces	311	25,023	13,815	9,523	1,684
Loganlea State High School - Multi-purpose hall	311	16,503	9,086	6,409	1,009
Manly State School - General learning spaces	301	17,834	16,120	1,714
Maryborough Special School - Stage 2 of master plan	319	11,040	871	9,598	571

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Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Miami State School - New general learning centre	309	22,936	5,422	8,506	9,008
Middle Park State School - New general learning centre	304	8,289	4,578	2,846	865
Miles State School-Replacement of lift in Block A	307	308		308
Mount Isa Central State School - Refurbish Block C	315	1,529	52	1,476
Mount Ommaney Special School - General learning and specialist spaces	304	8,460	1,009	6,675	776
Mount Ommaney Special School - General learning spaces, hall and site reconfiguration	304	37,600	4,893	18,800	13,907
Mundingburra State School - Refurbish Block I	318	572	78	494
New Health Sciences Academy in Rockhampton	308	95,000	517	39,588	54,895
New primary school in Caloundra South	316	98,772	12,522	47,766	38,484
New primary school in Holmview	311	93,812	40,739	50,217	2,856
New primary school in Ripley (White Rock)	310	112,790	3,212	35,899	73,679
New Schools ¹	Various	586,213	4,473	36,997	544,743
New secondary school in Gracemere	308	166,300	3,027	44,212	119,061
New secondary school in Logan Reserve	311	283,316	72,345	108,862	102,109
New special school in Ipswich West (Stage 1) ²	310	7,490	5,624	1,866
New special school in Logan Central (Berrinba)	311	76,900	28,113	38,310	10,477
New special school in Logan Reserve	311	135,172	48,242	55,497	31,433
Newmarket State School - New general learning spaces building	305	4,276	2,777	1,007	492
North Arm State School - Electrical Upgrade	316	468	136	332
Northern Peninsula Area State College - Junior Campus - Refurbish Block E amenities	315	2,350	659	1,499	193
Northern Peninsula Area State College - Senior Campus - Amenities Upgrade	315	866	4	862
Northern Peninsula Area State College - Senior Campus - Site renewal	315	767	270	497
One Mile State School - Amenities upgrades	319	2,400	179	2,221

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Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Pimpama State Secondary College- Electrical Upgrade	309	597	41	556
Pine Rivers Special School - General learning building and amenities	314	7,848	4,028	3,820
Queensland Pathways State College - Townsville - Renewal and roof replacement	318	6,132	2,541	1,510	2,080
Red Hill Special School - Ithaca Campus - School consolidation to Ithaca Campus	305	56,342	38,973	14,895	2,473
Renewal of existing infrastructure	Various			187,457	Ongoing
Richmond State School - Refurbish Block A	315	572	48	523
Roma State College - Senior Campus- Replacement of lift in Block A	307	403		403
Sarina State High School - site access upgrade	312	1,191	728	463
School Hall infrastructure including new, upgrade and refurbishment	Various	82,312	2,750	26,890	52,672
School playground and tuckshop upgrades	Various	15,960		15,960
School Sports Infrastructure	Various	43,053		43,053
School Subsidy Scheme	Various	67,350	25,418	11,932	30,000
School Upgrade Fund	Various	72,366	53,486	18,880
Spinifex State College - Mount Isa - Junior Campus - Increase specialist spaces	315	17,331	7,982	6,259	3,091
Springfield Central State High School - Refurbishment of buildings	310	8,930	4,728	2,809	1,393
St George State School - Replacement of lift in Block C	307	288	36	252
Sunnybank Hills State School - General learning, amenities and administration spaces	303	18,330	4,899	10,341	3,090
Sunnybank Special School - New general learning and amenities and carpark	303	19,740	1,619	12,063	6,058
Sunshine Beach State High School - Fire Hydrant upgrade	316	962	258	705
Tagai State College - 6 campuses - Water Reticulation Upgrades	315	2,145	91	2,054
Thursday Island Child Care Centre - upgrade playground	315	1,692	800	892
Toowong State School - General learning centre	304	20,680	4,051	11,740	4,889

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Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Western Suburbs State Special School - New administration and learning centre	310	31,300	16,813	11,005	3,482
Woodcrest State College - New specialist spaces	310	12,569	3,193	6,688	2,688
Woody Point Special School - New general learning centre	313	24,148	18,292	2,213	3,644
Yarrabah State School - Secondary Campus - Amenities upgrades	306	640		640
Yeppoon State High School - Rectification of Block D	308	1,079	320	759

Sub-total Capital Works Program				1,374,839

Plant and Equipment
Plant and Equipment - Department of Education	Various			82,028	Ongoing

Total Property, Plant and Equipment				1,456,867

Capital Grants
Capital grants - Education	Various			144,137	Ongoing

Total Capital Grants				144,137

QUEENSLAND CURRICULUM AND ASSESSMENT AUTHORITY
Property, Plant and Equipment
Plant and Equipment - Queensland Curriculum and Assessment Authority	Various			3,101	Ongoing

Total Property, Plant and Equipment				3,101

ARTS QUEENSLAND
Property, Plant and Equipment
Flexible Performance Space	305	21,600	2,292	19,308
Glasshouse Theatre ³	305	235,460	231,295	4,165
Hostile Vehicle Mitigation and Roadworks around the Queensland Cultural Centre	305	11,700	10,200	1,500
Urgent unavoidable strategic capital priorities at the Queensland Cultural Centre	305	10,000		2,500	7,500

32

Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Capital program to renew end of life assets and building fabric at the Queensland Cultural Centre	305	12,000		3,000	9,000

Total Property, Plant and Equipment				30,473

LIBRARY BOARD OF QUEENSLAND
Property, Plant and Equipment
Information technology equipment	305			688	Ongoing
Digital collection	305			795	Ongoing
Information collection	305			349	Ongoing
Heritage collection	305			415	Ongoing

Total Property, Plant and Equipment				2,247

QUEENSLAND ART GALLERY
Property, Plant and Equipment
Acquisitions for the Queensland Art Gallery’s collection	305			2,500	Ongoing
Ongoing replacement of plant and equipment	305			250	Ongoing

Total Property, Plant and Equipment				2,750

QUEENSLAND MUSEUM
Property, Plant and Equipment
Lifecycle replacement of operational property, plant and equipment including exhibition assets	305			1,201	Ongoing

Total Property, Plant and Equipment				1,201

QUEENSLAND PERFORMING ARTS TRUST
Property, Plant and Equipment
Lifecycle replacement of operational property, plant and equipment	305			1,000	Ongoing

Total Property, Plant and Equipment				1,000

33

Capital Statement 2026-27

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

TOTAL EDUCATION (PPE)				1,497,639

TOTAL EDUCATION (CG)				144,137

Notes:

1.

This funding, and additional funding held centrally, is allocated to deliver a primary school in Greater Flagstone, a secondary school in Ripley Valley, and six new special schools in Springfield/Redbank, Beenleigh, Coomera, Moreton Bay South, Wynnum/Manly and Townsville.

2.	Further funding of $40 million is held centrally for this project.
3.	This project has appeared in previous budget papers as the New Performing Arts Venue, and the total project cost includes a $25 million contribution from the Queensland Performing Arts Trust.

34

Capital Statement 2026-27

3.3 ENVIRONMENT, TOURISM, SCIENCE AND INNOVATION

In 2026-27, the capital program for the Department of the Environment, Tourism, Science and Innovation is $305.5 million. This includes $138.6 million in capital purchases and $166.9 million in capital grants to support the department to conserve, protect and promote Queensland’s unique biodiversity and protected areas, drive a high-quality, sustainable tourism industry and enable new ideas and technologies to create lasting economic and environmental benefits for Queensland.

Program Highlights (Property, Plant and Equipment)

•	$57.8 million to acquire high-priority land and expand the protected area portfolio as part of the $111.3 million over 2 years within the Growing World Class Protected Areas and Ecotourism program.

•

$2 million towards visitor and management infrastructure to support protected area expansion with $15 million over 4 years including establishment costs for recent acquisitions such as the Tonkoro and Vergemont properties.

•	$24 million to deliver the Wangetti Trail, creating a signature adventure-based ecotourism experience in Far North Queensland.

•	$5.7 million for the purchase of additional fire vehicles, fire units and support equipment as well as upgrades to road and fireline networks and management infrastructure.

•	$5 million to upgrade The Settlement and Purling Brook precincts to improve the visitor experience within Springbrook National Park.

•	$3.2 million to support ecotourism projects that will assist in delivering Queensland’s Destination 2045 ecotourism policy with $32.2 million over 4 years.

•	$2.6 million for vessel replacements to support marine parks, coastal islands and wildlife and threatened species management.

•	$2.5 million for additional ranger accommodation, improved signage and upgrades to operational facilities, enhancing visitor safety and dingo conservation efforts.

•

$1.8 million to upgrade and expand the Smithfield Mountain Bike Park trail network and associated visitor infrastructure, strengthening its position as a nationally significant riding destination in Far North Queensland.

Program Highlights (Capital Grants)

•

$40.1 million under the SEQ City Deal to support new and improved infrastructure developments and plant and equipment that contribute to innovation focused priority industries and innovation growth sectors.

35

Capital Statement 2026-27

•

$37.4 million for Resource Recovery Infrastructure under the SEQ City Deal to increase resource recovery rates, facilitate organics recycling and progress the South East Queensland region towards a circular economy.

•

$22.5 million for the Tourism Icons Investment Fund to develop world-class attractions and infrastructure that enhance visitor experiences, create jobs, support tourism businesses and deliver lasting economic and social benefits to communities across the state.

•	$20 million to support the construction of new or upgraded wildlife hospital and rehabilitation facilities, a strategic investment in wildlife conservation and environmental protection.

•	$9 million for Zero Litter to the Bay 2030 to partner with local governments to upgrade stormwater network infrastructure to prevent litter escaping into Moreton Bay.

•

$5.5 million for the Regional Tourism Infrastructure Fund to support innovative and sustainable tourism projects across Queensland’s regions, addressing critical infrastructure gaps to attract more visitors, boost local economies, and showcase the state’s unique natural beauty and experiences.

•	$5 million for the Resilient Rivers Initiative under the SEQ City Deal to improve the health of the South East Queensland region’s catchments, waterways and Moreton Bay.

Environment, Tourism, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF THE ENVIRONMENT, TOURISM, SCIENCE AND INNOVATION
Property, Plant and Equipment
Growing World Class Protected Areas and Ecotourism - Land acquisitions[1]	Various	111,343		57,806	53,537
Buildings and Infrastructure
Wangetti Trail[2]	306	59,389	16,139	23,950	19,300
Springbrook National Park - The Settlement and Purling Brook precincts[3]	309	18,491	813	5,000	12,678
Growing World Class Protected Areas and Ecotourism - Ecotourism	Various	32,200		3,200	29,000
Girringun National Park - Wallaman Falls camping area upgrade	318	4,075	1,075	3,000
Quandamooka Country	Various			3,000	Ongoing
K’gari dingo management program	319	14,650	4,188	2,500	7,962
K’gari Central Station visitor facilities upgrade	319	4,118	1,875	2,243

36

Capital Statement 2026-27

Environment, Tourism, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
K’gari Waddy Point visitor facilities upgrade	319	3,715	1,541	2,174
Growing World Class Protected Areas and Ecotourism - Park management	Various	15,000		2,000	13,000
Smithfield Mountain Bike Park trail network expansion	306	15,505	660	1,771	13,074
Bushfire protection at Daisy Hill and surrounding conservation areas	301	1,275	175	1,100
Daisy Hill Conservation Park redevelopment (Shailer Section)	311	7,279	857	1,000	5,422
K’gari Strategic Access Program	319	3,365	365	1,000	2,000
Hinchinbrook Island National Park - Hinchinbrook Trail Experience[2]	306	2,228		780	1,448
Better Queensland Parks - Fire Management Uplift Program[4]	Various	5,199	4,529	670
Daintree National Park (Cape York Peninsula Aboriginal Land) - Mossman Gorge walking track	306	631	15	616
Carnarvon National Park ranger accommodation	308	1,386	1,036	350
Mudjimba Island reef protection moorings	316	800	460	340
Crater Lakes National Park visitor facilities upgrade	306	10,316	818	300	9,198
Parks and forests - other recreation and visitor facilities[1]	Various			5,052	Ongoing
Parks and forests - other management facilities[1]	Various			4,062	Ongoing

Sub-total Buildings and Infrastructure				64,108

Plant and Equipment
Better Queensland Parks - Fire Management Uplift Program[4]	Various	12,019	6,989	5,030
Vessel replacement program[2] [5]	Various	4,931	1,691	2,580	660
General plant and equipment[1]	Various			6,425	Ongoing

Sub-total Plant and Equipment				14,035

General systems development	Various			2,663	Ongoing

Total Property, Plant and Equipment				138,612

37

Capital Statement 2026-27

Environment, Tourism, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Capital Grants
SEQ City Deal - Innovation Economy Fund[2]	Various	100,000	21,726	40,095	38,179
SEQ City Deal - Resource Recovery Infrastructure[2]	Various	70,000	30,600	37,400	2,000
SEQ City Deal - Resilient Rivers Initiative[2]	Various	20,000	14,006	4,994	1,000
SEQ City Deal - Blue Heart Sunshine Coast[2]	316	20,000	16,000	4,000
SEQ City Deal - Strategic Approach under the Environment Protection and Biodiversity Conservation Act 1999[2]	Various	5,000		3,000	2,000
Wildlife Hospital - Moreton Bay Wildlife Hospital and Education Hub	314	15,000	3,000	11,000	1,000
Wildlife Hospital - RSPCA Wildlife Hospital	301	12,000	4,000	6,000	2,000
Wildlife Hospital - Marine Hospital at Sea World	309	10,000	8,000	2,000
Wildlife Hospital - Currumbin Wildlife Hospital Research and Training Precinct	309	2,000	1,500	500
Wildlife Hospital - Cairns Turtle Rehabilitation Centre	306	600	150	450
Tourism Icons Investment Fund	Various	80,000	5,000	22,500	52,500
Zero Litter to the Bay by 2030	Various	34,000		9,000	25,000
Growing Future Tourism Program	Various	22,110	14,813	7,297
Regional Tourism Infrastructure Fund	Various	20,000	3,650	5,500	10,850
Minjerribah Futures Program	301	29,750	26,765	2,985
Activate Ecotourism	Various	8,823	6,357	2,466
Palm Island tourism infrastructure projects	318	4,900	500	2,000	2,400
Pajinka infrastructure	315	3,684	1,809	1,875
Great Keppel Island Infrastructure Program	308	12,442	11,192	1,250
Whitsunday Skyway	312	5,000		1,000	4,000
Queensland Reconstruction Authority - Tropical Cyclone Jasper Tourism Resilience Recovery	306			572	Ongoing
Waste and Recycling program	Various			500	Ongoing
Great Barrier Reef Marine infrastructure	312	2,000	1,500	500

Total Capital Grants				166,884

38

Capital Statement 2026-27

Environment, Tourism, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

TOTAL ENVIRONMENT, TOURISM, SCIENCE AND INNOVATION (PPE)				138,612

TOTAL ENVIRONMENT, TOURISM, SCIENCE AND INNOVATION (CG)				166,884

Notes:

1.	This program is funded from the Queensland and Federal governments and other funding sources. 2. This program is funded from both the Queensland and Federal governments.
3.	This project has been renamed since 2025-26 Capital Statement to better describe the specific projects being undertaken within this program of works.
4.	The Better Queensland Parks - Fire Management Uplift Program’s overall capital funding has reduced by $900,000 to $17.2 million due to the conversion of funds to operating.
5.	The total estimated cost for the Vessel replacement program varies from year to year as vessel projects are completed and removed from the program and new vessels added to the program.

39

Capital Statement 2026-27

3.4	FAMILIES, SENIORS, DISABILITY SERVICES AND CHILD SAFETY

The total capital outlay for the Department of Families, Seniors, Disability Services and Child Safety is $87.5 million in 2026-27.

Total capital purchases for the portfolio are $78.8 million. These funds provide the infrastructure and systems to support our vision to be a trusted social services agency empowering people and strengthening families.

Total capital grants for the portfolio are $8.7 million. These funds include a grant to Helena’s House to support the transition of young people with a disability to a living solution of their choice, Nambour Everyday Foundation for renovations to expand services, and contributions to provide facilities in the community such as Neighbourhood Centres and Men’s Sheds.

Department of Families, Seniors, Disability Services and Child Safety

Program Highlights (Property, Plant and Equipment)

•

$25 million in 2026-27 of a total $50 million for a SecureCare residential facility specifically designed for children and young people in out-of-home care who are a danger to themselves or others. The facility will provide a secure, temporary placement for these children, offering intensive support, therapeutic interventions, and a safe environment to help them regain stability and reduce the risk of harm.

•	$19.6 million for new and replacement neighbourhood centres throughout Queensland and upgrades to existing neighbourhood centres.

•	$8.5 million for Disability Services facilities including upgrade, improvement and modification of accommodation facilities for Disability Services clients, and fit out of office accommodation.

•	$8.5 million for Child Safety facilities, including upgrades to residential care properties, and fit out and upgrade of Child Safety service centres and office accommodation.

•

$7.8 million to enhance and develop information systems and programs to provide additional system functionality, information security and contemporary technology to improve service delivery, including a continuous improvement pipeline for the Unify program.

•	$3.5 million to complete the upgrade of the Mount Isa Diversionary Centre to enable tailored services.

•	$3.2 million in 2026-27 of a total $7.6 million for the construction of a new neighbourhood centre in Rockhampton.

•	$77,000 to complete the redevelopment of the Bribie Island Neighbourhood Centre.

40

Capital Statement 2026-27

Program Highlights (Capital Grants)

•	$2.7 million in 2026-27 of a total $3.1 million to build new facilities for the Dickson Men’s Shed and Stationery Aid at James Drysdale Reserve in Bunya.

•	$1 million in 2026-27 of a total $2 million for the Mount Gravatt Men’s Shed improvement project.

•	$850,000 in 2026-27 of a total $1 million towards a new Men’s Shed in Oxenford.

•

$785,000 in 2026-27 of a total $2 million for upgrades to the Machans Beach Hall, the Stratford Bowls Club, the Holloways Beach Community Hall, Yorkeys Knob Community Hall, Koah Hall and Kuranda Hall in the Cairns northern beaches and hinterland.

•	$750,000 in 2026-27 of a total $3 million for a dedicated community and neighbourhood centre for Moggill.

•	$700,000 in 2026-27 of a total $1 million for the upgrade of Currimundi Community Hall, a community hub offering a multi-use meeting place.

•

$480,000 in 2026-27 of a total $2 million to acquire land, and commission a design and detailed business case for a new Goondiwindi Neighbourhood Centre in Southern Downs to expand disability and health services and provide more support for at-risk children and their families.

•	$400,000 towards the expansion of the Men’s Shed in Collinsville

•	$350,000 in 2026-27 of a total $2 million for the Helena’s House project to support the safe transition of young people with a disability from the family home to a living solution of their choice.

•	$350,000 in 2026-27 of a total $500,000 towards a new Men’s Shed in Labrador.

•	$200,000 in 2026-27 of a total $300,000 for the upgrade of the Bald Hills Memorial Hall amenities block to improve accessibility.

•

$200,000 in 2026-27 of a total $1 million for renovations to the Nambour Everyday Foundation Community Supermarket premises to expand their current services including providing affordable grocery options for families in need by offering low-cost food, meal programs, and school pantry initiatives.

41

Capital Statement 2026-27

Families, Seniors, Disability Services and Child Safety
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF FAMILIES, SENIORS, DISABILITY SERVICES AND CHILD SAFETY
Property, Plant and Equipment
Information Systems and Technology
Information system enhancements	Various			7,793	Ongoing
Information technology infrastructure replacement	Various			465	Ongoing

Sub-total Information Systems and Technology				8,258

Child Safety
SecureCare Residential Facility	Various	50,000		25,000	25,000
Child Safety facilities	Various			8,516	Ongoing

Sub-total Child Safety				33,516

Disability Services
Disability Services facilities	Various			8,455	Ongoing

Sub-total Disability Services				8,455

Families
Neighbourhood Centres new, replacement and upgrades	Various			19,555	Ongoing
Mount Isa Diversionary Centre upgrade	315	4,000	515	3,485
Rockhampton Neighbourhood Centre	308	7,631	2,147	3,240	2,244
Families general property upgrades	Various			2,213	Ongoing
Bribie Island Neighbourhood Centre	313	4,700	4,623	77

Sub-total Families				28,570

Total Property, Plant and Equipment				78,799

Capital Grants
Disability Services
Helena’s House	303	2,000	1,650	350

Sub-total Disability Services				350

42

Capital Statement 2026-27

Families, Seniors, Disability Services and Child Safety
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Families
Dickson Men’s Shed and Stationery Aid New Facilities	314	3,100		2,650	450
Mount Gravatt Men’s Shed improvement project	303	2,000	500	1,000	500
Oxenford Men’s Shed	309	1,000	150	850
Cairns Northern Beaches and Hinterland community hall upgrades	306	2,001	1,216	785
Moggill Community and Neighbourhood Centre	304	3,000		750	2,250
Currimundi Community Hall Upgrade	316	1,000	300	700
Goondiwindi Neighbourhood Centre	307	2,000	1,520	480
Collinsville Men’s Shed expansion	312	400		400
Labrador Men’s Shed	309	500	150	350
Bald Hills Memorial Hall	302	300	100	200
Nambour Everyday Foundation Community Supermarket	316	1,000	800	200

Sub-total Families				8,365

Total Capital Grants				8,715

TOTAL FAMILIES, SENIORS, DISABILITY SERVICES AND CHILD SAFETY (PPE)				78,799

TOTAL FAMILIES, SENIORS, DISABILITY SERVICES AND CHILD SAFETY (CG)				8,715

43

Capital Statement 2026-27

3.5	HOUSING AND PUBLIC WORKS

The Housing and Public Works portfolio includes the Department of Housing and Public Works together with statutory bodies reporting to the Minister for Housing and Public Works and Minister for Youth.

The portfolio’s capital program for 2026-27 is $1.787 billion, including capital purchases of property, plant and equipment of $1.066 billion and capital grants of $721.2 million.

Department of Housing and Public Works

Program Highlights (Property, Plant and Equipment)

•

$861.2 million to support continued delivery of 53,500 social and community homes by 2044, including $731.6 million to deliver and upgrade social housing and $129.6 million to deliver and upgrade First Nations social housing.

•	$168.6 million to deliver and upgrade fit for purpose and secure government employee housing throughout Queensland to attract and retain key frontline staff.

Program Highlights (Capital Grants)

•

$714.2 million to deliver Queensland’s Housing Investment Pipeline in partnership with registered housing providers including $601.6 million for new and upgraded community housing and $112.6 million for new and upgraded community housing and land infrastructure development in First Nations communities.

•	$7.0 million to eligible homeowners to raise, repair or retrofit their homes to incorporate flood resilient design and materials to reduce the impacts of future flood events.

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF HOUSING AND PUBLIC WORKS
Property, Plant and Equipment
Housing and Homelessness Services
Construct social housing
Brisbane - East	301			1,638	Ongoing
Brisbane - North	302			11,332	Ongoing
Brisbane - South	303			5,572	Ongoing

44

Capital Statement 2026-27

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Brisbane - West	304			8,906	Ongoing
Brisbane Inner City	305			44,925	Ongoing
Cairns	306			32,060	Ongoing
Darling Downs - Maranoa	307			327	Ongoing
Central Queensland	308			24,009	Ongoing
Gold Coast	309			124,846	Ongoing
Ipswich	310			14,949	Ongoing
Logan - Beaudesert	311			4,148	Ongoing
Mackay	312			10,678	Ongoing
Moreton Bay - North	313			24,188	Ongoing
Moreton Bay - South	314			4,177	Ongoing
Queensland - Outback	315			148,120	Ongoing
Sunshine Coast	316			27,002	Ongoing
Toowoomba	317			229	Ongoing
Townsville	318			39,702	Ongoing
Wide Bay	319			7,226	Ongoing
Statewide	Various			155,085	Ongoing

Sub-total Construct social housing				689,119

Upgrade existing social housing
Brisbane - East	301			3,996	Ongoing
Brisbane - North	302			4,423	Ongoing
Brisbane - South	303			5,145	Ongoing
Brisbane - West	304			1,548	Ongoing
Brisbane Inner City	305			3,875	Ongoing
Cairns	306			12,083	Ongoing
Darling Downs - Maranoa	307			1,200	Ongoing
Central Queensland	308			7,417	Ongoing
Gold Coast	309			7,904	Ongoing
Ipswich	310			6,805	Ongoing
Logan - Beaudesert	311			7,663	Ongoing
Mackay	312			4,518	Ongoing
Moreton Bay - North	313			7,336	Ongoing

45

Capital Statement 2026-27

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Moreton Bay - South	314			2,138	Ongoing
Queensland - Outback	315			11,610	Ongoing
Sunshine Coast	316			4,092	Ongoing
Toowoomba	317			2,473	Ongoing
Townsville	318			10,998	Ongoing
Wide Bay	319			7,182	Ongoing
Statewide	Various			36,775	Ongoing

Sub-total Upgrade existing social housing				149,181

Purchase of existing properties
Statewide	Various			8,111	Ongoing

Sub-total Purchase of existing properties				8,111

Social housing land acquisition
Brisbane - East	301			1,710	Ongoing
Brisbane - South	303			3,060	Ongoing
Central Queensland	308			745	Ongoing
Gold Coast	309			4,520	Ongoing
Mackay	312			525	Ongoing
Sunshine Coast	316			2,760	Ongoing
Townsville	318			1,260	Ongoing
Statewide	Various			310	Ongoing

Sub-total Social housing land acquisition				14,890

Other Plant and Equipment and Intangibles	Various			6,375	Ongoing

Sub-total Housing and Homelessness Services				867,676

Public Works
Government Employee Housing	Various			168,551	Ongoing
Office Accommodation Program	Various			13,191	Ongoing
Building works and capital replacements	Various			500	Ongoing
Other property, plant and equipment	Various			10,625	Ongoing

46

Capital Statement 2026-27

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Sub-total Public Works				192,867

Total Property, Plant and Equipment				1,060,543

Capital Grants
Housing and Homelessness Services
Brisbane - East	301			1,802	Ongoing
Brisbane - North	302			4,250	Ongoing
Brisbane - South	303			29,535	Ongoing
Brisbane Inner City	305			58,543	Ongoing
Cairns	306			39,914	Ongoing
Darling Downs - Maranoa	307			36,322	Ongoing
Central Queensland	308			4,286	Ongoing
Gold Coast	309			12,345	Ongoing
Ipswich	310			66,749	Ongoing
Logan - Beaudesert	311			23,187	Ongoing
Mackay	312			14,454	Ongoing
Moreton Bay - North	313			10,945	Ongoing
Moreton Bay - South	314			85,326	Ongoing
Queensland - Outback	315			63,357	Ongoing
Sunshine Coast	316			58,663	Ongoing
Toowoomba	317			96,379	Ongoing
Townsville	318			37,195	Ongoing
Wide Bay	319			59,883	Ongoing
Statewide	Various			11,027	Ongoing

Sub-total Housing and Homelessness Services				714,162

Public Works
Resilient Homes Fund	Various	160,720	153,720	7,000

Sub-total Public Works				7,000

Total Capital Grants				721,162

47

Capital Statement 2026-27

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QBUILD
Property, Plant and Equipment
Other property, plant and equipment	Various			1,100	Ongoing
Regional Infrastructure Upgrades	Various			3,410	Ongoing

Total Property, Plant and Equipment				4,510

QUEENSLAND BUILDING AND CONSTRUCTION COMMISSION
Property, Plant and Equipment
Other property, plant and equipment	Various	16,093	8,770	623	6,700

Total Property, Plant and Equipment				623

TOTAL HOUSING AND PUBLIC WORKS (PPE)				1,065,676

TOTAL HOUSING AND PUBLIC WORKS (CG)				721,162

48

Capital Statement 2026-27

3.6	JUSTICE

The 2026-27 capital acquisitions budget for the Justice portfolio (including the Department of Justice, Crime and Corruption Commission, Legal Aid Queensland, and Public Trustee of Queensland) is $143.4 million. The 2026-27 total capital grants for the portfolio is $1.5 million.

Department of Justice

The Department of Justice capital program budget for 2026-27 includes capital acquisitions of $91.1 million and capital grants of $1.5 million.

Program Highlights (Property, Plant and Equipment)

•	$26.4 million to continue the ongoing program of minor capital works in courthouses.

•	$24.9 million to complete the domestic and family violence courthouse improvements in Cairns, Brisbane, Rockhampton, Maroochydore and Mackay.

•	$10.7 million to continue courtroom expansions at Townsville Courthouse and Brisbane Supreme and District Court.

•	$10.5 million to continue critical remediation work at the heritage-listed Bowen and Maryborough courthouses.

•	$6 million for strategic land acquisition in Townsville and Beenleigh for future courthouse development.

•	$1 million to commence remediation works at the Innisfail Courthouse.

Program Highlights (Capital Grants)

•	$1.5 million to deliver a larger and more accessible office space for the Gold Coast Community Legal Centre in Southport.

Crime and Corruption Commission

The Crime and Corruption Commission 2026-27 capital acquisitions budget is $2.6 million.

Program Highlights (Property, Plant and Equipment)

•	$1.8 million to replace computers and other information technology equipment.

•	$800,000 to replace vehicles.

Legal Aid Queensland

Legal Aid Queensland’s 2026-27 capital acquisitions budget is $48.7 million.

49

Capital Statement 2026-27

Program Highlights (Property, Plant and Equipment)

•	$38.7 million for right-of-use lease assets for Brisbane and Cairns.

•	$9 million to fit out office accommodation in Brisbane and regions.

•	$500,000 for replacement of IT and office equipment.

•	$485,000 for replacement vehicles.

Public Trustee of Queensland

The Public Trustee of Queensland 2026-27 capital acquisitions budget is $1 million. This capital budget will enable the Public Trustee of Queensland to continue to provide a wide range of efficient services to the Queensland community, as well as continuing to maintain appropriate workplace health and safety standards for customers and staff.

Program Highlights (Property, Plant and Equipment)

•	$700,000 in support of leasehold improvements - for the fit out of lease premises.

•	$300,000 in support of replacement of property, plant and equipment.

Justice
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF JUSTICE
Property, Plant and Equipment
Domestic and family violence courthouse improvements	Various	67,897	43,016	24,881
Bowen and Maryborough Courthouses - heritage remediation works	312	25,000	3,000	10,500	11,500
Townsville courthouse - courtroom expansion	318	9,500	1,350	8,150
Land acquisition - Townsville and Beenleigh	Various	15,000		6,000	9,000
Brisbane Supreme and District Court - courtroom expansion	305	28,788	3,755	2,500	22,533
Innisfail Courthouse - remediation works	306	1,000		1,000
Courthouses - minor capital works	Various			26,391	Ongoing
Justice System - audio visual capacity expansion and upgrades	Various			5,307	Ongoing
Forensic Science Queensland new and upgraded equipment	303			2,150	Ongoing
Leasehold improvements	Various			2,069	Ongoing

50

Capital Statement 2026-27

Justice
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Other acquisitions of property, plant and equipment	Various			952	Ongoing
Courthouses - information systems upgrades and replacements	Various			655	Ongoing
Queensland State Archives - Office accommodation, fixtures and fittings	303			305	Ongoing
Minor capital works - software	Various			225	Ongoing

Total Property, Plant and Equipment				91,085

Capital Grants
Gold Coast Community Legal Centre	309	2,000		1,500	500

Total Capital Grants				1,500

CRIME AND CORRUPTION COMMISSION
Property, Plant and Equipment
Other plant and equipment	Various			1,800	Ongoing
Vehicle replacements	Various			800	Ongoing

Total Property, Plant and Equipment				2,600

LEGAL AID QUEENSLAND
Property, Plant and Equipment
Right-of-use asset lease	Various	38,703		38,703
Office accommodation fit out	Various			9,000	Ongoing
Other plant and equipment	Various			500	Ongoing
Vehicles replacement	Various			485	Ongoing

Total Property, Plant and Equipment				48,688

PUBLIC TRUSTEE OF QUEENSLAND
Property, Plant and Equipment
Leasehold improvements	Various			700	Ongoing
Other acquisitions of property, plant and equipment	Various			300	Ongoing

Total Property, Plant and Equipment				1,000

51

Capital Statement 2026-27

Justice
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

TOTAL JUSTICE (PPE)				143,373

TOTAL JUSTICE (CG)				1,500

52

Capital Statement 2026-27

3.7	LEGISLATIVE ASSEMBLY OF QUEENSLAND

The Legislative Assembly of Queensland has total planned capital expenditure of $17.5 million in 2026-27.

Legislative Assembly of Queensland

Program Highlights (Property, Plant and Equipment)

•

$8.2 million to continue the Parliamentary Annexe Refurbishment Program to address building compliance issues, improve security management across the precinct, and deliver more modern and flexible workspaces.

•	$4.3 million to continue to deliver priority electorate office relocations and refurbishments as part of the Electorate office accommodation improvement program.

•

$1.7 million to complete the Electorate office security and access system upgrade. This will improve electorate office security by upgrading ageing security and access control systems across 97 electorate office sites throughout Queensland to a uniform, supported security system.

•

$1 million to address Parliament House external stonework damage through the installation of a drainage system along the George Street façade of Parliament House and the replacement of irreparable sandstone to restore building integrity.

53

Capital Statement 2026-27

Legislative Assembly of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
LEGISLATIVE ASSEMBLY OF QUEENSLAND
Property, Plant and Equipment
Parliamentary Annexe Refurbishment Program	305	28,146	3,127	8,192	16,827
Electorate office accommodation improvement program	Various			4,250	Ongoing
Electorate office security and access system upgrade	Various	1,840	100	1,740
Other property, plant and equipment	305			1,663	Ongoing
Parliament House - external stonework damage/rectification	305	1,000		1,000
AV broadcast systems	305	2,259	1,648	611

Total Property, Plant and Equipment				17,456

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND (PPE)				17,456

54

Capital Statement 2026-27

3.8	LOCAL GOVERNMENT, WATER AND VOLUNTEERS

The Local Government, Water and Volunteers portfolio includes the Department of Local Government, Water and Volunteers, Gladstone Area Water Board, Mount Isa Water Board, Seqwater and Sunwater Limited. In 2026-27, the portfolio’s capital program includes capital purchases of $955.9 million and capital grants of $402.6 million.

Department of Local Government, Water and Volunteers

The Department of Local Government, Water and Volunteers has capital purchases of $7.1 million and capital grants of $402.6 million.

Program Highlights (Capital Grants)

•	$83.8 million as part of the $390 million to complete stage one of the Cairns Water Security Project, in partnership with the Federal Government.

•

$77.7 million for the Works for Queensland program to support local governments in regional Queensland to deliver priority infrastructure, planning and capability projects that create jobs and support vibrant local communities.

•

$41.4 million for the Local Government Grants and Subsidies Program, which provides funding for priority infrastructure projects to meet identified community needs and support sustainable and liveable communities.

•

$31 million for the South East Queensland Community Stimulus Program to fast track South East Queensland councils’ investment in new infrastructure and community assets that create jobs and deliver economic stimulus.

•	$23.2 million towards the $54 million Cressbrook Dam improvement project, including spillway widening, crest raising and associated works.

•

$20.6 million as part of the $25.6 million Cherbourg water quality project, in partnership with the Federal Government, to improve water infrastructure to provide a safe and consistent supply of drinking water for residents of Cherbourg.

•	$20.5 million for the Great Artesian Basin Water Security Program, in partnership with the Federal Government, to advance the bore capping and piping initiative.

•

$20 million towards the $36 million Woorabinda water supply improvement project, including source, treatment and distribution infrastructure, improving water security, reliability and water quality for the community, in partnership with the Federal Government.

55

Capital Statement 2026-27

Gladstone Area Water Board

Total expenditure planned for 2026-27 is $77.9 million and is focused on continuing and improving water security and the effective, reliable, and safe operation of Gladstone Area Water Board’s infrastructure.

Program Highlights (Property, Plant and Equipment)

•

$37.5 million towards the construction of the Fitzroy to Gladstone Pipeline, a water security initiative to address the single source supply risk from Lake Awoonga, delivering water from the Lower Fitzroy River to Gladstone Area Water Board’s existing network.

•	$10.4 million for end-of-life replacement of the potable water pipeline from Boat Creek to East End.

•	$1.5 million to undertake remedial repairs to the Mount Miller reservoir.

Mount Isa Water Board

Total capital expenditure planned for 2026-27 is $12.5 million, and is focused on continuing and improving the cost-efficient, reliable, and safe operation of Mount Isa Water Board’s bulk water infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$1.2 million to continue replacing the aged timber poles and cross-arms of the Lake Julius power line with bushfire-resistant materials.

•

$500,000 to upgrade the Mount Isa Terminal Reservoir, including installation of a new chlorine dosing system and batch plant and a UV disinfection system, to further strengthen water quality, safety and reliability.

Seqwater

Total capital expenditure planned for 2026-27 is $693.2 million. The capital program is focused on ensuring a safe, secure, and reliable water supply across South East Queensland, including planning and delivering dam improvement projects.

Program Highlights (Property, Plant and Equipment)

•	$97.9 million to continue planning and deliver early and enabling works for improvement projects to Wivenhoe, Somerset, and North Pine Dams.

•	$86.7 million to progress construction on the Lake Macdonald Dam improvement project.

56

Capital Statement 2026-27

Sunwater Limited

Total capital expenditure planned for 2026-27 is $165.2 million. The capital program is focused on providing reliable water supply to regional Queensland and enhancing Sunwater’s dam infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$59.8 million to progress the rebuild of Paradise Dam.

•	$30.2 million for prioritised works to ensure key Sunwater assets meet modern engineering standards for extreme weather events.

•	$20.7 million to progress planning work for Barlil and Cooranga Weirs, to improve water supply reliability along the Burnett’s Barambah Creek and Boyne River.

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF LOCAL GOVERNMENT, WATER AND VOLUNTEERS
Property, Plant and Equipment
Digital water systems	Various	14,246	4,542	3,569	6,135
Other property, plant and equipment	Various			3,500	Ongoing

Total Property, Plant and Equipment				7,069

Capital Grants
Aurukun drinking water security	315	8,000	1,000	7,000
Cairns water security[1]	306	390,000	306,200	83,800
Caloundra Central Business District	316	4,000	2,000	1,000	1,000
Central Highlands drinking water supply[1]	308	4,299	1,983	2,316
Cherbourg water quality[1]	319	25,600	5,022	20,578
Closed Circuit Television for South East Queensland	Various	3,490	3,157	167	166
Cressbrook Dam improvement	310	54,000	16,200	23,220	14,580
Doomadgee water supply[1]	315	9,000	4,000	5,000
Great Artesian Basin Water Security Program[1]	Various	46,000	10,466	20,534	15,000
Gympie Terrace, Noosa foreshore	316	1,000	500	500
Jeff Pezzuti Park Youth Activities Centre, Cairns	306	1,500	750	500	250
Kowanyama water supply	315	8,000	2,000	6,000

57

Capital Statement 2026-27

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Kuranda infrastructure levy	306			444	Ongoing
Lansdown Eco-Industrial Estate Precinct	318	26,000	3,750	11,500	10,750
Local Government Grants and Subsidies Program	Various			41,411	Ongoing
Longreach water security[1]	315	11,990	5,000	6,990
Mornington Island water supply[1]	315	6,000	2,900	3,100
Mossman River intake[1]	306	10,000	1,394	8,606
Northern Peninsula Area water supply[1]	315	10,000	5,000	5,000
South East Queensland Community Stimulus Program	Various	200,000	159,007	30,993	10,000
Southern Downs smart reticulation and network monitoring	307	8,500	6,375	2,125
Toowoomba water treatment to 4 communities	317	15,000	5,250	9,000	750
Torres Strait Major Infrastructure Program (Stage 7)	315	41,200		10,300	30,900
Underwood Park, Logan	311	2,000	1,000	500	500
Woorabinda water supply improvement[1]	308	36,000	2,000	20,000	14,000
Works for Queensland[2]	Various			77,738	Ongoing
Wujal Wujal water infrastructure upgrades[1]	315	6,000	2,000	4,000
Yarrabah multi-purpose centre	306	1,200	600	300	300

Total Capital Grants				402,622

GLADSTONE AREA WATER BOARD
Property, Plant and Equipment
Awoonga Dam improvement project - planning	308	9,800	9,395	405
Awoonga Dam solar installation	308	6,694	5,667	1,027
Boyne raw water and potable water pipeline relocation	308	9,900		300	9,600
Boyne Smelters Limited raw and potable water pipeline replacement	308	5,407	407	5,000
East End Pipeline replacement[3]	308	57,257	46,814	10,442
Fitzroy to Gladstone Pipeline[4]	308	983,000	945,478	37,522
General All Sites (GASS) network switchboard upgrades	308	3,249	222	550	2,476
Gladstone Water Treatment Plant clarifier sludge pit	308	2,000		300	1,700

58

Capital Statement 2026-27

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Long term network augmentation phase 2 - planning	308	4,704	704	1,000	3,000
Mount Miller Reservoir remediation	308	4,150	150	1,500	2,500
Program of smaller capital works projects	308			8,648	Ongoing
Queensland Alumina Limited raw water pipeline replacement	308	9,988	6,436	3,551
Raw water pipeline cathodic protection upgrade	308	3,419	343	2,076	1,000
Right of use lease assets	308			1,012	Ongoing
Serrant Road pipeline replacement	308	3,001	278	2,224	500
South Gladstone Reservoir replacement	308	9,992	482	713	8,797
Supervisory Control and Data Acquisition Pack (SCADAPack) replacement	308	2,135	134	1,101	900
Toolooa Reservoir remediation	308	3,000		500	2,500

Total Property, Plant and Equipment				77,872

MOUNT ISA WATER BOARD
Property, Plant and Equipment
Clear Water Lagoon diesel pump upgrades	315	300		300
Col Popple Pump Station equipment renewals	315	1,886	1,035	852
Critical spares procurement	315	1,474	723	405	345
Electrical cabinet renewals	315	781	312	469
Flow meter replacement - stage 2[5]	315	407	183	225
Lake Julius power pole replacement	315	2,640	1,454	1,187
Main office and Mount Isa Terminal Reservoir office accommodation refurbishment	315	1,500		1,500
Mount Isa Terminal Reservoir UV System installation	315	1,550		150	1,400
Mount Isa Terminal Reservoir water treatment upgrade[6]	315	4,200		350	3,850
Operational breakdowns and corrective renewals	315	300		100	200
Pipeline instrumentation and automation enhancements[5]	315	2,000		1,000	1,000
Pontoon access for Lake Moondarra transfer pumps	315	640		640

59

Capital Statement 2026-27

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Site wide pit improvement upgrades	315	1,000		1,000
Warrina Park upgrade	315	4,297		4,297

Total Property, Plant and Equipment				12,474

SEQWATER
Property, Plant and Equipment
Asset renewals - catchment health program	310			24,603	Ongoing
Asset renewals - dams, weirs and civil program	310			25,761	Ongoing
Asset renewals - electrical and energy program	310			20,794	Ongoing
Asset renewals - minor emergent works	310			29,079	Ongoing
Asset renewals - network program	310			29,879	Ongoing
Asset renewals - water treatment program	310			65,440	Ongoing
Business systems[7]	310			41,001	Ongoing
Dam improvement - other projects[8]	310			1,200	Ongoing
Gold Coast Desalination Plant augmentation and associated infrastructure - planning and early and enabling works	309	108,917	52,593	14,933	41,391
Kilcoy Water Treatment Plant package 1	313	13,673	9,327	2,295	2,051
Lake Macdonald Dam improvement project	316	427,670	142,919	86,666	198,085
Landers Shute Water Treatment Plant pre ozone alternative	316	12,934	8,210	2,961	1,763
Leslie Harrison Dam spillway repair	301	19,410	4,870	10,861	3,679
Mount Crosby East Bank critical electrical infrastructure upgrade	310	61,804	57,415	916	3,473
Mount Crosby East Bank substation and enabling works	310	34,656	28,917	2,057	3,682
Mount Crosby Holts Hill and North Pine Water Treatment Plant pH dosing package	310	19,843	14,090	5,273	480
Mount Crosby sedimentation basin package 1[5]	310	39,089	4,282	8,006	26,801
North Pine Dam improvement project - planning	314	39,762	21,686	6,216	11,860
North Pine Dam staged strengthening project[5]	314	117,652	41,952	20,519	55,181
Northern Pipeline Interconnector stage 3 upgrade - planning	314	29,580	17,517	5,561	6,502

60

Capital Statement 2026-27

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Operational efficiency capital[9]	310			17,821	Ongoing
Property, fleet, and facilities[9]	310			10,625	Ongoing
Somerset Dam improvement project - planning and early enabling works	310	514,900	164,745	66,114	284,041
Toowoomba to Warwick Pipeline stage 1[5]	317	223,100	35,059	92,563	95,478
Water security - other projects	310			21,212	Ongoing
Western Corridor and desalination renewals	310			66,255	Ongoing
Wivenhoe Dam Improvement project - planning	310	31,988	25,499	5,097	1,392
Wyaralong Water Treatment Plant and associated Infrastructure - planning and early enabling works	311	66,000	51,396	9,529	5,075

Total Property, Plant and Equipment				693,236

SUNWATER LIMITED
Property, Plant and Equipment
Barlil Weir - planning[10]	319	24,180	14,620	9,560
Cooranga Weir - planning[10]	319	29,210	18,060	11,150
Digital Technology Portfolio works	Various			2,141	Ongoing
Industrial pipelines projects[11]	Various	69,648	37,363	9,350	22,935
Lower Burdekin rising groundwater mitigation project[12]	318	25,000	7,832	9,165	8,003
Non-infrastructure capital works	Various			5,270	Ongoing
Non-routine capital works - bulk water infrastructure	Various			10,640	Ongoing
Non-routine capital works - industrial pipelines	Various			6,997	Ongoing
Non-routine capital works - irrigation systems	Various			4,090	Ongoing
Other dam improvement projects - planning[5]	Various	104,292	14,116	30,164	60,012
Paradise Dam improvement project[13]	319	4,400,000	292,672	59,828	4,047,500
Right of use lease assets	Various			6,860	Ongoing

Total Property, Plant and Equipment				165,215

61

Capital Statement 2026-27

Local Government, Water and Volunteers
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

TOTAL LOCAL GOVERNMENT, WATER AND VOLUNTEERS (PPE)				955,866

TOTAL LOCAL GOVERNMENT, WATER AND VOLUNTEERS (CG)				402,622

Notes:

1.	This project includes funding from multiple sources, including Queensland and Federal governments.
2.

Works for Queensland funding is paid to councils based on the achievement of project delivery milestones. The Works for Queensland budget allocation for each financial year is based on a range of factors, including anticipated project delivery progress by councils.

3.	Total estimated cost has decreased since 2025-26 Queensland Budget due to removal of raw water pipeline scope from project.
4.

Project scheduling has been revised since 2025-26 Queensland Budget with $37.5 million budgeted for 2026-27 to complete the project. The total estimated cost remains unchanged from the 2025-26 Queensland Budget.

5.	Total estimated cost has increased since the 2025-26 Queensland Budget due to changes in project scope and associated costs.
6.	Total estimated cost has increased since the 2025-26 Queensland Budget due to a scope change following MIWB’s Drinking Water Quality Management plan two-yearly review.
7.	This project was formerly titled ‘Digital - other projects’ in the 2025-26 Queensland Budget.
8.	This project budget was formerly captured in ‘Infrastructure - other projects’ in the 2025-26 Queensland Budget.
9.	This project budget was formerly captured in ‘Non-infrastructure capital works’ in the 2025-26 Queensland Budget.
10.	Total estimated cost has changed since the 2025-26 Queensland Budget due to business case updates
11.	Commercial projects across Sunwater’s industrial pipelines. Total estimated cost has changed since 2025-26 Queensland Budget due to changes in project scope.
12.	Total estimated cost has changed since 2025-26 Queensland Budget due to changes in project scope. This project budget includes funding from multiple sources, including Sunwater and Federal Government.
13.	Total estimated cost is subject to final investment decision and approvals. This project includes funding from multiple sources, including Queensland and Federal governments.

62

Capital Statement 2026-27

3.9	NATURAL RESOURCES AND MINES, MANUFACTURING AND REGIONAL AND RURAL DEVELOPMENT

The Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development has a capital program of $145.1 million in 2026-27, including $19.2 million in capital purchases and $125.9 million in capital grants.

The program includes investments in digital solutions to support the vast datasets used to stimulate economic development in Queensland, other critical property, plant and equipment assets to meet service delivery requirements, and grant programs to industry and regional communities to support industry capability, economic development, and safety and liveability in Queensland regional communities.

Program Highlights (Property, Plant and Equipment)

•

$2.5 million in 2026-27 for the Driving Investment in Queensland Mineral Opportunity to support common user infrastructure for critical mineral mining opportunities as part of achieving the development potential of Queensland’s critical minerals sector.

•

$1.6 million in 2026-27 for the Abandoned Mine Lands Program to complete essential safety works and acquisition of key plant and equipment critical to exploring re-commercialisation and re-purposing opportunities of existing abandoned mine sites.

Program Highlights (Capital Grants)

•

$93 million in 2026-27 for critical upgrade and enhancement works pivotal to securing the ongoing operations of the Mount Isa copper smelter to protect regional jobs and strengthen Australia’s copper capability.

•

$10 million in 2026-27 for the Transforming Queensland Manufacturing program to facilitate pathways to export opportunities and enable reshoring and onshoring by Queensland manufacturers, enhancing manufacturing sovereignty, encouraging investment, and addressing ongoing disruptions to supply chains.

63

Capital Statement 2026-27

Natural Resources and Mines, Manufacturing and Regional and Rural Development

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF NATURAL RESOURCES AND MINES, MANUFACTURING AND REGIONAL AND RURAL DEVELOPMENT
Property, Plant and Equipment
Driving Investment in Queensland’s Mineral Opportunity	Various	4,500		2,500	2,000
Abandoned Mine Lands Program	Various	5,740	3,900	1,590	250
Queensland Resources Common User Facility Preparation for Operation	318	2,369	844	1,525
Systems development	Various			8,451	Ongoing
Other property, plant and equipment	Various			4,266	Ongoing
Stock route network	Various			900	Ongoing

Total Property, Plant and Equipment				19,232

Capital Grants
Securing a Future for Mount Isa and the North-West[1]	315	186,000	47,500	93,000	45,500
Transforming Queensland Manufacturing	Various	75,000		10,000	65,000
Made in Queensland	Various	106,599	84,366	9,728	12,505
Building our Regions (Round 6)	Various	67,128	60,755	6,373
Manufacturing Hub Grant Program	Various	29,504	25,592	3,710	202
ReMade in Queensland	Various	9,626	5,075	3,072	1,479

Total Capital Grants				125,883

TOTAL NATURAL RESOURCES AND MINES, MANUFACTURING AND REGIONAL AND RURAL DEVELOPMENT (PPE)				19,232

TOTAL NATURAL RESOURCES AND MINES, MANUFACTURING AND REGIONAL AND RURAL DEVELOPMENT (CG)				125,883

Notes:

1.

Total Estimated Cost does not include $95.5 million centrally held funding subject to the outcome of a transformation study and other review points. Further information on this program can be found in the expense chapter of Budget Paper 4.

64

Capital Statement 2026-27

3.10	PREMIER AND CABINET

The Department of the Premier and Cabinet (including Ministerial Offices and Office of the Leader of the Opposition) has planned capital purchases of $479,000 and capital grants of $1.7 million in 2026-27.

Department of the Premier and Cabinet

Program Highlights (Property, Plant and Equipment)

•	$374,000 for ongoing upgrades of the departmental ICT systems and other minor works.

•	$105,000 for ongoing upgrades of existing Ministerial Services ICT systems and other minor works.

Program Highlights (Capital Grants)

•

$1.4 million for Honouring our Veterans Capital Grants Program major and minor capital works to deliver projects such as building refurbishments or upgrades, and creating or refurbishing war memorials, avenues of honour and memorial gardens.

•	$300,000 towards construction of a new Maudsland Cenotaph and enhancing the Upper Coomera Cenotaph at Tallowwood Park.

65

Capital Statement 2026-27

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF THE PREMIER AND CABINET
Property, Plant and Equipment Departmental
ICT systems and other minor works	305			374	Ongoing
Ministerial Offices and Office of the Leader of the Opposition - ICT systems and other minor works	305			105	Ongoing

Total Property, Plant and Equipment				479

Capital Grants
Honouring our Veterans Capital Grants Program	Various	9,108	5,758	1,350	2,000
Cenotaph capital grants	309	500	200	300

Total Capital Grants				1,650

TOTAL PREMIER AND CABINET (PPE)				479

TOTAL PREMIER AND CABINET (CG)				1,650

66

Capital Statement 2026-27

3.11	PRIMARY INDUSTRIES

Department of Primary Industries

The Department of Primary Industries has a capital program of $30.0 million for 2026-27. The capital program is focused on developing and upgrading infrastructure to deliver outcomes for agriculture, biosecurity, fisheries and forestry.

The department has facilities located throughout rural and regional Queensland. These require continual minor works, mechanical items and plant and equipment upgrades to keep them operating effectively.

Program Highlights (Property, Plant and Equipment)

•	$6.7 million to continue to replace and upgrade vessels and marine equipment for fisheries research and support of regulatory functions.

•	$3.8 million for the construction of infrastructure to support the Building Resilience to Manage Fruit Fly Project at Redlands Research Centre.

•	$3.4 million to finalise the Master Plan and AgTech Infrastructure Development at Emerald.

•

$2.3 million to complete major infrastructure upgrades including research facility development, water mains and air handling systems across multiple facilities including Tick Fever Centre and Hermitage Research Facility.

•	$2.0 million to upgrade the Wild Dog Barrier Fence.

•	$1.7 million to support ongoing upgrades to the department’s research and operational facilities through scientific equipment, plant and equipment, and minor works programs.

•	$1.5 million to construct a purpose-built six-bay Glasshouse at Gatton Research Facility.

•	$1.2 million investment in transportable accommodation to support the effective delivery of field operations across State forest areas.

•	$900,000 for the refurbishment of the Hope Harbour Marina Precinct.

•	$840,000 to support Aquaculture Transformation program, contributing to the development of a diverse aquaculture industry at Bribie Island Research Centre.

Queensland Racing Integrity Commission

Capital purchases for the Queensland Racing Integrity Commission, reporting to the Minister for Sport and Racing and Minister for the Olympic and Paralympic Games are $3.0 million for 2026-27.

67

Capital Statement 2026-27

Program Highlights (Property, Plant and Equipment)

•	$2.6 million for upgrades to laboratory equipment to support drug testing services.

•	$400,000 for the replacement of assets.

Primary Industries
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF PRIMARY INDUSTRIES
Property, Plant and Equipment
Air handling units upgrade at Tick Fever Centre Wacol	310	750		750
Airlie Beach Rigid Hull Inflatable Boat (RHIB)	312	420	200	220
Aquaculture Transformation at Bribie Island	313	965	125	840
Auburn Forestry Camp transportable accommodation	307	746		746
Cairns Rigid Hull Inflatable Boat replacement (RHIB)	306	400		200	200
Computer equipment	Various			5,727	Ongoing
Energy and Water Savings Infrastructure Program	Various	3,000	450	400	2,150
Fire Hydrant Water Main project for Maroochy Research Facility	316	719	248	471
Gatton Research Facility Glasshouse	317	4,227		1,500	2,727
Hermitage Research Facility Bells Blocks Development	307	267		267
Hermitage Research Facility Controlled Environment Room	307	428		428
Hillside Forestry Camp transportable accommodation	307	423		423
Hope Harbour Marina Precinct Refurbishment	309	900		900
Infrastructure for the Building Resilience to Manage Fruit Fly Project at Redlands	301	4,954	1,163	3,791
Karumba Rigid Hull Inflatable Boat replacement (RHIB)	315	300		150	150
Master Plan and AgTech Infrastructure Development at Emerald	308	5,850	2,429	3,421
Minor works	Various			652	Ongoing
North Queensland Offshore Patrol Vessel	312	10,200		6,120	4,080
Other property, plant and equipment	Various			538	Ongoing

68

Capital Statement 2026-27

Primary Industries
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Scientific equipment	Various			539	Ongoing
Wild Dog Barrier Fence	307			1,953	Ongoing

Total Property, Plant and Equipment				30,036

QUEENSLAND RACING INTEGRITY COMMISSION
Property, Plant and Equipment
Other asset replacement	Various			400	Ongoing
Racing Science Centre laboratory technology upgrades	305			2,600	Ongoing

Total Property, Plant and Equipment				3,000

TOTAL PRIMARY INDUSTRIES (PPE)				33,036

69

Capital Statement 2026-27

3.12	QUEENSLAND CORRECTIVE SERVICES

Queensland Corrective Services’ 2026-27 capital program of $363.9 million will primarily focus on correctional centre expansion and enhancements.

Queensland Corrective Services

Program Highlights (Property, Plant and Equipment)

•

$174 million of a total $2.387 billion to increase capacity through 400 additional cells providing 800 beds across Arthur Gorrie and Townsville Correctional Centres (with the latter to be delivered earlier than initially planned by 2028), and 600 additional beds across the system to meet projected demand and ensure a safer environment for correctional staff, prisoners and the community.

•	$78.4 million of a total $246.4 million to deliver upgrades to correctional infrastructure as part of the asset improvement program.

•	$50 million of a total $79.8 million to enhance low security infrastructure and security, including razor wire fencing, to manage the growing prisoner population and safeguard the community.

•	$8 million of a total $78.7 million for replacement of Electronic Security Systems assets in correctional centres.

•	$6.3 million of a total $23.3 million to enhance the Integrated Offender Management System (IOMS) to support frontline correctional operations.

•	$4.5 million of a total $12.5 million to implement the recommendations of Women’s Safety and Justice Taskforce for body scanners’ installation and court advisory services.

•	$3.5 million of a total $10 million to deliver additional capacity to safely manage offenders under the Dangerous Prisoners (Sexual Offenders) Act 2003 to ensure community safety.

Queensland Corrective Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QUEENSLAND CORRECTIVE SERVICES
Property, Plant and Equipment
Major works - correctional centres
Increase prison capacity
Arthur Gorrie Correctional Centre	310	1,293,297	27,961	66,000	1,199,336
Townsville Correctional Centre	318	1,073,320	23,473	102,000	947,847

70

Capital Statement 2026-27

Queensland Corrective Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Additional Beds	Various	20,000		6,000	14,000
Lockyer Valley Correctional Centre property, plant and equipment	310	5,390	1,800	3,590
Correctional centre enhancements
Low custody uplift
Low custody uplift - Palen Creek Correctional Centre	311	27,200	8,943	18,257
Low custody uplift - Townsville Correctional Centre	318	21,950	1,596	13,662	6,692
Low custody uplift - Numinbah Correctional Centre	309	17,900	1,098	9,562	7,240
Low custody uplift - Lotus Glen Correctional Centre	315	12,700	1,028	8,519	3,153
Infrastructure works	Various	71,779	53,243	18,536
Women’s Safety and Justice Taskforce	Various	12,500	500	4,500	7,500
Community correction enhancements
Offenders managed under the Dangerous Prisoners (Sexual Offenders) Act 2003	Various	10,000	6,549	3,451
High Risk Offender Management Unit resourcing	310	2,838	2,231	607
Information system and technology
Electronic Security Systems	Various	78,732	3,000	8,000	67,732
Information technology infrastructure	Various	14,750	8,273	6,477
Integrated Offender Management System	Various	23,292	16,967	6,325
Asset improvement program
Asset improvement program	Various	246,413	78,187	78,367	89,859
Other acquisitions of property, plant and equipment
Other acquisitions of property, plant and equipment	Various			10,000	Ongoing

Total Property, Plant and Equipment				363,853

TOTAL QUEENSLAND CORRECTIVE SERVICES (PPE)				363,853

71

Capital Statement 2026-27

3.13	QUEENSLAND FIRE DEPARTMENT

The 2026-27 Queensland Fire Department capital program of $101.9 million supports the provision of fire and rescue, and rural fire services throughout Queensland. The program will fund facilities, fire trucks and essential operational equipment.

Queensland Fire and Rescue

Program Highlights (Property, Plant and Equipment)

•	$22.9 million for replacement and new fire and rescue trucks.

•	$10.2 million to commence the replacement of permanent and auxiliary fire and rescue stations at Ayr, Hervey Bay and Kingaroy.

•	$9.2 million for operational equipment including specialised firefighting, scientific analysis, and detection, breathing apparatus, and rescue equipment.

•	$6.9 million to complete the delivery of the replacement permanent and auxiliary fire and rescue station at Caloundra.

•	$4.3 million for minor works across permanent and auxiliary fire and rescue stations throughout Queensland.

•	$3.7 million to complete the delivery of the replacement auxiliary fire and rescue station at Boonah.

•	$3.0 million for strategic land acquisitions for future replacement and new facilities.

Rural Fire Service Queensland

Program Highlights (Property, Plant and Equipment)

•	$20.5 million for replacement and new rural fire trucks.

•	$5.1 million to complete the delivery of the Maryborough new area brigade headquarters.

•	$4.8 million to commence work on the Abbot Point, Bennett, Biarra, Bondoola, Ilkley, Mount Binga, Mount Ossa and Wartburg new or replacement rural fire brigade stations.

•	$2.2 million to complete the delivery of the new or replacement rural fire brigade stations at Delaneys Creek and Moore Linville.

•	$1.5 million for minor works to upgrade Rural Fire Service Queensland facilities.

•	$1.2 million for Rural Fire Service Queensland strategic land acquisitions.

•	$900,000 for operational equipment including specialised firefighting and rescue equipment.

•	$672,000 to continue the delivery of the Swan and Emu Creek rural fire brigade station.

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Capital Statement 2026-27

Queensland Fire Department

Program Highlights (Property, Plant and Equipment)

•	$3.0 million to continue the delivery of the replacement Fire Communications Centre at Cairns.

•	$1.9 million to complete the delivery of the replacement permanent fire and rescue station and Beerwah and Districts replacement rural fire brigade station at Beerwah.

Queensland Reconstruction Authority

In 2026-27, the Queensland Reconstruction Authority has capital grants of $1.677 billion to support infrastructure renewal and recovery within disaster-affected communities, and to help build disaster resilience across Queensland.

Program Highlights (Capital Grants)

•

$1.523 billion for Disaster Recovery Funding Arrangements (DRFA) paid to councils for reconstruction, betterment and other projects relating to natural disaster events between 2022 and 2026, jointly funded by the Queensland and Federal Governments.

•

$54.9 million as part of $95.4 million towards infrastructure projects supporting crucial access links and upgrades to rural and remote access points, jointly funded by the Queensland and Federal Governments.

•	$41.4 million as part of the $84.8 million Recovery and Resilience Grants to support 18 local government areas, funded by the Federal Government.

•	$21.9 million for high priority betterment infrastructure projects, as part of the Queensland Betterment Fund, jointly funded by the Queensland and Federal Governments.

•

$13.6 million to support disaster mitigation projects and build resilience to natural disasters over 5 years, as part of the Queensland Resilience and Risk Reduction Fund - National Partnership Agreement, jointly funded with the Federal Government.

•

$12 million to support locally-led disaster resilience and risk reduction activities, as part of the Queensland Resilience and Risk Reduction Program, jointly funded by the Queensland and Federal Governments.

•

$7.7 million to assist recovery and post-disaster initiatives in communities significantly impacted by the South East Queensland Rainfall and Flooding event, as part of the Emergency Response Fund, funded by the Federal Government.

73

Capital Statement 2026-27

Queensland Fire Department
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QUEENSLAND FIRE DEPARTMENT
Property, Plant and Equipment
Buildings
Queensland Fire and Rescue Facilities
Boonah replacement auxiliary fire and rescue station	310	4,000	275	3,725
Caloundra replacement permanent and auxiliary fire and rescue station	316	7,500	622	6,878
Queensland Fire and Rescue capital commencement projects¹	Various	31,398		10,157	21,241
Minor works	Various			4,317	Ongoing
Rural Fire Service Queensland Facilities
Delaneys Creek rural fire brigade station	313	1,400	200	1,200
Maryborough area brigade headquarters	319	7,150	2,050	5,100
Moore Linville rural fire brigade station	313	1,400	372	1,028
Rural Fire Service Queensland capital commencement projects²	Various	10,000		4,800	5,200
Rural Fire Service Queensland facilities program	Various			1,500	Ongoing
Swan and Emu Creek rural fire brigade station	307	1,000	28	672	300
Queensland Fire Department
Cairns Fire Communications Centre replacement	306	8,500	1,044	2,956	4,500
Beerwah replacement permanent fire and rescue station and Beerwah and Districts replacement rural fire brigade station³	316	10,000	8,065	1,935
Strategic Land Acquisitions
Queensland Fire and Rescue strategic land acquisitions	Various			2,955	Ongoing
Rural Fire Service Queensland strategic land acquisitions	Various			1,200	Ongoing
Plant and Equipment
Queensland Fire and Rescue
Queensland Fire and Rescue operational equipment	Various			9,199	Ongoing

74

Capital Statement 2026-27

Queensland Fire Department
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Queensland Fire and Rescue trucks	Various			22,912	Ongoing
Rural Fire Service Queensland
Rural Fire Service Queensland operational equipment	Various			900	Ongoing
Rural Fire Service Queensland trucks	Various			20,471	Ongoing

Total Property, Plant and Equipment				101,905

QUEENSLAND RECONSTRUCTION AUTHORITY
Capital Grants
Disaster Recovery Funding Arrangements	Various			1,523,132	Ongoing
Crucial Access Links Program	Various	95,389	26,658	54,937	13,794
North Queensland Resilience Program	Various	84,800	26,031	41,359	17,411
Queensland Betterment Fund	Various			21,920	Ongoing
Queensland Resilience and Risk Reduction Fund (National Partnership Agreement)	Various	65,505	51,915	13,590
Queensland Resilience and Risk Reduction Fund (DRFA Efficiencies)	305	105,000		12,000	93,000
Emergency Response Fund	Various	17,349	9,651	7,698
North Queensland Natural Disasters Mitigation Program	Various	10,000	8,257	1,743
Recovery and Resilience Grants	Various	24,000	23,558	442

Total Capital Grants				1,676,820

TOTAL QUEENSLAND FIRE DEPARTMENT (PPE)				101,905

TOTAL QUEENSLAND FIRE DEPARTMENT (CG)				1,676,820

Notes:

1.	Commencement of projects in Ayr, Hervey Bay and Kingaroy.
2.	Commencement of the Abbot Point, Bennett, Biarra, Bondoola, Ilkley, Mount Binga, Mount Ossa and Wartburg rural fire brigade station projects.
3.	The project title has been amended to reflect delivery of a replacement permanent fire and rescue station and replacement rural fire brigade station at the site.

75

Capital Statement 2026-27

3.14	QUEENSLAND HEALTH

Queensland Health is comprised of the Department of Health, the Queensland Ambulance Service (QAS) and 16 independent Hospital and Health Services (HHSs) situated across the state. The remainder of the Queensland Health portfolio includes the Queensland Mental Health Commission, the Office of the Health Ombudsman, the Council of the Queensland Institute of Medical Research (QIMR Berghofer), and Health and Wellbeing Queensland.

The Government is committed to the largest investment in hospital infrastructure Queensland has ever seen through the Hospital Rescue Plan, delivering more than 2,600 new beds for Queenslanders. The Queensland Government’s delivery plan will see a record $4.040 billion invested in 2026-27 to increase capacity and services at new and expanded facilities.

Queensland Health and Hospital and Health Services

The Queensland Health Capital Program delivers built infrastructure and digital technologies to enable safe, high-quality healthcare for Queenslanders. The investment in Queensland Health’s infrastructure, equipment and technology is driven by clinical services planning, models of care, and capital maintenance requirements. The demand on Queensland’s public health system is projected to increase significantly over the coming years, and Queensland Health continues to strategically position itself to respond to these pressures with innovative approaches to managing existing assets, leveraging emerging healthcare technology, using contemporary building practices, and driving optimal design outcomes.

Program Highlights (Property, Plant and Equipment)

Queensland Health will continue to invest in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation, and information and communication technology.

The government’s record investment in health infrastructure will build new hospitals, and upgrade and expand existing assets to deliver extra beds and services for the community.

Hospital Rescue Plan highlights in 2026-27 include:

$2.206 billion for new hospitals at Bundaberg, Coomera and Toowoomba, the new Queensland Cancer Centre, expansions at Ipswich, Logan, Hervey Bay, Princess Alexandra, Queen Elizabeth II Jubilee, Townsville University, Redcliffe, Cairns, Mackay Base, Prince Charles, Cooktown, and Redland hospitals, as well as other major hospital upgrades including expanded emergency departments and transit lounges.

$696.1 million towards the multi-billion Timely Investment Infrastructure Maintenance program supporting the maintenance, replacement, and refurbishment of Queensland

76

Capital Statement 2026-27

Health’s existing assets. This investment ensures that our hospitals and health providers can continue to deliver high-quality services in a safe and functional environment.

$386 million as part of the total $1.368 billion Hospital Car Parking Program, providing safe, affordable and accessible parking for patients, carers, visitors, and hospital staff at new and existing public hospitals across the state.

$135.5 million to continue the government’s $360.8 million commitment towards Easier Access to Health Services, delivering health services for Queenslanders when they need them. This includes:

•	$128.7 million for the installation of new medical imaging machines at 11 sites: Ayr, Beaudesert, Brighton, Cairns, Charleville, Dalby, Eight Mile Plains, Gatton, Hervey Bay, Redland and Southport.

•	Initiatives to improve patient flow including seven-day discharge, regional GP access to specialist advice and reinstating maternity services.

$93.2 million to expand mental health facilities and treatment spaces for individuals most severely impacted by mental illness and/or problematic alcohol and other drug use, primarily funded by the Mental Health Levy. The program delivers a range of initiatives to support the community including:

•

$49.6 million for works to advance healthcare for people experiencing mental illness, problematic alcohol and other drug use and mental health crisis and suicidality. This program includes funding for 30 new Mother and Baby Mental Health Beds providing acute mental health care for mothers experiencing severe perinatal mental health conditions.

•	$11.9 million of a total $38.5 million for new Youth Step Up Step Down facilities in Rockhampton and Townsville.

$79.8 million for Rural and Remote Health Care to improve critical health service infrastructure in rural and remote communities across the state, including:

•

$60.3 million towards the Building Rural and Remote Health Program for planning and enhancement of ageing health facilities to ensure all Queenslanders have access to high-quality services, incorporating $35.3 million in 2026-27 to provide secure and fit-for-purpose accommodation to attract essential front-line government workers to these areas.

•	$13.5 million for new renal dialysis chairs at the Emerald Hospital and improved parking for Yarrabah Hospital.

•	$6 million to complete the $17.2 million Moura Multipurpose Healthcare Service delivering an additional seven residential aged care beds, increasing capacity to eight beds.

77

Capital Statement 2026-27

Queensland Ambulance Service

In 2026-27, the QAS will invest $137.9 million, enabling critical infrastructure to support essential frontline services and allow timely, quality, and appropriate patient-focused pre-hospital emergency and non-emergency services to the community.

The $250 million four-year base capital uplift committed by the government in 2025-26 empowers the ambulance service to appropriately commission critical infrastructure, including Ambulance Stations and Triple Zero (000) Operations Centre fleet, equipment and information and communication technology systems.

QAS Program Highlights include:

•	$52 million to commission 200 new and replacement ambulance vehicles.

•

$26.8 million investment in medium and minor capital works to deliver ambulance station upgrades and relief accommodation for operational staff in regional and remote locations and to undertake works at various existing stations.

•

$20 million as part of a total $29 million to complete construction of the Far North Operations Centre and Cairns Regional Office, nine years after it was announced and seven years after the original practical completion date.

•	$14.9 million in operational equipment to support frontline services.

•	$11.5 million for the acquisition of strategically located land to accommodate future expansion of services aligned with identified growth areas.

•	$7 million as part of a total $37.5 million to commence construction on new ambulance stations at Beenleigh Central and Southport East.

•	$2 million as part of a total $25 million to progress the planning, design, and early works for the new South West Operations Centre.

•	$500,000 as part of a total $5.5 million to commence the planning stage of the Pimpama Station Redevelopment.

Council of the Queensland Institute of Medical Research

To support its strategic objectives, QIMR Berghofer will invest $9.7 million in capital expenditure in 2026-27 to enhance both its virtual and physical environments. This investment will deliver fit-for-purpose technology, modern facilities, and state-of-the-art scientific equipment. The modernisation of critical systems and infrastructure is a key enabler for optimising service delivery and ensuring researchers have access to the tools and resources needed in a world-leading research environment.

78

Capital Statement 2026-27

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QUEENSLAND HEALTH AND HOSPITAL AND HEALTH SERVICES
Property, Plant and Equipment¹
The Hospital Rescue Plan
Major Hospital Infrastructure² ³	Various	17,271,222	2,789,228	2,206,172	12,275,822
Hospital Car Parking Program
Ipswich Hospital Car Park	310	154,108	49,532	47,000	57,576
Queen Elizabeth II Jubilee Hospital Car Park	303	137,332	88,101	25,000	24,232
Redcliffe Hospital Car Park (Stage 1)[4]	313	43,200	1,840	23,000	18,360
Townsville University Hospital Car Park[4]	318	119,063	10,341	33,000	75,722
Other Hospital Car Parking Program[5]	Various	914,230	52,913	257,999	603,318
Mental Health Infrastructure Investments
Cairns Adolescent Mental Health Inpatient Services[6]	306	19,000	1,286	15,427	2,287
Mackay Community Mental Health refurbishment[6]	312	18,511	1,610	8,800	8,101
Rockhampton Hospital Mental Health Ward expansion	308	91,900	73,000	7,500	11,400
Rockhampton Youth Step Up Step Down facility² [6]	308	19,200	5,367	8,100	5,733
Townsville Youth Step Up Step Down facility² [6]	318	19,280	325	3,783	15,172
Other Mental Health Infrastructure6 7 8	Various			49,601	Ongoing
Rural and Remote Health Care
Building Rural and Remote Health Program[9]	Various	590,566	411,436	60,298	118,832
Emerald Renal Dialysis Chairs²	308	22,300	970	11,450	9,880
Moura Multipurpose Healthcare Service²	308	17,200	11,171	6,029
Yarrabah Hospital parking upgrade²	306	4,000	800	2,000	1,200
Easier Access to Health Services
CT and MRI Expansion Program²	Various	336,980	10,463	128,665	197,853
Other Easier Access to Health Services	Various	23,860	7,678	6,815	9,367
Other Statewide Investments
Information and communication technology and digital enhancements	Various			191,857	Ongoing

79

Capital Statement 2026-27

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Statewide other construction and acquisitions[10] ¹¹	Various			87,472	Ongoing
Timely Investment Infrastructure Maintenance¹²	Various			696,112	Ongoing
Cairns and Hinterland
Cairns Hospital Linear Accelerator enabling works	306	6,750	310	5,868	572
Metro North
New Caboolture Hospital Paediatric Outpatients department	313	14,305	1,976	10,683	1,646
Queensland Ambulance Service
Beenleigh Central Ambulance Station	311	16,500	339	3,000	13,161
Far North Operations Centre	306	29,000	4,903	20,000	4,097
Pimpama Station redevelopment	309	5,500	193	500	4,807
Southport East Ambulance Station	309	21,000	426	4,000	16,574
South West Operation Centre replacement	317	25,000	200	2,000	22,800
Ambulance vehicles purchases	Various			52,000	Ongoing
Information systems development	Various			3,300	Ongoing
Medium and minor works	Various			26,780	Ongoing
Operational equipment	Various			14,850	Ongoing
Strategic land acquisitions	Various			11,500	Ongoing

Total Property, Plant and Equipment				4,030,561

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH
Property, Plant and Equipment
Other scientific equipment - QIMRB	305			9,711	Ongoing

Total Property, Plant and Equipment				9,711

80

Capital Statement 2026-27

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
TOTAL QUEENSLAND HEALTH (PPE)				4,040,272

Notes:

1.	Total estimated cost may include both capital and non-capital components.
2.	This program or project includes a Government election commitment.
3.

This program includes new hospitals at Bundaberg, Coomera and Toowoomba, the new Queensland Cancer Centre, expansions at Ipswich, Logan, Hervey Bay, Princess Alexandra, Queen Elizabeth II Jubilee, Townsville University, Redcliffe, Cairns, Mackay Base, Prince Charles, Cooktown, and Redland hospitals, as well as other major hospital upgrades including expanded emergency departments and transit lounges.

4.	This project includes other scope items that are being delivered in conjunction with the car park.
5.	This program includes new, or expanded car parking facilitates at Coomera, Hervey Bay, Logan, Mackay, Princess Alexandra and Toowoomba hospitals.
6.	This project is partially or fully funded by the Mental Health Levy.
7.	This program includes funding provided as a provision for capital expenditure.
8.	This program includes $52.5 million across multiple years for Mother and Baby Mental Health Beds providing acute mental health care for mothers experiencing severe perinatal mental health conditions.
9.	This program includes the Staff Accommodation Program and workforce accommodation upgrades in Torres and Cape.
10.	Amount is net of non-capital component of project expenditure.
11.	This program includes the Charleville upgrade of perioperative services and Central Sterile Supply Department.
12.	This program represents funding administered for Queensland Health’s capital maintenance and asset replacements.

81

Capital Statement 2026-27

3.15	QUEENSLAND POLICE SERVICE

The 2026-27 Queensland Police Service capital program of $303.2 million will support the delivery of quality frontline services throughout Queensland. The program will fund police facilities, motor vehicles, aviation assets, vessels and other essential equipment.

Police and Community Safety

Program Highlights (Property, Plant and Equipment)

•	$57.4 million for new and replacement police service vehicles.

•	$47.1 million to continue upgrades to police facilities at Edmonton, Ferny Grove, Goodna, Logan, Mackay, Mount Gravatt, and Redcliffe, as well as the police network of watchhouses.

•	$27.7 million to continue the second stage of the relocation of the North Queensland Police Academy to Kirwan, and the development of the multi-agency community safety facility at Palm Island.

•	$16.8 million for the Oxley academy and dog squad refurbishment.

•	$16.5 million for a new replacement police facility at Bargara and an upgrade at Boondall.

•	$15 million for traffic upgrades at the Wacol Police Precinct.

•	$10.8 million for information and communications technology.

•	$10.1 million for Camera Detected Offence Program equipment.

•	$9.1 million to continue the replacement of police facilities at Hervey Bay and Proserpine.

•	$9.1 million for upgrades and replacements to air-conditioning systems and closed-circuit cameras at police facilities across the state.

•	$8.1 million for new and replacement police service vessels.

•	$6.1 million for Custody Application Development.

•	$3.5 million to complete the residential accommodation at Mount Isa.

•	$2.8 million for Queensland Fire Department information and communications systems and equipment.

•	$2.7 million for mobile capability.

•	$2.2 million for the Aviation Capability - Remotely Piloted Aircraft System, and aircraft maintenance.

82

Capital Statement 2026-27

Marine Rescue Queensland

Program Highlights (Property, Plant and Equipment)

•	$3.8 million for Marine Rescue Queensland to purchase vehicles, plant and equipment, support the minor capital program, and continue the vessel replacement program.

State Emergency Service

Program Highlights (Capital Grants)

•	$3.8 million for State Emergency Service capital grants.

Queensland Police Service
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QUEENSLAND POLICE SERVICE
Property, Plant and Equipment
Buildings/ General Works
Bargara replacement police facility	319	17,500		2,500	15,000
Boondall police facility upgrade	302	52,000		14,000	38,000
Edmonton police facility upgrade	306	35,000	20	1,000	33,980
Ferny Grove police facility upgrade	304	7,000	180	5,070	1,750
Goodna police facility upgrade	310	15,000	235	5,700	9,065
Hervey Bay replacement police facility	319	28,000	678	5,190	22,132
Kirwan Police Complex Stage 2	318	100,000	1,805	22,195	76,000
Logan police facility upgrade	311	76,000	500	13,100	62,400
Mackay police facility upgrade	312	9,310	1,100	5,000	3,210
Mount Gravatt police facility upgrade	303	30,000	150	5,180	24,670
Mount Isa new residential accommodation	315	6,750	3,260	3,490
Oxley Academy and Dog Squad Upgrade¹	310	35,000	3,959	16,827	14,214
Palm Island multi-agency community safety facility	318	27,000	582	5,541	20,877
Proserpine replacement police facility	312	9,828	4,209	3,869	1,750
Redcliffe police facility upgrade	313	44,000	450	10,500	33,050
Wacol Police Precinct traffic upgrades	310	15,000		15,000
Watchhouse Modernisation Program	Various	2,500	1,000	1,500

Sub-total Buildings/ General Works				135,662

83

Capital Statement 2026-27

Queensland Police Service
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Land
Land acquisition	Various			677	Ongoing

Sub-total Land				677

Plant and Equipment
Air conditioning plant replacement program	Various			7,612	Ongoing
Aircraft Maintenance	Various			1,200	Ongoing
Aviation Capability - Remotely Piloted Aircraft System	Various	2,735	622	1,038	1,075
Camera Detected Offence Program	Various			10,090	Ongoing
Closed circuit camera upgrades in various police facilities	Various			1,500	Ongoing
Custody Application Development	Various			6,072	Ongoing
Information and communication technology	Various			10,779	Ongoing
Marine Rescue Queensland Capital Programs	Various			3,750	Ongoing
Minor works	Various			18,186	Ongoing
Mobile capability	Various			2,720	Ongoing
New and replacement vehicles	Various			57,396	Ongoing
Police vessel management program	Various			8,116	Ongoing
Queensland Ambulance Service information systems development	Various			3,250	Ongoing
Queensland Fire Department information and communications systems and equipment	Various			2,789	Ongoing
Other plant and equipment	Various			28,601	Ongoing

Total Property, Plant and Equipment				299,438

Capital Grants
State Emergency Service capital grants	Various			3,786	Ongoing

Total Capital Grants				3,786

84

Capital Statement 2026-27

Queensland Police Service
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
TOTAL QUEENSLAND POLICE SERVICE (PPE)				299,438

TOTAL QUEENSLAND POLICE SERVICE (CG)				3,786

Notes:

1.	This project was formerly titled the ‘Oxley Relocation Business Case Project’.

85

Capital Statement 2026-27

3.16 QUEENSLAND TREASURY

The Queensland Treasury portfolio includes Queensland Treasury and the energy government-owned corporations reporting to the Treasurer, Minister for Energy and Minister for Home Ownership and the Minister for Finance, Trade, Employment and Training. The portfolio’s capital program for 2026-27 is $5.573 billion. The portfolio’s capital grants for 2026-27 are $76.2 million.

Queensland Treasury

Queensland Treasury has capital grants of $76.2 million in 2026-27.

Program Highlights (Capital Grants)

•	$62.5 million through the First Home Owner Grant to assist first home buyers buying or building a new home to get into the market sooner.

•	$13.7 million to support industry development in regional and rural communities.

CleanCo Queensland Limited

Total capital expenditure planned for 2026-27 is $102.7 million to support foundation asset reliability and fuel security.

Program Highlights (Property, Plant and Equipment)

•	$21.2 million for Kogan North gas fields development to support the fuel security of Swanbank E.

•	$16.7 million to complete Wivenhoe’s Unit 1 2026 overhaul and Unit 2 2027 overhaul.

•	$15.9 million to maintain Wivenhoe Hydro’s existing assets.

•	$10.3 million to progress Swanbank C6 overhaul planning and long-leads.

CopperString Delivery

Total capital expenditure planned for 2026-27 is $420.0 million to progress CopperString, including Flinders Substation early works, detailed design and approvals, procurement for the Eastern Link, and enabling works for the Western Link.

Program Highlights (Property, Plant and Equipment)

•	$420.0 million to progress CopperString, including early works, design, approvals and procurement.

86

Capital Statement 2026-27

CS Energy Limited

Total capital expenditure of $281.1 million in 2026-27. This investment supports the continued operation and maintenance of existing thermal generation assets and the delivery of projects supporting the Queensland Energy Roadmap.

Program Highlights (Property, Plant and Equipment)

•	$113.8 million for overhauls and sustaining projects at Kogan Creek Power Station, to deliver the Electricity Maintenance Guarantee.

•	$81.8 million for overhauls and sustaining projects at Callide Power Station, to deliver the Electricity Maintenance Guarantee.

•	$78.6 million to progress the 400-megawatt Brigalow Gas Peaking Plant.

•	$4.3 million for development and refurbishments to existing infrastructure at Kogan Creek Mine.

Energy Queensland Limited

Total capital expenditure planned for 2026-27 is $2.702 billion and forms part of Energy Queensland’s commitment to providing affordable, reliable and sustainable electricity to all Queensland customers.

Program Highlights (Property, Plant and Equipment)

•	$1.547 billion for replacement, augmentation, and connection works in the Ergon Energy and Energex networks.

•	$46.9 million to roll out network-connected battery energy storage systems across Queensland.

•	$26.4 million to deliver energy solutions for isolated communities.

•	$16.9 million for a new substation in Pimpama to support regional growth.

•	$15.9 million for a new substation in North Toowoomba to support regional growth.

•	$11.0 million to upgrade training facilities in Townsville.

•	$11.0 million to replace the current depot and operational facilities in Esk.

Powerlink Queensland

Total capital expenditure planned for 2026-27 is $1.165 billion. Powerlink Queensland’s capital program is focused on progressing the delivery of the Gladstone Project, System Strength Project and the replacement of equipment and assets to ensure the continued reliable supply of electricity.

87

Capital Statement 2026-27

Program Highlights (Property, Plant and Equipment)

•	$501.1 million to progress the Gladstone Project to strengthen the transmission network in the Central Queensland region.

•	$122.4 million to purchase and install synchronous condensers to support system strength in the Central Queensland region.

•	$109.8 million for customer-led transmission connections.

Queensland Hydro Pty Ltd

Total capital expenditure for 2026-27 is $324.3 million. This includes exploratory works and progress for the Borumba Pumped Hydro Energy Storage Project.

Program Highlights (Property, Plant and Equipment)

•	$324.3 million to continue exploratory works and progress for the Borumba Pumped Hydro Energy Storage Project.

Stanwell Corporation Limited

Total capital expenditure planned for 2026-27 is $578.4 million. This investment supports the continued operation and maintenance of existing thermal generation assets and the delivery of projects supporting the Queensland Energy Roadmap.

Program Highlights (Property, Plant and Equipment)

•	$164.0 million for overhauls and sustaining capital at the Tarong Power Stations to deliver the Electricity Maintenance Guarantee.

•	$93.7 million for overhauls and sustaining capital spend at the Stanwell Power Station to deliver the Electricity Maintenance Guarantee.

•	$91.0 million to complete the 300-megawatt, four-hour Stanwell Battery.

•	$89.1 million for sustaining capital spend at Meandu Mine including the purchase of haul trucks and earth moving equipment to maintain reliable coal supply to the Tarong Power Station.

•	$74.3 million for Stage 1 and Stage 2 of the Wambo Wind Farm.

88

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
QUEENSLAND TREASURY
Capital Grants
First Home Owner Grant	Various			62,541	Ongoing
Regional Economic Futures Fund	Various	114,523	100,869	13,654

Total Capital Grants				76,195

CLEANCO QUEENSLAND LIMITED
Property, Plant and Equipment
Barron Gorge Hydro sustaining projects	306			8,504	Ongoing
Kareeya Hydro sustaining projects	306			11,795	Ongoing
Kogan North Gas Fields development	307	65,114	43,374	21,214	526
Other capital projects	305			3,049	Ongoing
Swanbank Community Precinct ¹	310	9,003	687	8,316
Swanbank E major overhauls	310			10,261	Ongoing
Swanbank E sustaining projects	310			6,907	Ongoing
Wivenhoe major overhauls	310			16,723	Ongoing
Wivenhoe sustaining projects	310			15,940	Ongoing

Total Property, Plant and Equipment				102,709

COPPERSTRING DELIVERY
Property, Plant and Equipment
CopperString² ³	Various	1,172,213	752,200	420,013

Total Property, Plant and Equipment				420,013

CS ENERGY LIMITED
Property, Plant and Equipment
Brigalow Gas Peaking Plant[4]	307	390,919	244,649	78,603	67,666
Callide B Power Station overhauls	308			257	Ongoing
Callide B Power Station sustaining projects	308			47,758	Ongoing
Callide C Power Station sustaining projects	308			33,793	Ongoing
Kogan Creek Mine developments and refurbishment	307			4,296	Ongoing
Kogan Creek Power Station overhauls	307			62,723	Ongoing

89

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Kogan Creek Power Station sustaining projects	307			51,042	Ongoing
Other Projects	Various			2,581	Ongoing

Total Property, Plant and Equipment				281,052

ENERGY QUEENSLAND LIMITED
Property, Plant and Equipment
Regulated expenditure - replacements, augmentation, and connections
Other network replacement, augmentation, and connections - Brisbane	Various			261,156	Ongoing
Other network replacement, augmentation, and connections - Cairns	306			145,190	Ongoing
Other network replacement, augmentation, and connections - Central Queensland	308			133,959	Ongoing
Other network replacement, augmentation, and connections - Darling Downs	307			41,727	Ongoing
Other network replacement, augmentation, and connections - Gold Coast	309			95,413	Ongoing
Other network replacement, augmentation, and connections - Ipswich	310			75,509	Ongoing
Other network replacement, augmentation, and connections - Mackay	312			106,001	Ongoing
Other network replacement, augmentation, and connections - Outback Queensland	315			175,711	Ongoing
Other network replacement, augmentation, and connections - Sunshine Coast	316			61,670	Ongoing
Other network replacement, augmentation, and connections - Toowoomba	317			83,454	Ongoing
Other network replacement, augmentation, and connections - Townsville	318			194,700	Ongoing

90

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Other network replacement, augmentation, and connections - Wide Bay	319			172,992	Ongoing
Ayr 66/11 kilovolt substation asset replacement	318	11,552	729	3,912	6,911
Bells Creek Central - Establish 132/11 kilovolt Zone Substation	316	99,130	92,447	6,683
Biloela Substation refurbishment¹	308	22,149	7,731	7,696	6,722
Bohle Plains - Establish new 66/11 kilovolt Substation	318	26,207	312	1,995	23,900
Caboolture Zone Substation refurbishment¹	313	17,121	4,151	8,517	4,453
Cannonvale-Jubilee Pocket 66 kilovolt reinforcement	312	45,000	40,239	4,761
Cape River Substation replacement¹	318	24,830	17,673	7,158
Chermside Zone Substation asset replacement	302	16,650	598	1,783	14,269
Degilbo asset replacement	319	14,870	1,351	1,700	11,820
East Bundaberg Substation refurbishment¹	319	15,372	12,858	2,514
Emerald Comet Substation upgrade¹	308	9,437	5,407	4,029
Establish 33/11 kilovolt Pimpama Zone Substation	309	32,571	4,008	16,928	11,635
Establish 33/11 kilovolt Petrie Zone Substation¹	314	28,090	18,401	9,689
Establish new Kleinton Substation¹	317	24,600	3,950	9,782	10,867
Establish new Mount Crosby East Substation	310	25,210	19,610	5,600
Geebung - replace circuit breakers and relays	302	10,686	1,728	3,588	5,371
Jimboomba Substation upgrade	311	27,362	859	4,922	21,581
Kingaroy asset replacement¹	319	17,338	5,863	4,246	7,230
Logan Village Second Modular Substation¹	311	17,570	4,390	8,085	5,094
Maryborough asset replacement	319	13,465	7,047	2,354	4,064
Microgrid Pilot Projects	306			4,757	Ongoing
Nambour to Maleny powerline replacement	316	12,257	10,418	1,839
North Toowoomba Substation establishment	317	31,995	7,483	15,852	8,660

91

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Pampas 33/11 kilovolt substation asset replacement	307	14,661	1,543	2,117	11,001
Rebuild Maleny Substation¹	316	23,106	12,954	2,898	7,254
Rebuild Pialba Substation	319	24,283	19,500	4,783
Rebuild Rosewood Substation¹	310	19,801	11,042	8,760
Relocation of Kamerunga Substation early works (Barron River Substation)	306	15,103	613	175	14,314
Replace 66 kilovolt outdoor switchgear at Garbutt Substation¹	318	43,560	36,953	2,317	4,291
Replace circuit breakers at Lindum Substation¹	301	21,200	8,063	5,893	7,244
Rockhampton South Substation refurbishment¹	308	24,460	4,882	149	19,429
Sarina asset replacement	312	12,218	1,370	6,691	4,157
Tarampa Substation upgrade¹	310	19,400	6,618	3,001	9,781
Telco Ethernet Replacement Parcel 2	Various	13,205	10,148	3,057
Turkinje asset replacement	306	34,129	18,943	6,863	8,322
West End Substation upgrade	305	62,296	1,056	4,565	56,675
Alternative control services
Customer initiated works - Brisbane	Various			70,715	Ongoing
Customer initiated works - Cairns	306			11,641	Ongoing
Customer initiated works - Central Queensland	308			10,665	Ongoing
Customer initiated works - Darling Downs	307			3,355	Ongoing
Customer initiated works - Gold Coast	309			26,406	Ongoing
Customer initiated works - Ipswich	310			20,097	Ongoing
Customer initiated works - Mackay	312			8,438	Ongoing
Customer initiated works - Outback Queensland	315			13,951	Ongoing
Customer initiated works - Sunshine Coast	316			16,336	Ongoing
Customer initiated works - Toowoomba	317			6,711	Ongoing
Customer initiated works - Townsville	318			15,284	Ongoing
Customer initiated works - Wide Bay	319			13,586	Ongoing
Regulated expenditure - Non-system
Esk Depot Development	310	12,960	1,960	11,000
Establish operational functions on existing site at Swallow Road, Cairns	306	5,300	100	5,200

92

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
McLeod Street Cairns Depot Stage 4 Redevelopment	306	5,600	200	5,400
Property and buildings program	Various			34,432	Ongoing
Tools and equipment	Various			13,600	Ongoing
Townsville training facility redevelopment¹	318	18,000	200	11,000	6,800
Vehicles	Various			113,500	Ongoing
ICT
Information and Communications Technology	Various			146,651	Ongoing
Non-regulated
Ergon Energy Retail Capital Expenditure	305			1,480	Ongoing
Ergon Energy Retail information communications and technology	305			4,531	Ongoing
Metering Dynamics	305			72,998	Ongoing
Network Battery Plan	Various			46,869	Ongoing
Other Energy Projects	Various			200,000	Ongoing
Other isolated systems capital work	Various			50,735	Ongoing
Sustainable energy solutions for isolated communities	315			26,427	Ongoing
Yurika infrastructure services - build, own, operate and maintain	Various			3,667	Ongoing

Total Property, Plant and Equipment				2,701,816

POWERLINK QUEENSLAND
Property, Plant and Equipment
Advanced Energy Management System	Various	282,000	141,399	51,202	89,399
Gladstone Project¹ [5]	308	685,438	184,338	501,100
Network - non-regulated connections	Various			109,761	Ongoing
Network - non-regulated replacement projects	Various			8,458	Ongoing
Network - regulated replacement and business-as-usual works	Various			308,435	Ongoing
Non-network - buildings[6]	302			20,713	Ongoing
Non-network - fleet	302			9,076	Ongoing
Non-network - information technology	302			28,572	Ongoing
Non-network - tools and equipment	302			5,292	Ongoing

93

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
System Strength Project - synchronous condensers	308	596,900	141,078	122,442	333,380

Total Property, Plant and Equipment				1,165,052

QUEENSLAND HYDRO PTY LTD
Property, Plant and Equipment
Borumba Pumped Hydro Energy Storage[2] [7]	319	484,694	160,394	324,300

Total Property, Plant and Equipment				324,300

STANWELL CORPORATION LIMITED
Property, Plant and Equipment
ICT - hardware and software upgrades	305			4,200	Ongoing
Lockyer Energy Project	317	64,634	29,634	35,000
Meandu Mine - development program	319			340	Ongoing
Meandu Mine - dragline overhaul	319			190	Ongoing
Meandu Mine - fleet ancillary equipment program	319			7,200	Ongoing
Meandu Mine - minor works	319			37,649	Ongoing
Meandu Mine - truck and shovel program	319			43,700	Ongoing
Other capital projects	305			4,620	Ongoing
Other renewable and firming projects	Various			2,596	Ongoing
Right of use lease assets	Various			19,794	Ongoing
Stanwell Battery	308	647,965	555,900	91,032	1,034
Stanwell Power Station - drains reclaim dam project	308	22,110	1,051	12,100	8,959
Stanwell Power Station - other sustaining projects	308			29,690	Ongoing
Stanwell Power Station - overhauls	308			39,000	Ongoing
Stanwell Power Station - projects building replacement	308	19,123	2,279	12,949	3,895
Tarong North Power Station - control system replacement	319	29,233	7,688	16,506	5,039
Tarong Power Station - ash slurry water system upgrade	319	32,473		7,950	24,523
Tarong Power Station - cooling tower refurbishment	319	21,085	16,449	4,636

94

Capital Statement 2026-27

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Tarong Power Station - other sustaining projects	319			39,141	Ongoing
Tarong Power Station - overhauls	319			83,172	Ongoing
Tarong Power Station - stator rewind project¹	319	19,095	5,564	12,620	911
Wambo Wind Farm Stage 1	307	467,890	441,121	26,769
Wambo Wind Farm Stage 2	307	453,490	405,927	47,563

Total Property, Plant and Equipment				578,416

TOTAL QUEENSLAND TREASURY (PPE)				5,573,358

TOTAL QUEENSLAND TREASURY (CG)				76,195

Notes:

1.	Total estimated cost has changed since the 2025-26 State Budget due to changes in project scope and associated costs.
2.	Total estimated cost reflects expenditure to date and the forecast expenditure in 2026-27, with estimates subject to ongoing assessment by QIC.
3.

This project was previously delivered by Powerlink Queensland and will be delivered by QIC via a State-owned investment vehicle. As the State retains ownership, it is reported within the Queensland Treasury portfolio.

4.

The basis for reporting total estimated capital expenditure to the end of the current financial year and future spend has been revised since reporting in the 2025-26 State Budget. This reflects CS Energy Limited’s gross capital expenditure on the project, in partnership with APA Group.

5.

Total estimated cost reflects expenditure to date and the forecast expenditure in 2026-27, with the final estimated cost subject to ongoing assessment by the Queensland Government in consultation with Powerlink.

6.

This project category was formally represented under the titles “Other transmission non-network non- regulated projects”, “Gladstone Hub” and “Other Transmission Non-Network Regulated Projects” in the 2025-26 State Budget.

7.	Expenditure to 30 June 2026 does not include operational expenditure for the project.

95

Capital Statement 2026-27

3.17	SPORT, RACING AND OLYMPIC AND PARALYMPIC GAMES

Department of Sport, Racing and Olympic and Paralympic Games

Total capital purchases for the Department of Sport, Racing and Olympic and Paralympic Games are estimated to be $21 million in 2026-27. Total capital grants for the department are estimated to be $293.1 million in 2026-27.

Program Highlights (Property, Plant and Equipment)

•	$21 million is allocated to enhance state-owned sport and active recreation facilities at the Gold Coast, Sunshine Coast and Townsville, to deliver quality experiences that inspire physical activity.

Program Highlights (Capital Grants)

•

$100 million is allocated to deliver a fresh start and a clear roadmap for Queensland racing following the Queensland Racing Review 2025 by helping to deliver modern and fit-for-purpose racing infrastructure across all three codes of racing. This is part of the Racing Future Fund.

•

$57 million investment from the Games On! Grassroots Infrastructure Program to ensure that there is a grassroots community sporting legacy from the 2032 Olympic and Paralympic Games that benefits all Queenslanders.

•

$41 million to assist not-for-profit sport and racing organisations with the clean-up, repair or replacement of equipment or facilities directly damaged by an eligible disaster event and to re-establish activities, in partnership with the Federal Government.

•	$26.6 million for the construction of new Police Citizen Youth Clubs and the upgrade of existing facilities.

•

$20 million from the Games On! Grassroots Infrastructure Program, for Stage 1 of the Rockhampton Sports Precinct includes building a new home for Netball with 16 outdoor hard courts, club house and changeroom facilities and community play spaces.

•	$16 million to support priority infrastructure projects to deliver to the growth and sustainability of the Queensland racing industry.

•

$11.3 million from the Games On! Grassroots Infrastructure Program, for Stage 2 of the Great Barrier Reef Arena to deliver community sport, education, and training facility including new indoor courts, change rooms and training areas adding capacity for netball, basketball and all-abilities events.

96

Capital Statement 2026-27

•	$9.5 million to support the clean up and repair of community and recreational assets damaged by the extraordinary 2021-22 disaster events, in partnership with the Federal Government.

Queensland Academy of Sport

Queensland Academy of Sport’s capital investment in specialist high-performance equipment is essential to sustain world-class training and performance support for Queensland’s elite athletes, helping drive medal success at the Los Angeles 2028 and Brisbane 2032 Olympic and Paralympic Games.

Stadiums Queensland

Stadiums Queensland’s 2026-27 capital outlay of $35.2 million will support the enhancement of Queensland’s major sports and entertainment facilities, to deliver world-class fan experiences, support high performance athlete development and facilitate community participation in sport and physical activity. Stadiums Queensland will also deliver the upgrade of Suncorp Stadium.

Sport, Racing and Olympic and Paralympic Games
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF SPORT, RACING AND OLYMPIC AND PARALYMPIC GAMES
Property, Plant and Equipment
Sport and Recreation Venues Capital Improvements and Ongoing Maintenance of Sporting Venues	Various	48,703	7,538	12,801	28,364
Venues Capital Improvements	Various			8,151	Ongoing

Total Property, Plant and Equipment				20,952

Capital Grants
Racing Queensland - Racing Future Fund	Various	100,000		100,000
Games On! Grassroots Infrastructure Program	Various	151,457	41,779	56,989	52,689
Sport and Recreation Recovery Grant	Various	86,600	31,102	40,998	14,500
PCYC Queensland Capital Works	Various	74,810	45,760	26,550	2,500
Rockhampton Sports Precinct	308	47,000	16,000	20,000	11,000
Racing Infrastructure Fund	Various	180,144	164,144	16,000
Great Barrier Reef Arena	312	23,500	1,000	11,250	11,250
Community Recreational Assets Recovery and Resilience Program	Various	109,934	100,428	9,506

97

Capital Statement 2026-27

Sport, Racing and Olympic and Paralympic Games
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Sporting infrastructure	Various	22,360	18,201	4,159
Minor Infrastructure and Inclusive Facilities Fund	Various	29,125	24,996	4,129
North Ipswich Sport and Entertainment Precinct	310	10,000	7,500	2,500
Supporting our Community	Various	4,403	3,493	910
Schools and Education Boost	314	300	150	150

Total Capital Grants				293,141

QUEENSLAND ACADEMY OF SPORT
Property, Plant and Equipment
Queensland Academy of Sport - specialist equipment	303	1,036	811	75	150

Total Property, Plant and Equipment				75

STADIUMS QUEENSLAND
Property, Plant and Equipment
Stadiums Queensland - Annual capital program	Various			35,212	Ongoing

Total Property, Plant and Equipment				35,212

TOTAL SPORT, RACING AND OLYMPIC AND PARALYMPIC GAMES (PPE)				56,239

TOTAL SPORT, RACING AND OLYMPIC AND PARALYMPIC GAMES (CG)				293,141

98

Capital Statement 2026-27

3.18	STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING

In 2026-27, the State Development, Infrastructure and Planning portfolio, including Games Independent Infrastructure and Coordination Authority, Economic Development Queensland and South Bank Corporation, has capital purchases of $566.8 million and capital grants of $1.593 billion.

Department of State Development, Infrastructure and Planning

The Department of State Development, Infrastructure and Planning has capital purchases of $20.9 million and capital grants (excluding capital grants to Queensland Government entities) of $1.296 billion in 2026-27.

Program Highlights (Property, Plant and Equipment)

•

$9.2 million as part of the $15 million Gladstone Land Acquisition Strategy which will secure key linear infrastructure corridors and strategic sites in the Gladstone State Development Area to support growth of industry and improve connectivity to the Port of Gladstone.

•

$8.5 million as part of the $115.5 million Queensland Resources Common User Facility which will deliver common user infrastructure at Cleveland Bay Industrial Park in Townsville to support the development, extraction and production of critical minerals.

Program Highlights (Capital Grants)

•

Fast tracking the rollout of the $2 billion Residential Activation Fund for trunk and essential infrastructure to activate new residential developments as part of the government’s plan to deliver 1 million new homes by 2044.

•	$348 million for the delivery of the 2032 Games Athlete Villages in partnership with the private sector, within a total funding provision of $3.5 billion.

Games Independent Infrastructure and Coordination Authority

In 2026-27, total provisions are made for $417 million for the delivery of venues for the 2032 Olympic and Paralympic Games (2032 Games) by the Games Independent Infrastructure and Coordination Authority (GIICA). The allocation of funding to venue projects from the $7.1 billion Venues Program is subject to government investment decisions, following completion of project assessment activities undertaken by GIICA.

99

Capital Statement 2026-27

Economic Development Queensland

In 2026-27, Economic Development Queensland (EDQ) has capital purchases of $141 million and capital grants of $237.7 million.

Program Highlights (Property, Plant and Equipment)

•	$34.5 million as part of the $667.6 million for the urban renewal development at Northshore Hamilton including the delivery of supporting civil and precinct infrastructure.

•	$33.9 million as part of the $146.5 million Industrial Land Acceleration Program.

Program Highlights (Capital Grants)

•	$166.7 million as part of the $215.6 million in capital grants for Social and Affordable Housing on developments led by EDQ in consultation with the Department of Housing and Public Works.

•	$50 million as part of the $200 million Infrastructure Activation Fund.

This Budget provides an additional $54 million in 2026-27 to undertake dredging, remediation and resilience works for Port Hinchinbrook. This brings the government’s total investment to $64 million over two years.

South Bank Corporation

In 2026-27, the South Bank Corporation has budgeted capital purchases of $47.2 million to enhance the South Bank Parklands, the Corporation’s commercial assets and the Brisbane Convention and Exhibition Centre, in addition to upgrades to the South Bank Carpark.

State Development, Infrastructure and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING
Property, Plant and Equipment
Gladstone Land Acquisition Strategy	308	15,000	5,800	9,200
Queensland Resources Common User Facility	318	115,487	107,007	8,480
Office of Industrial Relations plant and equipment	305			2,450	Ongoing
Callide Infrastructure Corridor	308	799		799

Total Property, Plant and Equipment				20,929

100

Capital Statement 2026-27

State Development, Infrastructure and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Capital Grants
Residential Activation Fund	Various	2,000,000	1,250,000	500,000	250,000
2032 Games Athlete Villages¹	Various	3,500,000	10,444	348,000	3,141,556
Growing Regions (Round 2)	Various	159,639	63,609	96,030
South East Queensland Liveability Fund	Various	200,000	75,000	90,000	35,000
Resources Community Infrastructure Fund	Various	218,200	158,254	55,752	4,194
State Assessment and Acquisition	Various	41,287		41,287
Industry Partnership Program	Various	176,091	73,209	27,991	74,891
Growing Regions (Round 1)	Various	52,983	26,779	26,204
Loganlea - Meadowbrook Infrastructure	311	40,000	10,000	19,500	10,500
Recycling Modernisation Fund	Various	74,927	20,007	15,635	39,285
Modern Manufacturing Initiative	Various	41,700	20,000	9,000	12,700
Mt Isa Transition Fund	315	19,898	2,902	7,896	9,100
Southport Spit	309	33,623	26,427	7,096	100
Lansdown Eco-Industrial Precinct	318	34,000	12,531	6,469	15,000
Regional Precincts and Partnerships Program	Various	14,311	8,491	5,820
Emerging Hydrogen Industry	Various	20,000	13,122	5,578	1,300
Public Art Initiatives	Various	10,000		5,000	5,000
John Miller Industrial Area expansion	315	7,000		4,400	2,600
Thriving Suburbs	Various	11,762	7,793	3,969
Green Urban Infrastructure	Various	10,000	1,250	3,194	5,556
Sovereign Manufacturing Industry	Various	4,838		3,038	1,800
Plastics Technology Recycling Modernisation Fund	Various	3,640	1,015	2,625
Building our Regions (Rounds 1-5)	Various	329,510	326,232	2,605	673
Community Infrastructure Investment Partnership	311	15,000	12,707	2,243	50
Toowoomba Railway Parklands	317	20,000	2,000	2,000	16,000
Urban Precincts and Partnership Program	Various	3,837	1,900	1,937
National Battery Testing Centre	302	10,000	3,026	1,300	5,674
Regional Recovery Partnerships Program	Various	23,650	20,001	884	2,765
Cairns Marine Precinct Shipyards	306	6,000	4,360	760	880

Total Capital Grants				1,296,213

101

Capital Statement 2026-27

State Development, Infrastructure and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
GAMES INDEPENDENT INFRASTRUCTURE AND COORDINATION AUTHORITY
Property, Plant and Equipment
2032 Games Venues Program²	Various	5,590,618	50,796	357,702	5,182,120

Total Property, Plant and Equipment				357,702

Capital Grants
2032 Games Venues Program³	Various	1,512,382	13,347	59,306	1,439,729

Total Capital Grants				59,306

ECONOMIC DEVELOPMENT QUEENSLAND
Property, Plant and Equipment
Northshore Hamilton	302	667,635	173,721	34,466	459,448
Industrial Land Acceleration Program	Various	146,465	5,000	33,900	107,565
Land Activation Program	Various	291,675	15,000	27,100	249,575
Currumbin Eco-Parkland	309	42,445	28,399	14,046
Lumina (Gold Coast Health and Knowledge Precinct)	309	42,387	27,933	7,609	6,845
Rockhampton Railyards Rejuvenation	308	4,712		4,712
Southport Housing Precinct	309	22,179	17,692	4,487
Clinton Industrial Estate (Stage 6)	308	18,203	13,862	3,840	500
Yeerongpilly Green	303	60,647	58,882	1,765
The Village, Oonoonba (Stage 2)	318	2,441	715	1,726
Pimlico	318	2,120	720	1,400
Coolum Eco Industrial Park (Stage 2)	316	33,876	32,856	1,015	5
Minor Works	Various	12,306	1,175	1,000	10,131
Salisbury Plains Industrial Precinct	312	7,819	3,569	750	3,500
Curra Industrial Estate	319	9,565	3,975	750	4,840
Bundamba	310	5,379	4,579	500	300
Songbird, Oxley	310	36,162	35,357	488	317
Carseldine Village	302	37,717	36,636	451	630
Gladstone State Development Area	308	72,644	69,244	300	3,100
Meadowbrook	311	677	377	300
Townsville Regional Industrial Estate	318	6,345	4,645	200	1,500
Parkside Yeronga	303	30,699	30,546	153

Total Property, Plant and Equipment				140,958

102

Capital Statement 2026-27

State Development, Infrastructure and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Capital Grants
Social and Affordable Housing	Various	215,600	48,851	166,749
Infrastructure Activation Fund	Various	200,000		50,000	150,000
Waraba Road, Water and Sewer Catalyst Infrastructure	313	100,000	41,000	21,000	38,000

Total Capital Grants				237,749

SOUTH BANK CORPORATION
Property, Plant and Equipment
Brisbane Convention and Exhibition Centre enhancements and replacements	305			23,150	Ongoing
South Bank Parklands enhancements and replacements	305			11,909	Ongoing
Investment properties other enhancements and replacements	305			8,345	Ongoing
South Bank Carpark Upgrades and Replacement	305			3,800	Ongoing

Total Property, Plant and Equipment				47,204

TOTAL STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING (PPE)				566,793

TOTAL STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING (CG)				1,593,268

Notes:

1.	Includes budget provisions pending government consideration of 2032 Games Athlete Villages arrangements.
2.	Includes budget provisions pending government consideration of venues projects.
3.	Total program includes budget provisions - approved agency funding for venues program of $58.8 million in 2026-27. Includes funding for venue from local government.

103

Capital Statement 2026-27

3.19	TRADE, EMPLOYMENT AND TRAINING

In 2026-27, the Trade, Employment and Training portfolio, including Trade Investment Queensland and TAFE Queensland, has capital purchases of $105.7 million and capital grants of $17.5 million.

The 2026-27 capital program for the Department of Trade, Employment and Training of $90.3 million includes $72.8 million of capital purchases and $17.5 million of capital grants.

Program Highlights (Property, Plant and Equipment)

•	$30 million to continue delivery of a new $78 million Caloundra TAFE Centre of Excellence with a focus on the construction trades.

•	$21.4 million to continue delivery of a new $60 million Moreton Bay (Petrie) TAFE Centre of Excellence, which will include an Advanced Manufacturing Hub and support workforce training.

•	$21.4 million for delivery of the Annual Training Infrastructure Program.

Program Highlights (Capital Grants)

•	$17.3 million to continue delivery of a new $61.1 million state-of-the-art Rockhampton TAFE Excellence Precinct.

Trade, Employment and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF TRADE, EMPLOYMENT AND TRAINING
Property, Plant and Equipment
TAFE Centres of Excellence
Caloundra TAFE Centre of Excellence	316	78,000	6,000	30,000	42,000
Moreton Bay TAFE Centre of Excellence	314	60,000	1,600	21,400	37,000
Annual Training Infrastructure Program	Various			21,417	Ongoing

Total Property, Plant and Equipment				72,817

Capital Grants
Rockhampton TAFE Excellence Precinct	308	61,060	14,000	17,320	29,740
Southern Moreton Bay Islands Marine Centre of Excellence¹	301	2,000	1,800	200

104

Capital Statement 2026-27

Trade, Employment and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

Total Capital Grants				17,520

TAFE QUEENSLAND
Property, Plant and Equipment
Training and operational equipment acquisition, replacement and modernisation
Modernisation and reinvigoration projects	Various			8,799	Ongoing
Rolling replacement program	Various			8,226	Ongoing
Aviation Australia capital program	Various			3,000	Ongoing
Product development	Various			2,850	Ongoing
Regional Economic Future Fund
Mobile Renewable Energy Training Facilities	Various	2,663	2,143	520
Renewable Energy Training Hubs	Various	1,993	1,993
Critical Minerals Training Hub	315	1,426	1,426
TAFE Centres of Excellence
Construction Technology	Various	14,936	250	4,697	9,989
Healthcare and Support	Various	2,791	140	1,847	804
Clean Energy Batteries	Various	5,275	242	714	4,319
Right of Use Lease Asset	Various	187		187

Total Property, Plant and Equipment				30,840

TRADE AND INVESTMENT QUEENSLAND
Property, Plant and Equipment
Right of Use Lease Asset	305			2,005	Ongoing

Total Property, Plant and Equipment				2,005

105

Capital Statement 2026-27

Trade, Employment and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
TOTAL TRADE, EMPLOYMENT AND TRAINING (PPE)				105,662

TOTAL TRADE, EMPLOYMENT AND TRAINING (CG)				17,520

Notes:

1.	This project was formerly titled ‘Russell Island Marine and Construction Training’ in the 2025-26 Budget.

106

Capital Statement 2026-27

3.20	TRANSPORT AND MAIN ROADS

TRANSPORT AND MAIN ROADS

In 2026-27, total capital purchases for the Transport and Main Roads portfolio are $11.165 billion including capital grants of $644.8 million. The portfolio includes the Department of Transport and Main Roads, Queensland Rail, Cross River Rail Delivery Authority, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek, and Gold Coast Waterways Authority.

Department of Transport and Main Roads

In 2026-27, capital purchases and capital grants total $8.732 billion towards infrastructure investment across the state. The Department of Transport and Main Roads designs, delivers and maintains transport infrastructure with a vision of connected communities in a sustainable, thriving and inclusive Queensland.

Program Highlights (Property, Plant and Equipment)

Contractually committed

•	$898.4 million towards Bruce Highway Targeted Safety Program, at a total capital cost of $9 billion (jointly funded with the Federal Government).

•	$651 million towards Logan and Gold Coast Faster Rail, at a total estimated cost of $5.75 billion (jointly funded with the Federal Government).

•	$650 million towards Coomera Connector (Stage 1), Coomera to Nerang, at a total estimated cost of $3.5 billion (jointly funded with the Federal Government).

•	$460 million towards The Wave (Stage 1), at a total estimated cost of $5.5 billion (jointly funded with the Federal Government).

•	$430 million towards Rockhampton Ring Road, at a total estimated cost of $1.98 billion (jointly funded with the Federal Government).

•	$410 million towards Queensland Train Manufacturing Program, at a total estimated capital cost of $4.869 billion.

•	$251.9 million towards Beerburrum to Nambour Rail Upgrade (Stage 1), at a total estimated cost of $1.004 billion (jointly funded with the Federal Government).

•

$243 million towards Gold Coast Light Rail (Stage 3), Broadbeach South to Burleigh Heads, at a total estimated capital cost of $1.549 billion (jointly funded with the Federal Government and Gold Coast City Council).

•	$115.5 million towards New Gold Coast Stations (Pimpama, Hope Island and Merrimac), at a total estimated capital cost of $590.6 million.

107

Capital Statement 2026-27

Planned investments

•	Sunshine Motorway, Mooloolah River Interchange Upgrade (Stage 1 & 2).

•	The Wave (Stage 2 & Stage 3).

•	Gold Coast Transport Plan.

•	Caloundra Congestion Busting Plan, funding allocation.

•	Bruce Highway (Brisbane - Gympie), Anzac Avenue to Uhlmann Road upgrade, funding allocation.

•	Coomera Connector (Stage 2), Pimpama to Coomera, planning and design.

•	Bruce Highway (Gympie - Maryborough), Tiaro Bypass, construct bypass.

•	Bruce Highway (Mackay - Proserpine), O’Connell River to Proserpine (Goorganga Floodplain), upgrade flood immunity.

•	Kennedy Highway (Cairns - Mareeba), Barron River bridge (Kuranda) replacement.

Details of the planned investments can be viewed in the Queensland Transport and Roads Investment Program (QTRIP).

Program Highlights (Capital Grants)

•	$76 million towards the Transport Infrastructure Development Scheme to local governments, including Aboriginal and Torres Strait Islander community assistance.

•	$43 million towards the School Bus Upgrade Program.

•	$30.8 million towards the Country Roads Connect Program, at a total estimated cost of $100 million.

RoadTek

In 2026-27, $29.9 million is allocated to replace construction plant and equipment for road construction and maintenance throughout Queensland.

Queensland Rail

In 2026-27, $1.611 billion is allocated towards capital purchases for Queensland Rail.

Program Highlights (Property, Plant and Equipment).

The funding is provided to support projects that will grow or enhance the Queensland Rail network including:

•	$167.8 million towards constructing Clapham Yard Stabling at Moorooka.

•	$136.9 million towards implementing the European Train Control System Signalling Program: Phase 1 in the Brisbane Inner City Network.

108

Capital Statement 2026-27

•	$114.6 million towards European Train Control Systems Signalling technology between Beenleigh and Varsity Lakes.

•	$48.1 million towards upgrading vehicle and pedestrian access at Mayne Yard.

•	$33 million towards European Train Control Systems Signalling technology between Kuraby and Beenleigh.

The funding will also support projects that will replace, renew and upgrade rail infrastructure, rollingstock, buildings, facilities, and other network assets including:

•	Rollingstock, operational facilities, track infrastructure, civil structures and signalling in the South East Queensland and regional networks.

Gold Coast Waterways Authority

In 2026-27, the Gold Coast Waterways Authority has allocated $3.3 million to improve management of, and provide better access to, the Gold Coast Waterways, canals and rivers and to deliver public realm works as part of the implementation of The Spit Master Plan.

Program Highlights (Property, Plant and Equipment)

•	$1.7 million to deliver plant and equipment, including ongoing major capital replacements for the Sand Bypass System.

•

$1.4 million to deliver community infrastructure within The Spit precincts, including completion of Wayfinding and Interpretive Signage within the Top of The Spit (Gowondo Place) and progress enhanced day-use outcomes on Wave Break Island.

•	$145,000 to finalise Paradise Point Boat Ramp.

Cross River Rail Delivery Authority

In 2026-27, $624.9 million (inclusive of Third-Party Returnable Works) has been allocated to continue delivery of Cross River Rail, construction of a new 10.2-kilometre rail line from Dutton Park to Bowen Hills, including 5.9 kilometres of twin tunnels under the Brisbane River and CBD, and four new underground stations at a total estimated cost of $9.825 billion (inclusive of Third-Party Returnable Works).

Far North Queensland Ports Corporation Limited

In 2026-27, Far North Queensland Ports Corporation Limited has allocated $33 million towards new and continuing development within its ports in Far North Queensland.

Program Highlights (Property, Plant and Equipment)

•	$8.3 million for the Cairns Marine Precinct Common User Facility.

109

Capital Statement 2026-27

Gladstone Ports Corporation Limited

In 2026-27, Gladstone Ports Corporation Limited has allocated $78.9 million towards ongoing development of the Port of Gladstone and additional works at the Port of Bundaberg and the Port of Rockhampton (Port Alma).

Program Highlights (Property, Plant and Equipment)

•	$20 million for the Northern Land Expansion Project (NLEP) Southern Bund Construction at Fisherman’s Landing.

North Queensland Bulk Ports Corporation

In 2026-27, North Queensland Bulk Ports Corporation Limited has allocated $31.7 million to continue planning and development initiatives to meet industry requirements for imports and exports.

Program Highlights (Property, Plant and Equipment)

•	$8 million for design and approvals to construct the new Bowen Wharf.

•	$3 million to finalise construction of a new heavy duty hardstand area at George Bell Drive to cater for container storage and handling of break bulk cargo.

Port of Townsville Limited

In 2026-27, Port of Townsville Limited has allocated $20.9 million towards ongoing development at the Port of Townsville.

Program Highlights (Property, Plant and Equipment)

•	$12.3 million for development of various port facilities.

110

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF TRANSPORT AND MAIN ROADS¹ ²
Property, Plant and Equipment
South Coast
National Land Transport Network Upgrades - South Coast	309	20,000	4,000	7,652	8,348
Natural Disaster Program - South Coast	Various	250,360	2,172	52,119	196,068
State Road Network Upgrades - South Coast	Various	6,347,000	30,376	192,549	6,124,075
Targeted Road Safety Programs - South Coast	311	14,813	1,821	8,117	4,875
Burleigh Connection Road, upgrade bus infrastructure	309	12,993	2,389	8,191	2,413
Coomera Connector (Stage 1), Coomera to Nerang	309	3,500,000	2,222,597	650,000	627,403
Gold Coast Light Rail (Stage 3), Broadbeach South to Burleigh Heads	309	1,549,000	1,285,314	242,978	20,708
Gold Coast - Springbrook Road, Austinville, upgrade causeway	309	30,336	4,449	16,562	9,325
Lamington National Park Road, 2024 Disaster Recovery Funding Arrangements reconstruction works	309	16,701	1,673	5,752	9,275
Loganlea train station relocation	311	173,760	114,508	39,602	19,649
Loganlea train station, upgrade park ‘n’ ride	311	16,987	10,822	3,095	3,070
New Gold Coast Stations (Pimpama, Hope Island and Merrimac)	309	590,550	475,039	115,511
Other construction - South Coast	305			151,680	Ongoing

Sub-total South Coast				1,493,811

Metropolitan
Bruce Highway Upgrades - Metropolitan	Various	356,012	40,708	55,551	259,754
Passenger Transport Infrastructure - Metropolitan	301	40,000	1,400	1,800	36,800
State Road Network Upgrades - Metropolitan	Various	256,100	26,175	36,891	193,034
Rail Infrastructure Improvements - Metropolitan	305	21,000	5,032	1,000	14,968
Bruce Highway (Brisbane - Gympie), Gateway Motorway to Dohles Rocks Road upgrade (Stage 1)	302	948,000	139,078	45,000	763,922

111

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Centenary Bridge Upgrade	304	353,500	244,013	45,000	64,487
Centenary Motorway (Ellen Grove - Toowong), 2025 Disaster Recovery Funding Arrangements reconstruction works	304	18,000		1,000	17,000
Chermside bus stop, construct southbound platform Package 1	302	16,536	7,266	5,000	4,270
Gateway Motorway, Bracken Ridge to Pine River upgrade	302	1,000,000	155,194	54,000	790,806
Rosewood - Marburg Road, 2025 Disaster Recovery Funding	310	25,409	3,285	13,067	9,057
Arrangements reconstruction works
Warrego Highway (Ipswich - Toowoomba), Bremer River Bridge, strengthening	310	85,000	17,968	23,238	43,794
Other construction - Metropolitan	305			111,431	Ongoing

Sub-total Metropolitan				392,978

North Coast
Bruce Highway Upgrades - North Coast	313	733,000	11,119	30,000	691,881
Maritime Infrastructure - North Coast	316	32,250		2,900	29,350
Passenger Transport Infrastructure - North Coast	316	1,179,453	21,500	331,458	826,495
Rail Infrastructure Improvements - North Coast	316	2,184,550	35,000	180,000	1,969,550
State Road Network Upgrades - North Coast	Various	5,783,450	158,589	568,922	5,055,939
Beerburrum to Nambour Rail Upgrade (Stage 1)	316	1,004,191	398,662	251,864	353,665
Brisbane Valley Highway (Ipswich - Harlin), strengthen pavement	310	20,000	2,007	7,000	10,993
Brisbane Valley Highway Safety Upgrades	310	60,000	3,271	8,100	48,629
Bruce Highway (Brisbane - Gympie), Dohles Rocks Road to Anzac Avenue upgrade (Stage 1)	314	290,000	156,109	79,000	54,891
The Wave (Stage 1)	316	5,500,000	193,786	460,000	4,846,214
Other construction - North Coast	305			143,048	Ongoing

Sub-total North Coast				2,062,293

112

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

Wide Bay Burnett
Bruce Highway Upgrades - Wide Bay Burnett	319	740,000	34,836	17,242	687,922
State Road Network Upgrades - Wide Bay Burnett	319	103,150	17,374	20,674	65,103
Booral Road and Boundary Road (Urangan), upgrade intersection	319	37,734	5,971	19,075	12,688
Other construction - Wide Bay Burnett	319			114,410	Ongoing

Sub-total Wide Bay Burnett				171,401

Darling Downs
Targeted Road Safety Programs - Darling Downs	317	11,228		1,282	9,946
Toowoomba - Cecil Plains Road, strengthen and widen pavement	317	10,500	7,162	2,538	800
Other construction - Darling Downs	307			123,920	Ongoing

Sub-total Darling Downs				127,740

South West
Castlereagh Highway (St George - Hebel), upgrade floodways	307	10,000	1,000	8,000	1,000
Other construction - South West	307			61,983	Ongoing

Sub-total South West				69,983

Fitzroy
Bruce Highway Upgrades - Fitzroy	308	37,616	4,642	2,000	30,974
State Road Network Upgrades - Fitzroy	308	19,441	100	3,000	16,341
Bruce Highway, Gladstone to Rockhampton upgrades	308	250,000	21,606	34,099	194,296
Bruce Highway (Rockhampton - St Lawrence), Pine Mountain Creek to Kooltandra Road intersection, improve safety	308	88,961	9,257	33,703	46,001
Dawson Developmental Road (Springsure - Tambo), priority upgrades	308	25,538	6,042	6,750	12,746
Rockhampton Ring Road	308	1,980,000	721,232	430,000	828,768
Other construction - Fitzroy	308			103,704	Ongoing

113

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000

Sub-total Fitzroy				613,255

Central West
State Road Network Upgrades - Central West	315	182,524	2,513	15,777	164,234
Other construction - Central West	315			54,465	Ongoing

Sub-total Central West				70,243

Mackay Whitsunday
Bruce Highway Upgrades - Mackay Whitsunday	312	500,000	3,067	23,956	472,977
Maritime Infrastructure - Mackay Whitsunday	312	32,000	2,014	3,000	26,986
State Road Network Upgrades - Mackay Whitsunday	312	100,100	15,073	22,315	62,711
Proserpine - Shute Harbour Road upgrades	312	84,700	37,310	11,350	36,040
Other construction - Mackay Whitsunday	312			53,289	Ongoing

Sub-total Mackay Whitsunday				113,910

Northern
Bruce Highway Upgrades - Northern	318	42,033	5,852	4,512	31,669
Natural Disaster Program - Northern	318	225,000	3,160	31,020	190,820
Bruce Highway (Bowen - Ayr), Burdekin River Bridge, rehabilitation program	318	96,931	70,213	4,500	22,217
Garbutt - Upper Ross Road (Riverway Drive) (Stage 2), Allambie Lane to Dunlop Street, duplicate to four lanes	318	135,000	78,065	20,000	36,935
Mount Spec Road, 2025 Disaster Recovery Funding Arrangements reconstruction works	318	134,089	33,750	30,000	70,339
Ross River Road, Mabin Street to Rolfe Street, improve safety	318	19,320	6,371	6,589	6,360
Other construction - Northern	318			59,155	Ongoing

Sub-total Northern				155,776

114

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
North West
National Land Transport Network Upgrades - North West	315	121,725	5,407	4,435	111,883
Burke Developmental Road (Cloncurry - Normanton), various locations, widen pavement	315	11,240	2,543	2,000	6,697
Cloncurry - Dajarra Road, Malbon River floodway, upgrade culvert and approaches	315	20,000	7,917	4,500	7,583
Other construction - North West	315			51,195	Ongoing

Sub-total North West				62,130

Far North
Bruce Highway Upgrades - Far North	306	225,000	14,529	1,818	208,653
Maritime Infrastructure - Far North	315	12,000	608	4,187	7,205
National Land Transport Network Upgrades - Far North	306	26,513	15,888	1,063	9,563
Natural Disaster Program - Far North	306	35,436	447	9,528	25,462
State Road Network Upgrades - Far North	Various	1,452,424	61,644	49,839	1,340,942
Targeted Road Safety Programs - Far North	306	52,284	5,991	17,331	28,962
Captain Cook Highway (Cairns - Mossman), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	120,888	40,443	35,137	45,308
Captain Cook Highway (Cairns - Mossman), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	101,371	44,988	26,166	30,217
Captain Cook Highway (Cairns - Mossman), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	17,754	13,840	1,664	2,251
Captain Cook Highway (Cairns - Mossman), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	17,522	8,479	5,898	3,145
Captain Cook Highway (Cairns - Mossman), 2024 Disaster Recovery Funding Arrangements betterment works	306	11,151	2,819	4,238	4,094

115

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Gillies Range Road, 2024 Disaster Recovery Funding Arrangements reconstruction works	306	13,641	5,305	5,944	2,392
Gillies Range Road (Tablelands Regional), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	13,560	6,301	6,351	907
Gregory Developmental Road (The Lynd - Quartz Blow Creek), 2025 Disaster Recovery Funding Arrangements reconstruction works	315	10,089		8,864	1,225
Kennedy Highway (Cairns - Mareeba), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	48,462	19,545	17,012	11,905
Kennedy Highway (Cairns - Mareeba), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	27,775	11,013	10,548	6,215
Kennedy Highway (Cairns - Mareeba), 2024 Disaster Recovery Funding Arrangements reconstruction works	306	27,469	11,704	8,477	7,288
Kennedy Highway (Cairns - Mareeba), 2024 Disaster Recovery Funding Arrangement reconstruction works	306	21,038	9,761	6,649	4,629
Kennedy Highway (Cairns - Mareeba), 2025 Disaster Recovery Funding Arrangements reconstruction works	306	20,398	667	6,757	12,975
Kennedy Highway (Cairns - Mareeba), 2025 Disaster Recovery Funding Arrangements reconstruction works	306	17,682	406	1,500	15,776
Kennedy Highway (Mareeba - Ravenshoe), design and construct overtaking lanes	306	12,354	3,237	1,466	7,651
Torres Strait Islands Marine Infrastructure Program	315	38,450	4,450	11,638	22,361
Other construction - Far North	306			112,895	Ongoing

Sub-total Far North				354,967

Statewide
Natural Disaster Program - Statewide	Various	185,000	8,961	35,511	140,529
Rail Infrastructure Improvements - Statewide	Various	68,200		30,200	38,000
State Road Network Upgrades - Statewide	Various	794,548	14,670	31,698	748,179

116

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Targeted Road Safety Programs - Statewide	Various	40,000		10,000	30,000
Bruce Highway Targeted Safety Program	Various	9,000,000	319,139	898,362	7,782,499
Inland Freight Route (Charters Towers to Mungindi)	Various	1,000,000	102,183	35,859	861,958
Logan and Gold Coast Faster Rail	311	5,750,155	1,293,242	651,014	3,805,900
New Generation Rollingstock, Automatic Train Operation and Platform Screen Doors fitment	Various	275,700	116,675	56,136	102,890
New Generation Rollingstock, European Train Control System fitment, install new signalling	Various	382,724	296,009	77,438	9,277
New Generation Rollingstock, integration and ancillary works	Various	51,600	4,418	2,000	45,182
Public Transport Bus Stops and Stations Disability Standards	Various	20,000	1,284	5,000	13,716
Queensland Beef Corridors, funding allocation	Various	500,075	12,870	27,690	459,514
Queensland Train Manufacturing Program	319	4,869,000	2,226,613	410,000	2,232,387
Road Safety Infrastructure 2026-27 to 2029-30	Various	786,903	93,590	48,445	644,867
Other construction - Statewide	Various			66,847	Ongoing

Sub-total Statewide				2,386,200

Other Plant and Equipment
Corporate buildings	Various			8,000	Ongoing
Information technology	Various			10,000	Ongoing
Plant and Equipment	Various			51,848	Ongoing

Sub-total Other Plant and Equipment				69,848

Total Property, Plant and Equipment				8,144,534

Capital Grants
Black Spot Program	Various			30,361	Ongoing
Country Roads Connect Program	Various	100,000	35,458	30,817	33,726
Cycling Program	Various			43,575	Ongoing
Safer Roads Better Transport	Various			11,408	Ongoing

117

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
School Bus Upgrade Program	Various			43,094	Ongoing
Transport Infrastructure Development Scheme	Various			75,950	Ongoing
Wheelchair accessible taxi sustainability funding	Various			6,325	Ongoing
Beams Road (Carseldine and Fitzgibbon), upgrade rail level crossing	302	235,000	165,634	34,366	35,000
Capital grants - Transport and Roads	Various			311,593	Ongoing

Total Capital Grants				587,489

ROADTEK
Property, Plant and Equipment
Construction Plant Works	Various			29,900	Ongoing

Total Property, Plant and Equipment				29,900

QUEENSLAND RAIL LIMITED
Property, Plant and Equipment
Other Rail Growth	Various			83,282	Ongoing
Queensland Rail Enterprise	Various			38,555	Ongoing
Rail Network Enhancements	Various			252,598	Ongoing
Rail Regional Network Maintenance	Various			236,453	Ongoing
Rail SEQ Network Maintenance	Various			209,099	Ongoing
Rail Station and Access Improvements	Various			159,908	Ongoing
Clapham Yard Stabling (Moorooka), construct stabling yard³ 4 5	303	886,728	410,463	167,791	308,473
European Train Control System Level 2: Kuraby to Beenleigh[6]	Various	325,537	29,046	33,023	263,468
European Train Control System Level 2 upgrades, Beenleigh to Varsity Lakes4 6	Various	339,000	160,636	114,583	63,781
European Train Control System Signalling Program: Phase 1 (Pilot line, Tunnel, and Sector 1 to Moorooka)³ 4 7	305	1,401,025	896,766	136,855	367,404
Mayne Yard Accessibility³ 4 5	305	418,422	214,735	48,093	155,594
Mount Isa Line, resilience improvements and track renewals	Various	50,000	29,100	16,616	4,284
Queensland Train Manufacturing Program Enabling Works	Various	234,953	79,938	38,686	116,329

118

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
Signalling Integration Works³ 4 5	305	350,446	202,923	42,602	104,921
Station Upgrades Fairfield to Salisbury³ 4 5	303	229,655	124,871	32,699	72,085

Total Property, Plant and Equipment				1,610,843

GOLD COAST WATERWAYS AUTHORITY
Property, Plant and Equipment
Boating Infrastructure Program, various locations (Gold Coast Waterways Authority)	309			145	Ongoing
Plant, equipment and minor works (Gold Coast Waterways Authority)	309			1,695	Ongoing
Spit Masterplan (Southport), northern end of Main Beach, implement spit masterplan (Gold Coast Waterways Authority)[8]	309	24,078	18,415	1,447	4,216

Total Property, Plant and Equipment				3,287

CROSS RIVER RAIL DELIVERY AUTHORITY[9]
Property, Plant and Equipment
Cross River Rail	305	9,607,466	8,215,601	567,543	824,322

Total Property, Plant and Equipment				567,543

Capital Grants
Cross River Rail - third party returnable works	305	218,009	160,672	57,337

Total Capital Grants				57,337

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED
Property, Plant and Equipment
Cairns Marine Precinct - Common User Facility	306	387,000	45,586	8,303	333,111
Buildings and Land Development	306			11,500	Ongoing
Marine Infrastructure	306			6,750	Ongoing
Port Facilities	306			6,440	Ongoing

Total Property, Plant and Equipment				32,993

119

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
GLADSTONE PORTS CORPORATION LIMITED
Property, Plant and Equipment
Northern Land Expansion Project	308	116,000	52,042	20,000	43,958
Buildings and Land Development	308			8,786	Ongoing
Marine Infrastructure	308			610	Ongoing
Port Facilities	308			49,506	Ongoing

Total Property, Plant and Equipment				78,902

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED
Property, Plant and Equipment
Bowen Wharf - Public Jetty	312	50,000	5,000	8,000	37,000
George Bell Dr Heavy Duty Laydown Area	312	19,500	15,300	3,000	1,200
Towage Infrastructure for Abbot Point - Feasibility Studies	312	2,250	1,750	500
Buildings and Land Development	312			7,650	Ongoing
Marine Infrastructure	312			6,200	Ongoing
Port Facilities	312			5,900	Ongoing
Transport Infrastructure	312			450	Ongoing

Total Property, Plant and Equipment				31,700

PORT OF TOWNSVILLE LIMITED
Property, Plant and Equipment
Marine Infrastructure	318			7,400	Ongoing
Port Facilities	318			12,272	Ongoing
Transport Infrastructure	318			1,200	Ongoing

Total Property, Plant and Equipment				20,872

120

Capital Statement 2026-27

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
TOTAL TRANSPORT AND MAIN ROADS (PPE)				10,520,574

TOTAL TRANSPORT AND MAIN ROADS (CG)				644,826

Notes:

1.	Contracted projects have been disclosed individually. Any changes to project details from 2025-26 are in accordance with project contracts.
2.

Non-contracted projects have been consolidated on a program basis while planning and commercial negotiations are undertaken. As non-contracted projects progress to contracted, and new non-contracted projects are developed and included within these programs, the included programs and Total Estimated Cost of these programs will change from year to year.

3.	Total estimated cost has changed since the 2025-26 State Budget due to cost escalation.
4.	Estimated completion date has been revised since the 2025-26 State Budget.
5.	This project is being delivered by Cross River Rail Delivery Authority.
6.	This project is being delivered by Department of Transport and Main Roads with support from Queensland Rail.
7.	This project is being delivered by Cross River Rail Delivery Authority and Department of Transport and Main Roads with support from Queensland Rail.
8.	This capital value makes up part of the overall $60 million Spit Master Plan Implementation, being implemented by GCWA and other delivery partners.
9.	Any changes to project details from 2025-26 are in accordance with revised project contracts value.

121

Capital Statement 2026-27

3.21	WOMEN, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS AND MULTICULTURALISM

The Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism portfolio’s capital outlays for 2026-27 are estimated to be $10.7 million.

Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

Total capital purchases for the Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism are estimated to be $1.2 million in 2026-27. The total capital grants for the department are estimated to be $9.4 million in 2026-27.

Program Highlights (Property, Plant and Equipment)

•	$740,000 for fit-out works and other property, plant and equipment to support the department’s office accommodation requirements.

•	$500,000 for upgrades and improvements of departmental owned property plant and equipment and to fulfill trustee (land) obligations.

Program Highlights (Capital Grants)

•	$8.2 million for regional infrastructure to support Aboriginal and Torres Strait Islander people across regional Queensland.

•

$625,000 in 2026–27 of a total $5 million to establish a capital infrastructure program that will provide funding to not-for-profit multicultural community groups for the building or upgrade of facilities that meet community needs.

•

$390,000 in 2026–27 of a total $3.5 million contribution to establish a Holocaust Museum and Education Centre in Brisbane to honour victims of the Holocaust and support students and the broader community to explore and understand the impact of racism.

•	$135,000 in 2026-27 for the final milestone of a total $2.7 million towards the construction of Queensland’s first Chinese Culture and Heritage Centre in Cairns.

122

Capital Statement 2026-27

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF WOMEN, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS AND MULTICULTURALISM
Property, Plant and Equipment
Land and building acquisitions and upgrades	Various			500	Ongoing
Fit-out and minor capital works	Various			402	Ongoing
Meriba Omasker Kaziw Kazipa office - minor works	306	550	212	338

Total Property, Plant and Equipment				1,240

Capital Grants
Regional infrastructure	Various	8,178		8,178
Multicultural Connect infrastructure	Various	5,000	63	625	4,312
Holocaust Museum	305	3,500	3,110	390
Cairns Chinese Culture and Heritage Centre	306	2,700	2,565	135
Vietnamese Monument	310	100		100

Total Capital Grants				9,428

TOTAL WOMEN, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS AND MULTICULTURALISM (PPE)				1,240

TOTAL WOMEN, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS AND MULTICULTURALISM (CG)				9,428

123

Capital Statement 2026-27

3.22	YOUTH JUSTICE AND VICTIM SUPPORT

The capital works program for the Department of Youth Justice and Victim Support is $250.9 million in 2026-27. These funds provide the infrastructure that supports structured supervision, rehabilitation and education for youth, helping to reduce reoffending and contribute to safer communities.

Program Highlights (Property, Plant and Equipment)

•	$235.4 million for the continued construction of the Woodford Youth Detention Centre.

•	$15.5 million for ongoing upgrades and minor works to Youth Detention centres and Youth Justice service centres.

Youth Justice and Victim Support

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-26 $‘000	Budget 2026-27 $‘000	Post 2026-27 $‘000
DEPARTMENT OF YOUTH JUSTICE AND VICTIM SUPPORT
Property, Plant and Equipment
Woodford Youth Detention Centre - 112 bed construction project	313	982,610	687,918	235,293	59,399
Woodford Youth Detention Centre - establishment costs	313	409	285	124
Youth Justice facilities	Various			15,521	Ongoing

Total Property, Plant and Equipment				250,938

TOTAL YOUTH JUSTICE AND VICTIM SUPPORT (PPE)				250,938

124

Capital Statement 2026-27

Appendices

Appendix A:	Entities included in capital outlays 2026-27

Customer Services, Open Data and Small and Family Business

•	Department of Customer Services, Open Data and Small and Family Business

•	CITEC

•	Queensland Shared Services

Education

•	Department of Education

•	Queensland Curriculum and Assessment Authority

•	Arts Queensland

•	Library Board of Queensland

•	Queensland Art Gallery

•	Queensland Museum

•	Queensland Performing Arts Trust

Environment, Tourism, Science and Innovation

•	Department of the Environment, Tourism, Science and Innovation

Families, Seniors, Disability Services and Child Safety

•	Department of Families, Seniors, Disability Services and Child Safety

Housing and Public Works

•	Department of Housing and Public Works

•	QBuild

•	Queensland Building and Construction Commission

Justice

•	Department of Justice

•	Crime and Corruption Commission

•	Legal Aid Queensland

•	Public Trustee of Queensland

125

Capital Statement 2026-27

Legislative Assembly of Queensland

•	Legislative Assembly of Queensland

Local Government, Water and Volunteers

•	Department of Local Government, Water and Volunteers

•	Gladstone Area Water Board

•	Mount Isa Water Board

•	Seqwater

•	SunWater Limited

Natural Resources and Mines, Manufacturing and Regional and Rural Development

•	Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development

Premier and Cabinet

•	Department of the Premier and Cabinet

Primary Industries

•	Department of Primary Industries

•	Queensland Racing Integrity Commission

Queensland Corrective Services

•	Queensland Corrective Services

Queensland Fire Department

•	Queensland Fire Department

•	Queensland Reconstruction Authority

Queensland Health

•	Queensland Health and Hospital and Health Services

•	Council of the Queensland Institute of Medical Research

Queensland Police Service

•	Queensland Police Service

Queensland Treasury

•	Queensland Treasury

•	CleanCo Queensland Limited

•	CopperString Delivery

126

Capital Statement 2026-27

•	CS Energy Limited

•	Energy Queensland Limited

•	Powerlink Queensland

•	Queensland Hydro Pty Ltd

•	Stanwell Corporation Limited

Sport, Racing and Olympic and Paralympic Games

•	Department of Sport, Racing and Olympic and Paralympic Games

•	Queensland Academy of Sport

•	Stadiums Queensland

State Development, Infrastructure and Planning

•	Department of State Development, Infrastructure and Planning

•	Economic Development Queensland

•	Games Independent Infrastructure and Coordination Authority

•	South Bank Corporation

Trade, Employment and Training

•	Department of Trade, Employment and Training

•	TAFE Queensland

•	Trade and Investment Queensland

Transport and Main Roads

•	Department of Transport and Main Roads

•	Far North Queensland Ports Corporation Limited

•	Gladstone Ports Corporation Limited

•	Gold Coast Waterways Authority

•	North Queensland Bulk Ports Corporation Limited

•	Port of Townsville Limited

•	Queensland Rail

•	RoadTek

•	Cross River Rail Delivery Authority

127

Capital Statement 2026-27

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

•	Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

Youth Justice and Victim Support

•	Department of Youth Justice and Victim Support

128

Capital Statement 2026-27

Appendix B:	Key concepts and coverage

Coverage of the capital statement

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that any agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlay as per the financial statements excluding asset sales, depreciation and revaluations

•	capital grants – capital grants to other entities and individuals (excluding grants to other government departments and statutory bodies)

•	right of use assets – property, plant and equipment to which government agencies have a right to use through lease or similar arrangements.

Capital contingency

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-government basis, there is likely to be underspending, resulting in a carry-over of capital allocations.

Estimated jobs supported by capital works

The $29.616 billion capital works program in 2026-27 is estimated to directly support around 71,500 jobs, equating to around 66,000 full-time equivalent (FTE) jobs. The estimate of jobs supported by the Government’s capital works program in 2026-27 is based on Queensland Treasury Guidelines for estimating the FTE jobs directly supported by the construction component of the capital works program.

The estimate of jobs supported by the capital works program is presented both in terms of FTEs and total jobs. Further, in some cases, jobs estimates quoted for specific projects throughout the Capital Statement and in other budget papers may reflect other approaches, including proponents’ estimates or project specific information, rather than the methodology in the Queensland Treasury Guidelines for estimating jobs supported by capital works.

129

Capital Statement 2026-27

Appendix C:	Capital purchases by entity by region 2026-27[1]

	Brisbane	Brisbane	Brisbane	Brisbane	Brisbane
Entity[2]	East $‘000	North $‘000	South $‘000	West $‘000	Inner City $‘000

Customer Services, Open Data and Small and Family Business	625	6,245	974	489	779

Families, Seniors, Disability Services and Child Safety	3,287	3,046	5,123	2,570	4,096

Education	114,944	27,632	75,369	63,376	91,478

Environment, Tourism, Science and Innovation	7,130	4,441	5,205	4,266	4,827

Housing and Public Works	25,601	32,672	42,422	24,728	71,547

Justice	3,382	3,134	7,725	2,644	10,719

Legislative Assembly of Queensland	274	253	426	214	11,807

Local Government, Water and Volunteers	14,632	3,494	5,876	2,948	4,698

Natural Resources and Mines, Manufacturing and Regional and Rural Development	753	708	1,101	618	906

Premier and Cabinet	—	—	—	—	479

Queensland Corrective Services	6,310	5,847	9,835	4,934	7,862

Queensland Fire Department	2,897	2,685	4,515	2,265	3,610

Queensland Health	173,208	160,500	294,940	135,425	225,519

Queensland Police Service	7,557	21,008	16,913	10,996	9,397

Queensland Treasury	45,002	105,462	59,444	31,165	582,360

Primary Industries	4,089	276	691	233	2,971

Sport, Racing and Olympic and Paralympic Games	1,608	1,490	2,581	1,257	2,213

State Development, Infrastructure and Planning	3,261	37,938	7,000	2,549	402,008

Trade, Employment and Training	4,957	1,562	3,863	1,500	3,659

Transport and Main Roads	125,091	219,228	325,582	143,700	876,989

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	41	38	64	32	51

Youth Justice and Victim Support	—	—	—	—	—

Other agencies[3]	16	15	25	12	20

Anticipated contingency reserve and other adjustments[4]

Funds allocated	504,218	590,321	805,095	403,551	2,145,863

130

Capital Statement 2026-27

Entity[2]	Cairns $‘000	Darling Downs Maranoa $‘000	Central Queensland $‘000	Gold Coast $‘000	Ipswich $‘000

Customer Services, Open Data and Small and Family Business	680	329	589	1,749	6,740

Families, Seniors, Disability Services and Child Safety	3,575	1,730	6,338	9,195	5,647

Education	35,572	26,499	120,576	121,526	128,489

Environment, Tourism, Science and Innovation	31,272	3,950	4,804	11,696	5,391

Housing and Public Works	64,176	11,135	49,557	188,337	53,117

Justice	39,375	1,780	3,187	9,460	5,810

Legislative Assembly of Queensland	297	144	258	765	470

Local Government, Water and Volunteers	4,100	1,984	81,426	25,480	447,609

Natural Resources and Mines, Manufacturing and Regional and Rural Development	1,434	459	718	1,871	1,200

Premier and Cabinet	—	—	—	—	—

Queensland Corrective Services	6,862	3,321	5,947	27,214	83,626

Queensland Fire Department	6,106	3,297	3,930	8,104	9,302

Queensland Health	231,638	91,156	196,310	488,996	344,556

Queensland Police Service	9,210	4,014	7,126	20,996	50,452

Queensland Treasury	241,816	361,267	1,065,098	250,093	250,456

Primary Industries	795	4,436	3,943	1,734	1,337

Sport, Racing and Olympic and Paralympic Games	1,748	846	1,515	16,230	2,762

State Development, Infrastructure and Planning	3,546	1,716	21,924	35,262	6,590

Trade, Employment and Training	3,731	5,160	1,553	6,058	5,513

Transport and Main Roads	526,312	149,336	957,352	1,583,404	247,815

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	383	22	39	115	71

Youth Justice and Victim Support	28	—	—	—	6,311

Other agencies[3]	17	8	15	43	26

Anticipated contingency reserve and other adjustments[4]

Funds allocated	1,122,622	622,643	2,344,167	2,599,786	1,539,776

131

Capital Statement 2026-27

Entity[2]	Logan - Beaudesert $‘000	Mackay - Isaac - Whitsunday $‘000	Moreton Bay North $‘000	Moreton Bay South $‘000	Outback $‘000

Customer Services, Open Data and Small and Family Business	970	462	582	701	202

Families, Seniors, Disability Services and Child Safety	5,100	2,431	3,061	3,761	4,545

Education	351,610	22,908	31,582	42,265	25,484

Environment, Tourism, Science and Innovation	6,190	4,208	4,440	6,169	3,704

Housing and Public Works	40,135	30,928	23,312	51,984	165,926

Justice	5,247	13,001	3,149	3,790	1,090

Legislative Assembly of Queensland	424	202	255	307	88

Local Government, Water and Volunteers	15,379	2,789	35,806	6,521	13,690

Natural Resources and Mines, Manufacturing and Regional and Rural Development	1,096	591	710	828	768

Premier and Cabinet	—	—	—	—	—

Queensland Corrective Services	28,047	4,667	5,875	7,072	10,553

Queensland Fire Department	4,495	2,943	2,697	5,975	934

Queensland Health	271,726	136,904	161,258	227,792	55,839

Queensland Police Service	24,781	14,479	7,041	18,959	5,980

Queensland Treasury	82,413	189,502	46,285	52,020	488,728

Primary Industries	462	6,560	277	1,220	383

Sport, Racing and Olympic and Paralympic Games	2,494	1,189	1,497	1,802	518

State Development, Infrastructure and Planning	5,359	3,162	3,036	3,654	1,051

Trade, Employment and Training	1,755	1,486	23,411	1,613	1,397

Transport and Main Roads	891,724	363,034	236,874	222,190	351,978

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	64	30	38	46	13

Youth Justice and Victim Support	—	—	—	235,417	—

Other agencies[3]	26	12	18	15	5

Anticipated contingency reserve and other adjustments[4]

Funds allocated	1,610,326	741,972	547,302	827,703	1,048,749

132

Capital Statement 2026-27

Entity[2]	Sunshine Coast $‘000	Toowoomba $‘000	Townsville $‘000	Wide Bay $‘000	Totals¹ $‘000

Customer Services, Open Data and Small and Family Business	1,074	411	3,039	783	27,423

Families, Seniors, Disability Services and Child Safety	5,650	2,164	3,361	4,118	78,799

Education	100,611	19,625	35,812	62,283	1,497,639

Environment, Tourism, Science and Innovation	5,732	4,110	8,330	12,746	138,612

Housing and Public Works	65,229	14,899	70,806	39,165	1,065,676

Justice	5,812	2,226	17,607	4,237	143,373

Legislative Assembly of Queensland	470	180	280	343	17,456

Local Government, Water and Volunteers	96,107	95,044	13,020	85,262	955,866

Natural Resources and Mines, Manufacturing and Regional and Rural Development	1,200	541	2,820	910	19,232

Premier and Cabinet	—	—	—	—	479

Queensland Corrective Services	10,845	4,153	122,976	7,905	363,853

Queensland Fire Department	14,392	1,907	10,262	11,587	101,905

Queensland Health	297,670	115,992	213,860	216,984	4,040,272

Queensland Police Service	12,930	5,000	35,460	17,137	299,438

Queensland Treasury	158,074	180,832	536,200	847,140	5,573,358

Primary Industries	984	1,885	305	454	33,036

Sport, Racing and Olympic and Paralympic Games	9,049	2,315	3,110	2,014	56,239

State Development, Infrastructure and Planning	6,619	2,146	15,139	4,835	566,793

Trade, Employment and Training	32,646	1,459	2,164	2,174	105,662

Transport and Main Roads	1,897,685	71,513	420,342	910,424	10,520,574

Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism	71	27	42	52	1,240

Youth Justice and Victim Support	—	—	9,183	—	250,938

Other agencies[3]	27	11	15	20	345

Anticipated contingency reserve and other adjustments[4]					(1,920,204)

Funds allocated	2,520,679	487,347	1,410,952	2,064,932	23,938,004

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	Includes other Government entities with non-material capital programs.
4.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

133

Queensland Budget 2026-27 Budget Capital Statement Budget Paper No. 3

Queensland Budget 2026-27

Budget Capital Statement Budget Paper No. 3

Queensland Budget 2026–27

BUDGET MEASURES

Budget Paper No. 4

© The State of Queensland (Queensland Treasury) 2026

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Budget Measures

Budget Paper No. 4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Measures 2026-27

State Budget

2026-27

Budget Measures

Budget Paper No. 4

Budget Measures 2026-27

Contents

1	Introduction	1

Explanation of scope and terms		1

2	Expense Measures	3

Introduction		3
Department of Customer Services, Open Data and Small and Family Business		4
Department of Education		6
Department of Families, Seniors, Disability Services and Child Safety		8
Department of Housing and Public Works		11
Department of Justice		15
Department of Local Government, Water and Volunteers		21
Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development		25
Department of Primary Industries		28
Department of Sport, Racing and Olympic and Paralympic Games		31
Department of State Development, Infrastructure and Planning		32
Department of the Environment, Tourism, Science and Innovation		36
Department of the Premier and Cabinet		39
Department of Trade, Employment and Training		40
Department of Transport and Main Roads		41
Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism		44
Department of Youth Justice and Victim Support		45
Legislative Assembly of Queensland		47
Queensland Corrective Services		48
Queensland Health		49
Queensland Police Service		56

Budget Measures 2026-27

Queensland Treasury		58

3	Capital Measures	60

Introduction		60
Department of Customer Services, Open Data and Small and Family Business		61
Department of Education		62
Department of Housing and Public Works		64
Department of Justice		65
Department of Local Government, Water and Volunteers		66
Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development		67
Department of Sport, Racing and Olympic and Paralympic Games		68
Department of the Environment, Tourism, Science and Innovation		69
Department of Transport and Main Roads		70
Department of Youth Justice and Victim Support		75
Legislative Assembly of Queensland		76
Queensland Fire Department		77
Queensland Health		78
Queensland Police Service		82
Queensland Treasury		84

4	Revenue Measures	85

Introduction		85
Department of the Environment, Tourism, Science and Innovation		86
Department of Transport and Main Roads		87
Queensland Treasury		88

Appendices		90

Budget Measures 2026-27

1	Introduction

This document provides a consolidated view of policy decisions with budgetary impacts made by the Queensland Government (the Government) since the 2025-26 Budget. It complements other budget papers, in particular Budget Paper No. 2 Budget Strategy and Outlook, Budget Paper No. 3 Budget Capital Statement and the Service Delivery Statements.

The total funding impact of new measures is summarised in Appendix A Tables A.1 to A.3.

For details on the total funding available to departments, refer to each department’s Service Delivery Statements.

Explanation of scope and terms

Scope

This document includes measures with the following features:

•

Sector. Only Queensland General Government Sector departments are included. Measures involving government-owned corporations or other Public Non-Financial Corporations sector departments are within scope only if the measures are being funded directly by the General Government Sector or if there is a flow through effect (for example, community service obligations).

•	Timeframe. Measures based on decisions made by the Government since the 2025-26 Budget.

•	Type. Measures with budgetary impacts, in particular:

(i)	expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community and

(ii)	revenue measures involving a significant change in revenue policy, including changes in the tax rate.

•	Materiality. Minor measures or measures with non-significant community impact are not included in this document.

•

Technical initiatives or non-policy-based adjustments, such as parameter-based funding adjustments, are not included if the formula to calculate these adjustments has not changed, as they do not reflect changes in Government policy. The focus of this document is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

1

Budget Measures 2026-27

Funding basis

Tables in this document are presented on a net funding basis.

•

Net funding refers to the impact that the funding of measures has on appropriations to relevant General Government departments from the Consolidated Fund. Net funding also includes funding held centrally in the Consolidated Fund for future appropriation to the relevant department once a prescribed action is undertaken or event occurs.

•	The tables do not include funding directed to the measure from existing department resources or other sources.

•

Amounts refer to additional funding being provided to departments for a particular program or project, as a result of decisions by the Government since the 2025-26 Budget. The amount provided for a measure may differ from other budget papers, such as Budget Paper No. 3 Budget Capital Statement, that may refer to total funding.

•

Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-government figure due to the omission of some departments’ portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over five years).

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on government revenue (with a positive amount representing additional revenue).

•	Tables A.1 to A.3 identify expense, capital and revenue measures separately, categorised as:

(i)	up to and including 2025-26 Mid-Year Fiscal and Economic Review, and

(ii)	since the 2025-26 Mid-Year Fiscal and Economic Review.

2

Budget Measures 2026-27

2	Expense Measures

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2025- 26 Budget. This does not represent the full amount of additional funding provided to departments since the 2025-26 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Expense Measures	3

Budget Measures 2026-27

Department of Customer Services, Open Data and Small and Family Business

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Maintain and Enhance the Queensland Digital Identity	—	3,500	3,000	—	—

The Government is providing additional funding of $6.5 million over two years to maintain and enhance the Queensland Digital Identity.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Cyber Security and Technology Fund	—	2,500	2,500	—	—

The Government is providing additional funding of $5 million over two years to deliver cyber security and technology initiatives throughout Queensland.

Funding of $10 million over two years is being met internally by the department to deliver the proposed initiatives.

Total funding for this program is $15 million over two years.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Contact Centre for Disaster Response	—	2,115	2,168	—	—

The Government is providing additional funding of $4.3 million over two years to continue to provide essential disaster readiness and response surge capability.

4	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Government Agent Program	—	933	—	—	—

The Government is providing additional funding of $933,000 in 2026-27 to support the Queensland Government Agent Program, to ensure access to services for rural and remote communities.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Digital Licence Application and Service Portal	—	8,098	10,351	—	—

The Government is providing additional funding of $18.4 million over two years for the Queensland Digital Licence application and service portal to enhance, promote the service, and maintain security and integrity of the service portal.

Expense Measures	5

Budget Measures 2026-27

Department of Education

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Glasshouse Theatre	500	—	—	—	—

The Government has provided additional funding of $500,000 in 2025-26 to support the operational readiness of the new Glasshouse Theatre.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Screen Queensland Studios, Brisbane	—	3,072	3,020	3,824	—

The Government is providing additional funding of $9.9 million over three years to support the operation of Screen Queensland Studios, Brisbane.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Screen Queensland - Screen Industry Attraction and Development	—	—	—	—	—

The Government is providing additional funding over two years for Screen Industry Attraction and Development.

Expenditure for this measure is subject to negotiation with potential commercial entities.

6	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Cultural Centre Infrastructure	—	—	—	—	—

Funding of $16.7 million over five years is being met internally for maintenance costs at the Queensland Cultural Centre.

This forms part of a total funding package of $38.7 million, which also includes additional funding for infrastructure renewal and upgrades.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Back to School Boost Uplift and Extension	—	7,642	—	—	—

The Government is providing additional funding of $7.6 million in 2026-27 to provide a 50% uplift to the Back to School Boost.

Funding of $133.5 million over four years is being met internally by the department to increase the Back to School Boost to $150 for every student attending government and non-government primary schools (Prep to Year 6), and home education students, from 2027 to support parents and families with the cost of school essentials.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Capital Assistance Supplementary Scheme for Non-State Schools	—	60,000	—	—	—

The Government is providing additional funding of $60 million in 2026-27 to fund the Capital Assistance Supplementary Scheme to assist non-government schools with the cost of building or upgrading educational facilities.

Expense Measures	7

Budget Measures 2026-27

Department of Families, Seniors, Disability Services and Child Safety

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Growth Funding for Child Safety	351,046	—	—	—	—

The Government has provided additional funding of $351.0 million in 2025-26 to respond to increased demand in the child protection system and addressing legacy issues, continuing to protect the state’s most vulnerable children.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
National Redress Scheme	—	5,992	6,257	6,468	—

The Government is providing additional funding of $18.7 million over three years to support Queensland’s continued participation in the National Redress Scheme which provides a range of supports to survivors of institutional child sexual abuse, including redress payments, access to counselling and psychological care, and the option to receive a direct personal response from the institution responsible.

8	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Child Protection Litigation Model	—	1,161	—	—	—

The Government is providing additional funding of $1.2 million in 2026-27 for the operation of the Office of the Child and Family Official Solicitor, a component of Queensland’s Child Protection Litigation model. This brings total funding in 2026-27 for this program for the Department of Families, Seniors, Disability Services and Child Safety to $7.8 million.

This forms part of the Government’s total funding package of $24.7 million in 2026-27 for the Child Protection Litigation model.

Further details can be found in the Department of Justice section of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Initial Response to the Child Safety Commission of Inquiry	—	186,604	—	—	—

The Government is providing additional funding of $186.6 million in 2026-27 to support an initial response to the Child Safety Commission of Inquiry recommendations focusing on reducing reliance on residential care settings.

This forms part of the Government’s total commitment of $200 million to support an initial response to the Child Safety Commission of Inquiry.

Expense Measures	9

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Initial Response to the Child Safety Commission of Inquiry - Family Support	—	13,396	—	—	—

The Government is providing additional funding of $13.4 million for a Family Support package that will seek to improve foster carer retention through piloting new practical in home supports for foster and kinship carers, delivering a state-wide carer counselling service, delivering Carer Network Hubs and increasing foster carer recruitment outcomes. This funding is also provided to continue piloting early intervention approaches to family supports, focused on equipping young mothers to provide for the safety and wellbeing needs of their babies.

This forms part of the Government’s total commitment of $200 million to support an initial response to the Child Safety Commission of Inquiry.

A further $5 million is being met internally by the department taking total funding for the family support package to $18.4 million.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
In Plain Sight - Child Safeguarding Intelligence Hub Design	—	361	—	—	—

The Government is providing additional funding of $361,000 in 2026-27 for the department to partner with the Department of Justice to collaboratively design a centralised intelligence hub in response to In Plain Sight: Review into System Responses to Child Sexual Abuse. The intelligence hub, hosted by the Queensland Protection Commission once established, will proactively identify people who should not be working with children, by linking, analysing and acting on diverse sources of intelligence.

This initiative will be delivered in partnership with the Department of Justice, Queensland Health, the Queensland Police Service, the Department of Education and the Department of Youth Justice and Victim Support. This represents a total investment of over $250 million over four years.

Further details can be found in the Department of Justice and the Department of Youth Justice and Victim Support sections of this chapter.

10	Expense Measures

Budget Measures 2026-27

Department of Housing and Public Works

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Palm Island Rent-to-Buy Home Ownership Scheme	—	146	275	153	157

The Government is providing additional funding of $731,000 over four years ($2 million over ten years) to support implementation of the Palm Island Rent-to-Buy Home Ownership Scheme, in collaboration with Palm Island Aboriginal Shire Council. The total funding of $2 million over ten years includes $200,000 in seed funding for the Home Reno Fund interest-free loans.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Building and Construction Commission Digital Transformation Roadmap	—	—	—	—	—

The Government has provided additional funding of $15.2 million in 2025-26 through an allocation from the Queensland Government Digital Fund for the Queensland Building and Construction Commission’s Digital Transformation Roadmap to modernise systems and reduce red tape.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Build to Enable Program	—	—	—	—	—

The Government is providing additional funding of $37.2 million over three years through an allocation from the Queensland Government Digital Fund for QBuild to deliver Tranche 1 of the Build to Enable Program to implement enterprise asset management and finance solutions to retire QBuild’s ageing legacy system.

Expense Measures	11

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Continued Delivery of 53,500 Social and Community Homes by 2044	131,796	230,627	—	—	124,827

The Government is providing additional funding of $487.3 million over five years to support continued delivery of 53,500 social and community homes by 2044. This contributes towards the Government’s record investment of $5.725 billion over four years (from 2026-27) in social and community housing.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Private Rental Market Tenancy Support	—	27,801	27,801	27,801	—

The Government is providing additional funding of $83.4 million over three years to support a number of private rental market tenancy assistance programs.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Continuation of Young Queenslander Leadership Programs	—	925	925	—	—

The Government is providing additional funding of $1.9 million over two years to support delivery of the Queensland Youth Parliament and the Queensland Indigenous Youth Leadership Program.

12	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Effective and Efficient Regulation for the Housing System	—	1,804	1,496	1,524	1,574

The Government is providing additional funding of $6.4 million over four years and $1.6 million per annum ongoing for effective regulatory oversight and support for community housing providers, disability accommodation, retirement villages and residential services.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Continuation of Specialist Homelessness Services and Peak and Industry Bodies	—	165,508	142,692	114,501	27,355

The Government is providing additional funding of $450.1 million over four years and $27.4 million per annum ongoing to 2036-37 to provide funding continuity for frontline housing and homelessness services, including funding for Specialist Homelessness Services, to support peak and industry bodies.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Residential Tenancies Authority	—	4,450	4,250	4,650	5,150

The Government is providing additional funding of $18.5 million over four years and $4.9 million per annum ongoing to support the Residential Tenancies Authority’s operations.

Expense Measures	13

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Building and Construction Commission	—	56,213	—	—	—

The Government is providing additional funding of $56.2 million in 2026-27, held centrally, to support the Queensland Building and Construction Commission’s operations.

14	Expense Measures

Budget Measures 2026-27

Department of Justice

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Worker Screening	—	—	—	—	—

The Government is providing additional funding of $5.7 million over two years through an allocation from the Queensland Government Digital Fund to deliver a unified and contemporary case management system for both Disability Worker Screening Services and Blue Card Services to ensure robust screening and monitoring that keeps the community safe.

This budget measure forms part of the Government’s response to In Plain Sight: Review into System Responses to Child Sexual Abuse, which will see the establishment of the Queensland Protection Commission and a total investment worth over $250 million over four years.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Additional Judicial Resources	1,382	2,541	2,328	2,362	2,402

The Government is providing additional funding of $11.0 million over five years and $2.4 million per annum ongoing to appoint additional Supreme and District Court Judges to address increasing demand to deliver faster access to justice for victims and to facilitate the expeditious finalisation of civil matters.

Expense Measures	15

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Forensic Science Queensland Modernisation	—	13,291	10,143	6,729	6,889

The Government is providing additional funding of $37.1 million over four years and $6.9 million per annum ongoing to deliver a modernised Forensic Science Queensland, with greater leadership, accountability, governance and quality to build confidence in our forensic services so Forensic Science Queensland can continue to address major crime backlogs and conduct historical case reviews.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Essential Justice Services - Judicial Resourcing and Support	—	10,186	12,485	3,318	3,318

The Government is providing additional funding of $29.3 million over four years and $3.3 million per annum ongoing for judges and judicial support services to enable faster access to justice.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Essential Justice Services - Legal Aid Queensland	—	8,572	—	—	—

The Government is providing additional funding of $8.6 million in 2026-27 to Legal Aid Queensland for the provision of legal support services to enable faster access to justice.

16	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Essential Justice Services - Aboriginal and Torres Strait Islander Legal Service	—	1,424	—	—	—

The Government is providing additional funding of $1.4 million in 2026-27 to the Aboriginal and Torres Strait Islander Legal Service for the provision of legal support services to enable faster access to justice.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Enhanced Courthouse Security	—	854	1,659	1,717	1,777

The Government is providing additional funding of $6.0 million over four years and $1.8 million per annum ongoing for the delivery of enhanced security across priority courthouses in Queensland to improve the safety of victims and the community.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Enhanced Court Systems	—	4,019	4,550	6,288	7,278

The Government is providing additional funding of $22.1 million over four years and $7.3 million per annum ongoing to invest in digital systems to improve the timeliness and efficiency of court proceedings throughout Queensland and ensure a fair and transparent justice system with the needs of victims at the centre of service delivery.

Expense Measures	17

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Coroners Court of Queensland	—	513	526	538	551

The Government is providing additional funding of $2.1 million over four years and $551,000 per annum ongoing for legal services to support comprehensive and timely coronial investigations.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Legal Services Commission - Delivery of Core Services	—	1,632	—	—	—

The Government is providing additional funding of $1.6 million in 2026-27 to support the Legal Services Commission’s role in maintaining legal practitioner standards and public trust and confidence in the legal profession.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland State Archives - Digital Archiving Program	—	—	1,623	1,724	—

The Government will provide additional funding of $3.3 million over two years to deliver the Archival Management and Digital Preservation System and Services.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Electronic Monitoring	—	3,171	3,205	3,259	3,312

The Government is providing additional funding of $12.9 million over four years and $3.3 million per annum ongoing for the expanded and permanent youth electronic monitoring framework as part of recent stronger youth bail monitoring laws.

18	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Child Protection Litigation Model	—	—	—	—	—

The Government is providing additional funding of $16.8 million in 2026-27, held centrally, to support the Director of Child Protection Litigation’s statutory obligations and for associated functions provided by Court Services Queensland and the Dispute Resolution Branch.

This forms part of the Government’s total funding package of $24.7 million in 2026-27 for the Child Protection Litigation model.

Further details can be found in the Department of Families, Seniors, Disability Services and Child Safety section of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Office of the Director of Public Prosecutions - Increased Frontline Capacity	—	1,588	1,722	3,635	3,661

The Government is providing additional funding of $10.6 million over four years and $3.7 million per annum ongoing to enhance the capacity and capability of prosecution services and reduce administrative burden through additional digital functionality to deliver faster access to justice.

Expense Measures	19

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
In Plain Sight - Child Safeguarding Intelligence Hub design	—	361	—	—	—

The Government is providing additional funding of $361,000 in 2026-27 for the department to collaboratively design a centralised intelligence hub, in response to In Plain Sight: Review into System Responses to Child Sexual Abuse. The intelligence hub, hosted by the Queensland Protection Commission, once established, will proactively identify people who should not be working with children, by linking, analysing and acting on diverse sources of intelligence.

This initiative will be delivered in partnership with the Queensland Police Service, Queensland Health, the Department of Education, the Department of Youth Justice and Victim Support and the Department of Families, Seniors, Disability Services and Child Safety. This represents a total investment of over $250 million over four years.

Further details can be found in the Department of Youth Justice and Victim Support and the Department of Families, Seniors, Disability Services and Child Safety sections of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Reportable Conduct Scheme	1,497	2,713	—	—	—

The Government is providing additional funding of $4.2 million over two years to fast track the implementation of the Reportable Conduct Scheme, a new child safeguarding framework, to commence on 1 July 2026, to deliver better protection for Queensland children.

20	Expense Measures

Budget Measures 2026-27

Department of Local Government, Water and Volunteers

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Cressbrook Dam Safety Improvement	16,200	23,220	14,580	—	—

The Government is providing additional funding of $54 million over three years for upgrades to Cressbrook Dam to ensure the long-term security of one of the Toowoomba region’s most vital drinking water assets.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Emu Swamp Dam	—	3,000	—	—	—

The Government is providing additional funding of up to $3 million in 2026-27 to progress the Emu Swamp Dam project.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Indigenous Councils Funding Program	—	27,000	13,500	—	—

The Government is providing additional funding of $40.5 million over two years for the Indigenous Councils Funding Program to support the financial sustainability and operational capacity of Indigenous Councils.

Expense Measures	21

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Cloncurry Pipeline Water Supply Subsidy	—	7,000	6,000	5,000	4,000

The Government is providing additional funding of $22 million over four years ($28 million over seven years) to subsidise the cost of water supplied to Cloncurry Shire Council via the North West Queensland Water Pipeline and the Cloncurry Pipeline.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gladstone Water Security Subsidy	—	10,000	—	—	—

The Government is providing additional funding of $10 million in 2026-27 to subsidise bulk water charges for Gladstone Regional Council’s urban customers, including households and small businesses, covering those supplied via the Fitzroy to Gladstone Pipeline.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Water for Warrill	—	1,000	2,400	—	—

The Government is providing additional funding of $3.4 million over two years, held centrally, to complete the detailed business case for the Water for Warrill Irrigation Project.

22	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Lockyer Valley and Somerset Water Security Scheme	—	2,500	2,500	—	—

The Government is providing additional funding of $5 million over two years to advance investigations for the Lockyer Valley and Somerset Water Security Scheme to inform the final investment decision.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Volunteering	—	453	503	254	—

The Government is providing additional funding of $1.2 million over three years to deliver the first phase of the 10-year Volunteering Plan and progress the Inquiry Response.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Dumaresq- Barwon Border Rivers Commission	—	939	—	—	—

The Government is providing additional funding of $939,000 in 2026-27 to meet Queensland’s share of the annual cost of the Commission.

Expense Measures	23

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Digital Water Systems	—	—	—	—	—

The Government is providing additional funding of $36.9 million over four years through an allocation from the Queensland Government Digital Fund for critical digital water systems to allow easier water trading and improve customer experience.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Securing South East Queensland’s Water Future	—	—	—	—	—

The Government is delivering its election commitment to secure South East Queensland’s water future. Funding of up to $10 million in 2026-27 will be managed by Seqwater, to investigate potential new dam sites for future water supply capacity.

24	Expense Measures

Budget Measures 2026-27

Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Securing a Future for Mount Isa and the North West	50,000	100,000	100,000	50,000	—

The Government is providing additional funding of up to $300 million over four years, including $95.5 million held centrally, to secure the ongoing operations of the Mount Isa copper smelter and Townsville refinery that will protect regional Queensland jobs and strengthen Australia’s copper capability, subject to the completion of a transformation study and alongside other review points.

Funding of up to $300 million is being matched by the Federal Government under the Assistance for the Mount Isa Mines copper facilities Federation Funding Agreement schedule as part of a total funding package of up to $600 million.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Driving Investment in Queensland’s Mineral Opportunity	—	—	—	—	—

To align with government priorities, funding of $41.6 million over three years is being met internally by the department to enhance investment attraction, build value chains for critical minerals growth and ensure big mineral projects come online in a timely manner, especially in the North West Minerals Province and surrounding regions.

The capital component of this measure can be found in Chapter 3 Capital Measures.

Expense Measures	25

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Reef and Catchment Water Quality Program	—	—	—	—	—

To align with government priorities, funding of $7.8 million over three years is being met internally by the department for the Queensland Reef and Catchment Water Quality Program, as part of the Queensland Government’s continued commitment to the protection of the Great Barrier Reef.

The program will accelerate improvements in water quality through on-ground land improvement programs over six reef catchment regions, support landowners and primary producers to adopt and implement best practice farming and land use practices and continue investment in research, science and innovative solutions.

This forms part of the Government’s total funding package for the Queensland Reef and Catchment Water Quality Program of $330.5 million over five years from 2026-27.

Further details can be found in the Department of the Environment, Tourism, Science and Innovation and the Department of Primary Industries sections of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Unlocking Resources Potential and Management of Key Risks Within the Abandoned Mine Lands Program	—	—	11,026	—	—

The Government will provide additional funding of $11.0 million in 2027-28 and $21.3 million over two years is being met internally by the department to support re-commercialisation at viable sites, including opportunities for reprocessing critical minerals or other high-value minerals, and essential operating and safety works at high-risk mine sites across the Abandoned Mine Lands Program.

Total funding for this program is $32.3 million over two years from 2026-27.

The capital component of this measure can be found in Chapter 3 Capital Measures.

26	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Fuel Security Plan	—	2,980	2,020	—	—

The Government is providing additional funding of $5 million and $2.1 million is being met internally by the department over two years as part of the Queensland Fuel Security Plan to accelerate domestic fuel supply priorities, undertake targeted assessment of Queensland’s oil resource potential and the evaluation of domestic refining capability to support future development and improve Queensland’s fuel security.

This forms part of the Government’s total funding package of $19 million over two years to support the Queensland Fuel Security Plan.

Further details can be found in the Department of State Development, Infrastructure and Planning section of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Establishing a Wide Bay Manufacturing Hub	—	—	—	—	—

To align with government priorities, funding of $925,000 over two years is being met internally by the department to establish a formal Wide Bay manufacturing hub to support the Wide Bay manufacturing industry in the Maryborough region. This expands on the election commitment to establish manufacturing hubs in Toowoomba and other regional locations to support the manufacturing industry through delivery of place-based capability and capacity development programs and advice.

Expense Measures	27

Budget Measures 2026-27

Department of Primary Industries

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Locust Plague Response	4,500	—	—	—	—

The Government has provided additional funding of up to $4.5 million in 2025-26, held centrally, to respond to Queensland’s locust outbreak via targeted surveillance and aerial treatment of locust nymphs to drastically reduce numbers prior to wing development and subsequent migration to key agriculture regions.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Reef and Catchment Water Quality Program	—	11,565	4,176	4,014	12,439

The Government is providing additional funding of $32.2 million over four years ($44.9 million over five years), for the Queensland Reef and Catchment Water Quality Program, as part of the Queensland Government’s continued commitment to the protection of the Great Barrier Reef. The program will accelerate improvements in water quality through on-ground land improvement programs over six reef catchment regions, support landowners and primary producers to adopt and implement best practice farming and land use practices and continue investment in research, science and innovative solutions.

Total funding for the department is $60.7 million over five years, including $15.8 million met internally.

This forms part of the Government’s total funding package for the Queensland Reef and Catchment Water Quality Program of $330.5 million over five years from 2026-27.

Further details can be found in the Department of the Environment, Tourism, Science and Innovation and the Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development sections of this chapter.

28	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Replacement of the Forest Sales Management Information System	—	—	—	—	—

The Government has provided additional funding of $8.8 million in 2025-26 through an allocation from the Queensland Government Digital Fund for the replacement of the Forest Sales Management Information System to calculate supply volumes and royalties from timber and quarry sales.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Animal Welfare - Enforcement and Prosecutions	—	—	—	—	—

Funding of $12.5 million over four years is being met internally by the department to continue core service delivery of the RSPCA inspectorate at the new record level of funding established in the 2025-26 Budget, to provide increased protection of Queensland animals from cruelty and neglect.

Total funding for this program is $15 million over five years from 2026-27.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Prosper 2050	—	3,478	7,269	7,803	1,450

The Government is providing additional funding of $20 million over four years to support delivery of the Government election commitment to grow Queensland’s primary production output to $30 billion by 2030, implement the Queensland Future Timber Plan 2050 and support the fisheries sector.

Expense Measures	29

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Fire Ant Suppression Taskforce	—	—	—	—	—

Funding of $7.2 million in 2026-27 is being met internally by the department to continue delivering critical and effective fire ant suppression activities across South East Queensland, including aerial treatment.

Total funding for this program is $10.5 million in 2026-27.

30	Expense Measures

Budget Measures 2026-27

Department of Sport, Racing and Olympic and Paralympic Games

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Racing Future Fund	—	100,000	—	—	—

The Government is providing additional funding of $100 million in 2026-27 to deliver a new Racing Future Fund to help deliver modern and fit-for-purpose racing infrastructure across all three codes of racing.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Funding for Stadiums Queensland	—	39,153	40,257	41,388	42,548

The Government is providing additional funding of $163.3 million over four years to support Stadiums Queensland’s activities to maintain the state’s portfolio of major sporting stadiums and high performance and community venues in the lead up to the 2032 Olympic and Paralympic Games.

The capital component of this measure can be found in Chapter 3 Capital Measures.

Expense Measures	31

Budget Measures 2026-27

Department of State Development, Infrastructure and Planning

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Land Activation Program	—	—	—	—	—

To align with government priorities, funding of $15 million over two years is being met internally by the department for Economic Development Queensland to deliver due diligence and land activation work on pilot sites to unlock sites suitable to market to the private sector for housing delivery.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Central Queensland University North Rockhampton Campus	—	—	—	—	—

To align with government priorities, funding of $25 million over three years is being met internally by the department for Economic Development Queensland to undertake site preparation and enabling works to support delivery of development-ready land for 200 homes on the Central Queensland University Campus in North Rockhampton.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Bribie Island Erosion and Breakthrough Remediation	—	—	—	—	—

To align with government priorities, funding of $25 million over two years is being met internally by the department to deliver actions to address impacts of the erosion and breakthrough events at Bribie Island, including emergency works and long-term planning and solutions.

Total funding for this program is $45 million over two years from 2025-26.

32	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gabba Entertainment and Housing Precinct	1,000	44,600	—	—	—

The Government is providing additional funding of $45.6 million over two years to undertake an early works program and competitive market process with the private sector for the delivery of an arena as part of an entertainment and housing precinct at Woolloongabba.

Total funding for this program is $54.9 million over three years from 2025-26.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Government’s Infrastructure Delivery Commitments	—	—	—	—	—

Funding of $1.5 million over three years is being met internally by the department to support the Government’s infrastructure delivery commitments, including for the whole-of-government Capital Program Information Management System, which provides monitoring and reporting on the delivery of the capital infrastructure program.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Infrastructure Activation Fund	—	20,000	—	—	—

The Government is providing additional funding of $20 million in 2026-27 for Economic Development Queensland to deliver the $200 million Infrastructure Activation Fund to enable infrastructure works to unlock new homes in priority development areas and support the Federal Government’s 100,000 Homes for First Home Buyers Program.

Funding of $181.9 million over four years is being met internally by the Department of State Development, Infrastructure and Planning and Economic Development Queensland to deliver the program.

This funding will secure up to an additional $2 billion from the Federal Government.

Expense Measures	33

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Port Hinchinbrook Revitalisation	—	39,231	—	—	—

The Government is providing additional funding of $39.2 million in 2026-27 to undertake dredging, remediation and resilience works to restore safe navigability, address longstanding environmental issues and support economic development within the Port Hinchinbrook Provisional Priority Development Area.

Funding of $14.8 million in 2026-27 is being met internally by Economic Development Queensland to support the program.

Total funding for this program is $64 million over two years from 2025-26.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Fuel Security Plan	—	—	—	—	—

To align with government priorities, funding of $11.9 million over two years is being met internally for development of the Taroom Trough Development Plan as part of the Queensland Fuel Security Plan, which will unlock strategic fuel supply opportunities to support Queensland’s economic security.

This forms part of the Government’s total funding package of $19 million over two years to support the Queensland Fuel Security Plan.

Further details can be found in the Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development section of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Rockhampton Railyards Rejuvenation	—	8,032	—	—	—

The Government is providing additional funding of $8.0 million in 2026-27 to rejuvenate the Rockhampton Railyards.

34	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Government’s Planning Commitments	—	—	—	—	—

Funding of $8.1 million over five years and $1.6 million per annum ongoing is being met internally by the department to support the Government’s planning commitments, including the implementation of new regulatory obligations for renewables assessment and for new infrastructure planning commitments.

Expense Measures	35

Budget Measures 2026-27

Department of the Environment, Tourism, Science and Innovation

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Reef and Catchment Water Quality Program	—	22,162	38,433	40,360	33,062

The Government is providing additional funding of $134.0 million over four years ($159.3 million over five years), for the Queensland Reef and Catchment Water Quality Program, as part of the Queensland Government’s continued commitment to the protection of the Great Barrier Reef. The program will take a whole-of-catchment approach with collaboration from stakeholders with a key focus to support landholders and primary producers to adopt and implement best practice farming and land use practices and continue investment in research, science and innovative solutions.

Total funding for the department is $262.0 million over five years, including $102.7 million met internally.

This forms part of the Government’s total funding package for the Queensland Reef and Catchment Water Quality Program of $330.5 million over five years from 2026-27.

Further details can be found in the Department of Primary Industries and the Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development sections of this chapter.

36	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
High Performance Computing and Data Platforms	—	—	—	—	—

The Government is providing additional funding of $26.7 million over four years through an allocation from the Queensland Government Digital Fund to support high performance computing and data platforms used by the Queensland Government.

These systems enable large scale and complex data analytics underpinning robust, science-based decision making on issues affecting essential government services including water security, drought and natural disaster response, city planning, agriculture industry productivity, biodiversity protection and land management.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Waste Strategy	76,475	217,813	(125,880)	52,905	46,276

The Government is providing additional funding of $267.6 million over five years to support waste reduction and recycling initiatives. This includes additional funding for annual payments to councils of $214 million, with remaining payments over the four years to be paid upfront in 2026. It also includes additional funding of $53.6 million for the Waste Reduction and Recycling Activation Fund for programs to reduce waste and disposal to landfill. Some existing funding has been reprofiled out of 2027-28 to support making upfront annual payments to councils in 2026 and match expected program delivery. Councils will continue to receive annual payments.

The revenue component of this measure can be found in Chapter 4 Revenue Measures.

Expense Measures	37

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Growing World Class Protected Areas and Ecotourism	—	—	5,672	8,623	6,365

The Government will provide additional funding of $20.7 million over three years and $7.9 million per annum ongoing for an enhanced program focusing on delivering the Government’s commitment to grow Queensland’s protected areas, investing in visitor infrastructure and ecotourism across national parks and delivery of the next stage of the Wangetti Trail.

Funding of $6.8 million over two years is allocated towards investment in Private Protected Area expansion and management.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Investment in Science and Innovation	—	5,500	5,500	5,500	5,500

The Government is providing additional funding of $22 million over four years and $5.5 million per annum ongoing to deliver science and innovation programs, partnerships, and improved connectivity that enables and strengthens Queensland’s science and innovation ecosystem.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
More Rangers, Better Neighbours	—	—	349	633	927

To support the Government’s election commitment of More Rangers, Better Neighbours, the Government will provide additional funding of $1.9 million over three years and $1.1 million per annum ongoing to increase investment in Queensland Parks and Wildlife Services. This investment will support rangers to deliver better services across national parks.

The capital component of this measure can be found in Chapter 3 Capital Measures.

38	Expense Measures

Budget Measures 2026-27

Department of the Premier and Cabinet

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
G’day Little Queenslanders and Queensland Day funding	—	3,500	3,500	3,500	—

The Government is providing additional funding of $10.5 million over three years to deliver the G’day Little Queenslanders and Queensland Day programs, providing an opportunity to connect Queenslanders with government programs and services. Funding of $1.3 million over three years is being met internally by the department, bringing total funding for this program to $11.8 million.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Office of the Cross-Border Commissioner	—	1,338	1,338	1,338	—

The Government is providing additional funding of $4.0 million over three years to improve outcomes in border communities by maintaining the operation of the Office of the Cross-Border Commissioner.

Expense Measures	39

Budget Measures 2026-27

Department of Trade, Employment and Training

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Training and Future Skills Investment	—	104,800	—	—	—

The Government is providing additional funding of $104.8 million in 2026- 27 to continue to strengthen the role of public providers in delivering skills that are in demand and supporting ongoing access to training in regional communities.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Skills Demand for Housing, Construction and Health	—	44,200	—	—	—

The Government is providing additional funding of $ 44.2 million in 2026-27 to continue to meet demand for skills in the economy, including growing demand for apprenticeships and traineeships, to address critical priorities, including health, housing and the 2032 Olympic and Paralympic Games.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
International Education and Training Sector	—	2,845	—	—	—

The Government is providing additional funding of $2.8 million in 2026-27 to continue support for the international education and training sector, including attracting and supporting international students to Queensland as a study destination of choice.

40	Expense Measures

Budget Measures 2026-27

Department of Transport and Main Roads

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gold Coast Transport Plan	—	—	—	—	—

The Government is providing additional funding for the Gold Coast Transport Plan, which will deliver generational public transport and road infrastructure for the Gold Coast.

The budgeted amount is not displayed as contracts have not been awarded.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gold Coast Seaway Sand Bypass System Jetty Renewal Program	—	2,500	—	—	—

The Government is providing additional funding of $2.5 million in 2026-27 to expand the scope of the Sand Bypass System Jetty protective coating maintenance program to include full abrasive blasting and recoating.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Extension of the Cape Freight Subsidy (Retail Scheme)	—	3,102	9,914	6,608	—

The Government is providing additional funding of $19.6 million over three years to extend the Cape Freight Subsidy (Retail Scheme) into 2029.

Expense Measures	41

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Road Maintenance	—	18,726	21,891	26,105	26,920

The Government is providing additional funding of $93.6 million over four years to support the maintenance and operations of the state-controlled road and busway network.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Toowoomba Bus Network Investment	—	—	3,000	3,000	3,000

The Government will provide additional funding of $9 million over three years ($18 million over five years) and $6 million ongoing from 2032-33, indexed annually, to introduce new bus services for the Toowoomba network, with co-investment from Toowoomba Regional Council.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Wheelchair Accessible Taxi Grant Scheme Extension	—	6,325	—	—	—

The Government is providing additional funding of $6.3 million in 2026-27 to extend the Wheelchair Accessible Taxi Grant Scheme to 30 June 2027.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
North Brisbane Tunnel	—	—	—	—	—

The Government is providing additional funding to progress investigations for a tunnel on the northside of Brisbane.

The budgeted amount is not displayed as contracts have not been awarded.

42	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Bus Depot	—	—	—	—	—

The Government is providing additional funding to enable a 20-year lease at the New Chum Depot to be executed for a permanent bus depot.

The budgeted amount is not displayed as contracts have not been awarded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mooloolah River Entrance Deepening	—	—	—	—	—

The Government is providing additional funding to undertake modelling, dredging, and construction of the Buddina Sand Trap and excavated rock channel deepening at the Mooloolah River entrance.

The budgeted amount is not displayed as contracts have not been awarded.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Registration and Licensing Modernisation	—	—	—	—	—

The Government is providing additional funding toward modernising the Transport Registration and Integrated Licensing System.

Partial funding has been allocated from the Queensland Government Digital Fund.

The budgeted amount is not displayed as contracts have not been awarded.

The capital component of this measure can be found in Chapter 3 Capital Measures.

Expense Measures	43

Budget Measures 2026-27

Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Jobs Academy	2,000	2,000	—	—	—

The Government is providing additional funding of $4 million over two years to support women re-entering the workforce and thrive after career breaks. The extension of the program helps to address barriers to workforce participation, particularly for women living in regional, rural, and remote areas.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Partnership Funding	—	1,530	—	—	—

The Government is providing funding of $1.5 million in 2026-27 to support community centred initiatives that strengthen community partnerships. These initiatives support the safety, wellbeing and integration of new migrants.

This forms part of the Government’s funding package of $1.7 million.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Data and Reporting for Aboriginal and Torres Strait Islander Partnerships Portfolio	—	—	—	—	—

Funding of $1.1 million over four years is being met internally by the department to fully fund the costs associated with essential statistical services provided by the Queensland Government Statisticians Office to support policy, planning and mandatory reporting for Closing the Gap.

44	Expense Measures

Budget Measures 2026-27

Department of Youth Justice and Victim Support

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Wacol Youth Remand Centre	—	24,799	26,407	—	—

The Government is providing additional funding of $51.2 million over two years to extend the operation of the Wacol Youth Remand Centre, a secure 76 bed facility for youth from across the state.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Woodford Youth Detention Centre	—	—	32,097	31,420	32,259

The Government is providing additional funding of $95.8 million over three years and $32.3 million per annum ongoing to expand operations in the Woodford Youth Detention Centre by an additional 32 beds from 80 to 112 beds, which was previously unfunded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Youth Detention Admissions Officers	—	1,135	1,171	1,195	1,228

The Government is providing additional funding of $4.7 million over four years and $1.2 million per annum ongoing to manage capacity in the youth detention system. These services were previously unfunded and due to cease.

Expense Measures	45

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Childrens Courts Advice	—	4,804	4,948	5,049	—

The Government is providing additional funding of $14.8 million over three years to ensure the timely and relevant advice to Childrens Courts in youth justice proceedings.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Victim Assist Queensland	—	18,927	—	—	—

The Government is providing additional funding of $18.9 million in 2026-27 for Victim Assist Queensland to continue supporting victims of crime.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
In Plain Sight - Child Safeguarding Intelligence Hub design	—	707	—	—	—

The Government is providing additional funding of $707,000 in 2026-27 for the Department of Youth Justice and Victim Support to collaboratively design a centralised intelligence hub, in response to In Plain Sight: Review into System Responses to Child Sexual Abuse. The intelligence hub, hosted by the Queensland Protection Commission, once established, will proactively identify people who should not be working with children, by linking, analysing and acting on diverse sources of intelligence.

This initiative will be delivered in partnership with the Queensland Police Service, Queensland Health the Department of Education, the Department of Justice and the Department of Families, Seniors, Disability Services and Child Safety. This represents a total investment of over $250 million over four years.

Further details can be found in the Department of Justice and the Department of Families, Seniors, Disability Services and Child Safety sections of this chapter.

46	Expense Measures

Budget Measures 2026-27

Legislative Assembly of Queensland

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Heritage Maintenance Program for Parliament House	250	100	265	273	281

The Government is providing additional funding of $1.2 million over five years and $281,000 per annum ongoing indexed annually at 3% to implement a specific heritage maintenance program for Parliament House to reduce expensive reactive works and associated disruptions.

Expense Measures	47

Budget Measures 2026-27

Queensland Corrective Services

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Supporting Queensland Corrective Services Operations	40,000	26,072	64,916	106,005	145,849

The Government is providing additional funding of $382.8 million over five years to prioritise community safety and reduce the number of victims of crime by ensuring correctional centres across Queensland have the staff and resources needed to hold prisoners to account.

48	Expense Measures

Budget Measures 2026-27

Queensland Health

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Easier Access to Health Services	—	750,000	—	—	—

The Government is providing an additional $750 million in 2026-27 to support the delivery of critical health services across Queensland. Funding will be directed towards Hospital and Health Services to deliver care, including emergency and elective surgery services, and to operationalise new or ongoing hospital expansions through the recruitment of a highly specialised health workforce.

This additional funding will also support the following priority investment areas by operationalising over 200 beds:

•	Supporting the provision of health services by Queensland Health and its service partners

•	Operationalising new capacity through the Hervey Bay Hospital Expansion

•	Operationalising new capacity through the Cairns Hospital Expansion

•	Operationalising capacity at the West Moreton Ripley sub-acute facility

•	Operationalising capacity at the Gold Coast sub-acute facility

•	Operationalising capacity at Metro South for Chemotherapy Chairs in Logan

•	Operationalising capacity at Central Queensland Cardiac Catheter Laboratory

•	Operationalising capacity at Wide Bay for interim care beds.

These initiatives form part of the Government’s Hospital Rescue Plan which is delivering the largest investment in hospital infrastructure that Queensland has ever seen.

Expense Measures	49

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising New Capacity Through the Hervey Bay Hospital Expansion	—	—	—	—	—

In delivering its election commitment, the Government is providing additional funding of $16.7 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to operationalise new overnight bed capacity at Hervey Bay Hospital, including 25 additional inpatient and intensive care beds, as part of the Hospital Rescue Plan.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising New Capacity Through the Cairns Hospital Expansion	—	—	—	—	—

In delivering its election commitment, the Government is providing additional funding of $37.6 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to operationalise new capacity at Cairns Hospital as part of the Hospital Rescue Plan.

This funding will increase overnight bed capacity by 32 beds through Stage 1 of the Cairns Hospital Expansion Refurbishment Project, making it easier for Queenslanders to get the care they need in Far North Queensland’s only major referral hospital.

50	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising Capacity at West Moreton Ripley Sub-acute Facility	—	—	—	—	—

The Government is providing additional funding of $37.1 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to enable the full commissioning of the Ripley Satellite Health Centre Sub-Acute Expansion (now officially known as Ripley Health Services expansion) delivered as part of the Hospital Rescue Plan.

This funding will enable ongoing access to an additional 90 overnight beds in the West Moreton region.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising Capacity at Gold Coast Sub-acute Facility	—	—	—	—	—

The Government is providing additional funding of $17.6 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to support the full commissioning of the Gold Coast sub-acute facility (H-Block), delivered as part of the Hospital Rescue Plan.

This funding will enable access to up to 70 overnight beds and support specialised Geriatric, Complex and Acute Cognitive services in the Gold Coast region.

Expense Measures	51

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising Capacity at Metro South for Chemotherapy Chairs in Logan	—	—	—	—	—

The Government is providing additional funding of $14.5 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to enable the full commissioning of 13 chemotherapy chairs at Logan Hospital, as part of the Hospital Rescue Plan.

This funding will improve access to critical cancer treatments in Logan.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising Capacity at Central Queensland Cardiac Catheter Laboratory	—	—	—	—	—

The Government is providing additional funding of $8 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to support the expansion of cardiac catheter laboratory services at Rockhampton Hospital.

This funding will provide access for Central Queenslanders to enhanced cardiac services closer to home.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operationalising Capacity at Wide Bay for Interim Care Beds	—	—	—	—	—

The Government is providing additional funding of $11.6 million in 2026-27, from within the $750 million Easier Access to Health Services funding, to enable access to an additional 34 interim care beds in the Wide Bay Hospital and Health Service aimed at supporting improved patient flow and reducing delayed discharge.

52	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Strengthening Patient Travel Subsidy Scheme	—	11,700	—	—	—

The Government is providing additional funding and improving processing times of the Patient Travel Subsidy Scheme. The Government will invest $11.7 million in 2026-27 to permanently boost the private motor vehicle fuel subsidy rate under the Patient Travel Subsidy Scheme from 34 cents per kilometre to 45 cents per kilometre. Funding from 2027-28 will be met internally by the department.

The increased subsidy will improve affordability for regional Queensland patients and families who need to travel to access specialist healthcare.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Clinical Imaging Informatics Systems Replacement and Establishment of Enterprise Vendor Neutral Archive - Stage 1	—	—	—	—	—

The Government is providing additional funding of $16.2 million operational funding over three years, through an allocation from the Queensland Government Digital Fund, for Stage 1 of the replacement of Queensland Health’s Clinical Imaging Informatics Systems and establishment of Enterprise Vendor Neutral Archive. This will enable real time access to centralised patient imaging information to support clinicians to make data driven decisions.

The capital component of this measure can be found in Chapter 3 Capital Measures.

Expense Measures	53

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mental Health Funding Uplift	—	80,645	104,472	104,657	104,657

In delivering its election commitment, the Government is providing additional funding of $394.4 million over four years, and $104.7 million per annum ongoing, from the Queensland Mental Health Levy, to deliver new and increased mental health services, including:

•	30 new perinatal mother and baby beds

•	Mental Health Assessment and Treatment in Emergency Departments

•	New Alcohol and Other Drugs residential treatment beds

•	Eight additional Adolescent Mental Health beds in Cairns

•	Nine additional Rockhampton Acute Mental Health Inpatient Unit beds

•	Nine additional Princess Alexandra Hospital Psychiatric Assessment and Planning unit beds

•	Several historical unfunded commitments for mental health, alcohol and other drugs.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Perinatal Mother and Baby Beds	—	—	—	—	—

In delivering on the commitment announced in May 2024, but unfunded, the Government is providing additional funding of $153.9 million over four years and $42.8 million per annum ongoing from the Mental Health Funding Uplift for more than 30 new perinatal mental health beds across Queensland. New beds will be delivered in Brisbane, Cairns, Townsville, Sunshine Coast, Logan and Ipswich.

54	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Strengthening Mental Health Assessment and Treatment in Emergency Departments	—	—	—	—	—

In delivering its election commitments, the Government is providing additional funding of $93.1 million over four years from 2026-27 and $28.5 million per annum ongoing, from the Mental Health Funding Uplift to streamline the delivery of mental health care in Emergency Departments.

Expense Measures	55

Budget Measures 2026-27

Queensland Police Service

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Disaster Event Management System Replacement	—	—	—	—	—

The Government is providing additional funding of $6.1 million over two years through an allocation from the Queensland Government Digital Fund to replace the Disaster Event Management System and support more effective critical decision-making and responses during disaster events.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Adult Bailee GPS Tracking Project	—	976	—	—	—

The Government is providing additional funding of $976,000 in 2026-27 for electronic monitoring devices for adult bailees.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Expansion of Remotely Piloted Aircraft Systems (RPAS) Capability	—	1,186	1,355	1,290	—

The Government is providing additional funding of $3.8 million over three years for the latest drone and surveillance technology capable of rapid launch and operating in difficult terrain to strengthen policing, emergency services, and disaster management responses.

The capital component of this measure can be found in Chapter 3 Capital Measures.

56	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Recruitment Drive and Recruitment Campaign	—	23,000	—	—	—

The Government is providing additional funding of $23 million in 2026-27 to support initiatives to recruit and retain more police officers, further strengthening frontline policing and helping make Queensland safer.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Camera Detected Offence Program	370	6,608	966	672	700

The Government is providing additional funding of $9.3 million over five years and $700,000 per annum ongoing to deliver Camera Detected Offence Program initiatives to help keep Queensland roads safe.

This forms part of the Government’s funding for the Camera Detected Offence Program. Further details can be found in the Queensland Treasury section of this chapter.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Operational Equipment to Bolster Proactive Policing	—	—	—	—	—

The Government has released $4.1 million in 2025-26 from the $147.9 million investment over five years from 2025-26 (centrally held) for 847 portable handheld radios to support frontline police officers to perform their operational duties effectively and safely.

Expense Measures	57

Budget Measures 2026-27

Queensland Treasury

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Boost to Buy	—	2,000	—	—	—

The Government is providing additional funding of $2 million in 2026-27 to enhance the delivery of the Boost to Buy home ownership scheme, which provides eligible participants with a government equity contribution of up to 30% for new homes and 25% for existing homes. Eligible home buyers need to have saved a minimum 2% deposit for the purchase price of a property up to $1 million.

This forms part of the Government’s total funding package of $330 million for the Boost to Buy shared equity home ownership scheme supporting up to 2,000 first home buyers.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Increase Queensland Revenue Office Compliance and Debt Recovery Activities	—	14,475	14,799	15,178	15,566

The Government is providing additional funding of $60.0 million over four years and $15.6 million per annum ongoing to increase resourcing for the Queensland Revenue Office’s compliance and debt recovery activities. This will help maintain the integrity of Queensland’s tax, royalty and penalty debt systems by supporting taxpayers and debtors to meet their obligations and promote a high degree of compliance with existing revenue laws.

The revenue component of this measure can be found in Chapter 4 Revenue Measures.

58	Expense Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Camera Detected Offence Program	—	10,025	1,592	—	—

The Government is providing additional funding of $11.6 million over two years to the Queensland Revenue Office for the Camera Detected Offence Program.

This forms part of the Government’s funding for the Camera Detected Offence Program. Further details can be found in the Queensland Police Service section of this chapter.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Fines Modernisation Program - Stage 2	—	—	—	—	—

Funding of $27.1 million over four years is being met internally by the department to support Stage 2 of the Fines Modernisation Program in the Queensland Revenue Office, which will deliver a streamlined and integrated fine and penalty debt system for the State.

Expense Measures	59

Budget Measures 2026-27

3	Capital Measures

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2025-26 Budget. This does not represent the full amount of additional funding provided to departments since the 2025-26 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

60	Capital Measures

Budget Measures 2026-27

Department of Customer Services, Open Data and Small and Family Business

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Garbutt Service Centre Townsville	—	1,000	1,000	—	—

The Government is providing additional funding of $2 million over two years to enhance the customer service office experience at the Garbutt service centre in Townsville.

Capital Measures	61

Budget Measures 2026-27

Department of Education

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
New School Infrastructure	—	20,753	164,052	222,675	158,349

The Government is providing additional funding of $700 million over five years, including $254.1 million held centrally, for the planning and construction of new schools including a new secondary school in Ripley Valley, a new primary school in Greater Flagstone, two new special schools in Townsville and Wynnum-Manly and stage two of the new secondary school in Gracemere.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Renewal Boost	—	28,654	—	—	—

The Government is providing additional funding of $28.7 million in 2026-27 for a renewal boost including additional funding for school security fencing as part of the school renewal, legislative obligations and safety programs.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Improved Scope Delivery of Schools and Education Boost	—	4,858	40,998	4,331	—

The Government is providing additional funding of $50.2 million over three years for a suite of upgrades to state schools. This forms part of the Government’s total funding package of $128.6 million over five years for the School and Education Boost.

62	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Cultural Centre Infrastructure	—	5,500	5,500	5,500	5,500

The Government is providing additional funding of $22 million over four years to support infrastructure renewal and upgrades at the Queensland Cultural Centre.

This forms part of a total funding package of $38.7 million, which also includes additional funding for infrastructure renewal and upgrades.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Capital Measures	63

Budget Measures 2026-27

Department of Housing and Public Works

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Continued Delivery of 53,500 Social and Community Homes by 2044	176,986	—	—	—	360,139

The Government is providing additional funding of $537.1 million over five years to support continued delivery of 53,500 social and community homes by 2044. This contributes towards the Government’s record investment of $5.725 billion over four years (from 2026-27) in social and community housing.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Cairns Convention Centre - Capital Upgrades	—	1,500	—	—	—

The Government is providing additional funding of $1.5 million in 2026-27 for essential capital replacements at the Cairns Convention Centre.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gold Coast Convention and Exhibition Centre - Capital Replacements and Upgrades	—	—	—	—	—

Funding of $4.8 million in 2026-27 is being met internally by the department for essential capital replacements and upgrades at the Gold Coast Convention and Exhibition Centre.

64	Capital Measures

Budget Measures 2026-27

Department of Justice

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Courts Capital Investment - Innisfail Courthouse	—	1,000	—	—	—

The Government is providing additional funding of $1 million in 2026-27 to commence remediation works at the Innisfail Courthouse.

Capital Measures	65

Budget Measures 2026-27

Department of Local Government, Water and Volunteers

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Digital Water Systems	—	—	—	—	—

The Government is providing additional funding of $14.2 million over four years through an allocation from the Queensland Government Digital Fund for critical digital water systems to allow easier water trading and improve customer experience.

The expense component of this measure can be found in Chapter 2 Expense Measures.

66	Capital Measures

Budget Measures 2026-27

Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Driving Investment in Queensland’s Mineral Opportunity	—	—	—	—	—

To align with government priorities, funding of $4.5 million over two years is being met internally by the department for common user infrastructure to support critical mineral mining opportunities to support the development potential of Queensland’s critical minerals.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Unlocking Resources Potential and Management of Key Risks Within the Abandoned Mine Lands Program	—	1,320	250	—	—

The Government is providing additional funding of $1.6 million over two years for the completion of essential safety works and acquisition of key plant and equipment critical to exploring re-commercialisation and re-purposing opportunities of existing abandoned mine sites.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Capital Measures	67

Budget Measures 2026-27

Department of Sport, Racing and Olympic and Paralympic Games

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Racing Future Fund	—	100,000	—	—	—

The Government is providing additional funding of $100 million in 2026-27 to deliver a new Racing Future Fund to help deliver modern and fit-for-purpose racing infrastructure across all three codes of racing.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Funding for Stadiums Queensland	—	22,076	22,076	22,076	22,076

The Government is providing additional funding of $88.3 million over four years to support Stadiums Queensland’s capital activities to maintain the state’s portfolio of major sporting stadiums and high performance and community venues in the lead up to the 2032 Olympic and Paralympic Games.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Legacy Fund	—	—	—	—	—

The Government is providing $300 million from centrally held funds for upgrades to Suncorp Stadium, and invest in local sporting infrastructure projects, with a focus on those in regional Queensland.

68	Capital Measures

Budget Measures 2026-27

Department of the Environment, Tourism, Science and Innovation

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Growing World Class Protected Areas and Ecotourism	—	54,031	42,950	9,635	11,767

The Government is providing additional funding of $118.4 million over four years and $26.1 million per annum ongoing for enhanced programs focusing on delivering the Government’s commitment to grow Queensland’s protected areas, investing in visitor infrastructure and ecotourism across national parks.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
More Rangers, Better Neighbours	—	—	5,151	5,037	4,903

To support the Government’s election commitment of More Rangers, Better Neighbours, the Government will provide additional funding of $15.1 million over three years and $700,000 per annum ongoing to increase investment in Queensland Parks and Wildlife Services. This investment will support rangers to deliver services across national parks.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Capital Measures	69

Budget Measures 2026-27

Department of Transport and Main Roads

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
New Gold Coast Stations	—	—	—	—	—

The Government is providing additional funding to support the completion of the New Gold Coast Stations project.

This brings total funding for the project to $590.6 million.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Upgrades to Back Creek Bridge and Tanduringie Creek Bridge	—	—	—	—	—

The Government is providing additional funding to fully fund construction of two new bridges to replace the Back Creek bridge on the New England Highway and the Tanduringie Creek bridge on Kingaroy-Cooyar Road.

The budgeted amount is not displayed as contracts have not been awarded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mooloolah River Interchange Upgrade Stage 1	—	—	—	—	—

The Government is providing additional funding to fully fund delivery of the Mooloolah River Interchange Upgrade (Stage 1).

The budgeted amount is not displayed as contracts have not been awarded.

70	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mooloolah River Interchange Upgrade Stage 2	—	—	—	—	—

The Government is providing additional funding to fully fund delivery of the Mooloolah River Interchange Upgrade (Stage 2).

The budgeted amount is not displayed as contracts have not been awarded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Gold Coast Transport Plan	—	—	—	—	—

The Government is providing additional funding for the Gold Coast Transport Plan, which will deliver generational public transport and road infrastructure for the Gold Coast.

The budgeted amount is not displayed as contracts have not been awarded.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Camera Detected Offence Program	(62,100)	(20,302)	97,848	97,468	100,468

The Government is providing additional funding of $213.4 million over five years and $100.5 million per annum ongoing to improve the safety of sections of state-controlled roads where accidents happen most frequently.

This forms part of the Government’s funding for the Camera Detected Offence Program. Further details can be found in the Queensland Police Service section of this chapter.

Capital Measures	71

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
European Train Control System (Level 2) Upgrade Moorooka to Kuraby	—	—	—	—	—

The Government is providing additional funding to deploy European Train Control System (Level 2) upgrades between Moorooka and Kuraby.

The budgeted amount is not displayed as contracts have not been awarded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mooloolah River Entrance Deepening	—	—	—	—	—

The Government is providing additional funding to undertake modelling, dredging, and construction of the Buddina Sand Trap and excavated rock channel deepening at the Mooloolah River entrance.

The budgeted amount is not displayed as contracts have not been awarded.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Sector 1 North: Trackside Investigation and Rollingstock Modifications	—	—	—	—	—

The Government is providing additional funding to commence onboard fitment and testing of the new Digital Radio System equipment and to perform investigations on the necessary European Train Control System upgrades on Sector 1 North.

The budgeted amount is not displayed as contracts have not been awarded.

72	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Registration and Licensing Modernisation	—	—	—	—	—

The Government is providing additional funding to support the initial tranches of the Transport Registration and Integrated Licensing System modernisation program.

This funding is allocated from the Queensland Government Digital Fund.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
The Wave Stage 2 (Rail)	—	—	—	—	—

The Government is providing additional funding to support pre-delivery activities for The Wave Stage 2 (Rail).

The budgeted amount is not displayed as contracts have not been awarded.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
The Wave Stage 3 (Metro)	—	—	—	—	—

The Government is providing additional funding for early planning, development, and market readiness activities for The Wave Stage 3 (Metro).

The budgeted amount is not displayed as contracts have not been awarded.

Capital Measures	73

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Bus Procurement	—	—	—	—	—

The Government is providing additional funding to procure buses.

The budgeted amount is not displayed as contracts have not been awarded.

74	Capital Measures

Budget Measures 2026-27

Department of Youth Justice and Victim Support

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Youth Detention Centre Critical Infrastructure Capital Works	—	2,500	—	—	—

The Government is providing additional funding of $2.5 million in 2026-27 to fund critical infrastructure capital works for youth detention.

Total funding for this initiative is $10.9 million over four years, with $8.4 million being met internally by the department.

Capital Measures	75

Budget Measures 2026-27

Legislative Assembly of Queensland

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Parliament House - External Stonework Damage Rectification	—	1,000	—	—	—

The Government is providing additional funding of $1 million in 2026-27 to address Parliament House external stonework damage through the installation of a drainage system along the George Street façade of Parliament House and the replacement of irreparable sandstone to restore building integrity.

76	Capital Measures

Budget Measures 2026-27

Queensland Fire Department

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Replacement Permanent and Auxiliary Fire and Rescue Stations in Hervey Bay and Kingaroy	—	2,857	4,428	8,683	—

The Government is providing additional funding of $16.0 million over three years for the construction of replacement permanent and auxiliary fire and rescue stations in Hervey Bay and Kingaroy.

Funding for a replacement Kingaroy Fire and Rescue Station supports the Government’s election commitment, with construction work to commence in the first term of government.

The replacement permanent fire and rescue stations support the Government’s commitment to ensure frontline workers have the resources they need to keep Queenslanders safe.

Capital Measures	77

Budget Measures 2026-27

Queensland Health

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Vaccine Management System Upgrade	—	2,000	—	—	—

The Government is providing additional funding of $2 million in 2026-27 to implement a vaccine management system upgrade to reduce maintenance costs, facilitate additional distributors and warehouse partners, and enable online ordering for Queensland’s immunisation service providers.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mental Health Funding Uplift	23,298	24,400	4,800	—	—

The Government is providing additional funding of $52.5 million over three years from the Queensland Mental Health Levy, to deliver an additional 30 specialist perinatal mother and baby beds and improve access to perinatal mental health services across Queensland.

The expense component of this measure can be found in Chapter 2 Expense Measures.

78	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Replacement of the Pathology Queensland Laboratory Information System	—	—	—	—	—

The Government is providing additional funding of $30.5 million over three years, through an allocation from the Queensland Government Digital Fund, as a first stage of work to replace Pathology Queensland’s legacy Laboratory Information System. This investment will support the delivery of more than 24.5 million pathology tests annually, underpinning approximately 70% of all clinical and cancer diagnoses across Queensland and will improve reliability, patient safety and timely delivery of test results.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Corporate Enterprise SAP Re-platforming	—	—	—	—	—

The Government has provided additional funding of $28.1 million, through an allocation from the Queensland Government Digital Fund, to ensure continuity of essential services, including providing payroll for approximately 130,000 staff and supply chain operations across the health services.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Clinical Imaging Informatics Systems Replacement and Establishment of Enterprise Vendor Neutral Archive - Stage 1	—	—	—	—	—

The Government is providing additional funding of $47.3 million, through an allocation from the Queensland Government Digital Fund, for the replacement of Queensland Health’s Clinical Imaging Informatics Systems and establishment of Enterprise Vendor Neutral Archive. This will improve real time access to centralised patient imaging information to support clinicians to make data driven decisions.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Capital Measures	79

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Contribution to the Gladstone Clinical Modular Solution	—	—	—	—	—

Funding of $12.8 million is being contributed to the delivery of a modular expansion at Gladstone Hospital under the Hospital Rescue Plan. The new facility delivered under the Hospital Rescue Plan will deliver a total of 51 beds and treatment spaces, including 40 new inpatient beds, six new renal dialysis chairs and five new high-dependency unit beds.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Charleville Hospital Upgrades	—	—	—	—	—

Funding of $14.6 million is being contributed to deliver perioperative and sterilising upgrades at the Charleville Hospital under the Hospital Rescue Plan. This brings total funding for the program to $15.8 million.

Charleville Hospital will also receive a new CT scanner and an expanded medical imaging department under the Easier Access to Health Services Plan, creating a centralised imaging hub bringing together CT, ultrasound and X-ray services in one new, purpose-built department.

80	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Rockhampton Hospital Emergency Department Expansion	—	—	—	—	—

Funding of $23.8 million is being contributed to deliver an expansion to the Rockhampton Hospital Emergency Department, under the Hospital Rescue Plan. This expansion includes four additional emergency treatment cubicles, two additional mental health cubicles, two additional procedure rooms, and a mental health seclusion room. This will elevate the Emergency Department footprint to a total of 58 treatment spaces and support world-class care in Central Queensland. The new expansion will also include an expanded patient waiting room, new reception and staff facilities.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Ingham Health Service Staff Accommodation	—	—	—	—	—

Funding of $10 million is being contributed to deliver a new staff accommodation precinct on the Ingham Health Service campus under the Hospital Rescue Plan. The new accommodation will consist of 12 single bedroom modulars and support the recruitment and retention of a highly specialised clinical workforce to the region.

Capital Measures	81

Budget Measures 2026-27

Queensland Police Service

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Kirwan Police Complex Stage 2	—	20,000	66,000	10,000	—

The Government is providing additional funding of $96 million over three years for the design and construction of the Kirwan Police Complex Stage 2 to deliver a new state-of-the-art Police Academy, Dog Squad and other specialised facilities in Townsville. This forms part of a total funding package of $100 million for the project.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Expansion of Remotely Piloted Aircraft Systems (RPAS) Capability	—	469	1,075	—	—

The Government is providing additional funding of $1.5 million over two years for the latest drone and surveillance technology capable of rapid launch and operating in difficult terrain to strengthen policing, emergency services and disaster management responses.

The expense component of this measure can be found in Chapter 2 Expense Measures.

82	Capital Measures

Budget Measures 2026-27

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Camera Detected Offence Program	—	10,000	2,000	2,000	—

The Government is providing additional funding of $14 million over three years to deliver Camera Detected Offence Program initiatives to help keep Queensland roads safe.

This forms part of the Government’s funding for the Camera Detected Offence Program. Further details can be found in the Department of Transport and Main Roads section of this chapter.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Wacol Police Precinct Traffic Upgrades	—	15,000	—	—	—

The Government is providing additional funding of $15 million in 2026-27 for traffic upgrades at the Wacol Police Precinct.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Government Air Capital Funding	1,900	—	—	—	—

The Government has provided additional funding of $1.9 million in 2025-26 for aircraft maintenance works.

Capital Measures	83

Budget Measures 2026-27

Queensland Treasury

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Boost to Buy	—	163,000	—	—	—

The Government is providing additional funding of $163 million in 2026-27 for the Boost to Buy home ownership scheme, which will provide eligible participants with a government equity contribution of up to 30% for new homes and 25% for existing homes. Eligible home buyers need to have saved a minimum 2% deposit for the purchase price of a property up to $1 million.

This forms part of the Government’s total funding package of $330 million for the Boost to Buy shared equity home ownership scheme supporting up to 2,000 first home buyers.

The expenses component of this measure can be found in Chapter 2 Expenses Measures.

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Critical Minerals Fund	100,000	—	—	—	—

The Government has provided additional funding of $100 million in 2025-26 for the Queensland Critical Minerals Fund to grow early-stage investment in Queensland’s critical minerals industry, boost economic and regional development, and enhance global supply chain participation.

84	Capital Measures

Budget Measures 2026-27

4	Revenue Measures

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2025- 26 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Revenue Measures	85

Budget Measures 2026-27

Department of the Environment, Tourism, Science and Innovation

	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Waste Strategy	—	51,102	127,722	175,267	215,584

Following completion of a review of Queensland’s waste disposal levy and the new Queensland Waste Strategy, policy changes will result in additional revenue.

The levy is expected to generate additional revenue of $569.7 million over four years. Rezoning will better reflect the circumstances of waste management in rural and regional Queensland communities.

The expense component of this measure can be found in Chapter 2 Expense Measures.

86	Revenue Measures

Budget Measures 2026-27

Department of Transport and Main Roads

	2025-26	2026-27	2027-28	2028-29	2029-30
	$‘000	$‘000	$‘000	$‘000	$‘000
Pilotage Fees	9,841	22,305	24,038	25,854	27,757

To support the safe and efficient delivery of pilotage services, the Government increased regulated pilotage fees by 9% from 1 February 2026. It is estimated this measure will result in additional pilotage fees revenue of approximately $109.8 million over five years. This increased revenue will support the recovery of costs related to delivering, managing and regulating pilotage services and to facilitate safe and efficient entry and exit for ships from Queensland’s ports to support trade for the state.

Pilotage fees in Queensland are, on average, between $1,650 and $10,243 lower than in other Australian ports facilitating the same cargo type.

Revenue Measures	87

Budget Measures 2026-27

Queensland Treasury

	2025-26	2026-27	2027-28	2028-29	2029-30
	$‘000	$‘000	$‘000	$‘000	$‘000
Targeting Transfer Duty Home Concessions	—	4,600	5,300	5,500	13,500

The Government is addressing eligibility for home, first home and vacant land transfer duty concessions. From 1 August 2026, temporary residents will be ineligible for these concessions, and be required to pay transfer duty at standard rates (similar to investors), noting some exemptions will apply.

The measure is expected to reduce revenue foregone by $28.9 million over four years, with annual impacts affected by the Federal Government’s ban on foreign purchases of established dwellings in place until 2029-30.

	2025-26	2026-27	2027-28	2028-29	2029-30
	$‘000	$‘000	$‘000	$‘000	$‘000
Reform of Surcharge Relief Arrangements	(3,000)	(14,200)	(15,000)	(16,300)	(17,700)

The Government has streamlined transfer duty and land tax surcharge relief arrangements for entities which actively contribute to Queensland’s housing stock and economy, with estimated revenue foregone of $66.2 million over five years.

Changes include lowering the number of dwellings constructed to qualify for relief from 50 to 20, a pre-approval process for residential developers and a more holistic consideration of contributions from closely-related corporate entities. The changes are designed to make it easier for potential applicants to consider their eligibility, and apply for and access relief.

88	Revenue Measures

Budget Measures 2026-27

	2025-26	2026-27	2027-28	2028-29	2029-30
	$‘000	$‘000	$‘000	$‘000	$‘000
Apprentice and Trainee 50% Payroll Tax Rebate Extension	—	(64,000)	—	—	—

The Government is extending the 50% payroll tax rebate on wages of apprentices and trainees (already exempt from payroll tax) until 30 June 2027, at an estimated cost of $64 million in 2026-27 providing additional support for businesses employing trainees and apprentices.

The change is subject to the passage of legislative amendments.

	2025-26	2026-27	2027-28	2028-29	2029-30
	$‘000	$‘000	$‘000	$‘000	$‘000
Increase Queensland Revenue Office Compliance and Debt Recovery Activities	—	50,000	54,000	58,000	58,000

The Government is increasing resourcing for the Queensland Revenue Office’s compliance and debt recovery activities to help maintain the integrity of Queensland’s tax, royalty and penalty debt systems. By supporting taxpayers to meet their obligations and promoting a high degree of compliance with existing revenue laws, the measure is estimated to raise $220 million in additional revenue, and increase collections of revenue and penalty debt by $612 million, over four years.

The expense component of this measure can be found in Chapter 2 Expense Measures.

Revenue Measures	89

Budget Measures 2026-27

Appendices

Table A.1:	Expense measures since the 2025-2026 Budget

Expense measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Education
Glasshouse Theatre	500	—	—	—	—

Portfolio Total	500	—	—	—	—

Department of Families, Seniors, Disability Services and Child Safety
Growth Funding for Child Safety[1]	100,000	—	—	—	—

Portfolio Total	100,000	—	—	—	—

Department of Housing and Public Works
Palm Island Rent-to-Buy Home Ownership Scheme	—	146	275	153	157
Queensland Building and Construction Commission Digital Transformation Roadmap	—	—	—	—	—

Portfolio Total	—	146	275	153	157

Department of Justice
Queensland Worker Screening	—	—	—	—	—
Additional Judicial Resources	1,382	2,541	2,328	2,362	2,402

Portfolio Total	1,382	2,541	2,328	2,362	2,402

Department of Local Government, Water and Volunteers
Cressbrook Dam Safety Improvement	16,200	23,220	14,580	—	—
Emu Swamp Dam	—	3,000	—	—	—

Portfolio Total	16,200	26,220	14,580	—	—

90

Budget Measures 2026-27

Expense measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development
Securing a Future for Mount Isa and the North West	50,000	100,000	100,000	50,000	—
Queensland Reef and Catchment Water Quality Program	—	—	—	—	—

Portfolio Total	50,000	100,000	100,000	50,000	—

Department of Primary Industries
Locust Plague Response	4,500	—	—	—	—
Queensland Reef and Catchment Water Quality Program	—	11,565	4,176	4,014	12,439

Portfolio Total	4,500	11,565	4,176	4,014	12,439

Department of Sport, Racing and Olympic and Paralympic Games
Racing Future Fund	—	100,000	—	—	—

Portfolio Total	—	100,000	—	—	—

Department of the Environment, Tourism, Science and Innovation
Queensland Reef and Catchment Water Quality Program	—	22,162	38,433	40,360	33,062
High Performance Computing and Data Platforms	—	—	—	—	—

Portfolio Total	—	22,162	38,433	40,360	33,062

Department of Transport and Main Roads
Registration and Licensing Modernisation[1]	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism
Jobs Academy	2,000	2,000	—	—	—

Portfolio Total	2,000	2,000	—	—	—

91

Budget Measures 2026-27

Expense measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Health
Mental Health Funding Uplift	—	80,645	104,472	104,657	104,657

Portfolio Total	—	80,645	104,472	104,657	104,657

Queensland Police Service
Disaster Event Management System Replacement	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Queensland Treasury
Boost to Buy	—	2,000	—	—	—

Portfolio Total	—	2,000	—	—	—

Total impact on Expense up to and including 2025-26 MYFER	174,582	347,279	264,264	201,546	152,717

1.	Further funding for this measure can be found in the Post MYFER section of this table.
2.	Further funding for this measure can be found in the up to and including MYFER section of this table.

92

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Customer Services, Open Data and Small and Family Business
Maintain and Enhance the Queensland Digital Identity	—	3,500	3,000	—	—
Cyber Security and Technology Fund	—	2,500	2,500	—	—
Contact Centre for Disaster Response	—	2,115	2,168	—	—
Queensland Government Agent Program	—	933	—	—	—
Queensland Digital Licence Application and Service Portal	—	8,098	10,351	—	—

Portfolio Total	—	17,146	18,019	—	—

Department of Education
Back to School Boost Uplift and Extension	—	7,642	—	—	—
Capital Assistance Supplementary Scheme for Non-State Schools	—	60,000	—	—	—
Screen Queensland Studios, Brisbane	—	3,072	3,020	3,824	—
Screen Queensland - Screen Industry Attraction and Development	—	—	—	—	—
Queensland Cultural Centre Infrastructure	—	—	—	—	—

Portfolio Total	—	70,714	3,020	3,824	—

Department of Families, Seniors, Disability Services and Child Safety
Growth Funding for Child Safety[2]	251,046	—	—	—	—
National Redress Scheme	—	5,992	6,257	6,468	—
Child Protection Litigation Model	—	1,161	—	—	—
Initial Response to the Child Safety Commission of Inquiry	—	186,604	—	—	—
Initial Response to the Child Safety Commission of Inquiry - Family Support	—	13,396	—	—	—
In Plain Sight - Child Safeguarding Intelligence Hub design	—	361	—	—	—

Portfolio Total	251,046	207,514	6,257	6,468	—

93

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Housing and Public Works
Continued Delivery of 53,500 Social and Community Homes by 2044	131,796	230,627	—	—	124,827
Private Rental Market Tenancy Support	—	27,801	27,801	27,801	—
Continuation of Young Queenslander Leadership Programs	—	925	925	—	—
Effective and Efficient Regulation for the Housing System	—	1,804	1,496	1,524	1,574
Continuation of Specialist Homelessness Services and Peak and Industry Bodies	—	165,508	142,692	114,501	27,355
Residential Tenancies Authority	—	4,450	4,250	4,650	5,150
Queensland Building and Construction Commission	—	56,213	—	—	—
Build to Enable Program	—	—	—	—	—

Portfolio Total	131,796	487,328	177,164	148,476	158,906

Department of Justice
Forensic Science Queensland Modernisation	—	13,291	10,143	6,729	6,889
Essential Justice Services - Judicial Resourcing and Support	—	10,186	12,485	3,318	3,318
Enhanced Courthouse Security	—	854	1,659	1,717	1,777
Enhanced Court Systems	—	4,019	4,550	6,288	7,278
Coroners Court of Queensland	—	513	526	538	551
Legal Services Commission - Delivery of Core Services	—	1,632	—	—	—
Queensland State Archives - Digital Archiving Program	—	—	1,623	1,724	—
Electronic Monitoring	—	3,171	3,205	3,259	3,312
Child Protection Litigation Model	—	—	—	—	—
Office of the Director of Public Prosecutions - Increased Frontline Capacity	—	1,588	1,722	3,635	3,661
In Plain Sight - Child Safeguarding Intelligence Hub design	—	361	—	—	—
Reportable Conduct Scheme	1,497	2,713	—	—	—

94

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Essential Justice Services - Legal Aid Queensland	—	8,572	—	—	—
Essential Justice Services - Aboriginal and Torres Strait Islander Legal Service	—	1,424	—	—	—

Portfolio Total	1,497	48,324	35,913	27,208	26,786

Department of Local Government, Water and Volunteers
Indigenous Councils Funding Program	—	27,000	13,500	—	—
Cloncurry Pipeline Water Supply Subsidy	—	7,000	6,000	5,000	4,000
Gladstone Water Security Subsidy	—	10,000	—	—	—
Water for Warrill	—	1,000	2,400	—	—
Lockyer Valley and Somerset Water Security Scheme	—	2,500	2,500	—	—
Volunteering	—	453	503	254	—
Dumaresq-Barwon Border Rivers Commission	—	939	—	—	—
Digital Water Systems	—	—	—	—	—
Securing South East Queensland’s Water Future	—	—	—	—	—

Portfolio Total	—	48,892	24,903	5,254	4,000

Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development
Driving Investment in Queensland’s Mineral Opportunity	—	—	—	—	—
Unlocking Resources Potential and Management of Key Risks Within the Abandoned Mine Lands Program	—	—	11,026	—	—
Queensland Fuel Security Plan	—	2,980	2,020	—	—
Establishing a Wide Bay Manufacturing Hub	—	—	—	—	—

Portfolio Total	—	2,980	13,046	—	—

95

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Primary Industries
Replacement of the Forest Sales Management Information System	—	—	—	—	—
Animal Welfare - Enforcement and Prosecutions	—	—	—	—	—
Prosper 2050	—	3,478	7,269	7,803	1,450
Fire Ant Suppression Taskforce	—	—	—	—	—

Portfolio Total	—	3,478	7,269	7,803	1,450

Department of Sport, Racing and Olympic and Paralympic Games
Funding for Stadiums Queensland	—	39,153	40,257	41,388	42,548

Portfolio Total	—	39,153	40,257	41,388	42,548

Department of State Development, Infrastructure and Planning
Land Activation Program	—	—	—	—	—
Central Queensland University North Rockhampton Campus	—	—	—	—	—
Bribie Island Erosion and Breakthrough Remediation	—	—	—	—	—
Gabba Entertainment and Housing Precinct	1,000	44,600	—	—	—
Government’s Infrastructure Delivery Commitments	—	—	—	—	—
Infrastructure Activation Fund	—	20,000	—	—	—
Port Hinchinbrook Revitalisation	—	39,231	—	—	—
Queensland Fuel Security Plan	—	—	—	—	—
Rockhampton Railyards Rejuvenation	—	8,032	—	—	—
Government’s Planning Commitments	—	—	—	—	—

Portfolio Total	1,000	111,863	—	—	—

96

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of the Environment, Tourism, Science and Innovation
Queensland Waste Strategy	76,475	217,813	(125,880)	52,905	46,276
Growing World Class Protected Areas and Ecotourism	—	—	5,672	8,623	6,365
Investment in Science and Innovation	—	5,500	5,500	5,500	5,500
More Rangers, Better Neighbours	—	—	349	633	927

Portfolio Total	76,475	223,313	(114,359)	67,661	59,068

Department of the Premier and Cabinet
G’day Little Queenslanders and Queensland Day funding	—	3,500	3,500	3,500	—
Office of the Cross-Border Commissioner	—	1,338	1,338	1,338	—

Portfolio Total	—	4,838	4,838	4,838	—

Department of Trade, Employment and Training
Training and Future Skills Investment	—	104,800	—	—	—
Skills Demand for Housing, Construction and Health	—	44,200	—	—	—
International Education and Training Sector	—	2,845	—	—	—

Portfolio Total	—	151,845	—	—	—

Department of Transport and Main Roads
Gold Coast Transport Plan	—	—	—	—	—
Gold Coast Seaway Sand Bypass System Jetty Renewal Program	—	2,500	—	—	—
Extension of the Cape Freight Subsidy (Retail Scheme)	—	3,102	9,914	6,608	—
Road Maintenance	—	18,726	21,891	26,105	26,920
Toowoomba Bus Network Investment	—	—	3,000	3,000	3,000
Wheelchair Accessible Taxi Grant Scheme Extension	—	6,325	—	—	—
North Brisbane Tunnel	—	—	—	—	—
Bus Depot	—	—	—	—	—

97

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Mooloolah River Entrance Deepening	—	—	—	—	—
Registration and Licensing Modernisation[2]	—	—	—	—	—

Portfolio Total	—	30,653	34,805	35,713	29,920

Department of Women, Aboriginal and Torres Strait Islander Partnerships and Multiculturalism
Partnership Funding	—	1,530	—	—	—
Data and Reporting for Aboriginal and Torres Strait Islander Partnerships Portfolio	—	—	—	—	—

Portfolio Total	—	1,530	—	—	—

Department of Youth Justice and Victim Support
Wacol Youth Remand Centre	—	24,799	26,407	—	—
Woodford Youth Detention Centre	—	—	32,097	31,420	32,259
Youth Detention Admissions Officers	—	1,135	1,171	1,195	1,228
Childrens Courts Advice	—	4,804	4,948	5,049	—
Victim Assist Queensland	—	18,927	—	—	—
In Plain Sight - Child Safeguarding Intelligence Hub design	—	707	—	—	—

Portfolio Total	—	50,372	64,623	37,664	33,487

Legislative Assembly of Queensland
Heritage Maintenance Program for Parliament House	250	100	265	273	281

Portfolio Total	250	100	265	273	281

Queensland Corrective Services
Supporting Queensland Corrective Services Operations	40,000	26,072	64,916	106,005	145,849

Portfolio Total	40,000	26,072	64,916	106,005	145,849

98

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Health
Easier Access to Health Services	—	750,000	—	—	—
Operationalising New Capacity Through the Hervey Bay Hospital Expansion	—	—	—	—	—
Operationalising New Capacity Through the Cairns Hospital Expansion	—	—	—	—	—
Operationalising Capacity at West Moreton Ripley Sub-acute Facility	—	—	—	—	—
Operationalising Capacity at Gold Coast Sub-acute Facility	—	—	—	—	—
Operationalising Capacity at Metro South for Chemotherapy Chairs in Logan	—	—	—	—	—
Operationalising Capacity at Central Queensland Cardiac Catheter Laboratory	—	—	—	—	—
Operationalising Capacity at Wide Bay for Interim Care Beds	—	—	—	—	—
Strengthening Patient Travel Subsidy Scheme	—	11,700	—	—	—
Clinical Imaging Informatics Systems Replacement and Establishment of Enterprise Vendor Neutral Archive - Stage 1	—	—	—	—	—
Perinatal Mother and Baby Beds	—	—	—	—	—
Strengthening Mental Health Assessment and Treatment in Emergency Departments	—	—	—	—	—

Portfolio Total	—	761,700	—	—	—

Queensland Police Service
Adult Bailee GPS Tracking Project	—	976	—	—	—
Expansion of Remotely Piloted Aircraft Systems (RPAS) Capability	—	1,186	1,355	1,290	—
Recruitment Drive and Recruitment Campaign	—	23,000	—	—	—
Camera Detected Offence Program	370	6,608	966	672	700
Operational Equipment to Bolster Proactive Policing	—	—	—	—	—

Portfolio Total	370	31,770	2,321	1,962	700

99

Budget Measures 2026-27

Expense measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Treasury
Increase Queensland Revenue Office Compliance and Debt Recovery Activities	—	14,475	14,799	15,178	15,566
Camera Detected Offence Program	—	10,025	1,592	—	—
Fines Modernisation Program - Stage 2	—	—	—	—	—

Portfolio Total	—	24,500	16,391	15,178	15,566

Total decisions made but not yet announced	99,939	132,848	111,450	83,957	183,271

Total impact on Expense since 2025-26 MYFER	602,373	2,476,933	511,098	593,672	701,832

Total impact on Expense since the 2025-26 Budget	776,955	2,824,212	775,362	795,218	854,549

1.	Further funding for this measure can be found in the Post MYFER section of this table.
2.	Further funding for this measure can be found in the up to and including MYFER section of this table.

100

Budget Measures 2026-27

Table A.2:	Capital measures since the 2025-26 Budget

Capital measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Sport, Racing and Olympic and Paralympic Games
Racing Future Fund	—	100,000	—	—	—

Portfolio Total	—	100,000	—	—	—

Department of Transport and Main Roads
New Gold Coast Stations	—	—	—	—	—
Upgrades to Back Creek Bridge and Tanduringie Creek Bridge	—	—	—	—	—
Mooloolah River Interchange Upgrade Stage 1	—	—	—	—	—
Mooloolah River Interchange Upgrade Stage 2	—	—	—	—	—
Registration and Licensing Modernisation	—	—	—	—	—
The Wave Stage 2 (Rail)	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Department of Youth Justice and Victim Support
Youth Detention Centre Critical Infrastructure Capital Works[1]	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Queensland Health
Mental Health Funding Uplift	23,298	24,400	4,800	—	—
Replacement of the Pathology Queensland Laboratory Information System	—	—	—	—	—
Corporate Enterprise SAP Re-platforming	—	—	—	—	—

Portfolio Total	23,298	24,400	4,800	—	—

101

Budget Measures 2026-27

Capital measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Police Service
Queensland Government Air Capital Funding	1,900	—	—	—	—

Portfolio Total	1,900	—	—	—	—

Queensland Treasury
Boost to Buy	—	163,000	—	—	—

Portfolio Total	—	163,000	—	—	—

Total impact on Capital up to and including 2025-26 MYFER	25,198	287,400	4,800	—	—

1.	Further funding for this measure can be found in the Post MYFER section of this table.
2.	Further funding for this measure can be found in the up to and including MYFER section of this table.

102

Budget Measures 2026-27

Capital measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Customer Services, Open Data and Small and Family Business
Garbutt Service Centre Townsville	—	1,000	1,000	—	—

Portfolio Total	—	1,000	1,000	—	—

Department of Education
New School Infrastructure	—	20,753	164,052	222,675	158,349
Renewal Boost	—	28,654	—	—	—
Improved Scope Delivery of Schools and Education Boost	—	4,858	40,998	4,331	—
Queensland Cultural Centre Infrastructure	—	5,500	5,500	5,500	5,500

Portfolio Total	—	59,765	210,550	232,506	163,849

Department of Housing and Public Works
Continued Delivery of 53,500 Social and Community Homes by 2044	176,986	—	—	—	360,139
Cairns Convention Centre - Capital Upgrades	—	1,500	—	—	—
Gold Coast Convention and Exhibition Centre - Capital Replacements and Upgrades	—	—	—	—	—

Portfolio Total	176,986	1,500	—	—	360,139

Department of Justice
Queensland Courts Capital Investment - Innisfail Courthouse	—	1,000	—	—	—

Portfolio Total	—	1,000	—	—	—

Department of Local Government, Water and Volunteers
Digital Water Systems	—	—	—	—	—

Portfolio Total	—	—	—	—	—

103

Budget Measures 2026-27

Capital measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Natural Resources and Mines, Manufacturing and Regional and Rural Development
Driving Investment in Queensland’s Mineral Opportunity	—	—	—	—	—
Unlocking Resources Potential and Management of Key Risks Within the Abandoned Mine Lands Program	—	1,320	250	—	—

Portfolio Total	—	1,320	250	—	—

Department of Sport, Racing and Olympic and Paralympic Games
Funding for Stadiums Queensland	—	22,076	22,076	22,076	22,076
Queensland Legacy Fund	—	—	—	—	—

Portfolio Total	—	22,076	22,076	22,076	22,076

Department of the Environment, Tourism, Science and Innovation
Growing World Class Protected Areas and Ecotourism	—	54,031	42,950	9,635	11,767
More Rangers, Better Neighbours	—	—	5,151	5,037	4,903

Portfolio Total	—	54,031	48,101	14,672	16,670

Department of Transport and Main Roads
Gold Coast Transport Plan	—	—	—	—	—
Camera Detected Offence Program	(62,100)	(20,302)	97,848	97,468	100,468
European Train Control System (Level 2) Upgrade Moorooka to Kuraby	—	—	—	—	—
Mooloolah River Entrance Deepening	—	—	—	—	—
Sector 1 North: Trackside Investigation and Rollingstock Modifications	—	—	—	—	—
The Wave Stage 3 (Metro)	—	—	—	—	—
Bus Procurement	—	—	—	—	—

Portfolio Total	(62,100)	(20,302)	97,848	97,468	100,468

104

Budget Measures 2026-27

Capital measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Youth Justice and Victim Support
Youth Detention Centre Critical Infrastructure Capital Works[2]	—	2,500	—	—	—

Portfolio Total	—	2,500	—	—	—

Legislative Assembly of Queensland
Parliament House - External Stonework Damage Rectification	—	1,000	—	—	—

Portfolio Total	—	1,000	—	—	—

Queensland Fire Department
Replacement Permanent and Auxiliary Fire and Rescue Stations in Hervey Bay and Kingaroy	—	2,857	4,428	8,683	—

Portfolio Total	—	2,857	4,428	8,683	—

Queensland Health
Clinical Imaging Informatics Systems Replacement and Establishment of Enterprise Vendor Neutral Archive - Stage 1	—	—	—	—	—
Vaccine Management System Upgrade	—	2,000	—	—	—
Rockhampton Hospital Emergency Department Expansion	—	—	—	—	—
Contribution to the Gladstone Clinical Modular Solution	—	—	—	—	—
Charleville Hospital Upgrades	—	—	—	—	—
Ingham Health Service Staff Accommodation	—	—	—	—	—

Portfolio Total	—	2,000	—	—	—

105

Budget Measures 2026-27

Capital measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Queensland Police Service
Kirwan Police Complex Stage 2	—	20,000	66,000	10,000	—
Expansion of Remotely Piloted Aircraft Systems (RPAS) Capability	—	469	1,075	—	—
Camera Detected Offence Program	—	10,000	2,000	2,000	—
Wacol Police Precinct Traffic Upgrades	—	15,000	—	—	—

Portfolio Total	—	45,469	69,075	12,000	—

Queensland Treasury
Queensland Critical Minerals Fund	100,000	—	—	—	—

Portfolio Total	100,000	—	—	—	—

Transport planned investments	18,000	496,458	1,122,895	310,550	2,355,068

Total decisions made but not yet announced	9,466	167,159	171,488	178,347	92,741

Total impact on Capital since 2025-26 MYFER	242,352	837,833	1,747,711	876,302	3,111,011

Total impact on Capital since the 2025-26 Budget	267,550	1,125,233	1,752,511	876,302	3,111,011

1.	Further funding for this measure can be found in the Post MYFER section of this table.
2.	Further funding for this measure can be found in the up to and including MYFER section of this table.

106

Budget Measures 2026-27

Table A.3:	Revenue measures since the 2025-26 Budget

Revenue measures up to and including 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of Transport and Main Roads
Pilotage Fees	9,841	22,305	24,038	25,854	27,757

Portfolio Total	9,841	22,305	24,038	25,854	27,757

Queensland Treasury
Reform of Surcharge Relief Arrangements	(3,000)	(14,200)	(15,000)	(16,300)	(17,700)

Portfolio Total	(3,000)	(14,200)	(15,000)	(16,300)	(17,700)

Total impact on Revenue up to and including 2025-26 MYFER	6,841	8,105	9,038	9,554	10,057

107

Budget Measures 2026-27

Revenue measures since 2025-26 MYFER	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000	2028-29 $‘000	2029-30 $‘000
Department of the Environment, Tourism, Science and Innovation
Queensland Waste Strategy	—	51,102	127,722	175,267	215,584

Portfolio Total	—	51,102	127,722	175,267	215,584

Queensland Treasury
Targeting Transfer Duty Home Concessions	—	4,600	5,300	5,500	13,500
Apprentice and Trainee 50% Payroll Tax Rebate Extension	—	(64,000)	—	—	—
Increase Queensland Revenue Office Compliance and Debt Recovery Activities	—	50,000	54,000	58,000	58,000

Portfolio Total	—	(9,400)	59,300	63,500	71,500

Total decisions made but not yet announced	—	—	—	—	—

Total impact on Revenue since 2025-26 MYFER	—	41,702	187,022	238,767	287,084

Total impact on Revenue since the 2025-26 Budget	6,841	49,807	196,060	248,321	297,141

108

Queensland Budget 2026-27 Budget Measures Budget Paper No. 4

Queensland Budget 2026–27

Budget Measures Budget Paper No. 4